
11005295

Getting There

Lilly

Eli Lilly and Company
2010 Annual Report
Notice of 2011 Annual Meeting
Proxy Statement

Getting There

The path to Lilly's future is a pipeline, and a bridge.

The future of our company depends on bringing to patients innovative medicines that address unmet medical needs. We have a robust pipeline of promising molecules. To reach its future potential, Lilly must first bridge a period we call "Years YZ" when we face a series of major patent expirations—including expiration of the U.S. patent for Zyprexa® in late 2011.

We have been preparing for YZ in a number of ways: Achieving volume-driven revenue growth, along with cost savings, to deliver consistently solid earnings based on our currently marketed products. Building growth engines—in Japan, in key emerging markets, and in our animal health business—that can deliver new revenues through the YZ period. And aggressively pursuing business-development opportunities that strengthen our financial and commercial position.

We believe these efforts will allow us to generate operating cash flow sufficient to carry out our innovation-based strategy, reward shareholders, and reach the future—successfully and independently—with bright prospects for continued growth.

The Lilly Promise

Our Mission

Lilly makes medicines that help people live longer, healthier, more active lives.

Our Values

Integrity | Excellence | Respect for People

We promise to operate our business with absolute integrity and earn the trust of all, set the highest standards for our performance and for the performance of our products, and demonstrate caring and respect for all those who share in our mission and are touched by our work.

Our Vision

We will make a significant contribution to humanity by improving global health in the 21st century. Starting with the work of our scientists, we will place improved outcomes for individual patients at the center of what we do. We will listen carefully to understand patient needs and work with health care partners to provide meaningful benefits for the people who depend on us.

Our Strategy

We will create value for all our stakeholders by accelerating the flow of innovative medicines that provide improved outcomes for individual patients.

Year in Review

Form 10-K

For more information on Lilly's commitment to corporate responsibility, please see the inside back cover of this report.

Proxy Statement

2010 Financial Highlights

ELI LILLY AND COMPANY AND SUBSIDIARIES

(Dollars in millions, except per-share data) Year Ended December 31	2010	2009	Change %
Revenue	**$23,076.0**	$21,836.0	6
Research and development	**4,884.2**	4,326.5	13
Research and development as a percent of revenue	**21.2%**	19.8%	
Net income (loss)	**$ 5,069.5**	$ 4,328.8	
Earnings (loss) per share—diluted	**4.58**	3.94	
Reconciling items[1]:			
Acquired in-process research and development (IPR&D)	**.03**	.05	
Asset impairments, restructuring, and other special charges	**.13**	.42	
Non-GAAP earnings per share—diluted	**4.74**	4.42[2]	7
Dividends paid per share	**1.96**	1.96	—
Capital expenditures	**694.3**	765.0	(9)
Employees	**38,350**	40,360	(5)

[1] For more information on these reconciling items, see the Financial Results section of the Executive Overview on page 17 of the Form 10-K.

[2] Numbers in the 2009 column do not add due to rounding.



Revenue Grows Across Therapeutic Areas
($ millions, percent growth)
Revenue in Neuroscience, led by Zyprexa and Cymbalta, increased 5 percent compared to 2009 and represents 41 percent of our 2010 total revenue. Endocrinology, led by Humalog, Humulin, and Evista, increased 2 percent and represents 27 percent of total revenue. Despite a 16 percent drop in Gemzar sales due to patent losses, Oncology grew by 8 percent and represents 16 percent of total revenue. Cardiovascular increased by 10 percent and represents 9 percent of total revenue.
$6,135.4
+2%
$3,744.5
+8%
$2,171.3
+10%
$1,391.4
+15%
$214.4
+4%
Neuroscience
Endocrinology
Oncology
Cardiovascular
Other Pharmaceutical
Animal Health



Revenue Per Employee Continues to Increase
($ thousands, percent growth)
In 2010, we continued our progress on productivity. Revenue per employee increased 11 percent to $602,000.
$378
+10%
$459
+21%
$504
+10%
$540
+7%
$602
+11%
06
07
08
09
10



Return on Assets and Shareholders' Equity
ROA increased from 2009 primarily due to strong net income growth in 2010. ROE also showed strong results for the second year in a row also due to strong net income growth.
11.1%
24.8%
12.1%
24.3%
-7.5%
-16.3%
15.8%
51.0%
17.7%
46.1%
06
07
08
09
10
Return on Assets (ROA)
Return on Shareholders' Equity (ROE)

To Our Shareholders

This year marks the 135th anniversary of the founding of Eli Lilly and Company. It also formally marks the beginning of a period of major patent expirations we call "Years YZ," when Zyprexa® goes off patent in late 2011 in the United States. For all intents and purposes, we're already managing through the impact of YZ in many of our markets—including the United States, where generic versions of our anti-cancer medicine Gemzar® entered the market last November.

The loss of Zyprexa and other patented products will hurt our top-line and bottom-line performance. Yet, we've seen this coming and we're prepared, with a strategy we believe will create the greatest value for our shareholders, employees, and society: accelerating the flow of innovative medicines that provide improved outcomes for individual patients.

We have a robust and exciting pipeline, and we advanced a number of promising molecules in 2010.

We see strong growth ahead for many of our current products, and we're among the fastest-growing companies in three important areas that will provide countercyclical growth opportunities through the YZ period: Japan, key emerging markets, and our Elanco animal health business.

Our financial strength and strong current performance enable us to continue to pursue business development, to make capital investments, and to maintain the dividend to our shareholders. In short, Lilly is well positioned to bridge YZ and emerge even stronger.

In this letter, I want to provide a broad look at how we're approaching this challenge with a focus on sustained growth:

- First, I'll review how we're preparing for YZ in the near term, by continuing to generate strong performance and taking full advantage of key growth engines.
- Second, I'll discuss how we're using business development to bolster revenue and cash flow in the medium term—and, in particular, the investment we're making to reclaim leadership in diabetes.
- And lastly, I'll highlight important molecules in our pipeline—the key to our long-term future—and discuss how we continue to reenergize our innovation engine to resume growth.

Near Term: Operating effectively and accelerating our growth engines

In 2010, Eli Lilly and Company posted strong financial performance, highlighted by volume-driven revenue growth of 6 percent. Eight pharmaceutical products—plus our animal health business—each exceeded $1 billion in annual revenues. In the 12 months ending September 2010—the most recent period for which we have comparable data from IMS Health—Lilly's worldwide revenue growth rate was the second-highest among the top 10 global pharmaceutical companies.

We were able to leverage this revenue growth into even higher net income growth as we made continued progress containing costs, even as we sustained our substantial investment in R&D. Reported net income and earnings per share increased to $5.070 billion and $4.58, respectively, compared with full-year 2009 net income of $4.329 billion and earnings per share of $3.94. On a non-GAAP basis, which excludes items totaling $0.16 and $0.48 for 2010 and 2009, respectively, net income and earnings per share increased 8 percent and 7 percent, to $5.241 billion and $4.74, respectively. Our strong operating performance, along with prudent management of working capital, generated some $6.9 billion of operating cash flow.


Eight Products Exceed $1 Billion in Revenue ($ millions)

Eight products and one product line—Zyprexa, Cymbalta, Alimta, Humalog, Cialis, Gemzar, Humulin, and Evista, along with animal health—exceeded $1 billion in 2010. Alimta grew 29 percent primarily due to continued sales growth in the U.S. and Japan.

$5,000
$4,000
$3,000
$2,000
$1,000
0
$5,026.4
$3,459.2
$2,208.6
$2,054.2
$1,699.4
$1,391.4
$1,149.4
$1,088.9
$1,024.4
Zyprexa
Cymbalta
Alimta
Humalog
Cialis
Total Animal Health
Gemzar
Humulin
Evista

We generated solid volume growth in our current products in 2010. We fended off a patent challenge to our fastest-growing medicine, Alimta®, and secured a six-month pediatric extension of U.S. market exclusivity. We received FDA approval for another important pain indication for Cymbalta®—chronic musculoskeletal pain—which will have launched in the U.S. by the time you read this. We also have important new indications in development for Alimta, Byetta®, Cialis®, and Erbitux®.

In addition to maximizing opportunities to drive top-line revenue growth, we continue to improve productivity. Through deliberate and determined actions, we are on track to achieve the headcount and cost-containment goals we laid out in September 2009. As of December 31, 2010, we had reduced headcount by 3,450—excluding strategic additions in key emerging markets and Japan along with business development—or nearly two-thirds



John C. Lechleiter, Ph.D., chairman, president, and chief executive officer (second from left), meets with scientists at ImClone Systems' new state-of-the-art cancer research facility at the Alexandria Center for Life Science—New York City. ImClone, a Lilly subsidiary, carries out preclinical discovery efforts at the site for potential new biotechnology medicines for patients with cancer. Today, Lilly has 30 potential new cancer medicines under evaluation in a broad spectrum of tumor types. Seen here with John are Yang Shen, Ph.D., a senior scientist in antibody technology; Dale Ludwig, Ph.D., vice president of research—biologics technology; Kyla Driscoll Carroll, Ph.D., a senior scientist in immunology; and Nick Loizos, Ph.D., a principal scientist in cell biology.

of our goal of 5,500, and we will also meet or exceed our goal of reducing our projected 2011 costs by $1 billion.

We're accelerating sales growth in three critical areas that made significant contributions to our results in 2010: Japan, key emerging markets, and Elanco.

As reported by IMS Health, Lilly is far and away the fastest-growing major pharmaceutical company in Japan—the world's second-largest pharmaceutical market. Our revenue growth in Japan has been fueled in part by the launch of products and indications that were introduced much earlier in the U.S. and Europe. After growing 30 percent in 2009, total revenues in Japan grew 32 percent in 2010. We're seeing strong growth from Zyprexa (which maintains exclusivity in Japan until December 2015), Alimta, and Humalog®—and we expect significant new contributions from Cymbalta, Forteo®, and Byetta, all launched in Japan in 2010.

Lilly also ranks first in the most recent comparable IMS figures for pharmaceutical revenue growth among the top 10 multinational companies across five key emerging markets: China, Turkey, Korea, Brazil, and Mexico. Total Lilly revenues in these five key countries grew 13 percent in 2010. We remain focused on driving profitable growth in our emerging markets business, which will provide an increasing share of our growth during the YZ period and beyond. While we will concentrate on realizing the significant opportunities we see for our core assets—including Cymbalta, Cialis, Humalog, and Alimta—we will look to supplement this organic growth with targeted business development.


Key Contributors to 2010 Revenue Growth
($ in millions represent growth in revenue, percent growth)
$502.6
+29%
$384.5
+13%
$184.2
+15%
$140.3
+9%
$110.7
+2%
$95.2
+5%
+7%
Alimta
Cymbalta
Total Animal Health
Cialis
Zyprexa
Humalog
Humulin

Six products and a product line—Alimta, Cymbalta, Cialis, Zyprexa, Humalog, Humulin, and animal health—generated an increase of $1.5 billion in revenue over 2009. This growth was driven primarily by volume increases.

China is a great example of our strategy in emerging markets. Lilly is now the No. 10 multinational pharma company in China. Just in the last two years, we've doubled our sales force in China. We're increasing our presence in other important ways, as well, through a growing network of alliances and external partnerships, venture capital investments, an increasing number of clinical trials, and a new diabetes research center in Shanghai.

A third important source of countercyclical growth is our Elanco animal health business. Elanco revenues grew 10 percent in 2009 and 15 percent in 2010, significantly outpacing overall industry growth. Elanco's growth was driven both by our food animal business and by Comfortis®, our oral flea-control product for companion animals, which has had a strong uptake here in the United States.

In addition, Elanco has built a robust pipeline and is poised to maintain double-digit growth in the coming years with launches expected for multiple products targeting high-value markets such as livestock immune enhancement, control of parasites in companion animals, and pain control. We've also built a development capability in animal health vaccines. And we intend to drive the growth of the Elanco business via business development, exemplified by our acquisition of the animal health assets that Pfizer divested in Europe in 2010.

Medium Term: Pursuing business development, rebuilding in diabetes

Our strategy for the medium term includes continued use of business development to help bolster revenues through the trough of the YZ period and return to growth in the years beyond.

Our recently completed acquisition of Avid Radiopharmaceuticals, Inc., could yield benefits as early as this year. Avid's lead candidate, Amyvid™ (florbetapir) is a molecular imaging agent designed to image beta-amyloid in the brain, the hallmark pathology of Alzheimer's disease. Amyvid was assigned a priority review by the FDA, and in January 2011 an FDA advisory committee recommended approval of the beta-amyloid imaging agent, if certain conditions are met related to physician training and re-reading of existing brain scans.

In March, we entered into a licensing agreement with Acrux Limited for the commercialization of Axiron®, a testosterone solution. The FDA approved Axiron in November, and U.S. launch is planned for the first half of this year. In June—along with our partner, Kowa Pharmaceuticals America, Inc.—we launched the cholesterol-lowering medicine Livalo® in the United States. In July we acquired Alnara Pharmaceuticals, Inc. Alnara's lead product in development is liprotamase, an oral non-porcine pancreatic enzyme replacement therapy currently under review by the FDA for the treatment of exocrine pancreatic insufficiency.

These steps and others are designed to bolster near- and mid-term revenues and cash flow, and they contribute to our strategy for YZ.

In a major deal announced in early 2011, Lilly and Boehringer Ingelheim have entered into a broad worldwide co-development and co-commercialization agreement in diabetes. This initiative not only promises to bolster our YZ performance but also plays a key role in our strategy for re-establishing leadership in diabetes.

Our agreement with Boehringer Ingelheim covers two late-stage, oral anti-diabetes compounds from Boehringer Ingelheim: linagliptin, a DPP-4 inhibitor currently under regulatory review in the U.S., Europe, and Japan; and an SGLT-2 inhibitor, BI 10773, currently in Phase III clinical testing.

The agreement also includes two mid-stage basal analog insulin compounds from Lilly: a novel basal insulin analog and our new insulin glargine product. In addition, the agreement includes an option for the two companies to collaborate on a third Lilly compound being studied for treatment of complications of diabetes—a TGF beta monoclonal antibody, currently in Phase II for chronic kidney disease.

We believe that the overall value of these assets will be greater when managed together as a portfolio. We'll be able to take advantage of a larger commercial infrastructure, particularly in primary care, than we could have done each on our own. This should benefit Boehringer Ingelheim's oral products as well as Lilly's basal analog insulins, and may also provide us opportunities to more effectively promote our existing injectable diabetes products such as Humalog and Byetta.

Lilly's fundamental strategy is predicated on innovation. We must maintain our focus on what made this company great. The science has never been more promising, and the need for new medicines never greater.

Importantly, this agreement also creates an innovative, balanced portfolio that may allow us to offer treatment options to patients and physicians across the progression of the disease.

Finally, our agreement with Boehringer Ingelheim provides Lilly with two potential launches during critical years in our YZ period—linagliptin could come this year and the SGLT-2 inhibitor in 2014. In both cases, these assets, if approved, could generate long revenue streams, with intellectual property protection into the mid- to late-2020s.

Long Term: Reenergizing the pipeline and reinventing R&D

Ultimately, the future of our company depends on bringing to patients innovative medicines—both from our own labs and from outside our walls—and thus driving long-term growth. Indeed, we're bullish about the growth potential represented by the molecules in our development pipeline.

As shown in the pipeline on page 7 of this report, we currently have 68 molecules in clinical-stage development, and we have seen significant movement in the pipeline since our last annual report. Specifically, we advanced:

- 17 new molecules into Phase I clinical testing (including one currently in Phase II and one that failed),
- nine molecules into Phase II testing, and
- two molecules into Phase III testing.

We also acquired five late-stage molecules. We terminated development of 15 molecules and sold one molecule to a third party.

In addition to the molecules in our diabetes pipeline, which I described earlier, we advanced new molecules and indications to Phase III in other important therapeutic areas:

In neuroscience, we recently began Phase III trials of NERI as adjunctive therapy to SSRIs in patients with major depressive disorder, based on encouraging results from our Phase II studies, which were presented at medical conferences in late 2010. In addition, based on an interim review of long-term safety data and after consultation with the FDA, we made the decision to begin Phase III trials later this year of our mGlu2/3 receptor agonist as monotherapy treatment for schizophrenia.

In oncology, we have had Phase III trials ongoing for some time for ramucirumab in breast and gastric cancers, and we recently started trials in liver, colon, and lung cancers. Lilly and Bristol-Myers Squibb Company have stopped enrollment in a Phase III trial of necitumumab for advanced nonsquamous non-small cell lung cancer; however, necitumumab continues to be studied in a separate Phase III trial for a different type of lung cancer.

In our emerging autoimmune portfolio, we began Phase III trials of our BAFF antibody for both rheumatoid arthritis and lupus, and our IL-17 antibody in rheumatoid arthritis could potentially enter Phase III this year. In addition, along with our partner, Incyte Pharmaceuticals, we disclosed promising Phase IIa data in rheumatoid arthritis for our oral JAK-1/JAK-2 inhibitor.

In 2011, we'll complete the Phase III DURATION-6 trial comparing Bydureon™ to liraglutide. We also expect to present initial results from the Phase III trial in advanced nonsquamous non-small cell lung cancer of Alimta induction therapy followed by Alimta maintenance therapy.

We completed enrollment in late 2010 for both Phase III trials of solanezumab, our antibody being studied for the treatment of Alzheimer's disease. The treatment duration in each trial is 18 months, so we will complete each study 18 months after the last patient was enrolled.

During the year, we experienced pipeline disappointments, including three potential medicines in Phase III trials. These setbacks underscore the risks of pharmaceutical innovation, but also the need to find solutions to what has become an industrywide productivity problem.

That's why Lilly is determined to adapt our innovation engine to meet the ever more exacting challenges of pharmaceutical research. We're working to build an in-depth understanding of patients' needs into the earliest stages of research. We're assessing the potential of new molecules in terms of what's truly valued by patients, physicians, and payers. We're better assessing and managing risk in the face of ever-increasing expectations. We're striving to anticipate the concerns of regulators so that we can answer their questions in our clinical testing. And we're focusing all our energy and creativity on speeding up the progression of promising molecules and reducing the cost to bring a new medicine to patients.

In past years, I've reported on our efforts on many fronts to improve the speed and power of R&D at Lilly: building a network of research capabilities inside and outside our own walls, creating a Development Center of Excellence, strengthening our biotech infrastructure, applying tailoring strategies to virtually every molecule in clinical development, and redesigning our company to create a clear line of sight from innovation to the customer. We continue to pursue these goals with a great sense of urgency, and we remain on track to have at least 10 molecules in Phase III by the end of 2011—with more coming behind.

Looking to a promising future

To sum up, Lilly enters 2011 with a keen awareness of the challenges of the YZ period ahead, but also with strategies in the near, middle, and long term to meet those challenges and to achieve sustained growth.

Lilly's fundamental strategy is predicated on innovation. We must maintain our focus on what made this company great: the discovery and development, the manufacturing and marketing of new medicines that help address unmet medical needs and provide value not only for patients, but for health care professionals and for payers, as well. We must be as tenacious as the diseases we're fighting. The science has never been more promising, and the need for new medicines never greater.

I recently visited our ImClone labs in New York City, which opened in September 2010 (see page 3), where I met with some of our outstanding scientists and toured the impressive facilities. Visits like this around the company reaffirm my conviction that Lilly has the intellectual capital, the tools, and the determination—along with the financial strength—to meet this moment and seize the many opportunities before us. I remain deeply appreciative of the level of commitment, the level of professionalism, and the combined and individual expertise that *all* Lilly employees bring to this enterprise.

Our commitment to scientific excellence and a strong focus on research have indeed propelled this company to greatness over nearly 135 years. These same qualities underpin our hope for *future* success. We are acting with urgency, not simply to survive YZ, but to emerge with even greater strength and the capacity to drive future growth for the benefit of patients and shareholders.

For the Board of Directors,

John C. Lechleiter
Chairman, President, and Chief Executive Officer

Pipeline of Molecules in Clinical Development



Phase I
cancer
cancer
cancer
depression
cancer
cancer
bipolar disorder
cancer
cancer
cancer
cancer
depression
cancer
cancer
diabetes
nephropathy
cancer
diabetes
alcohol dependency
gemcitabine prodrug cancer
diabetes
alcohol dependency
TGF ß inhibitor cancer
migraine prevention
BACE inhibitor Alzheimer's
cancer
obesity
anemia
cancer
obesity
bone healing
cancer
osteoarthritis
cancer
IL-1 ß antibody cardiovascular disease
Phase II
erectile dysfunction
IMC-3G3 cancer
TGF ß antibody chronic renal disease
cixutumumab cancer
cancer
diabetes
eIF-4E ASO cancer
basal insulin diabetes
IMC-18F1 cancer
mGlu2/3 pro II schizophrenia
osteoporosis
OpRA alcohol dependency
agitation in Alzheimer's
JAK-1/JAK-2 rheumatoid arthritis
CETP inhibitor atherosclerosis
IL-17 antibody rheumatoid arthritis
benign prostatic hyperplasia
survivin ASO cancer
Chk-1 inhibitor cancer
tasisulam cancer
Eg5 inhibitor cancer
Phase III
BI 10773 diabetes
BAFF antibody rheumatoid arthritis/ lupus
enzastaurin diffuse large ß-cell lymphoma
GLP-1 Fc diabetes
necitumumab non-small cell lung cancer
NERI depression
ramucirumab solid tumors
solanezumab Alzheimer's
Regulatory Review
florbetapir ß-amyloid imaging
linagliptin diabetes
Arxxant diabetic retinopathy
liprotamase exocrine pancreatic insufficiency
FDA Approved
Axiron testosterone deficiency
Phase I
pain
diabetes
atherosclerosis
pain
schizophrenia
uterine fibroids
IMC-EB10 cancer
Phase II
iGluR5 pain
LY2599506 diabetes
IL-23 antibody psoriasis
GLP-1 PEG diabetes
obesity
LY2624803 insomnia
CD20 antibody non-Hodgkins lymphoma
Phase III
semagacestat Alzheimer's
teplizumab diabetes
New Chemical Entity
New Biotech Entity
Movement since 2009 Annual Report:
Achieved Milestone
Previously in Later Phase
New Molecule
Attrition
Sold to Third Party

The Lilly Pipeline currently includes 68 molecules in clinical development. Since our 2009 annual report, 17 new molecules advanced into Phase I testing (including one currently in Phase II and one that failed), nine molecules into Phase II testing, and two molecules into Phase III testing. We also acquired five late-stage molecules. We terminated development of 15 molecules and sold one molecule to a third party. And we ceased development of later-stage indications for two molecules for which work continues on other indications. We remain on track to have at least 10 molecules in Phase III by the end of 2011.

In addition to our human pharmaceutical pipeline, shown here, our animal health pipeline includes potential products for high-value animal health markets such as livestock immune enhancement, control of parasites in companion animals, and pain control. We are also building a substantial development capability for animal health vaccines.

Information is current as of February 15, 2011. The search for new medicines is risky and uncertain, and there are no guarantees. Remaining scientific and regulatory hurdles may cause pipeline compounds to be delayed or to fail to reach the market.


Form 10-K
Lilly
Answers That Matter.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2010

Commission file number 001-06351

Eli Lilly and Company

An Indiana corporation — I.R.S. employer identification no. 35-0470950

Lilly Corporate Center, Indianapolis, Indiana 46285
(317) 276-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock (no par value)	New York Stock Exchange
6.57% Notes Due January 1, 2016	New York Stock Exchange
7 1/8% Notes Due June 1, 2025	New York Stock Exchange
6.77% Notes Due January 1, 2036	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company as defined in Rule 12b-2 of the Act: Yes ☐ No ☑

Aggregate market value of the common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter (Common Stock): approximately $34,205,000,000

Number of shares of common stock outstanding as of February 15, 2011: 1,157,664,779

Portions of the Registrant's Proxy Statement to be filed on or about March 7, 2011 have been incorporated by reference into Part III of this report.

Part I

Item 1. Business

Eli Lilly and Company (the "Company" or "Registrant") was incorporated in 1901 in Indiana to succeed to the drug manufacturing business founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly. We discover, develop, manufacture, and sell products in one significant business segment—pharmaceutical products. We also have an animal health business segment, whose operations are not material to our financial statements.

Our mission is to make medicines that help people live longer, healthier, more active lives. Our strategy is to create value for all our stakeholders by accelerating the flow of innovative new medicines that provide improved outcomes for individual patients. Most of the products we sell today were discovered or developed by our own scientists, and our success depends to a great extent on our ability to continue to discover, develop, and bring to market innovative new medicines.

We manufacture and distribute our products through facilities in the United States, Puerto Rico, and 17 other countries. Our products are sold in approximately 125 countries.

Products

Our products include:

Neuroscience products, our largest-selling product group, including:

- *Zyprexa®*, for the treatment of schizophrenia, acute mixed or manic episodes associated with bipolar I disorder, and bipolar maintenance
- *Zyprexa Relprevv™* (*Zypadhera®* in the European Union), a long-acting intramuscular injection formulation of Zyprexa
- *Cymbalta®*, for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, generalized anxiety disorder, and in the United States for the management of fibromyalgia and of chronic musculoskeletal pain due to chronic low back pain or chronic pain due to osteoarthritis
- *Strattera®*, for the treatment of attention-deficit hyperactivity disorder in children, adolescents, and in the United States in adults
- *Prozac®*, for the treatment of major depressive disorder, obsessive-compulsive disorder, bulimia nervosa, and panic disorder
- *Symbyax®*, for the treatment of bipolar depression and treatment-resistant depression.

Endocrinology products, including:

- *Humalog®*, *Humalog Mix 75/25®*, and *Humalog Mix 50/50™*, for the treatment of diabetes
- *Humulin®*, for the treatment of diabetes
- *Byetta®*, for the treatment of type 2 diabetes
- *Actos®*, for the treatment of type 2 diabetes
- *Evista®*, for the prevention and treatment of osteoporosis in postmenopausal women and for the reduction of the risk of invasive breast cancer in postmenopausal women with osteoporosis and postmenopausal women at high risk for invasive breast cancer
- *Forteo®*, for the treatment of osteoporosis in postmenopausal women and men at high risk for fracture and for glucocorticoid-induced osteoporosis in postmenopausal women and men
- *Humatrope®*, for the treatment of human growth hormone deficiency and certain pediatric growth conditions
- *Axiron®*, a topical solution of testosterone, applied by underam applicator, for replacement therapy in men for certain conditions associated with a deficiency or absence of testosterone (approved in the U.S. in 2010; to be launched in 2011).

Oncology products, including:

- *Alimta®*, for the first-line treatment, in combination with another agent, of non-small cell lung cancer for patients with non-squamous histology; for the second-line treatment of non-small cell lung cancer; and in combination with another agent, for the treatment of malignant pleural mesothelioma
- *Gemzar®*, for the treatment of pancreatic cancer; in combination with other agents, for the treatment of metastatic breast cancer, non-small cell lung cancer, and advanced or recurrent ovarian cancer; and in the European Union for the treatment of bladder cancer
- *Erbitux®*, indicated both as a single agent and with another chemotherapy agent for the treatment of certain types of colorectal cancers; and as a single agent or in combination with radiation therapy for the treatment of certain types of head and neck cancers.

Cardiovascular products, including:

- *Cialis®*, for the treatment of erectile dysfunction
- *Effient®*, for the reduction of thrombotic cardiovascular events (including stent thrombosis) in patients with acute coronary syndrome who are managed with an artery-opening procedure known as percutaneous coronary intervention (PCI), including patients undergoing angioplasty, atherectomy, or stent placement
- *ReoPro®*, for use as an adjunct to PCI for the prevention of cardiac ischemic complications
- *Xigris®*, for the treatment of adults with severe sepsis at high risk of death
- *Adcirca®*, for the treatment of pulmonary arterial hypertension
- *Livalo®*, a statin medication for use as an adjunct to diet in the treatment of high cholesterol (primary hyperlipidemia or mixed dyslipidemia), launched in 2010.

Animal health products, including:

- *Rumensin®*, a cattle feed additive that improves feed efficiency and growth and also controls and prevents coccidiosis
- *Tylan®*, an antibiotic used to control certain diseases in cattle, swine, and poultry
- *Micotil®*, *Pulmotil®*, and *Pulmotil AC*, antibiotics used to treat respiratory disease in cattle, swine, and poultry, respectively
- *Paylean®* and *Optaflexx®*, leanness and performance enhancers for swine and cattle, respectively
- *Posilac®*, a protein supplement to improve milk productivity in dairy cows
- *Coban®*, *Monteban®*, and *Maxiban®*, anticoccidial agents for use in poultry
- *Apralan™*, an antibiotic used to control enteric infections in calves and swine
- *Surmax®* (sold as *Maxus®* in some countries), a performance enhancer for swine and poultry
- *Elector®*, a parasiticide for use on cattle and premises
- *Comfortis®*, the first FDA-approved, chewable tablet that kills fleas and prevents flea infestations on dogs
- *Reconcile®*, for treatment of canine separation anxiety in conjunction with behavior modification training.

Other pharmaceuticals, including:

- *Vancocin®* HCl, used primarily to treat staphylococcal infections
- *Ceclor™*, for the treatment of a wide range of bacterial infections.

Marketing

We sell most of our products worldwide. We adapt our marketing methods and product emphasis in various countries to meet local needs.

Pharmaceuticals—United States

In the United States, we distribute pharmaceutical products principally through independent wholesale distributors, with some sales directly to pharmacies. In 2010, 2009, and 2008, three wholesale distributors in the United States—AmerisourceBergen Corporation, McKesson Corporation, and Cardinal Health, Inc.—each accounted for between 12 percent and 17 percent of our worldwide consolidated net sales. No other distributor accounted for more than 10 percent of consolidated net sales in any of those years. We also sell pharmaceutical products directly to the United States government, but those sales are not material.

We promote our major pharmaceutical products in the United States through sales representatives who call upon physicians and other health care professionals. We advertise in medical journals, distribute literature and samples of certain products to physicians, and exhibit at medical meetings. In addition, we advertise certain products directly to consumers in the United States and we maintain web sites with information about all our major products. Divisions of our sales force are assigned to therapeutic areas, such as neuroscience, diabetes, and oncology. We supplement our employee sales force with contract sales organizations as appropriate to leverage our own resources and the strengths of our partners in various markets.

Large purchasers of pharmaceuticals, such as managed-care groups, government agencies, and long-term care institutions, account for a significant portion of total pharmaceutical purchases in the United States. We maintain special business groups to service wholesalers, managed-care organizations, government and long-term care institutions, hospitals, and certain retail pharmacies. In response to competitive pressures, we have entered into arrangements with these organizations which provide for discounts or rebates on one or more Lilly products.

Pharmaceuticals—Outside the United States

Outside the United States, we promote our pharmaceutical products primarily through sales representatives. While the products marketed vary from country to country, neuroscience products constitute the largest single group in total sales. Distribution patterns vary from country to country. In most countries, we maintain our own sales organizations, but in some countries we market our products through independent distributors.

Pharmaceutical Marketing Collaborations
We market certain of our significant products in collaboration with other pharmaceutical companies:

- Cymbalta is co-marketed in Japan by Shionogi & Co. Ltd. and, under an arrangement that ended in 2010, was co-promoted or co-marketed in most other major countries outside the U.S. by Boehringer Ingelheim GmbH.
- Evista is marketed in major European markets by Daiichi Sankyo Europe GmbH, a subsidiary of Daiichi Sankyo Co., Ltd. of Japan.
- We co-promote Byetta with Amylin Pharmaceuticals, Inc. in the United States and Puerto Rico, and we have exclusive marketing rights in other territories.
- Erbitux is marketed in North America by Bristol-Myers Squibb. We co-promote Erbitux in North America. Outside North America, Erbitux is commercialized by Merck KGaA. We receive royalties from Bristol-Myers Squibb and Merck KGaA.
- Effient is co-promoted with us by Daiichi Sankyo in the United States, major European markets, Brazil, Mexico, China and several other Asian countries. Daiichi Sankyo retains sole marketing rights in Japan, and we retain sole marketing rights in Canada, Australia, Russia, and certain other countries.

Animal Health Products
Our Elanco animal health business unit employs field salespeople throughout the United States. Elanco also has an extensive sales force outside the United States. Elanco sells its products primarily to wholesale distributors.

Competition
Our pharmaceutical products compete with products manufactured by many other companies in highly competitive markets throughout the world. Our animal health products compete on a worldwide basis with products of animal health care companies as well as pharmaceutical, chemical, and other companies that operate animal health divisions or subsidiaries.

Important competitive factors include safety, effectiveness, and ease of use of our products; price and demonstrated cost-effectiveness; marketing effectiveness; and research and development of new products and processes. Most new products that we introduce must compete with other products already on the market or products that are later developed by competitors. If competitors introduce new products or delivery systems with therapeutic or cost advantages, our products can be subject to progressive price reductions, decreased volume of sales, or both. Increasingly, to obtain favorable reimbursement and formulary positioning with government payers, managed care organizations, and pharmacy benefits managers, we must demonstrate that our products offer not only medical benefits but also more value as compared with other forms of care.

Manufacturers of generic pharmaceuticals invest far less than we do in research and development and therefore can price their products much lower than our branded products. Accordingly, when our branded pharmaceutical loses its market exclusivity, it normally faces intense price competition from generic forms of the product. In many countries outside the United States, intellectual property protection is weak or nonexistent and we must compete with generic or counterfeit versions of our products.

We believe our long-term competitive success depends upon discovering and developing (either alone or in collaboration with others) or acquiring innovative, cost-effective medicines that provide improved outcomes to individual patients and deliver value to payers, together with our ability to continuously improve the productivity of our operations in a highly competitive environment. There can be no assurance that our research and development efforts will result in commercially successful products, and it is possible that our products will become uncompetitive from time to time as a result of products developed by our competitors.

Patents, Trademarks, and Other Intellectual Property Rights

Overview
Intellectual property protection is critical to our ability to successfully commercialize our life sciences innovations and invest in the search for new medicines. We own, have applied for, or are licensed under, a large number of patents in the United States and many other countries relating to products, product uses, formulations, and manufacturing processes. There is no assurance that the patents we are seeking will be granted or that the patents we hold would be found valid and enforceable if challenged. Moreover, patents relating to particular products, uses, formulations, or processes do not preclude other manufacturers from employing alternative processes or marketing alternative products or formulations that compete with our patented products. In addition, competitors or other third parties sometimes may assert claims that our activities infringe patents or other intellectual property rights held by them, or allege a third-party right of ownership in our existing intellectual property.

Outside the United States, the adequacy and effectiveness of intellectual property protection for pharmaceuticals varies widely. Under the Trade-Related Aspects of Intellectual Property Agreement (TRIPs) administered by the World Trade Organization (WTO), over 140 countries have now agreed to provide non-discriminatory protection for most pharmaceutical inventions and to assure that adequate and effective rights are available to all patent owners. Because of TRIPs transition provisions, dispute resolution mechanisms, and substantive limitations, it is difficult to assess when and how much, if at all, we will benefit commercially from this protection.

When a product patent expires, the patent holder often loses effective market exclusivity for the product. This can result in a severe and rapid decline in sales of the product, particularly in the United States. However, in some cases the innovator company may achieve exclusivity beyond the expiry of the product patent through manufacturing trade secrets, later-expiring patents on methods of use or formulations, or data-based exclusivity that may be available under pharmaceutical regulatory laws.

Some of our current products, including Erbitux, Forteo, ReoPro, and Xigris, and many of the potential products in our research pipeline, are biological products ("biologics"). Based on the Biologics Price Competition and Innovation Act (enacted in the U.S. in 2010), the FDA now has the authority to approve similar versions ("biosimilars") of innovative biologic products. A competitor seeking approval of a biosimilar must file an application to show its molecule is highly similar to an approved innovator biologic, address the challenges of biologics manufacturing, and include a certain amount of safety and efficacy data which FDA will determine on a case-by-case basis. Under the data protection provisions of this law, FDA cannot approve a biosimilar application until 12 years after initial marketing approval of the innovator biologic. Regulators in the EU and other countries also have been given the authority to approve biosimilars. The extent to which a biosimilar, once approved, will be substituted for the innovator biologic in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Our Intellectual Property Portfolio

We consider intellectual property protection for certain products, processes, and uses—particularly those products discussed below—to be important to our operations. For many of our products, in addition to the compound patent we hold other patents on manufacturing processes, formulations, or uses that may extend exclusivity beyond the expiration of the product patent.

The most relevant U.S. patent protection or data-based exclusivity for our major patent-protected marketed products is as follows:

- *Alimta* is protected by a compound patent (2016), data-based exclusivity for pediatric studies (2017), and a concomitant nutritional supplement use patent (2022).
- *Byetta* is protected by a patent covering its use in treating type 2 diabetes (2017).
- *Cialis* is protected by compound and use patents (2017).
- *Cymbalta* is protected by a compound patent (2013).
- *Effient* is protected by a compound patent (2017).
- *Evista* is protected by patents on the treatment and prevention of osteoporosis (2012 and 2014). Evista for use in breast cancer risk reduction is protected by orphan drug exclusivity (2014).
- *Humalog* is protected by a compound patent (2013).
- *Strattera* is protected by a patent covering its use in treating attention deficit-hyperactivity disorder (2016). The validity of this patent is currently under appeal at the Court of Appeals for the Federal Circuit.
- *Zyprexa* is protected by a compound patent (October 2011).

Worldwide, we sell all of our major products under trademarks that we consider in the aggregate to be important to our operations. Trademark protection varies throughout the world, with protection continuing in some countries as long as the mark is used, and in other countries as long as it is registered. Registrations are normally for fixed but renewable terms.

Patent Licenses

Most of our important products were discovered in our own laboratories and are not subject to significant license agreements. Two of our larger products, Cialis and Alimta, are subject to patent assignments or licenses granted to us by others.

- The compound patent for Cialis is the subject of a license agreement with Glaxo SmithKline which assigns to us exclusively all rights in the compound. The agreement calls for royalties of a single-digit percentage of net sales. The agreement is not subject to termination by Glaxo for any reason other than a material breach by Lilly of the royalty obligation, after a substantial cure period.
- The compound patent for Alimta is the subject of a license agreement with Princeton University, granting us an irrevocable exclusive worldwide license to the compound patents for the lives of the patents in the respective territories. The agreement calls for royalties of a single-digit percentage of net sales. The agreement is not subject to termination by Princeton for any reason other than a material breach by Lilly of the royalty obligation, after a substantial cure period. Alimta is also the subject of a worldwide, nonexclusive license to certain compound and process patents owned by Takeda Pharmaceutical Company Limited. The agreement calls for royalties of a single-digit percentage of net sales in countries covered by a relevant patent. The agreement is subject to termination for material default and failure to cure by Lilly and in the event that Lilly becomes bankrupt or insolvent.

Patent Challenges

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as "Hatch-Waxman," made a complex set of changes to both patent and new-drug-approval laws. Before Hatch-Waxman, no drug could be approved without providing the FDA complete safety and efficacy studies, *i.e.*, a complete New Drug Application (NDA). Hatch-Waxman authorizes the FDA to approve generic versions of innovative pharmaceuticals (other than biologics) without such information by filing an Abbreviated New Drug Application (ANDA). In an ANDA, the generic manufacturer must demonstrate only "bioequivalence" between the generic version and the NDA-approved drug—not safety and efficacy.

Absent a patent challenge, the FDA cannot approve an ANDA until after the innovator's patents expire. However, after the innovator has marketed its product for four years, a generic manufacturer may file an ANDA alleging that one or more of the patents listed in the innovator's NDA are invalid or not infringed. This allegation is commonly known as a "Paragraph IV certification." The innovator must then file suit against the generic manufacturer to protect its patents. The FDA is then prohibited from approving the generic company's application for a 30- to 42-month period (which can be shortened or extended by the trial court judge hearing the patent challenge). If one or more of the NDA-listed patents are challenged, the first filer of a Paragraph IV certification may be entitled to a 180-day period of market exclusivity over all other generic manufacturers.

In recent years, generic manufacturers have used Paragraph IV certifications extensively to challenge patents on a wide array of innovative pharmaceuticals, and we expect this trend to continue. In addition, generic companies have shown an increasing willingness to launch "at risk," i.e., after receiving ANDA approval but before final resolution of their patent challenge. We are currently in litigation with numerous generic manufacturers arising from their Paragraph IV certifications on Alimta, Cymbalta, Gemzar, and Strattera. For more information on this litigation, see Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters."

Outside the United States, the legal doctrines and processes by which pharmaceutical patents can be challenged vary widely. In recent years, we have experienced an increase in patent challenges from generic manufacturers in many countries outside the United States, and we expect this trend to continue. For more information on significant patent challenges outside the United States, see Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters."

Government Regulation

Regulation of Our Operations

Our operations are regulated extensively by numerous national, state, and local agencies. The lengthy process of laboratory and clinical testing, data analysis, manufacturing development, and regulatory review necessary for governmental approvals is extremely costly and can significantly delay product introductions. Promotion, marketing, manufacturing, and distribution of pharmaceutical and animal health products are extensively regulated in all major world markets. We are required to conduct extensive post-marketing surveillance of the safety of the products we sell. In addition, our operations are subject to complex federal, state, local, and foreign laws and regulations concerning the environment, occupational health and safety, and privacy. The laws and regulations affecting the manufacture and sale of current products and the discovery, development, and introduction of new products will continue to require substantial scientific and technical effort, time, and expense and significant capital investment.

Of particular importance is the FDA in the United States. Pursuant to the Federal Food, Drug, and Cosmetic Act, the FDA has jurisdiction over all of our products and administers requirements covering the testing, safety, effectiveness, manufacturing, quality control, distribution, labeling, marketing, advertising, dissemination of information, and post-marketing surveillance of our pharmaceutical products. The FDA, along with the U.S. Department of Agriculture (USDA), also regulates our animal health products. The U.S. Environmental Protection Agency also regulates some animal health products.

The FDA extensively regulates all aspects of manufacturing quality under its current Good Manufacturing Practices (cGMP) regulations. We make substantial investments of capital and operating expenses to implement comprehensive, company-wide quality systems in our manufacturing, product development, and process development operations to ensure sustained cGMP compliance. However, in the event we fail to adhere to cGMP requirements in the future, we could be subject to interruptions in production, fines and penalties, and delays in new product approvals.

Outside the United States, our products and operations are subject to similar regulatory requirements, notably by the European Medicines Agency (EMA) in the European Union and the Ministry of Health, Labor and Welfare (MHLW) in Japan. Specific regulatory requirements vary from country to country.

The marketing, promotional, and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers and prescribers, are subject to various other federal and state laws, including the federal anti-kickback statute and the False Claims Act and state laws governing kickbacks, false claims, unfair trade practices, and consumer protection. These laws are administered by, among others, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services, the Federal Trade Commission, the Office of Personnel Management and state attorneys general. Over the past several years, the FDA, the Department of Justice, and many of these other agencies have increased their enforcement activities with respect to pharmaceutical companies and increased the inter-agency coordination of enforcement activities. Over this period, several claims brought by these agencies against Lilly and other companies under these and other laws have resulted in corporate criminal sanctions and very substantial civil settlements. See Item 3, "Legal

Proceedings," and Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters," for information about currently pending and certain prior marketing and promotional practices investigations involving Lilly, including information regarding a Corporate Integrity Agreement entered into by Lilly in connection with the resolution of a U.S. federal marketing practices investigation and certain related state investigations involving Zyprexa.

The U.S. Foreign Corrupt Practices Act (FCPA) prohibits certain individuals and entities, including U.S. publicly traded companies, from promising, offering, or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of helping the company obtain or retain business or gain any improper advantage. The FCPA also imposes specific recordkeeping and internal controls requirements on U.S. publicly traded companies. As noted above, outside the U.S., our business is heavily regulated and therefore involves significant interaction with foreign officials. Additionally, in many countries outside the U.S., the health care providers who prescribe pharmaceuticals are employed by the government and the purchasers of pharmaceuticals are government entities; therefore, our payments to these prescribers and purchasers are subject to regulation under the FCPA. Recently the U.S. Securities and Exchange Commission (SEC) and the Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. See Item 3, "Legal Proceedings," for information about a currently pending investigation involving our operations in several countries.

It is possible that we could become subject to additional administrative and legal proceedings and actions, which could include claims for civil penalties (including treble damages under the False Claims Act), criminal sanctions, and administrative remedies, including exclusion from federal health care programs. It is possible that an adverse outcome in pending or future actions could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

Regulations Affecting Pharmaceutical Pricing, Reimbursement, and Access

In the United States, we are required to provide rebates to state governments on their purchases of our products under state Medicaid programs and to private payers who provide prescription drug benefits to seniors covered by Medicare or cover patients in certain types of health care facilities that serve low-income and uninsured patients (known as 340B facilities). Additional cost containment measures have been adopted or proposed by federal, state, and local government entities that provide or pay for health care. In most international markets, we operate in an environment of government-mandated cost containment programs, which may include price controls, reference pricing, discounts and rebates, restrictions on physician prescription levels, restrictions on reimbursement, compulsory licenses, health economic assessments, and generic substitution.

The enactment of the "Patient Protection and Affordable Care Act" and "The Health Care and Education Reconciliation Act of 2010" in March 2010 brings significant changes to U.S. health care. Changes to the rebates for prescription drugs sold to Medicaid beneficiaries, which increase the minimum statutory rebate for branded drugs from 15.1 percent to 23.1 percent, were generally effective in the first quarter of 2010. This rebate has been expanded to managed-Medicaid, a program that provides for the delivery of Medicaid benefits via managed care organizations, under arrangements between those organizations and state Medicaid agencies. Additionally, a prescription drug discount program for outpatient drugs in certain types of health care facilities that serve low-income and uninsured patients (known as 340B facilities) has been expanded. Beginning in 2011, drug manufacturers will provide a discount of 50 percent of the cost of branded prescription drugs for Medicare Part D participants who are in the "doughnut hole" (the coverage gap in Medicare prescription drug coverage). The doughnut hole will be phased out by the federal government between 2011 and 2020. Additionally, beginning in 2011, an annual fee will be imposed on pharmaceutical manufacturers and importers that sell branded prescription drugs to specified government programs. See Item 7, "Management's Discussion and Analysis—Executive Overview—Legal, Regulatory, and Other Matters," for more discussion of U.S. health care reform. At the state level, budget pressures are causing various states to impose cost-control measures such as higher rebates and more restrictive formularies.

International operations are also generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls, limit access to or reimbursement for our products, or reduce the value of our intellectual property protection. Recently, several governments have implemented across the board price cuts of branded pharmaceuticals in response to national budget pressures.

We cannot predict the extent to which our business may be affected by these or other potential future legislative or regulatory developments. However, we expect that pressures on pharmaceutical pricing will become more severe.

Research and Development

Our commitment to research and development dates back more than 100 years. Our research and development activities are responsible for the discovery and development of most of the products we offer today. We invest heavily in research and development because we believe it is critical to our long-term competitiveness. At the end of 2010, we employed approximately 7,400 people in pharmaceutical and animal health research and development activities, including a substantial number of physicians, scientists holding graduate or postgraduate degrees, and highly skilled technical personnel. Our research and development expenses were $4.88 billion in 2010, $4.33 billion in 2009, and $3.84 billion in 2008.

Our pharmaceutical research and development focuses on five therapeutic categories: central nervous system and related diseases; endocrine diseases, including diabetes, obesity, and musculoskeletal disorders; cancer; autoimmune diseases and cardiovascular diseases. However, we remain opportunistic, selectively pursuing promising leads in other therapeutic areas. We are actively engaged in a strong biotechnology research program, with more than one-third of our clinical stage pipeline currently consisting of biotechnology molecules. In addition to discovering and developing new molecular entities, we seek to expand the value of existing products through new uses, formulations and therapeutic approaches that provide additional value to patients. Across all our therapeutic areas, we are increasingly focusing our efforts on tailored therapeutics, seeking to identify and use advanced diagnostic tools and other information to identify specific subgroups of patients for whom our medicines—or those of other companies—will be the best treatment option.

To supplement our internal efforts, we collaborate with others, including educational institutions and research-based pharmaceutical and biotechnology companies. We use the services of physicians, hospitals, medical schools, and other research organizations worldwide to conduct clinical trials to establish the safety and effectiveness of our pharmaceutical products. We actively seek out investments in external research and technologies that hold the promise to complement and strengthen our own research efforts. These investments can take many forms, including licensing arrangements, co-development and co-marketing agreements, co-promotion arrangements, joint ventures, and acquisitions.

Drug development is time-consuming, expensive, and risky. On average, only one out of many thousands of molecules discovered by researchers proves to be both medically effective and safe enough to become an approved medicine. The process from discovery to regulatory approval can take 12 to 15 years or longer. Drug candidates can fail at any stage of the process, and even late-stage drug candidates sometimes fail to receive regulatory approval or achieve commercial success. Even after approval and launch of a product, we expend considerable resources on post-marketing surveillance and clinical studies. The following describes the new drug research and development process in more detail:

Phases of New Drug Development

Discovery Research Phase

The earliest phase of new drug research and development, the discovery phase, can take many years. Scientists identify, design and synthesize promising molecules, screening tens of thousands of molecules for their effect on biological "targets" that appear to play an important role in one or more diseases. Targets can be part of the body, such as a protein, receptor, or gene; or foreign, such as a virus or bacteria. Some targets have been proven to affect disease processes, but often the target is unproven, and may later prove to be irrelevant to the disease. Molecules that have the desired effect on the target and meet other design criteria become "lead" molecules and go on to the next phase of development. The probability of any one such lead molecule completing the rest of the drug development process and becoming a product is extremely low.

Early Development Phase

The early development phase involves refining lead molecules, understanding how to manufacture them efficiently, and completing initial testing for safety and efficacy. Safety testing is done first in laboratory tests and animals, to identify toxicity and other potential safety issues that would preclude use in humans. The first human tests (often referred to as Phase I) are normally conducted in small groups of healthy volunteers to assess safety and find the potential dosing range. After a safe dose has been established, the drug is administered to small populations of sick patients (Phase II) to look for initial signs of efficacy in treating the targeted disease and to continue to assess safety. In parallel, scientists work to identify safe, effective, and economical manufacturing processes. Long-term animal studies continue to test for potential safety issues. Of the molecules that enter the early development phase, typically less than 10 percent move on to the product phase. The early development phase normally takes several years to complete.

Product Phase

Product phase (Phase III) molecules have already demonstrated safety and, typically, shown initial evidence of efficacy. As a result, these molecules generally have a higher likelihood of success. The molecules are now rigorously tested in much larger patient populations to demonstrate efficacy to a predetermined level of statistical significance and to continue to develop the safety profile. These trials are generally global in nature and are designed to generate the data necessary to submit the molecule to regulatory agencies for marketing approval. The new drug is generally compared with existing competitive therapies, placebo, or both. The resulting data is compiled and submitted to regulatory agencies around the world. Phase III testing varies by disease state, but can often last from 2 to 4 years.

Submission Phase

Once submitted, the time to final marketing approval can vary from six months to several years, depending on variables such as the disease state, the strength and complexity of the data presented, the novelty of the target or compound, and the time required for the agency(ies) to evaluate the submission. There is no guarantee that a potential medicine will receive marketing approval, or that decisions on marketing approvals or indications will be consistent across geographic areas.

We believe our investments in research, both internally and in collaboration with others, have been rewarded by the number of new molecules and new indications for existing molecules that we have in all stages of development. At present we have more than 65 drug candidates across all stages of human testing and a larger number of projects in preclinical development. Among our new investigational molecules in the product phase of development or awaiting regulatory approval are potential therapies for diabetes, cancers, Alzheimer's disease, rheumatoid arthritis, lupus, depression, and pancreatic exocrine insufficiency, as well as an imaging agent for detecting beta-amyloid plaques (which are associated with Alzheimer's disease) in the brain. We are studying many other drug candidates in the earlier stages of development, including molecules targeting cancers, diabetes, obesity, Alzheimer's disease, schizophrenia, depression, bipolar disorder, migraine, alcohol dependence, musculoskeletal disorders, atherosclerosis, anemia, benign prostatic hyperplasia, erectile dysfunction, and renal diseases. We are also developing new uses, formulations, or delivery methods for many of these molecules as well as several currently marketed products, including Alimta, Byetta, Cialis, Effient, Erbitux, Forteo, and Humalog.

Raw Materials and Product Supply

Most of the principal materials we use in our manufacturing operations are available from more than one source. However, we obtain certain raw materials principally from only one source. In addition, Byetta is manufactured by third-party suppliers to Amylin. In the event one of these suppliers was unable to provide the materials or product, we generally have sufficient inventory to supply the market until an alternative source of supply can be implemented. However, in the event of an extended failure of a supplier, it is possible that we could experience an interruption in supply until we established new sources or, in some cases, implemented alternative processes.

Our primary bulk manufacturing occurs at four owned sites in the United States as well as owned sites in Ireland, Puerto Rico, and the United Kingdom. Finishing operations, including labeling and packaging, take place at a number of sites throughout the world. Effective in January 2010, we sold one of our U.S. sites, Tippecanoe Laboratories in West Lafayette, Indiana, to an affiliate of Evonik Industries AG, and entered into a nine-year supply and services agreement whereby Evonik will manufacture final and intermediate step active pharmaceutical ingredients for certain Lilly human and animal health products.

We manage our supply chain (including our own facilities, contracted arrangements, and inventory) in a way that should allow us to meet all expected product demand while maintaining flexibility to reallocate manufacturing capacity to improve efficiency and respond to changes in supply and demand. However, pharmaceutical production processes are complex, highly regulated, and vary widely from product to product. Shifting or adding manufacturing capacity can be a very lengthy process requiring significant capital expenditures and regulatory approvals. Accordingly, if we were to experience extended plant shutdowns at one of our own facilities, extended failure of a contract supplier, or extraordinary unplanned increases in demand, we could experience an interruption in supply of certain products or product shortages until production could be resumed or expanded.

Quality Assurance

Our success depends in great measure upon customer confidence in the quality of our products and in the integrity of the data that support their safety and effectiveness. Product quality arises from a total commitment to quality in all parts of our operations, including research and development, purchasing, facilities planning, manufacturing, and distribution. We have implemented quality-assurance procedures relating to the quality and integrity of scientific information and production processes.

Control of production processes involves rigid specifications for ingredients, equipment, facilities, manufacturing methods, packaging materials, and labeling. We perform tests at various stages of production processes and on the final product to assure that the product meets all regulatory requirements and our standards. These tests may involve chemical and physical chemical analyses, microbiological testing, testing in animals, or a combination. Additional assurance of quality is provided by a corporate quality-assurance group that monitors existing pharmaceutical and animal health manufacturing procedures and systems in the parent company, subsidiaries and affiliates, and third-party suppliers.

Executive Officers of the Company

The following table sets forth certain information regarding our executive officers. Except as otherwise noted, all executive officers have been employed by the Company in executive positions during the last five years.

The term of office for each executive officer expires on the date of the annual meeting of the Board of Directors, to be held on April 18, 2011, or on the date his or her successor is chosen and qualified. No director or executive officer has a "family relationship" with any other director or executive officer of the Company, as that term is defined for purposes of this disclosure requirement. There is no understanding between any executive officer and any other person pursuant to which the executive officer was selected.

Name	Age	Offices and Business Experience
John C. Lechleiter, Ph.D.	57	Chairman (since January 2009), President (since October 2005), Chief Executive Officer (since April 2008) and a Director (since October 2005)
Robert A. Armitage	62	Senior Vice President and General Counsel (since January 2003)
Bryce D. Carmine	59	Executive Vice President and President, Lilly Bio-Medicines (since November 2009)

Name	Age	Offices and Business Experience
Enrique A. Conterno	44	Senior Vice President and President, Lilly Diabetes (since November 2009)
Frank M. Deane, Ph.D.	61	President, Manufacturing Operations (since June 2007)
Stephen F. Fry	45	Senior Vice President, Human Resources and Diversity (since February 2011)
John H. Johnson	53	Senior Vice President and President, Lilly Oncology (since November 2009; resigned January 2011) Mr. Johnson was chief executive officer and a director of ImClone Systems Inc. from 2007 until its acquisition by Lilly in November 2008. From 2002 to 2007 he served in various executive positions at Johnson & Johnson, including Group Chairman of that company's worldwide biopharmaceuticals unit from 2005 to 2007. He first joined Johnson & Johnson in 1988. In 2000, Mr. Johnson left J&J to serve as chief executive officer of Parkstone Medical Information Systems, a start-up company that developed a hand-held device for doctors to write prescriptions. That company filed for bankruptcy protection in 2001.
Jan M. Lundberg, Ph.D.	57	Executive Vice President, Science and Technology and President, Lilly Research Laboratories (since January 2010). From 2002 until he joined Lilly in January 2010, Dr. Lundberg was executive vice president and head of discovery research at AstraZeneca.
Susan Mahony, Ph.D.	46	Senior Vice President, Human Resources and Diversity (May 2009 – February 2011); Senior Vice President and President, Lilly Oncology (since February 2011)
Anne Nobles	54	Senior Vice President, Enterprise Risk Management (since April 2009) and Chief Ethics and Compliance Officer (since June 2007)
Barton R. Peterson	52	Senior Vice President, Corporate Affairs and Communications (since June 2009). Mr. Peterson served as mayor of Indianapolis, Indiana from 2000 to 2007. From 2008 to 2009, he was managing director at Strategic Capital Partners, LLC and distinguished visiting professor of public policy at Ball State University.
Derica W. Rice	46	Executive Vice President, Global Services (since January 2010) and Chief Financial Officer (since May 2006)
Jeffrey N. Simmons	43	Senior Vice President and President, Elanco Animal Health (since January 2008)
Jacques Tapiero	52	Senior Vice President and President, Emerging Markets (since January 2010)

Employees

At the end of 2010, we employed approximately 38,350 people, including approximately 20,700 employees outside the United States. A substantial number of our employees have long records of continuous service.

Financial Information Relating to Business Segments and Classes of Products

You can find financial information relating to our business segments and classes of products in Item 8 of this Form 10-K, "Segment Information." That information is incorporated here by reference.

The relative contribution of any particular product to our consolidated net sales changes from year to year. This is due to several factors, including the introduction of new products by us and by other manufacturers and the introduction of generic pharmaceuticals upon patent expirations. In addition, margins vary for our different products due to various factors, including differences in the cost to manufacture and market the products, the value of the products to the marketplace, and government restrictions on pricing and reimbursement. Our major product sales are generally not seasonal.

Financial Information Relating to Foreign and Domestic Operations

You can find financial information relating to foreign and domestic operations in Item 8, "Segment Information." That information is incorporated here by reference. To date, our overall operations abroad have not been significantly deterred by local restrictions on the transfer of funds from branches and subsidiaries located abroad, including the availability of U.S. dollar exchange. We cannot predict what effect these restrictions or the other risks inherent in foreign operations, including possible nationalization, might have on our future operations or what other restrictions may be imposed in the future. In addition, changing currency values can either favorably or unfavorably affect our financial position, liquidity, and results of operations. We mitigate foreign exchange risk through various hedging techniques including the use of foreign currency contracts.

Available Information on Our Web Site

We make available through our company web site, free of charge, our company filings with the Securities and Exchange Commission (SEC) as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. These include our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, registration statements, and any amendments to those documents. The company web site link to our SEC filings is **http://investor.lilly.com/sec.cfm**.

In addition, the Corporate Governance portion of our web site includes our corporate governance guidelines, board and committee information (including committee charters), and our articles of incorporation and by-laws. The link to our corporate governance information is **http://investor.lilly.com/governance.cfm**.

We will provide paper copies of our SEC filings free of charge upon request to the company's secretary at the address listed on the front of this Form 10-K.

Item 1A. Risk Factors; Cautionary Statement Regarding Forward Looking Statements

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating our company. It is possible that our business, financial condition, liquidity, or results of operations could be materially adversely affected by any of these risks.

We make certain forward-looking statements in this Form 10-K, and company spokespersons may make such statements in the future. Where possible, we try to identify forward-looking statements by using such words as "expect," "plan," "will," "estimate," "forecast," "project," "believe," and "anticipate". Forward-looking statements do not relate strictly to historical or current facts. They are likely to address our growth strategy, sales of current and anticipated products, financial results, our research and development programs, the status of product approvals, legislative and regulatory developments, and the outcome of contingencies such as litigation and investigations. All forward-looking statements are based on our expectations at the time we make them. They are subject to risks and uncertainties, including those summarized below.

- *Pharmaceutical research and development is very costly and highly uncertain.* There are many difficulties and uncertainties inherent in pharmaceutical research and development and the introduction of new products. There is a high rate of failure inherent in new drug discovery and development. To bring a drug from the discovery phase to market typically takes a decade or more and costs over $1 billion. Failure can occur at any point in the process, including late in the process after substantial investment. As a result, most funds invested in research programs will not generate financial returns. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals, limited scope of approved uses, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. In recent years, FDA review times have increased substantially and fewer new drugs are being approved. In addition, it can be very difficult to predict sales growth rates of new products.
- *We face intense competition.* We compete with a large number of multinational pharmaceutical companies, biotechnology companies and generic pharmaceutical companies. To compete successfully, we must continue to deliver to the market innovative, cost-effective products that meet important medical needs. Our product sales can be adversely affected by the introduction by competitors of branded products that are perceived as superior by the marketplace, by generic versions of our branded products, and by generic versions of other products in the same therapeutic class as our branded products. See Item 1, "Business—Competition," for more details.
- *Our long-term success depends on intellectual property protection.* Our long-term success depends on our ability to continually discover, develop, and commercialize innovative new pharmaceutical products. Without strong intellectual property protection, we would be unable to generate the returns necessary to support the enormous investments in research and development and capital as well as other expenditures required to bring new drugs to the market.

  Intellectual property protection varies throughout the world and is subject to change over time. In the U.S., the Hatch-Waxman Act provides generic companies powerful incentives to seek to invalidate our patents; as a result, we expect that our U.S. patents on major products will be routinely challenged, and there can be no assurance that our patents will be upheld. See Item 1, "Business—Patents, Trademarks, and Other Intellectual Property Protection," for more details. We are increasingly facing generic manufacturer challenges to our patents outside the U.S. as well. In addition, competitors or other third parties may claim that our activities infringe patents or other intellectual property rights held by them. If successful, such claims could result in our being unable to market a product in a particular territory or being required to pay damages for past infringement or royalties on future sales. See Item 1, "Business—Patents, Trademarks, and Other Intellectual Property Protection," for more details.

- *We depend on patent-protected products for most of our revenues, cash flows, and earnings, and we will lose effective intellectual property protection for many of them in the next several years.* Eight significant products, which together comprised 74 percent of our worldwide revenue in 2010, have lost or will lose their most significant remaining U.S. patent protection and data-based exclusivity, as well as their intellectual property-based exclusivity in most countries outside the U.S., in the next several years:

Product	Worldwide Revenues (2010)	Percent of Total 2010 Revenues	Loss of Relevant U.S. Exclusivity
Zyprexa	$5.03 billion	22	October 2011
Cymbalta	$3.46 billion	15	2013
Alimta	$2.21 billion	10	2017 (compound patent plus data-based pediatric exclusivity); 2022 (concomitant nutritional supplement use)
Humalog	$2.05 billion	9	2013
Cialis	$1.70 billion	7	2017
Gemzar	$1.15 billion	5	November 2010 (compound); 2013 (use)[1]
Evista	$1.02 billion	4	2014
Strattera	$576.7 million	2	2016[1]

[1] The Gemzar use patent has been held invalid by the U.S. Court of Appeals for the Federal Circuit, and we are seeking review of that decision by the U.S. Supreme Court. The Strattera patent has been held invalid by a U.S. District Court, and we have appealed that decision; in the meantime, an injunction prevents the launch of generic forms of Strattera. For more information, see Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters."

Loss of exclusivity, whether by expiration or as a consequence of litigation, typically results in a rapid and severe decline in sales. See Item 1, "Business—Patents, Trademarks, and Other Intellectual Property Protection," for more details.

- *Our business is subject to increasing government price controls and other health care cost containment measures.* Government health care cost-containment measures can significantly affect our sales and profitability. In many countries outside the United States, government agencies strictly control, directly or indirectly, the prices at which our products are sold. In the United States, we are subject to substantial pricing pressures from state Medicaid programs and private insurance programs and pharmacy benefit managers, including those operating under the Medicare Part D pharmaceutical benefit, and implementation of the recently-enacted U.S. health care reform legislation is increasing these pricing pressures. In addition, many state legislative proposals would further negatively affect our pricing and/or reimbursement for our products. We expect pricing pressures from both governments and private payers inside and outside the United States to become more severe. See Item I, "Business—Regulations Affecting Pharmaceutical Pricing and Reimbursement," for more details.
- *Pharmaceutical products can develop unexpected safety or efficacy concerns.* Unexpected safety or efficacy concerns can arise with respect to marketed products, leading to product recalls, withdrawals, or declining sales, as well as costly product liability claims.
- *Regulatory compliance problems could be damaging to the company.* The marketing, promotional, and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers, prescribers, and patients, are subject to extensive regulation. Many companies, including Lilly, have been subject to claims related to these practices asserted by federal, state and foreign governmental authorities, private payers and consumers. These claims have resulted in substantial expense and other significant consequences to us. It is possible other products could become subject to investigation and that the outcome of these matters could include criminal charges and fines, penalties, or other monetary or nonmonetary remedies. In particular, see Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters," for the discussions of the U.S. sales and marketing practices investigations. In addition, regulatory issues concerning compliance with current Good Manufacturing Practice (cGMP) regulations for pharmaceutical products can lead to product recalls and seizures, interruption of production leading to product shortages, and delays in the approvals of new products pending resolution of the cGMP issues. We are now operating under a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services that requires us to maintain comprehensive compliance programs governing our research, manufacturing, and sales and marketing of pharmaceuticals. A material failure to comply with the Agreement could result in severe sanctions to the company. See Item 1, "Business—Regulation of our Operations," for more details.

- *We face many product liability claims today, and future claims will be largely self-insured.* We are subject to a substantial number of product liability claims involving primarily Byetta, Zyprexa, diethylstilbestrol (DES), and thimerosal, and because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability claims for these or other products in the future. See Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters," and Item 3, "Legal Proceedings," for more information on our current product liability litigation. Due to a very restrictive market for product liability insurance, we have been and will continue to be largely self-insured for future product liability losses for substantially all our currently marketed products. In addition, there is no assurance that we will be able to fully collect from our insurance carriers on past claims.
- *Manufacturing difficulties could lead to product supply problems.* Pharmaceutical manufacturing is complex and highly regulated. Manufacturing difficulties at our facilities or contracted facilities, or the failure or refusal of a contract manufacturer to supply contracted quantities, could result in product shortages, leading to lost sales. See Item 1, "Business—Raw Materials and Product Supply," for more details.
- *A prolonged economic downturn could adversely affect our business and operating results.* While pharmaceuticals have not generally been sensitive to overall economic cycles, a prolonged economic downturn coupled with rising unemployment (and a corresponding increase in the uninsured and underinsured population) could lead to decreased utilization of drugs, affecting our sales volume. Declining tax revenues attributable to the downturn are increasing the pressure on governments to reduce health care spending, leading to increasing government efforts to control drug prices and utilization. In addition, a prolonged economic downturn could adversely affect our investment portfolio, which could lead to the recognition of losses on our corporate investments and increased benefit expense related to our pension obligations. Also, if our customers, suppliers or collaboration partners experience financial difficulties, we could experience slower customer collections, greater bad debt expense, and performance defaults by suppliers or collaboration partners.
- *We face other risks to our business and operating results.* Our business is subject to a number of other risks and uncertainties, including:
  - Economic factors over which we have no control, including changes in inflation, interest rates, and foreign currency exchange rates, can affect our results of operations.
  - Changes in tax laws, including laws related to the remittance of foreign earnings or investments in foreign countries with favorable tax rates, and settlements of federal, state, and foreign tax audits, can affect our results of operations. In its budget submission to Congress in February 2010, the Obama Administration proposed changes to the manner in which the U.S. would tax the international income of U.S.-based companies. Some provisions changing taxation of international income were enacted in August 2010, which did not have a material effect on results of operations. While it is uncertain how the U.S. Congress may address U.S. tax policy matters in the future, reform of U.S. taxation, including taxation of international income, continues to be a topic of discussion for the U.S. Congress and the Administration. A significant change to the U.S. tax system, including changes to the taxation of international income, could have a material adverse effect on our results of operations.
  - Changes in accounting standards promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission can affect our financial statements.
  - Our financial statements can also be affected by internal factors, such as changes in business strategies and the impact of restructurings, asset impairments, technology acquisition and disposition transactions, and business combinations.

We undertake no duty to update forward-looking statements.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal domestic and international executive offices are located in Indianapolis. At December 31, 2010, we owned 12 production and distribution sites in the United States and Puerto Rico. Together with the corporate administrative offices, these facilities contain an aggregate of approximately 13.4 million square feet of floor area dedicated to production, distribution, and administration. Major production sites include Indianapolis and Clinton, Indiana; Carolina, Puerto Rico; and Branchburg, New Jersey.

We own production and distribution sites in 12 countries outside the United States and Puerto Rico, containing an aggregate of approximately 3.4 million square feet of floor area. Major production sites include facilities in France, United Kingdom, Spain, Ireland, Italy, Mexico, and Brazil.

Our research and development facilities in the United States consist of approximately 3.5 million square feet and are located primarily in Indianapolis, with smaller sites in San Diego and New York City. We also have smaller research and development facilities in the United Kingdom, Canada, and Spain.

We believe that none of our properties is subject to any encumbrance, easement, or other restriction that would detract materially from its value or impair its use in the operation of the business. The buildings we own are of varying ages and in good condition.

Item 3. Legal Proceedings

We are a party to various currently pending legal actions, government investigations, and environmental proceedings, and we anticipate that such actions could be brought against us in the future. The most significant of these matters are described below or, as noted, in Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters." While it is not possible to determine the outcome of the legal actions, investigations and proceedings brought against us, we believe that, except as otherwise specifically noted below or in Item 7, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could be material to our consolidated results of operations in any one accounting period.

Legal Proceedings Described in Management's Discussion and Analysis

See Item 7, "Management's Discussion and Analysis—Legal and Regulatory Matters," for information on various legal proceedings, including but not limited to:

- The U.S. patent litigation involving Alimta, Cymbalta, Evista, Gemzar, and Strattera
- The patent litigation outside the U.S. involving Zyprexa
- The various federal and state investigations relating to our sales, marketing, and promotional practices
- The Zyprexa product liability and related litigation, including claims brought on behalf of state Medicaid agencies and private healthcare payers

That information is incorporated into this Item by reference.

Other Patent Litigation

Cialis: In July 2005, Vanderbilt University filed a lawsuit in the U.S. District Court in Delaware against ICOS Corporation seeking to add three of its scientists as co-inventors on the Cialis compound and method-of-use patents. In January 2009, the district court judge ruled in our favor, declining to add any of these scientists as an inventor on either patent. The Court of Appeals for the Federal Circuit affirmed the lower court ruling in April 2010. In January 2011, the U.S. Supreme Court declined to review this decision and no further appeals are possible.

Other Product Liability Litigation

We are currently a defendant in a variety of product liability lawsuits in the United States involving primarily Zyprexa, thimerosal, Byetta, and diethylstilbestrol (DES).

We have been named as a defendant in approximately 120 actions in the U.S., involving approximately 140 claimants, brought in various state courts and federal district courts on behalf of children with autism or other neurological disorders who received childhood vaccines (manufactured by other companies) that contained thimerosal, a generic preservative used in certain vaccines in the U.S. beginning in the 1930s. We purchased patents and conducted research pertaining to thimerosal in the 1920s. We have been named in the suits even though we discontinued manufacturing the raw material in 1974 and discontinued selling it in the United States to vaccine manufacturers in 1992. The lawsuits typically name the vaccine manufacturers as well as Lilly and other distributors of thimerosal, and allege that the children's exposure to thimerosal-containing vaccines caused their autism or other neurological disorders. We strongly deny any liability in these cases. There is no credible scientific evidence establishing a causal relationship between thimerosal-containing vaccines and autism or other neurological disorders. In addition, we believe the majority of the cases should not be prosecuted in the courts in which they have been brought because the underlying claims are subject to the National Childhood Vaccine Injury Act of 1986. Implemented in 1988, the Act established a mandatory, federally administered no-fault claims process for individuals who allege that they were harmed by the administration of childhood vaccines. Under the Act, claims must first be brought before the U.S. Court of Claims for an award determination under the compensation guidelines established pursuant to the Act. Claimants who are unsatisfied with their awards under the Act may reject the award and seek traditional judicial remedies. In March 2010, three special masters of the Court of Claims issued rulings in the three separate test cases, all concluding that thimerosal-containing vaccines do not cause autism. Petitioners did not seek review of these decisions and the judgments were entered dismissing the cases in April 2010. All claimants have been notified that if they intend to pursue their claims they will be required to identify a separate theory consistent with the requirements of the Act.

We have been named a defendant in approximately 100 Byetta product liability lawsuits involving approximately 335 plaintiffs, primarily seeking to recover damages for pancreatitis experienced by patients prescribed Byetta. We are aware of approximately 40 additional claimants who have not yet filed suit. The majority of the cases are filed in California and coordinated in a Los Angeles Superior Court. In June 2009, a lawsuit was filed in Louisiana State Court (*Ralph Jackson v. Eli Lilly and Company, et al.*) seeking to assert similar product liability claims on behalf of Louisiana residents who were prescribed Byetta; however, the plaintiff dropped the class action allegations. We believe these claims are without merit and are prepared to defend against them vigorously.

In approximately 20 U.S. lawsuits against us involving approximately 100 claimants, plaintiffs seek to recover damages on behalf of children or grandchildren of women who were prescribed DES during pregnancy in the 1950s and 1960s. Approximately 65 of these claimants allege that they were indirectly exposed in utero to the medicine and later developed breast cancer as a consequence. In December 2009, a lawsuit was filed in U.S. District Court in Washington, D.C. against Lilly and other manufacturers (*Michele Fecho, et al v. Eli Lilly and Company, et al*) seeking to assert product liability claims on behalf of a putative class of men and women allegedly exposed to the medicine who claim to have later developed breast cancer. We believe these claims are without merit and are prepared to defend against them vigorously.

Other Marketing Practices Investigations
In November 2008, we received a subpoena from the U.S. Department of Health and Human Services Office of Inspector General in coordination with the U.S. Attorney for the Western District of New York seeking production of a wide range of documents and information relating to reimbursement of Alimta. We are cooperating in this investigation.

In December 2010, we received a civil investigative demand from the Attorney General of Texas seeking production of a wide range of documents and information related to Actos. We are cooperating in this investigation.

In August 2003, we received notice that the staff of the SEC is conducting an investigation into the compliance by Polish subsidiaries of certain pharmaceutical companies, including Lilly, with the U.S. Foreign Corrupt Practices Act of 1977. The staff has issued subpoenas to us requesting production of documents related to the investigation. In connection with that matter, staffs of the SEC and the Department of Justice (DOJ) have asked us to voluntarily provide additional information related to certain activities of Lilly affiliates in a number of other countries. The SEC staff has also issued subpoenas related to activities in these countries. We are cooperating with the SEC and the DOJ in this investigation.

Employee Litigation
In April 2006, three former employees and one current employee filed a complaint against the company in the U.S. District Court for the Southern District of Indiana (*Welch, et al. v. Eli Lilly and Company*, filed April 20, 2006) alleging racial discrimination. During the litigation, plaintiffs amended their complaint twice, and the lawsuit at one point involved 145 individual plaintiffs as well as the national and local chapters of the National Association for the Advancement of Colored People (NAACP). Although the case was originally filed as a putative class action, in September 2009, plaintiffs withdrew their request for class certification. In September 2010, the court severed the remaining individual claims and ordered that any plaintiff wishing to continue litigation must file an individual action. We expect approximately 40 individual claims to be filed. We believe the claims that remain are without merit and are prepared to defend against them vigorously.

We have also been named as a defendant in a lawsuit filed in the U.S. District Court for the Northern District of New York (*Schaefer-LaRose, et al. v. Eli Lilly and Company*, filed November 14, 2006) claiming that our pharmaceutical sales representatives should have been categorized as "non-exempt" rather than "exempt" employees, and claiming that the company owes them back wages for overtime worked, as well as penalties, interest, and attorneys' fees. Other pharmaceutical industry participants face similar lawsuits. The case was transferred to the U.S. District Court for the Southern District of Indiana, and in February 2008, the Indianapolis court conditionally certified a nationwide opt-in collective action under the Fair Labor Standards Act of all current and former employees who served as a Lilly pharmaceutical sales representative at any time from November 2003 to the present. As of the close of the opt-in period, fewer than 400 of the over 7,500 potential plaintiffs elected to participate in the lawsuit. In September 2009, the District Court granted our motion for summary judgment with regard to Ms. Schaefer-LaRose's claims and ordered the plaintiffs to demonstrate why the entire collective action should not be decertified within 30 days. Plaintiffs filed a motion for reconsideration of the summary judgment decision and also opposed decertification, and in October 2010, the court denied plaintiffs motion for reconsideration but decided not to decertify the collective action at this time. Plaintiffs have filed an appeal of the summary judgment ruling. We believe this lawsuit is without merit and are prepared to defend against it vigorously.

We have been named in a lawsuit brought by the Labor Attorney for 15th Region in the Labor Court of Paulinia, State of Sao Paulo, Brazil, alleging possible harm to employees and former employees caused by exposure to heavy metals. We have also been named in approximately 50 lawsuits filed in the same court by individual former employees making similar claims. We have also been named, along with several other companies, in a lawsuit filed by certain of these individuals in U.S. District Court for the Southern District of Indiana in April 2009, alleging possible harm caused by exposure to pesticides related to our former agricultural chemical manufacturing facility in Cosmopolis, Brazil. In November 2010, the case was dismissed with prejudice by the Court. The plaintiffs have filed a motion to reconsider. We believe these lawsuits are without merit and are prepared to defend against them vigorously.

Other Matters
In October 2005, the U.S. Attorney's office for the Eastern District of Pennsylvania advised that it is conducting an inquiry regarding certain rebate agreements we entered into with a pharmacy benefit manager covering Axid®, Evista, Humalog, Humulin, Prozac, and Zyprexa. The inquiry includes a review of our Medicaid best price reporting related to the product sales covered by the rebate agreements. We are cooperating in this matter.

In October 2005, we received a subpoena from the U.S. Attorney's office for the District of Massachusetts for the production of documents relating to our business relationship with a long-term care pharmacy organization concerning Actos, Evista, Humalog, Humulin, and Zyprexa. We are cooperating in this matter.

Between 2003 and 2005, various municipalities in New York sued us and many other pharmaceutical manufacturers, claiming in general that as a result of alleged improprieties by the manufacturers in the calculation and reporting of average wholesale prices for purposes of Medicaid reimbursement, the municipalities overpaid their portion of the cost of pharmaceuticals. The suits seek monetary and other relief, including civil penalties and treble damages. Similar suits were filed against us and many other manufacturers by the States of Iowa, Kansas, Louisiana, Mississippi, Oklahoma, and Utah. These suits are pending either in the U.S. District Court for the District of Massachusetts or in various state courts. All of these suits are in early stages or discovery is ongoing. We believe these lawsuits are without merit and are prepared to defend against them vigorously.

In 2004 we, along with several other pharmaceutical companies, were named in a lawsuit in California state court brought by approximately twenty California pharmacies alleging that pharmaceutical companies prevented commercial importation of prescription drugs from outside the United States and used Canadian pharmaceutical prices as an agreed floor for prices in the United States in violation of antitrust laws. The case sought restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. Summary judgment was granted to us and the other defendants and in July 2008, the California Court of Appeals affirmed that decision. In July 2010, the California Supreme Court overturned the lower court decision and remanded the case to the state court. We believe the lawsuit has no merit and are prepared to defend against it vigorously.

In June 2009, we received a Civil Investigative Demand from the office of the Attorney General of Texas requesting documents related to nominal pricing of Axid; we divested the marketing rights for Axid in 2000. We are cooperating in these matters.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to the cleanup of fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup.

During routine inspections in 2006 and 2007, the U.S. Environmental Protection Agency (EPA) identified potential gaps in our leak detection and repair program (LDAR). In addition, in 2006 we voluntarily reported to the state and city environmental agencies that we had exceeded an annual limit for air emissions. In response to these events, we have implemented numerous corrective actions and enhancements to our LDAR program. We are currently working with the EPA towards resolution of this matter, which will likely require the payment of a fine. We do not believe the amount of the fine will be material.

We are also a defendant in other litigation and investigations, including product liability, patent, employment, and premises liability litigation, of a character we regard as normal to our business.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2010, no matters were submitted to a vote of security holders.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

You can find information relating to the principal market for our common stock and related stockholder matters at Item 8 under "Selected Quarterly Data (unaudited)" and "Selected Financial Data (unaudited)." That information is incorporated here by reference.

The following table summarizes the activity related to repurchases of our equity securities during the fourth quarter ended December 31, 2010:

Period	Total Number of Shares Purchased (in thousands) (a)	Average Price Paid per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (dollars in millions) (d)
October 2010	11	$37.14	0.0	$419.2
November 2010	4	35.22	0.0	419.2
December 2010	0	0.00	0.0	419.2
Total	15		0.0	

The amounts presented in columns (a) and (b) above represent purchases of common stock related to our stock-based compensation programs. The amounts presented in columns (c) and (d) in the above table represent activity related to our $3.00 billion share repurchase program announced in March 2000. As of December 31, 2010, we have purchased $2.58 billion related to this program.

Item 6. Selected Financial Data

You can find selected financial data for each of our five most recent fiscal years in Item 8 under "Selected Financial Data (unaudited)." That information is incorporated here by reference.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

This section provides an overview of our financial results, recent product and late-stage pipeline developments, and legal, regulatory, and other matters affecting our company and the pharmaceutical industry.

Financial Results

We achieved revenue growth of 6 percent in 2010, which was primarily driven by the collective growth of Alimta, Cymbalta, animal health products, insulin products, Cialis, and Zyprexa, offset by the decline in Gemzar revenue. Cost of sales and marketing, selling, and administrative expenses grew at a slower rate than revenue, while our investment in research and development grew at a greater rate than revenue and our effective tax rate increased. As a result of these factors, as well as higher other income in 2010 and the items noted below, net income increased 17 percent to $5.07 billion, and earnings per share increased 16 percent to $4.58 per share, in 2010 as compared to $4.33 billion, or $3.94 per share, in 2009.

2010

U.S. Health Care Reform

- Due to the enactment of health care reform in the U.S. in March 2010, total revenue decreased by $229.0 million (pretax), or $.16 per share, in 2010 as a result of higher rebates. We also recorded a one-time non-cash deferred income tax charge in the first quarter of $85.1 million, or $.08 per share, associated with the imposition of tax on the prescription drug subsidy of our U.S. retiree health plan.

Acquisitions (Note 3)

- We incurred acquired in-process research and development (IPR&D) charges associated with the in-licensing arrangement with Acrux Limited (Acrux) of $50.0 million (pretax), which decreased earnings per share by $.03.

Asset Impairments and Related Restructuring and Other Special Charges (Notes 5 and 15)

- We recognized asset impairments, restructuring, and other special charges of $192.0 million (pretax), or $.13 per share, in 2010, primarily related to severance costs from previously announced strategic actions.

2009

Acquisitions (Note 3)

- We incurred acquired IPR&D charges associated with an in-licensing arrangement with Incyte Corporation (Incyte) of $90.0 million (pretax), which decreased earnings per share by $.05.

Asset Impairments and Related Restructuring and Other Special Charges (Notes 5 and 15)

- We recognized asset impairments, restructuring, and other special charges of $462.7 million (pretax), which decreased earnings per share by $.29, for asset impairments and restructuring primarily related to the sale of our Tippecanoe Laboratories manufacturing site.
- We incurred pretax charges of $230.0 million in connection with the claims of several states related to Zyprexa, which decreased earnings per share by $.13.

Late-Stage Pipeline

Our long-term success depends to a great extent on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. We currently have more than 65 potential new drugs in human testing and a larger number of projects in preclinical development.

There are many difficulties and uncertainties inherent in pharmaceutical research and development and the introduction of new products. There is a high rate of failure inherent in new drug discovery and development. The process to bring a drug from the discovery phase to regulatory approval can take 12 to 15 years or longer and cost more than $1 billion. Failure can occur at any point in the process, including late in the process after substantial investment. As a result, most research programs will not generate financial returns. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals, limited scope of approved uses, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the U.S. Food and Drug Administration (FDA) approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. Consequently, it is very difficult to predict which products will ultimately be approved and the sales growth of those products.

We manage research and development spending across our portfolio of molecules, and a delay in, or termination of, one project will not by itself necessarily cause a significant change in our total research and development spending. Due to the risks and uncertainties involved in the research and development process, we cannot reliably estimate the nature, timing, completion dates, and costs of the efforts necessary to complete the development of our research and development projects, nor can we reliably estimate the future potential revenue that will be generated from a successful research and development project. Each project represents only a portion of the overall pipeline and none are individually material to our consolidated research and development expense. While we do accumulate certain research and development costs on a project level for internal reporting purposes, we must make significant cost estimations and allocations, some of which rely on data that is neither reproducible nor validated through accepted control mechanisms. As a consequence, we do not have sufficiently reliable data to report on total research and development costs by therapeutic category.

New molecular entities currently in Phase III clinical trial testing include the following:

BAFF antibody—an anti-BAFF antibody for the treatment of rheumatoid arthritis and lupus

BI10773—a SGLT-2 inhibitor for the treatment of diabetes (in collaboration with Boehringer Ingelheim)

Enzastaurin—a small molecule for the treatment of diffuse large B-cell lymphoma

GLP-1 Fc—a glucagon-like peptide 1 analog for the treatment of type 2 diabetes

Necitumumab—a fully human monoclonal antibody being investigated as a treatment for non-small cell lung cancer

NERI—a potent and highly selective norepinepherine reuptake inhibitor being investigated as a treatment for major depression

Ramucirumab—a monoclonal antibody being investigated as a treatment for metastatic breast and gastric cancers

Solanezumab—an amyloid beta (Aβ) antibody for the treatment of Alzheimer's disease

New molecular entities that have been submitted for regulatory review include the following:

Arxxant—a potential treatment for diabetic retinopathy

Florbetapir—a molecular imaging tool under investigation for the detection of beta-amyloid plaque in the brain. The absence of beta-amyloid plaque in the brain makes a diagnosis of Alzheimer's disease unlikely.

Linagliptin—a DPP-4 inhibitor for the treatment of diabetes (in collaboration with Boehringer Ingelheim)

Liprotamase—a non-porcine pancreatic enzyme replacement therapy

The following are late-stage pipeline developments that have occurred since January 1, 2010:

- **Axiron**. We entered into an exclusive worldwide license agreement in the first quarter for the commercialization of Acrux's experimental testosterone solution Axiron, which the FDA approved in the fourth quarter as a replacement therapy in men for certain conditions associated with a deficiency or absence of testosterone. We, along with our partner Acrux, expect to launch Axiron in the U.S. by mid-2011.
- **BI10773 and linagliptin**. In January 2011, we announced a global agreement with Boehringer Ingelheim to jointly develop and commercialize a portfolio of diabetes compounds currently in mid- and late-stage development. Included are Boehringer Ingelheim's two oral diabetes agents, linagliptin and BI10773, as well as our two basal insulin analogues, LY2605541 and LY2963016, along with an option to co-develop and co-commercialize Lilly's anti-TGF-beta monoclonal antibody.
- **Bydureon™—U.S.** In October 2010, the FDA issued a complete response letter regarding the New Drug Application (NDA) for Bydureon. In the complete response letter, the FDA requested a safety study to measure the potential for heart rhythm disturbances when exenatide is used at higher-than-average doses. Additionally, the FDA requested the results of the already completed DURATION-5 study to evaluate the efficacy, and the labeling of the safety and effectiveness, of the commercial formulation of Bydureon. We, along with our partners Amylin Pharmaceuticals, Inc. (Amylin) and Alkermes, Inc. (Alkermes), plan to submit our reply to the complete response letter in the second half of 2011. Amylin received written feedback from the FDA indicating approval of the study design for the required safety study to support the regulatory application. The study is expected to begin in February. Based on the requirements for additional data, this will likely be considered a Class 2 resubmission requiring a six-month review.
- **Bydureon—Europe**. We, along with our partners Amylin and Alkermes, submitted Bydureon for review by the European Medicines Agency in the first quarter of 2010.

- **Cymbalta**. The FDA approved Cymbalta for the management of chronic musculoskeletal pain in November 2010. This has been established in studies in patients with chronic low back pain and chronic pain due to osteoarthritis.
- **Florbetapir**. In December 2010, we completed the acquisition of Avid Radiopharmaceuticals, Inc. (Avid), a company developing novel molecular imaging compounds intended for the detection and monitoring of chronic human diseases. In addition, the FDA recently assigned priority review designation for Amyvid™ (florbetapir), Avid's lead program in development. The Peripheral and Central Nervous System Drugs Advisory Committee of the FDA held a meeting to discuss Amyvid's NDA in January 2011. The committee decided that it could not recommend approval of Amyvid at this time based on the currently available data (13-3), but voted unanimously (16-0) to recommend approval of Amyvid conditional on a reader training program that demonstrates reader accuracy and consistency through a re-read of previously acquired scans. The committee supported that efficacy was established and there were no significant safety concerns.
- **Liprotamase**. In July 2010, we completed our acquisition of Alnara Pharmaceuticals, Inc. (Alnara), a privately-held company developing protein therapeutics for the treatment of metabolic diseases. In January 2011, the FDA Gastrointestinal Drugs Advisory Committee voted to recommend non-approval of liprotamase, Alnara's non-porcine pancreatic enzyme replacement therapy, for the treatment of exocrine pancreatic insufficiency (EPI). During the meeting, the committee had questions about the degree of efficacy of liprotamase and recommended that additional studies be conducted prior to considering approval of liprotamase for EPI. We will continue to work with the FDA to address the questions raised in the meeting as the agency moves toward a final decision on the application.
- **Livalo**. We, along with our partner, Kowa Pharmaceuticals America Inc., launched Livalo in the U.S. in the second quarter of 2010. In addition to a proper diet, Livalo is used for the treatment of high cholesterol (primary hyperlipidemia or mixed dyslipidemia) in adults.
- **Necitumumab**. In February 2011, we and Bristol-Myers Squibb Company stopped enrollment in one of the two global Phase III studies evaluating necitumumab, an investigational anti-cancer agent, as a first-line treatment for advanced non-small cell lung cancer (NSCLC). The decision to stop enrollment in the Phase III non-squamous NSCLC INSPIRE trial followed an independent Data Monitoring Committee (DMC) recommendation that no new or recently enrolled patients continue treatment in the trial because of safety concerns related to thromboembolism (blood clots) in the experimental arm of the study. The same DMC also noted that patients who have already received two or more cycles of necitumumab appear to have a lower ongoing risk for these safety concerns. These patients may choose to remain on the trial, after being informed of the additional potential risks. Investigators will continue to assess patients after two cycles to determine if there is a potential benefit from treatment.
- **Semagacestat**. In August 2010, we halted development of semagacestat, a gamma secretase inhibitor being studied as a potential treatment for Alzheimer's disease, because preliminary results from two ongoing long-term Phase III studies showed the compound did not slow disease progression and was associated with worsening of clinical measures of cognition and the ability to perform activities of daily living.
- **Tasisulam**. In December 2010, we suspended all current Phase III studies evaluating tasisulam as a second-line treatment for those with unresectable or metastatic melanoma. Tasisulam, an investigational, small-molecule anti-cancer compound, continues to be studied in other types of cancers.
- **Teplizumab**. In October 2010, we and our partner, MacroGenics, Inc., announced that an independent DMC completed a planned analysis of one-year safety and efficacy data of the Protégé Phase III clinical trial of teplizumab, an investigational biologic under development for the treatment of individuals with recent-onset type 1 diabetes. The DMC concluded that the primary efficacy endpoint of the study was not met. The DMC, noting that all administration of experimental drug had been completed, commented that appropriate safety monitoring is warranted. No unanticipated safety issues were identified in the DMC's review. The companies have decided to suspend further enrollment and dosing of patients in two other ongoing clinical trials of teplizumab in type 1 diabetes. In October 2010, we notified MacroGenics of our decision to terminate our collaboration agreement for the development of teplizumab.

Legal, Regulatory, and Other Matters

The U.S. compound patent for Gemzar expired November 15, 2010. Our method-of-use patent (expiring in 2013) was held invalid by the U.S. Court of Appeals for the Federal Circuit. We are seeking review by the U.S. Supreme Court, but generic gemcitabine was introduced to the U.S. market in mid-November 2010, and Gemzar sales are experiencing a rapid and severe decline.

The U.S. District Court for the District of New Jersey ruled that our method-of-use patent for Strattera, which expires in 2017, is invalid. Our appeal to the U.S. Court of Appeals for the Federal Circuit was heard in December 2010, and we are awaiting a ruling. The Court of Appeals has granted an injunction that prevents the launch of generic atomoxetine until a ruling is rendered. Several generic companies have tentative approval to market generic atomoxetine, and, should the appeal be unsuccessful, we would anticipate a rapid and severe decline in Strattera sales due to generic competition.

The enactment of the "Patient Protection and Affordable Care Act" and "The Health Care and Education Reconciliation Act of 2010" in March 2010 brings significant changes to U.S. health care. These changes began to affect our financial results in the first quarter of 2010 and will continue to have significant impact on our results in the future. Changes to the rebates for prescription drugs sold to Medicaid beneficiaries, which increase the minimum statutory rebate for branded drugs from 15.1 percent to 23.1 percent, were generally effective in the first quarter of 2010. This rebate has been expanded to managed Medicaid, a program that provides for the delivery of Medicaid benefits via managed care organizations, under arrangements between those organizations and state Medicaid agencies. Additionally, a prescription drug discount program for outpatient drugs in certain types of health care facilities that serve low-income and uninsured patients (known as 340B facilities) has been expanded. Also, there are changes to the tax treatment of subsidies paid by the government to employers, such as us, who provide their retirees with a drug benefit at least equivalent to the Medicare Part D drug benefit. Beginning in 2013, the federal government will tax the subsidy it provides to such employers. While this tax will not take effect for three more years, accounting rules dictate that we adjust our deferred tax asset through a one-time non-cash charge upon enactment of the tax law change, which we recorded in the first quarter of 2010. In addition, the federal government created an expedited regulatory approval pathway in the U.S. for biosimilars or follow-on biologics (copies of biological compounds). Biologics will have at least 12 years of data-package protection following launch. Congress is expected to take up patent law reform in 2011; some proposals would strengthen the pharmaceutical business model while others under consideration might pose some risks.

Beginning in 2011, drug manufacturers will provide a discount of 50 percent of the cost of branded prescription drugs for Medicare Part D participants who are in the "doughnut hole" (the coverage gap in Medicare prescription drug coverage). The doughnut hole will be phased out by the federal government between 2011 and 2020. Additionally, beginning in 2011, a non-tax deductible annual fee will be imposed on pharmaceutical manufacturers and importers that sell branded prescription drugs to specified government programs. This fee is allocated to companies based on their prior calendar year market share for branded prescription drug sales into these government programs. A guidance project is currently under way within the IRS and U.S. Treasury concerning the implementation of this fee. These costs will be included in marketing, selling, and administrative expense in our consolidated statement of operations.

The Obama Administration proposed changes to the manner in which the U.S. would tax the international income of U.S.-based companies. Some provisions changing taxation of international income were enacted in August 2010. These provisions did not have a material effect on our consolidated results of operations. While it is uncertain how the U.S. Congress may address U.S. tax policy matters in the future, reform of U.S. taxation, including taxation of international income, continues to be a topic of discussion for Congress and the Obama Administration. A significant change to the U.S. tax system, including changes to the taxation of international income, could have a material adverse effect on our consolidated results of operations. On October 25, 2010, Puerto Rico enacted income and excise tax legislation affecting our operations. This tax will be included in costs of sales in our consolidated statement of operations. We believe this tax should be creditable against our U.S. income taxes.

Certain other federal and state health care proposals may continue to be debated, and could place downward pressure on pharmaceutical industry sales or prices. These proposals include legalizing the importation of prescription drugs and other cost-control strategies. In addition, the constitutionality of U.S. health care reform is being challenged. We expect pricing pressures at state levels to become more severe, which could have a material adverse effect on our consolidated results of operations.

International operations also are generally subject to extensive price and market regulations, and several European countries have recently required either price decreases or rebate increases in response to economic pressures. There are proposals for cost-containment measures pending in a number of additional countries, including proposals that would directly or indirectly impose additional price controls, limit access to or reimbursement for our products, or reduce the value of our intellectual property protection. Such proposals are expected to increase in both frequency and impact, given the effect of the downturn in the global economy on local governments.

OPERATING RESULTS—2010

Revenue

Our worldwide revenue for 2010 increased 6 percent, to $23.08 billion, driven by the collective growth of Alimta, Cymbalta, animal health products, insulin products, Cialis, and Zyprexa, offset by the decline in Gemzar revenue. Worldwide sales volume increased 3 percent, while selling prices contributed 2 percent of revenue growth, and the impact of foreign exchange rates was negligible. Revenue in the U.S. increased 5 percent, to $12.87 billion, due to higher prices. Revenue outside the U.S. increased 7 percent, to $10.21 billion, due to increased demand, partially offset by lower prices. In 2010, total revenue was reduced by $229.0 million due to the impact of U.S. health care reform.

The following table summarizes our revenue activity in 2010 compared with 2009:

Product	Year Ended December 31, 2010			Year Ended December 31, 2009	Percent Change
	U.S.[1]	Outside U.S.	Total[2]	Total	from 2009
	(Dollars in millions)				
Zyprexa	$ 2,495.5	$ 2,530.9	$ 5,026.4	$ 4,915.7	2
Cymbalta	2,772.0	687.2	3,459.2	3,074.7	13
Alimta	957.1	1,251.5	2,208.6	1,706.0	29
Humalog	1,222.4	831.8	2,054.2	1,959.0	5
Cialis	658.1	1,041.4	1,699.4	1,559.1	9
Animal health products	775.1	616.3	1,391.4	1,207.2	15
Gemzar	723.3	426.1	1,149.4	1,363.2	(16)
Humulin	470.8	618.0	1,088.9	1,022.0	7
Evista	681.8	342.6	1,024.4	1,030.4	(1)
Forteo	499.0	331.0	830.1	816.7	2
Strattera	389.8	186.9	576.7	609.4	(5)
Other pharmaceutical products	737.4	1,196.3	1,933.5	1,908.1	1
Total net product sales	12,382.3	10,060.0	22,442.2	21,171.5	6
Collaboration and other revenue[3]	483.3	150.4	633.8	664.5	(5)
Total revenue	$12,865.6	$10,210.4	$23,076.0	$21,836.0	6

[1] U.S. revenue includes revenue in Puerto Rico.
[2] Numbers may not add due to rounding.
[3] Collaboration and other revenue is primarily composed of Erbitux royalties and 50 percent of Byetta's gross margin in the U.S.

Zyprexa, our top-selling product, is a treatment for schizophrenia, acute mixed or manic episodes associated with bipolar I disorder, and bipolar maintenance. Zyprexa sales in the U.S. increased 7 percent in 2010, driven by higher prices, partially offset by lower demand. Sales outside the U.S. decreased 2 percent driven by lower prices and decreased demand in Europe and Canada, partially offset by the favorable impact of foreign exchange rates and increased demand in Japan. We will lose effective exclusivity for Zyprexa in the U.S. in October 2011. We will also lose effective exclusivity in most of Europe in 2011. In the five major European countries, which in the aggregate had approximately $1.40 billion in sales for 2010, we will lose effective exclusivity in April 2011 (Spain) and September 2011 (France, Germany, Italy, and the United Kingdom). Several manufacturers have received tentative approvals to market generic olanzapine, and we expect generic olanzapine to be introduced in these markets immediately following the expiration of the patents. While it is difficult to predict the precise impact on Zyprexa sales, we expect the introduction of generics to result in a rapid and severe decline in our Zyprexa sales, which will have a material adverse effect on results of operations and cash flows. In Japan, our second-largest market for Zyprexa, with more than $400 million of sales in 2010, our patent expires in December 2015.

Sales of Cymbalta, a product for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, generalized anxiety disorder, and in the United States for the treatment of chronic musculoskeletal pain and the management of fibromyalgia, increased 9 percent in the U.S., driven primarily by higher prices. Sales outside the U.S. increased 31 percent, driven primarily by increased demand in Japan, Europe, and Canada.

Sales of Alimta, a treatment for various cancers, increased 17 percent in the U.S., due primarily to increased demand. Sales outside the U.S. increased 41 percent, due to increased demand. Demand outside the U.S. was favorably affected by continued strong growth in Japan.

Sales of Humalog, our injectable human insulin analog for the treatment of diabetes, increased 1 percent in the U.S., due to higher prices, partially offset by the impact of wholesaler buying patterns. Sales outside the U.S. increased 11 percent, driven by increased demand primarily in Japan and China.

Sales of Cialis, a treatment for erectile dysfunction, increased 6 percent in the U.S., due to higher prices. Sales outside the U.S. increased 11 percent, due primarily to increased demand and, to a lesser extent, higher prices.

Sales of Gemzar, a product approved to treat various cancers, decreased 3 percent in the U.S., due to a rapid and severe decline in sales as a result of generic competition, which began in November 2010, following the expiration of the compound patent. Sales outside the U.S. decreased 31 percent, due primarily to generic competition in most major markets. We expect sales to decline in 2011, with severe declines in the U.S.

Sales of Humulin, an injectable human insulin for the treatment of diabetes, increased 17 percent in the U.S., driven primarily by higher prices and increased demand. Sales outside the U.S. remained essentially flat when compared to 2009, due to lower prices offset by increased demand and the favorable impact of foreign exchange rates.

Sales of Evista, a product for the prevention and treatment of osteoporosis in postmenopausal women and for reduction of risk of invasive breast cancer in postmenopausal women with osteoporosis and postmenopausal women at high risk for invasive breast cancer, remained essentially flat in the U.S., due to decreased demand offset by increased prices. Sales outside the U.S. decreased 2 percent, driven by lower prices and lower demand, partially offset by a favorable impact of foreign exchange rates.

Sales of Forteo, an injectable treatment for osteoporosis in postmenopausal women and men at high risk for fracture and for glucocorticoid-induced osteoporosis in postmenopausal women and men, decreased 4 percent in the U.S., driven by lower demand, partially offset by higher prices. Sales outside the U.S. increased 11 percent, due to increased demand and, to a lesser extent, higher prices.

Sales of Strattera, a treatment for attention-deficit hyperactivity disorder in children, adolescents, and in the U.S. in adults, decreased 13 percent in the U.S., due primarily to lower demand, and to a lesser extent, lower net effective selling prices. Sales outside the U.S. increased 14 percent, driven by increased demand, partially offset by lower prices. The U.S. District Court for the District of New Jersey ruled that the U.S. method-of-use patent for Strattera, which expires in 2017, is invalid. We are currently appealing this decision to the U.S. Court of Appeals for the Federal Circuit. The Court of Appeals has granted an injunction that prevents the launch of generic atomoxetine until a ruling is rendered. While it is difficult to predict the precise impact on Strattera sales, if our appeal is unsuccessful, we expect that the introduction of generics would result in a rapid and severe decline in our U.S. Strattera sales.

Worldwide sales of Byetta, an injectable product for the treatment of type 2 diabetes, decreased 11 percent to $710.2 million during 2010 due to competitive pressures in the U.S. and European markets. We report as revenue our 50 percent share of Byetta's gross margin in the U.S., 100 percent of Byetta sales outside the U.S., and our sales of Byetta pen delivery devices to Amylin. Our revenues decreased 4 percent to $430.6 million in 2010.

We report as revenue for Erbitux, a product approved to treat various cancers, the net royalties received from our collaboration partners and our product sales. Our revenues were $386.1 million in 2010, compared with $390.8 million in 2009.

Animal health product sales in the U.S. and outside the U.S. increased 15 percent, due primarily to increased demand for our companion animal and feed additive products. Sales of Comfortis, a flea medication for dogs, increased 69 percent in 2010.

Gross Margin, Costs, and Expenses

Gross margin as a percent of total revenue increased by 0.5 percentage points in 2010 to 81.1 percent. This increase was due to lower manufacturing costs and higher selling prices, partially offset by the negative effect of foreign exchange rates on international inventories sold.

Marketing, selling, and administrative expenses increased 2 percent in 2010 to $7.05 billion. The increase was driven by higher marketing and selling expenses outside the U.S., partially offset by lower administrative and litigation expenses and company-wide cost containment efforts. Investment in research and development increased 13 percent, to $4.88 billion, due primarily to charges related to pipeline molecules, including charges related to business development activities and termination of clinical trials.

We incurred an IPR&D charge of $50.0 million in 2010, associated with the in-licensing agreement with Acrux, compared with $90.0 million in 2009 resulting from the in-licensing agreement with Incyte. We recognized asset impairments, restructuring, and other special charges of $192.0 million in 2010, primarily related to severance and other related costs from previously announced strategic actions we are taking to reduce our cost structure and global workforce. In 2009, we recognized charges totaling $692.7 million for asset impairments, restructuring and other special charges. See Notes 3, 5 and 15 to the consolidated financial statements for additional information.

Other—net, expense improved $224.5 million to a net expense of $5.0 million in 2010, due primarily to net gains on equity investments, lower net interest expense, damages recovered from generic pharmaceutical companies following Zyprexa patent litigation in Germany, and an insurance recovery associated with the theft of product at the company's Enfield, Connecticut, distribution center.

The effective tax rate was 22.3 percent for the full-year 2010. In 2009, the effective tax rate was 19.2 percent. The 2010 effective tax rate increased due to $85.1 million in additional tax expense in the first quarter related to U.S. health care reform. The 2009 effective tax rate was reduced due to the tax benefit of asset impairment and restructuring charges associated with the sale of the Tippecanoe Laboratories manufacturing site.

OPERATING RESULTS—2009

Financial Results

We achieved revenue growth of 7 percent in 2009, which was primarily driven by the collective growth of Alimta, Cymbalta, Humalog, and Zyprexa and the inclusion of Erbitux revenue as a result of the ImClone Systems Inc. (ImClone) acquisition in November 2008. The impact of changes in foreign currencies compared to the U.S. dollar on international inventories sold during the year decreased our cost of sales in 2009 and increased our cost of sales in 2008, which contributed to an improvement in gross margin. Marketing, selling, and administrative expenses grew at a slower rate than revenue, while our investment in research and development grew at a greater rate than sales. We incurred income tax expense of $1.03 billion in 2009, resulting in an effective tax rate of 19.2 percent. Earnings increased to $4.33 billion, and earnings per share increased to $3.94 per share, in 2009 as compared to a net loss of $2.07 billion, and a loss per share of $1.89 in 2008. Net income comparisons between 2009 and 2008 are affected by the impact of several highlighted items. The highlighted items for 2009 are summarized in the Executive Overview. The 2008 highlighted items are summarized as follows:

Acquisitions (Note 3)

- We recognized charges totaling $4.73 billion (pretax) associated with the acquisition of ImClone, which decreased earnings per share by $4.46. These amounts include an IPR&D charge of $4.69 billion (pretax). The remaining net expenses are related to ImClone's operating results subsequent to the acquisition, incremental interest costs, and amortization of the intangible asset associated with Erbitux. We also incurred IPR&D charges of $28.0 million (pretax) associated with the acquisition of SGX Pharmaceuticals, Inc. (SGX), which decreased earnings per share by $.03.
- We incurred IPR&D charges associated with licensing arrangements with BioMS Medical Corp. (BioMS) and TransPharma Medical Ltd. totaling $122.0 million (pretax), which decreased earnings per share by $.07.

Asset Impairments and Related Restructuring and Other Special Charges (Notes 5 and 15)

- We recognized asset impairments, restructuring, and other special charges totaling $497.0 million (pretax), which decreased earnings per share by $.30. A similar charge of $57.1 million (pretax), which decreased earnings per share by $.04, was included in cost of sales. These charges were primarily associated with the sale of our Greenfield, Indiana site; the termination of the AIR® Insulin program; and strategic exit activities related to manufacturing operations.
- We recorded charges of $1.48 billion (pretax) related to the federal and state Zyprexa investigations led by the U.S. Attorney for the Eastern District of Pennsylvania (EDPA), as well as the resolution of a multi-state investigation regarding Zyprexa involving 32 states and the District of Columbia, which decreased earnings per share by $1.20.

Other (Note 13)

- We recognized a discrete income tax benefit of $210.3 million as a result of the resolution of a substantial portion of the IRS audit of our federal income tax returns for the years 2001 through 2004, which increased earnings per share by $.19.

Revenue

Our worldwide revenue for 2009 increased 7 percent, to $21.84 billion, driven primarily by growth of Alimta, Cymbalta, Humalog, and Zyprexa, and the inclusion of Erbitux revenue as a result of the ImClone acquisition. Worldwide sales volume increased 7 percent, while selling prices contributed 3 percent of revenue growth, partially offset by the unfavorable impact of foreign exchange rates of 3 percent. Revenue in the U.S. increased 12 percent, to $12.29 billion, due to higher prices and higher demand. Revenue outside the U.S. increased 1 percent, to $9.54 billion, due to increased demand, partially offset by the negative impact of foreign exchange rates and lower prices.

The following table summarizes our revenue activity in 2009 compared with 2008:

Product	Year Ended December 31, 2009			Year Ended December 31, 2008	Percent Change from 2008
	U.S.[1]	Outside U.S.	Total[2]	Total	
	(Dollars in millions)				
Zyprexa	$ 2,331.7	$2,583.9	$ 4,915.7	$ 4,696.1	5
Cymbalta	2,551.8	523.0	3,074.7	2,697.1	14
Humalog	1,208.4	750.6	1,959.0	1,735.8	13
Alimta	815.6	890.4	1,706.0	1,154.7	48
Cialis	623.3	935.8	1,559.1	1,444.5	8
Gemzar	747.4	615.8	1,363.2	1,719.8	(21)
Animal health products	672.2	535.0	1,207.2	1,093.3	10
Evista	682.2	348.1	1,030.4	1,075.6	(4)
Humulin	402.4	619.6	1,022.0	1,063.2	(4)
Forteo	518.3	298.4	816.7	778.7	5
Strattera	445.6	163.7	609.4	579.5	5
Other pharmaceutical products	739.9	1,168.4	1,908.1	1,887.5	1
Total net product sales	11,738.8	9,432.7	21,171.5	19,925.8	6
Collaboration and other revenue[3]	555.6	108.9	664.5	446.1	49
Total revenue	$12,294.4	$9,541.6	$21,836.0	$20,371.9	7

[1] U.S. revenue includes revenue in Puerto Rico.
[2] Numbers may not add due to rounding.
[3] Collaboration and other revenue is primarily composed of Erbitux royalties and 50 percent of Byetta's gross margin in the U.S.

Zyprexa sales in the U.S. increased 6 percent in 2009, due to higher prices, partially offset by reduced demand. Sales outside the U.S. increased 4 percent driven by increased demand, partially offset by the unfavorable impact of foreign exchange rates. Demand outside the U.S. was favorably impacted by the withdrawal of generic competition in Germany in early 2009.

Sales of Cymbalta in 2009 increased 13 percent in the U.S., driven by higher prices and increased demand. Sales outside the U.S. increased 18 percent, driven by increased demand, partially offset by the unfavorable impact of foreign exchange rates and lower prices.

Sales of Humalog in 2009 increased 20 percent in the U.S., driven by higher prices, increased demand, and wholesaler buying patterns. Sales outside the U.S. increased 3 percent, driven by increased demand, partially offset by the unfavorable impact of foreign exchange rates.

Sales of Alimta increased 45 percent in the U.S., primarily driven by increased demand. Sales outside the U.S. increased 50 percent, driven by increased demand, partially offset by the unfavorable impact of foreign exchange rates. Demand outside the U.S. benefited from the addition of the non-small cell lung cancer indication in Japan.

Our sales of Cialis increased 16 percent in the U.S., driven by higher prices, increased demand, and wholesaler buying patterns. Sales outside the U.S. increased 3 percent, driven by increased demand and, to a lesser extent, higher prices, partially offset by the unfavorable impact of foreign exchange rates.

Sales of Gemzar increased 2 percent in the U.S., due primarily to higher prices. Sales outside the U.S. decreased 37 percent, driven by reduced demand and lower prices as a result of the entry of generic competition in most major markets, and to a lesser extent, the unfavorable impact of foreign exchange rates.

Sales of Evista decreased 3 percent in the U.S., driven by reduced demand, partially offset by higher prices. Sales outside the U.S. decreased 7 percent, driven by the outlicensing of Evista in most European markets and, to a lesser extent, lower prices.

Sales of Humulin increased 6 percent in the U.S., due primarily to higher prices, partially offset by reduced demand. Sales outside the U.S. decreased 9 percent, driven by the unfavorable impact of foreign exchange rates and, to a lesser extent, lower prices, partially offset by increased demand.

Sales of Forteo increased 6 percent in the U.S., driven by higher prices, partially offset by reduced demand. Sales outside the U.S. increased 3 percent, driven by increased demand and prices, partially offset by the unfavorable impact of foreign exchange rates.

Sales of Strattera increased 2 percent in the U.S., driven by higher prices, partially offset by reduced demand. Sales outside the U.S. increased 15 percent, driven by increased demand and higher prices, partially offset by the unfavorable impact of foreign exchange rates.

Worldwide sales of Byetta increased 6 percent to $796.5 million during 2009. Our revenues increased 13 percent to $448.5 million in 2009.

Erbitux revenues were $390.8 million in 2009, compared with $29.4 million in 2008. We acquired Erbitux as part of our acquisition of ImClone in November 2008.

Animal health product sales in the U.S. increased 25 percent, primarily driven by the inclusion of Posilac sales following the acquisition completed October 2008. Sales outside the U.S. decreased 4 percent, driven primarily by the unfavorable impact of foreign exchange rates.

Gross Margin, Costs, and Expenses

The 2009 gross margin increased to 80.6 percent of total revenue compared with 78.5 percent for 2008. This increase was due to the impact of changes in foreign currencies compared to the U.S. dollar on international inventories sold during the year, which decreased cost of sales in 2009, but increased cost of sales in 2008.

Marketing, selling, and administrative expenses increased 4 percent in 2009 to $6.89 billion. The increase was driven by the increased marketing and selling expenses outside the U.S., higher incentive compensation, and the impact of the ImClone acquisition, partially offset by the movement of foreign exchange rates. Investment in research and development increased 13 percent, to $4.33 billion, due primarily to the ImClone acquisition and increased late-stage clinical trial costs.

We incurred an IPR&D charge of $90.0 million in 2009, associated with the in-licensing agreement with Incyte, compared with $4.84 billion in 2008. The 2008 IPR&D charge included $4.69 billion resulting from the acquisition of ImClone. We recognized asset impairments, restructuring, and other special charges of $692.7 million in 2009, primarily related to asset impairment charges related to the sale of our Tippecanoe Laboratories manufacturing site and special charges related to Zyprexa litigation with multiple state attorneys general, compared with $1.97 billion in 2008. The 2008 charges were primarily associated with the resolution of Zyprexa investigations with the U.S. Attorney for the Eastern District of Pennsylvania and multiple states. See Notes 3, 5, and 15 to the consolidated financial statements for additional information.

Other—net, expense was a net expense in both years, increasing by $203.4 million, to $229.5 million in 2009, primarily due to lower interest income and higher interest expense resulting from the ImClone acquisition.

We incurred income tax expense of $1.03 billion in 2009 resulting in an effective tax rate of 19.2 percent. The effective tax rate for 2009 was reduced due to the tax benefit of asset impairment and restructuring charges associated with the sale of the Tippecanoe site. We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion IPR&D charge for ImClone and the $1.48 billion Zyprexa investigation settlements. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition, as well as a discrete income tax benefit of $210.3 million for the resolution of a substantial portion of the 2001-2004 IRS audit. See Note 13 to the consolidated financial statements for additional information.

FINANCIAL CONDITION

As of December 31, 2010, cash, cash equivalents, and short-term investments totaled $6.73 billion compared with $4.50 billion at December 31, 2009. The increase in cash was driven by cash from operations of $6.86 billion, partially offset by dividends paid of $2.17 billion, business and product acquisitions of $1.10 billion, and purchases of property and equipment of $694.3 million.

Capital expenditures of $694.3 million during 2010 were $70.7 million less than in 2009. We expect 2011 capital expenditures to be between $800 million and $900 million as we invest in the long-term growth of our diabetes care products, continue to upgrade our manufacturing and research facilities to enhance productivity and quality systems, and invest in our oncology biotechnology capabilities.

Total debt at December 31, 2010, was $6.93 billion, an increase of $264.4 million from December 31, 2009, which was due to the $141.8 million increase in the fair value of hedged debt and an increase in short-term debt of $130.7 million. Our current debt ratings from Standard & Poor's and Moody's are AA- and A2, respectively. Our Moody's long-term debt rating was moved to A2 from A1 in November 2010. Our ratings outlook from both Moody's and Standard and Poor's is stable.

Dividends of $1.96 per share were paid in 2010 and 2009. 2010 was the 126th consecutive year in which we made dividend payments. In the fourth quarter of 2010, effective for the dividend to be paid in the first quarter of 2011, the quarterly dividend was maintained at $.49 per share, resulting in an indicated annual rate for 2011 of $1.96 per share.

As of the fourth quarter of 2010, the U.S. and global economic recoveries proceed but face continued headwinds. U.S. economic data in the fourth quarter reflected a steady pace of economic recovery, though the rate of recovery has not been sufficient to materially reduce unemployment. Given persistently high unemployment and little sign of near-term inflation risk, the U.S. Federal Reserve has maintained its accommodative monetary policy, most recently through its November 2010 announcement of expanded asset purchases. The Federal Reserve continues its policy stance of exceptionally low rates for an extended period to stimulate lending and economic growth. High sovereign debt levels and efforts at fiscal austerity in the U.S. and other developed countries continue to be a concern for many economists and are predicted to challenge the economic recovery globally. Given this backdrop, both private and public health care payers are facing heightened fiscal challenges and are taking steps to reduce the costs of care, including pressures for increased pharmaceutical discounts and rebates in the U.S., price cuts in government systems outside the U.S., and efforts to drive greater use of generic drugs globally. We continue to monitor the potential near-term impact of the economic environment on prescription trends, the creditworthiness of our wholesalers and other customers and suppliers, the uncertain impact of recent health care legislation, the federal government's involvement in the U.S. economy, and various international government funding levels.

We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund our normal operating needs, including debt service, capital expenditures, and dividends in 2011. We believe that amounts accessible through existing commercial paper markets should be adequate to fund short-term borrowings. Because of the high credit quality of our short- and long-term debt, our access to credit markets has not been adversely affected. We currently have $1.24 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program and matures in May 2011. Various risks and uncertainties, including those discussed in Item 1A, "Risk Factors," and the "Financial Expectations for 2011" section, may affect our operating results and cash generated from operations.

We depend on patents or other forms of intellectual property protection for most of our revenues, cash flows, and earnings. Through 2014, we expect to lose effective exclusivity for the following key products:

- Zyprexa—October 2011 (U.S.), various dates in 2011 (major Europe)
- Cymbalta—June 2013 (U.S.)
- Humalog—May 2013 (U.S.)
- Evista—March 2014 (U.S.)

Cymbalta could receive an additional six months of exclusivity, based on completion of pediatric studies.

Gemzar has already lost effective exclusivity in the U.S. and major European countries (France, Germany, Italy, Spain and the United Kingdom), and Humalog has lost exclusivity in major European countries. In addition, we face U.S. patent litigation over Alimta, Cymbalta, and Strattera, and it is possible we could lose our effective exclusivity for one or more of these products prior to the expiration of the relevant patents. See the Hatch-Waxman patent litigation discussion in Note 15 and in the "Legal and Regulatory Matters" section below. Revenue from Alimta, Cymbalta, Humalog, and Zyprexa contribute materially to our results of operations, liquidity, and financial position. The loss of exclusivity would likely result in generic competition, generally causing a rapid and severe decline in revenue from the affected product, which would have a material adverse effect on our results of operations. However, our goal is to partially mitigate the effect on our operations, liquidity, and financial position through growth in our patent-protected products that do not lose exclusivity during this period, in emerging markets, in Japan, and in our animal health business. Our expected growth in the emerging markets and Japan is attributable to both the growth of these markets and launches of patent-protected products in these markets.

In the normal course of business, our operations are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on our overall interest rate exposure at December 31, 2010 and 2009, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2010 and 2009, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen, and the British pound against the euro. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We may use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2010 and 2009, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2010 and 2009, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We acquire and collaborate on assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency or upon the achievement of certain sales levels). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

Individually, these arrangements are not material in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in any one period. These arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves milestone objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt, including interest payments[1]	$ 9,965.2	$ 205.8	$1,936.7	$1,429.1	$6,393.6
Capital lease obligations	38.9	13.9	13.1	8.5	3.4
Operating leases	572.3	108.7	162.6	103.2	197.8
Purchase obligations[2]	11,806.2	9,206.6	1,105.7	740.5	753.4
Other long-term liabilities reflected on our balance sheet[3]	1,252.9	0.0	309.2	238.8	704.9
Other[4]	298.3	298.3	0.0	0.0	0.0
Total	$23,933.8	$9,833.3	$3,527.3	$2,520.1	$8,053.1

[1] Our long-term debt obligations include both our expected principal and interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2010, to compute the amount of the contractual obligation for interest on the variable rate debt instruments and swaps.

[2] We have included the following:

- Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2010. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.
- Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

[3] We have included long-term liabilities consisting primarily of our nonqualified supplemental pension funding requirements and deferred compensation liabilities. We excluded long-term liabilities for unrecognized tax benefits of $1.23 billion, as we cannot reasonably estimate the timing of future cash outflows associated with those liabilities.

[4] This category consists of various miscellaneous items expected to be paid in the next year, none of which are individually material.

The contractual obligations table is current as of December 31, 2010. We expect the amount of these obligations to change materially over time as new contracts are initiated and existing contracts are completed, terminated, or modified.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop different estimates. We believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report. Our most critical accounting policies have been discussed with our audit committee and are described below.

Revenue Recognition and Sales Return, Rebate, and Discount Accruals

We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For approximately 85 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales, which are outside the U.S., are recorded at the point of delivery. Provisions for returns, rebates, and discounts are established in the same period the related sales are recorded.

We regularly review the supply levels of our significant products sold to major wholesalers in the U.S. and in major markets outside the U.S., primarily by reviewing periodic inventory reports supplied by our major wholesalers and available prescription volume information for our products, or alternative approaches. We attempt to maintain wholesaler inventory levels at an average of approximately one month or less on a consistent basis across our product portfolio. Causes of unusual wholesaler buying patterns include actual or anticipated product supply issues, weather patterns, anticipated changes in the transportation network, redundant holiday stocking, and changes in wholesaler business operations. In the U.S., the current structure of our arrangements does not provide an incentive for speculative wholesaler buying and provides us with data on inventory levels at our wholesalers. When we believe wholesaler purchasing patterns have caused an unusual increase or decrease in the sales of a major product compared with underlying demand, we disclose this in our product sales discussion if we believe the amount is material to the product sales trend; however, we are not always able to accurately quantify the amount of stocking or destocking. Wholesaler stocking and destocking activity historically has not caused any material changes in the rate of actual product returns.

We establish sales return accruals for anticipated product returns. We record the return amounts as a deduction to arrive at our net product sales. Once the product is returned, it is destroyed. Consistent with revenue recognition accounting guidance, when sales occur we estimate a reserve for future product returns related to those sales. This estimate is primarily based on historical return rates as well as specifically identified anticipated returns due to known business conditions and product expiry dates. Actual product returns have been less than one percent of our net sales over the past three years and have not fluctuated significantly as a percent of sales.

We establish sales rebate and discount accruals in the same period as the related sales. The rebate and discount amounts are recorded as a deduction to arrive at our net product sales. Sales rebates and discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, Medicare, chargebacks, long-term care, hospital, patient assistance programs, and various other government programs. We base these accruals primarily upon our historical rebate and discount payments made to our customer segment groups and the provisions of current rebate and discount contracts.

The largest of our sales rebate and discount amounts are rebates associated with sales covered by Medicaid. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percentage of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percentage of our products that are sold to Medicaid recipients, and our product pricing and current rebate and discount contracts. Although we accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically paid up to six months later. Because of this time lag, in any particular period our rebate adjustments may incorporate revisions of accruals for several periods.

Most of our rebates outside the U.S. are contractual or legislatively mandated and are estimated and recognized in the same period as the related sales. In some large European countries, government rebates are based on the anticipated pharmaceutical budget deficit in the country. A best estimate of these rebates, updated as governmental authorities revise budgeted deficits, is recognized in the same period as the related sale. If our estimates are not reflective of the actual pharmaceutical budget deficit, we adjust our rebate reserves.

We believe that our accruals for sales returns, rebates, and discounts are reasonable and appropriate based on current facts and circumstances. U.S. sales returns, federally mandated Medicaid rebate and state pharmaceutical assistance programs (Medicaid), and Medicare rebates reduced sales by $1.66 billion, $1.20 billion, and $1.03 billion in 2010, 2009, and 2008, respectively. A 5 percent change in the sales return, Medicaid, and Medicare rebate amounts we recognized in 2010 would lead to an approximate $85 million effect on our income before income taxes. As of December 31, 2010, our sales returns, Medicaid, and Medicare rebate liability was $858.3 million.

Our global rebate and discount liabilities are included in sales rebates and discounts on our consolidated balance sheet. Our global sales return liability is included in other current liabilities and other noncurrent liabilities on our consolidated balance sheet. Approximately 83 percent and 84 percent of our global sales return, rebate, and discount liability resulted from sales of our products in the U.S. as of December 31, 2010 and 2009, respectively. The following represents a roll-forward of our most significant U.S. returns, rebate, and discount liability balances, including Medicaid (in millions):

	2010	**2009**
Sales return, rebate, and discount liabilities, beginning of year	**$ 963.6**	$ 806.5
Reduction of net sales due to sales returns, discounts, and rebates[1]	**2,876.1**	2,233.8
Cash payments of discounts and rebates	**(2,684.4)**	(2,076.7)
Sales return, rebate, and discount liabilities, end of year	**$ 1,155.3**	$ 963.6

[1] Adjustments of the estimates for these returns, rebates, and discounts to actual results were less than 0.3 percent of net sales for each of the years presented.

FORM 10-K

Product Litigation Liabilities and Other Contingencies

Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we accrue for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We accrue legal defense costs expected to be incurred in connection with significant product liability contingencies when probable and reasonably estimable.

We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. In the past several years, we have been unable to obtain product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there can be no assurance that we will be able to fully collect from our insurance carriers in the future.

The litigation accruals and environmental liabilities and the related estimated insurance recoverables have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets.

Pension and Retiree Medical Plan Assumptions

Pension benefit costs include assumptions for the discount rate, retirement age, and expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 14 to the consolidated financial statements for additional information regarding our retirement benefits.

Annually, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets, and health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 80 percent of which are growth investments); and the views of leading financial advisers and economists. We use an actuarially determined, company-specific yield curve to determine the discount rate. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2010 annual expense would increase by $14.4 million. A one-percentage-point decrease would lower the aggregate of the 2010 service cost and interest cost by $11.7 million. If the 2010 discount rate for the U.S. defined benefit pension and retiree health benefit plans (U.S. plans) were to be changed by a quarter percentage point, income before income taxes would change by $28.7 million. If the 2010 expected return on plan assets for U.S. plans were to be changed by a quarter percentage point, income before income taxes would change by $18.3 million. If our assumption regarding the 2010 expected age of future retirees for U.S. plans were adjusted by one year, our income before income taxes would be affected by $33.3 million. The U.S. plans represent approximately 81 percent of the total accumulated postretirement benefit obligation and approximately 83 percent of total plan assets at December 31, 2010.

Impairment of Indefinite-Lived and Long-Lived Assets

We review the carrying value of long-lived assets (both intangible and tangible) for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine impairment by comparing the projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted.

Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually and when certain impairment indicators are present. When required, a comparison of fair value to the carrying amount of assets is performed to determine the amount of any impairment.

There are several methods that can be used to determine the estimated fair value of the IPR&D acquired in a business combination, all of which require multiple assumptions. We utilize the "income method," which applies a probability weighting that considers the risk of development and commercialization, to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. This analysis is performed for each project independently.

For IPR&D assets, the risk of failure has been factored into the fair value measure and there can be no certainty that these assets ultimately will yield a successful product, as discussed previously in the "Late-Stage Pipeline" section.

The nature of the pharmaceutical business is high-risk and requires that we invest in a large number of projects to build a successful portfolio of approved products. As such, it is likely that some IPR&D assets will become impaired at some time in the future.

The estimated future cash flows, based on what we believe to be reasonable and supportable assumptions and projections, require management's judgment. Actual results could vary from these estimates.

Income Taxes

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities, which may result in future tax, interest, and penalty assessments by these authorities. Inherent uncertainties exist in estimates of many tax positions due to changes in tax law resulting from legislation, regulation, and/or as concluded through the various jurisdictions' tax court systems. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for uncertain tax positions are appropriate and sufficient to pay assessments that may result from examinations of our tax returns. We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense.

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses and tax credit carryforwards in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

A 5 percent change in the amount of the uncertain tax positions and the valuation allowance would result in a change in net income of $53.5 million and $23.7 million, respectively.

FINANCIAL EXPECTATIONS FOR 2011

For the full year of 2011, we expect earnings per share to be in the range of $3.92 to $4.07, which includes the dilutive impact of the upfront fee and other anticipated expenses related to the collaboration with Boehringer Ingelheim, but excludes potential restructuring charges primarily related to severance and other related costs from previously announced strategic actions that we are taking to reduce our cost structure and global workforce. We expect that total revenue growth will be flat to slightly increasing, which assumes we maintain our patent exclusivity for U.S. Strattera sales, and also assumes rapid and severe erosion of global Zyprexa sales after patent expirations in major markets, including the U.S. starting in October 2011, and the continued severe erosion of U.S. Gemzar sales. We anticipate that the impact of U.S. health care reform will lower 2011 revenue by $400 million to $500 million. We expect these reductions in revenue to be offset by sales growth of Alimta, Cialis, Cymbalta, Effient, Humalog, and animal health products.

We anticipate that gross margin as a percent of revenue will decline approximately two percentage points. Marketing, selling, and administrative expenses are projected to grow in the low- to mid-single digits and include an estimated $150 million to $200 million in non-tax deductible expense for the mandatory pharmaceutical manufacturers fee associated with U.S. health care reform, while research and development expense growth is expected to be relatively flat. Other—net, expense is expected to be a net expense of between $50 million and $150 million. Cash flows are expected to be sufficient to fund capital expenditures of between $800 and $900 million, as well as anticipated business development activity and our dividend.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995— A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those above, are based on management's belief at the time they are made. However, they are subject to risks and uncertainties. Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the implementation of U.S. health care reform; the timing and scope of regulatory approvals and the success of our new product launches; asset impairments, restructurings, and acquisitions of compounds under development resulting in acquired IPR&D charges; foreign exchange rates and global macroeconomic conditions; changes in effective tax rates; wholesaler inventory changes; other regulatory developments, litigation, patent disputes, and government investigations; the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals; and other factors that may affect our operations and prospects are discussed earlier in this section and in Item 1A, "Risk Factors." We undertake no duty to update these forward-looking statements.

LEGAL AND REGULATORY MATTERS

We are a party to various legal actions and government investigations. The most significant of these are described below. While it is not possible to determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following U.S. patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Cymbalta: Sixteen generic drug manufacturers have submitted Abbreviated New Drug Applications (ANDAs) seeking permission to market generic versions of Cymbalta prior to the expiration of our relevant U.S. patents (the earliest of which expires in 2013). Of these challengers, all allege non-infringement of the patent claims directed to the commercial formulation, and nine allege invalidity (and some also allege nonenforceability) of the patent claims directed to the active ingredient duloxetine. Of the nine challengers to the compound patent claims, one further alleges invalidity of the claims directed to the use of Cymbalta for treating fibromyalgia. In November 2008 we filed lawsuits in U.S. District Court for the Southern District of Indiana against Actavis Elizabeth LLC; Aurobindo Pharma Ltd.; Cobalt Laboratories, Inc.; Impax Laboratories, Inc.; Lupin Limited; Sandoz Inc.; and Wockhardt Limited, seeking rulings that the compound patent claims are valid, infringed, and enforceable. We filed similar lawsuits in the same court against Sun Pharma Global, Inc. in December 2008 and against Anchen Pharmaceuticals, Inc. in August 2009. The cases have been consolidated and actions against all but Wockhardt Limited have been stayed pursuant to stipulations by the defendants to be bound by the outcome of the litigation through appeal. The Wockhardt Limited trial is scheduled to begin in June 2011.
- Gemzar: Teva Parenteral Medicines, Inc. (Teva); Sun Pharmaceutical Industries Inc. (Sun) and several other generic companies sought permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (compound patent expiring in 2010 and method-of-use patent expiring in 2013). We filed lawsuits in the U.S. District Court for the Southern District of Indiana against Teva (February 2006) and several other generic companies, seeking rulings that our patents are valid and are being infringed. In November 2007, Sun filed a declaratory judgment action in the U.S. District Court for the Eastern District of Michigan, seeking rulings that our method-of-use and compound patents are invalid or unenforceable, or would not be infringed by the sale of Sun's generic product. In August 2009, the district court in Michigan granted a motion by Sun for partial summary judgment, invalidating our method-of-use patent, and the opinion was affirmed by a panel of the Court of Appeals for the Federal Circuit in July 2010. We are seeking review of this decision by the U.S. Supreme Court. In March 2010, the district court in Indiana upheld the validity of our compound patent in the Teva case, but applied collateral estoppel with regard to our method-of-use patent, given the ruling in the Sun case. Generic gemcitabine was introduced to the U.S. market in mid-November 2010.
- Alimta: Teva; APP Pharmaceuticals, LLC (APP); and Barr Laboratories, Inc. (Barr) each submitted ANDAs seeking approval to market generic versions of Alimta prior to the expiration of the relevant U.S. patent (licensed from the Trustees of Princeton University and expiring in 2016), and alleging the patent is invalid. We, along with Princeton, filed lawsuits in the U.S. District Court for the District of Delaware against Teva, APP, and Barr seeking rulings that the compound patent is valid and infringed. In November 2010, the district court ruled from the bench that judgment would be entered in Lilly's favor, upholding the patent's validity. Plaintiffs may appeal this decision once the judgment is entered.
- Evista: In 2006, Teva Pharmaceuticals USA, Inc. (Teva USA) submitted an ANDA seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In June 2006, we filed a lawsuit against Teva USA in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Teva USA. In September 2009, the court upheld our method-of-use patents (the last expires in 2014) and the court held that our particle-size patents (expiring 2017) are invalid. Both rulings were upheld by the appeals court in September 2010, and the period for further appeals has expired.
- Strattera: Actavis Elizabeth LLC (Actavis), Apotex Inc. (Apotex), Aurobindo Pharma Ltd. (Aurobindo), Mylan Pharmaceuticals Inc. (Mylan), Sandoz Inc. (Sandoz), Sun Pharmaceutical Industries Limited (Sun Ltd.), and Teva USA each submitted an ANDA seeking permission to market generic versions of Strattera prior to the expiration of our relevant U.S. patent (expiring in 2017), and alleging that this patent is invalid. In 2007, we brought a lawsuit against Actavis, Apotex, Aurobindo, Mylan, Sandoz, Sun Ltd., and Teva USA in the U.S. District Court for the District of New Jersey. In August 2010, the court ruled that our patent is invalid. Several companies have received final approval to market generic atomoxetine, but the Court of Appeals for the Federal Circuit granted an injunction prohibiting the launch of generic atomoxetine until the court renders an opinion. The appeal was heard by the court in December 2010 and we are waiting for a ruling. Zydus Pharmaceuticals (Zydus) filed an action in the New Jersey district court in October 2010 seeking a declaratory judgment that it has the right to launch a generic atomoxetine product, based on the district court ruling. We believe that Zydus is subject to the injunction issued by the court of appeals.

We believe each of these Hatch-Waxman challenges is without merit and expect to prevail in this litigation. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome in any of these cases could have a material adverse impact on our future consolidated results of operations, liquidity, and financial position.

We have received challenges to Zyprexa patents in a number of countries outside the U.S.:

- In Canada, several generic pharmaceutical manufacturers have challenged the validity of our Zyprexa patent (expiring in 2011). In April 2007, the Canadian Federal Court ruled against the first challenger, Apotex Inc. (Apotex), and that ruling was affirmed on appeal in February 2008. In June 2007, the Canadian Federal Court held that an invalidity allegation of a second challenger, Novopharm Ltd. (Novopharm), was justified and denied our request that Novopharm be prohibited from receiving marketing approval for generic olanzapine in Canada. Novopharm began selling generic olanzapine in Canada in the third quarter of 2007. In September 2009, the Canadian Federal Court ruled against us in the Novapharm suit, finding our patent invalid. However, in July 2010 the appeals court set aside the decision and remitted the limited issues of utility and sufficiency of disclosure to the trial court.
- In Germany, the German Federal Supreme Court upheld the validity of our Zyprexa patent (expiring in 2011) in December 2008, reversing an earlier decision of the Federal Patent Court. Following the decision of the Supreme Court, the generic companies who launched generic olanzapine based on the earlier decision either agreed to withdraw from the market or were subject to injunction. We have negotiated settlements of the damages arising from infringement with most of the generic companies.
- We have received challenges in a number of other countries, including Spain, Austria, Australia, Portugal, and several smaller European countries. In Spain, we have been successful at both the trial and appellate court levels in defeating the generic manufacturers' challenges, but additional actions against multiple generic companies are now pending. In March 2010, the District Court of Hague ruled against us and revoked our compound patent in the Netherlands. We have appealed this decision. We have also successfully defended Zyprexa patents in Austria and Portugal.

We are vigorously contesting the various legal challenges to our Zyprexa patents on a country-by-country basis. We cannot determine the outcome of this litigation. The availability of generic olanzapine in additional markets could have a material adverse impact on our consolidated results of operations.

Zyprexa Litigation

We were named as a defendant in a large number of Zyprexa product liability lawsuits in the U.S. and notified of other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (EDNY) (MDL No. 1596).

Since June 2005, we have settled approximately 32,720 claims. The two primary settlements were as follows:

- In 2005, we settled and paid more than 8,000 claims for approximately $700 million.
- In 2007, we settled and paid more than 18,000 claims for approximately $500 million.

We are prepared to continue our vigorous defense of Zyprexa in all remaining claims, consisting of approximately 70 lawsuits in the U.S. covering approximately 150 plaintiffs, of which about 50 lawsuits covering about 50 plaintiffs are part of the MDL. We have a trial scheduled in Texas State court in August 2011.

In January 2009, we reached resolution with the Office of the U.S. Attorney for the Eastern District of Pennsylvania (EDPA), and the State Medicaid Fraud Control Units of 36 states and the District of Columbia, of an investigation related to our U.S. marketing and promotional practices with respect to Zyprexa. As part of the resolution, we pled guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act for the off-label promotion of Zyprexa in elderly populations as treatment for dementia, including Alzheimer's dementia, between September 1999 and March 2001. We recorded a charge of $1.42 billion for this matter in the third quarter of 2008 and paid substantially all of this amount in 2009. As part of the settlement, we have entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services (HHS), which requires us to maintain our compliance program and to undertake a set of defined corporate integrity obligations for five years. The agreement also provides for an independent third-party review organization to assess and report on the company's systems, processes, policies, procedures, and practices.

In October 2008, we reached a settlement with 32 states and the District of Columbia related to a multistate investigation brought under various state consumer protection laws. While there was no finding that we violated any provision of the state laws under which the investigations were conducted, we paid $62.0 million and agreed to undertake certain commitments regarding Zyprexa for a period of six years, through consent decrees filed with the settling states.

We were served with lawsuits filed by the states of Alaska, Arkansas, Connecticut, Idaho, Louisiana, Minnesota, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Utah, and West Virginia alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. We settled the Zyprexa-related claims of all of these states, incurring pretax charges of $230.0 million in 2009 and $15.0 million in 2008.

In 2005, two lawsuits were filed in the EDNY purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions were consolidated into a single lawsuit, brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the EDNY in 2006 on similar grounds. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug. In September 2008, Judge Weinstein certified a class consisting of third-party payors, excluding governmental entities and individual consumers and denied our motion for summary judgment. In September 2010, both decisions were reversed by the Second Circuit Court of Appeals, which found that the case cannot proceed as a class action and entered a judgment in our favor on plaintiffs' overpricing claim. Plaintiffs are seeking review of this decision by the U.S. Supreme Court. An unfavorable outcome in this case could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

Other Product Liability Litigation

We have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES), thimerosal, and Byetta. Approximately a third of these claims are covered by insurance, subject to deductibles and coverage limits.

Product Liability Insurance

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past several years, we have been unable to obtain product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there is no assurance that we will be able to fully collect from our insurance carriers in the future.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

You can find quantitative and qualitative disclosures about market risk (*e.g.*, interest rate risk) in Item 7 at "Management's Discussion and Analysis—Financial Condition." That information is incorporated in this report by reference.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

ELI LILLY AND COMPANY AND SUBSIDIARIES (Dollars in millions, except per-share data) Year Ended December 31	2010	2009	2008
Revenue	**$23,076.0**	$21,836.0	$20,371.9
Cost of sales	**4,366.2**	4,247.0	4,376.7
Research and development	**4,884.2**	4,326.5	3,840.9
Marketing, selling, and administrative	**7,053.4**	6,892.5	6,626.4
Acquired in-process research and development (Note 3)	**50.0**	90.0	4,835.4
Asset impairments, restructuring, and other special charges (Note 5)	**192.0**	692.7	1,974.0
Other—net, expense	**5.0**	229.5	26.1
	16,550.8	16,478.2	21,679.5
Income (loss) before income taxes	**6,525.2**	5,357.8	(1,307.6)
Income taxes (Note 13)	**1,455.7**	1,029.0	764.3
Net income (loss)	**$ 5,069.5**	$ 4,328.8	$ (2,071.9)
Earnings (loss) per share—basic and diluted (Note 12)	**$ 4.58**	$ 3.94	$ (1.89)

See notes to consolidated financial statements.

Consolidated Balance Sheets

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, shares in thousands)

December 31	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$ 5,993.2	$ 4,462.9
Short-term investments	733.8	34.7
Accounts receivable, net of allowances of $100.4 (2010) and $109.9 (2009)	3,493.8	3,343.3
Other receivables (Note 10)	664.3	488.5
Inventories	2,517.7	2,849.9
Prepaid taxes	828.3	714.3
Prepaid expenses and other (Note 10)	608.9	592.9
Total current assets	14,840.0	12,486.5
Other Assets		
Investments (Note 6)	1,779.5	1,155.8
Goodwill and other intangibles—net (Note 7)	4,818.8	3,699.8
Sundry (Note 10)	1,622.4	1,921.4
	8,220.7	6,777.0
Property and Equipment, net	7,940.7	8,197.4
	$31,001.4	$27,460.9
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings and current maturities of long-term debt (Note 8)	$ 156.0	$ 27.4
Accounts payable	1,072.2	968.1
Employee compensation	851.8	894.2
Sales rebates and discounts	1,372.6	1,109.8
Dividends payable	540.0	538.0
Income taxes payable (Note 13)	457.5	346.7
Other current liabilities (Note 10)	2,651.3	2,683.9
Total current liabilities	7,101.4	6,568.1
Other Liabilities		
Long-term debt (Note 8)	6,770.5	6,634.7
Accrued retirement benefits (Note 14)	1,887.4	2,334.7
Long-term income taxes payable (Note 13)	1,234.8	1,088.4
Other noncurrent liabilities (Note 10)	1,594.5	1,309.7
	11,487.2	11,367.5
Commitments and contingencies (Note 15)		
Shareholders' Equity (Notes 9 and 11)		
Common stock—no par value		
Authorized shares: 3,200,000		
Issued shares: 1,153,154 (2010) and 1,149,916 (2009)	721.3	718.7
Additional paid-in capital	4,798.5	4,635.6
Retained earnings	12,732.6	9,830.4
Employee benefit trust	(3,013.2)	(3,013.2)
Deferred costs—ESOP	(52.4)	(77.4)
Accumulated other comprehensive loss (Note 16)	(2,670.1)	(2,471.9)
Noncontrolling interests	(7.5)	1.6
	12,509.2	9,623.8
Less cost of common stock in treasury		
2010— 864 shares		
2009— 882 shares	96.4	98.5
	12,412.8	9,525.3
	$31,001.4	$27,460.9

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2010	2009	2008
Cash Flows from Operating Activities			
Net income (loss)	$ 5,069.5	$ 4,328.8	$(2,071.9)
Adjustments to Reconcile Net Income To Cash Flows from Operating Activities			
Depreciation and amortization	1,328.2	1,297.8	1,122.6
Change in deferred income taxes	559.7	189.9	442.6
Stock-based compensation expense	231.0	368.5	255.3
Acquired in-process research and development, net of tax	32.5	58.5	4,792.7
Net marketing investigation charges accrued (paid) (Note 15)	(112.3)	(1,313.6)	1,423.6
Other, net	(66.3)	362.5	406.5
Changes in operating assets and liabilities, net of acquisitions			
Receivables—(increase) decrease	(319.1)	(492.9)	799.1
Inventories—(increase) decrease	157.0	(179.0)	84.8
Other assets—(increase) decrease	340.5	(84.9)	1,648.6
Accounts payable and other liabilities—(decrease)	(363.9)	(200.1)	(1,608.3)
Net Cash Provided by Operating Activities	6,856.8	4,335.5	7,295.6
Cash Flows from Investing Activities			
Purchases of property and equipment	(694.3)	(765.0)	(947.2)
Disposals of property and equipment	24.6	17.7	25.7
Net change in short-term investments	(686.5)	399.1	957.6
Proceeds from sales and maturities of noncurrent investments	584.7	1,107.8	1,597.3
Purchases of noncurrent investments	(1,067.2)	(432.3)	(2,412.4)
Purchase of product rights	(442.4)	—	—
Purchases of in-process research and development	(50.0)	(90.0)	(122.0)
Cash paid for acquisitions, net of cash acquired	(609.4)	—	(6,083.0)
Other, net	(219.3)	(94.5)	(284.8)
Net Cash (Used for) Provided by Investing Activities	(3,159.8)	142.8	(7,268.8)
Cash Flows from Financing Activities			
Dividends paid	(2,165.3)	(2,152.1)	(2,056.7)
Net change in short-term borrowings	123.9	(5,824.2)	5,060.5
Proceeds from issuance of long-term debt	1.2	2,400.0	0.1
Repayments of long-term debt	(1.1)	—	(649.8)
Other, net	19.4	42.6	(8.1)
Net Cash (Used for) Provided by Financing Activities	(2,021.9)	(5,533.7)	2,346.0
Effect of exchange rate changes on cash and cash equivalents	(144.8)	21.6	(96.6)
Net increase (decrease) in cash and cash equivalents	1,530.3	(1,033.8)	2,276.2
Cash and cash equivalents at beginning of year	4,462.9	5,496.7	3,220.5
Cash and Cash Equivalents at End of Year	$ 5,993.2	$ 4,462.9	$ 5,496.7

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2010	2009	2008
Net income (loss)	**$5,069.5**	$4,328.8	$(2,071.9)
Other comprehensive income (loss)			
Foreign currency translation gains (losses)	**(325.1)**	284.9	(766.1)
Net unrealized gains (losses) on securities	**80.8**	289.8	(190.6)
Defined benefit pension and retiree health benefit plans (Note 14)	**148.9**	(280.3)	(2,941.2)
Effective portion of cash flow hedges	**(26.6)**	48.2	23.2
Other comprehensive income (loss) before income taxes	**(122.0)**	342.6	(3,874.7)
Provision for income taxes related to other comprehensive income (loss) items	**(76.2)**	(27.7)	1,074.7
Other comprehensive income (loss) (Note 16)	**(198.2)**	314.9	(2,800.0)
Comprehensive income (loss)	**$4,871.3**	$4,643.7	$(4,871.9)

See notes to consolidated financial statements.

Segment Information

We operate in one significant business segment—human pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as human pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2010	2009	2008
Revenue—to unaffiliated customers			
Neuroscience	**$ 9,419.0**	$ 8,976.4	$ 8,371.5
Endocrinology	**6,135.4**	6,015.0	5,890.7
Oncology	**3,744.5**	3,460.0	2,903.9
Cardiovascular	**2,171.3**	1,971.1	1,882.7
Animal health	**1,391.4**	1,207.2	1,093.3
Other pharmaceuticals	**214.4**	206.3	229.8
Revenue	**$23,076.0**	$21,836.0	$20,371.9
Geographic Information			
Revenue—to unaffiliated customers[1]			
United States	**$12,865.6**	$12,294.4	$10,930.1
Europe	**5,106.4**	5,227.2	5,333.5
Japan	**1,616.6**	1,224.8	940.7
Other foreign countries	**3,487.4**	3,089.6	3,167.6
Revenue	**$23,076.0**	$21,836.0	$20,371.9
Long-lived assets			
United States	**$ 5,333.9**	$ 5,310.0	$ 5,750.0
Europe	**2,250.7**	2,313.3	2,119.0
Japan	**101.2**	90.9	99.2
Other foreign countries	**1,588.4**	1,632.4	1,653.8
Long-lived assets	**$ 9,274.2**	$ 9,346.6	$ 9,622.0

[1] Revenue is attributed to the countries based on the location of the customer.

Our neuroscience group of products includes Zyprexa, Cymbalta, Strattera, and Prozac. Endocrinology products consist primarily of Humalog, Humulin, Evista, Forteo, Byetta, Humatrope, and Actos. Oncology products consist primarily of Alimta, Gemzar, and Erbitux. Cardiovascular products consist primarily of Cialis, ReoPro, Effient, and Xigris. Animal health products include Rumensin, Tylan, Posilac, Paylean, and other products for livestock and poultry, and Comfortis and other products for companion animals. The other pharmaceuticals category includes anti-infectives, primarily Vancocin and Ceclor, and other miscellaneous pharmaceutical products and services.

Most of our pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2010, 2009, and 2008, our three largest wholesalers each accounted for between 12 percent and 17 percent of consolidated total revenue. Further, they each accounted for between 9 percent and 16 percent of accounts receivable as of December 31, 2010 and 2009. Animal health products are sold primarily to wholesale distributors.

Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before income taxes for the animal health business was approximately $251 million, $217 million, and $192 million in 2010, 2009, and 2008, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

2010	Fourth	Third	Second	First
Revenue	**$6,187.0**	$5,654.8	$5,748.7	$5,485.5
Cost of sales	**1,232.2**	987.6	1,023.9	1,122.5
Operating expenses	**3,426.8**	2,914.7	2,942.6	2,653.5
Acquired in-process research and development	**—**	—	—	50.0
Asset impairments, restructuring, and other special charges	**79.0**	59.5	27.3	26.2
Other—net, expense (income)	**39.4**	21.7	18.4	(74.5)
Income before income taxes	**1,409.6**	1,671.3	1,736.5	1,707.8
Net income	**1,169.6**	1,302.9	1,348.9	1,248.1
Earnings per share—basic and diluted	**1.05**	1.18	1.22	1.13
Dividends paid per share	**.49**	.49	.49	.49
Common stock closing prices				
High	**38.06**	37.77	36.92	37.41
Low	**33.66**	33.12	32.25	33.95

2009	Fourth	Third	Second	First
Revenue	**$5,934.2**	$5,562.0	$5,292.8	$5,047.0
Cost of sales	**1,431.3**	1,051.9	947.4	816.4
Operating expenses	**3,170.0**	2,823.9	2,748.6	2,476.5
Acquired in-process research and development	**90.0**	—	—	—
Asset impairments, restructuring, and other special charges	**37.9**	549.8	105.0	—
Other—net, expense	**67.8**	66.9	24.1	70.7
Income before income taxes	**1,137.2**	1,069.5	1,467.7	1,683.4
Net income	**915.4**	941.8	1,158.5	1,313.1
Earnings per share—basic and diluted	**.83**	.86	1.06	1.20
Dividends paid per share	**.49**	.49	.49	.49
Common stock closing prices				
High	**37.51**	35.15	35.95	40.57
Low	**32.47**	32.40	31.88	27.47

Our common stock is listed on the New York, London, and Swiss stock exchanges.

Selected Financial Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES (Dollars in millions, except revenue per employee and per-share data)	2010	2009	2008	2007	2006
Operations					
Revenue	**$ 23,076.0**	$ 21,836.0	$ 20,371.9	$ 18,633.5	$ 15,691.0
Cost of sales	**4,366.2**	4,247.0	4,376.7	4,248.8	3,546.5
Research and development	**4,884.2**	4,326.5	3,840.9	3,486.7	3,129.3
Marketing, selling, and administrative	**7,053.4**	6,892.5	6,626.4	6,095.1	4,889.8
Other	**247.0**	1,012.2	6,835.5[1]	926.1	707.4
Income (loss) before income taxes	**6,525.2**	5,357.8	(1,307.6)	3,876.8	3,418.0
Income taxes	**1,455.7**	1,029.0	764.3	923.8	755.3
Net income (loss)	**5,069.5**	4,328.8	(2,071.9)	2,953.0	2,662.7
Net income as a percent of revenue	**22.0%**	19.8%	NM	15.8%	17.0%
Net income (loss) per share—diluted	**4.58**	3.94	(1.89)	2.71	2.45
Dividends declared per share	**1.96**	1.96	1.90	1.75	1.63
Weighted-average number of shares outstanding—diluted (thousands)	**1,105,813**	1,098,367	1,094,499	1,090,750	1,087,490
Financial Position					
Current assets	**$ 14,840.0**	$ 12,486.5	$ 12,453.3	$ 12,316.1	$ 9,753.6
Current liabilities	**7,101.4**	6,568.1	13,109.7	5,436.8	5,254.0
Property and equipment—net	**7,940.7**	8,197.4	8,626.3	8,575.1	8,152.3
Total assets	**31,001.4**	27,460.9	29,212.6	26,874.8	22,042.4
Long-term debt	**6,770.5**	6,634.7	4,615.7	4,593.5	3,494.4
Shareholders' equity	**12,412.8**	9,525.3	6,737.7	13,510.3	10,825.3
Supplementary Data					
Return on shareholders' equity	**46.1%**	51.0%	(16.3)%	24.3%	24.8%
Return on assets	**17.7%**	15.8%	(7.5)%	12.1%	11.1%
Capital expenditures	**$ 694.3**	$ 765.0	$ 947.2	$ 1,082.4	$ 1,077.8
Depreciation and amortization	**1,328.2**	1,297.8	1,122.6	1,047.9	801.8
Effective tax rate	**22.3%**	19.2%	NM[2]	23.8%	22.1%
Revenue per employee	**$ 602,000**	$ 540,000	$ 504,000	$ 459,000	$ 378,000
Number of employees	**38,350**	40,360	40,450	40,600	41,500
Number of shareholders of record	**36,700**	38,400	39,800	41,700	44,800

NM—Not Meaningful

[1] The increase reflects the in-process research and development (IPR&D) expense of $4.69 billion associated with the ImClone acquisition and $1.48 billion associated with the Zyprexa investigation settlements.

[2] We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion acquired IPR&D charge for ImClone and the $1.48 billion Zyprexa investigation settlements. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition, as well as a discrete income tax benefit of $210.3 million for the resolution of a substantial portion of the 2001-2004 IRS audit.

PERFORMANCE GRAPH

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our peer group for the years 2006 through 2010. The graph assumes that, on December 31, 2005, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the peer group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.

Value of $100 Invested on Last Business Day of 2005
Comparison of Five-Year Cumulative Total Return Among Lilly, S&P 500 Stock Index, and Peer Group[1]


Lilly
Peer Group
S&P 500
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10

	Lilly	Peer Group	S&P 500
Dec-05	$100.00	$100.00	$100.00
Dec-06	$ 94.78	$112.38	$115.76
Dec-07	$100.17	$112.52	$122.11
Dec-08	$ 78.75	$ 96.39	$ 77.00
Dec-09	$ 73.92	$109.86	$ 97.31
Dec-10	$ 76.65	$110.03	$111.95

[1] We constructed the peer group as the industry index for this graph. It comprises the ten companies in the pharmaceutical industry that we used to benchmark 2010 compensation of executive officers: Abbott Laboratories; Amgen Inc.; AstraZeneca PLC; Bristol-Myers Squibb Company; GlaxoSmithKline plc; Johnson & Johnson; Merck & Co., Inc.; Novartis AG.; Pfizer Inc.; and Sanofi-Aventis.

Notes to Consolidated Financial Statements

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The accounts of all wholly-owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the noncontrolling shareholders' interests are reflected in shareholders' equity. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates. We issued our financial statements by filing with the Securities and Exchange Commission and have evaluated subsequent events up to the time of the filing.

All per-share amounts, unless otherwise noted in the footnotes, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Cash equivalents: We consider all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. The cost of these investments approximates fair value.

Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for the majority of our inventories located in the continental United States, or approximately 45 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

	2010	2009
Finished products	$ 800.8	$ 938.3
Work in process	1,714.2	1,830.1
Raw materials and supplies	220.8	227.8
	2,735.8	2,996.2
Reduction to LIFO cost	(218.1)	(146.3)
Inventories	$2,517.7	$2,849.9

Investments: Substantially all of our investments in debt and marketable equity securities are classified as available-for-sale. Investment securities with maturity dates of less than one year from the date of the balance sheet are classified as short-term. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income (loss). The credit portion of unrealized losses on our debt securities considered to be other-than-temporary are recognized in earnings. The remaining portion of the other-than-temporary impairment on our debt securities is then recorded in other comprehensive income (loss). The entire amount of other-than-temporary impairment on our equity securities is recognized in earnings. We do not evaluate cost-method investments for impairment unless there is an indicator of impairment. We review these investments for indicators of impairment on a regular basis. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value that were recorded in earnings. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other—net, expense. We own no investments that are considered to be trading securities.

Risk-management instruments: Our derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, we designate the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of our derivatives on a quarterly basis.

For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings. Derivative contracts that are not designated as hedging instruments are recorded at fair value with the gain or loss recognized in current earnings during the period of change.

We may enter into foreign currency forward contracts to reduce the effect of fluctuating currency exchange rates (principally the euro, the British pound, and the Japanese yen). Foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currencies. These contracts are recorded at fair value with the gain or loss recognized in other—net, expense. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward contracts generally have maturities not exceeding 12 months.

In the normal course of business, our operations are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings. Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert our fixed-rate debt or investments to a floating rate are designated as fair value hedges of the underlying instruments. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

We may enter into forward contracts and designate them as cash flow hedges to limit the potential volatility of earnings and cash flow associated with forecasted sales of available-for-sale securities.

Goodwill and other intangibles: Goodwill results from excess consideration in a business combination over the fair value of identifiable net assets acquired. Goodwill is not amortized.

Intangible assets with finite lives are capitalized and are amortized over their estimated useful lives, ranging from 5 to 20 years.

The cost of in-process research and development (IPR&D) projects acquired directly in a transaction other than a business combination are capitalized if they have an alternative future use; otherwise, they are expensed. Beginning in 2009, the fair values of IPR&D projects acquired in business combinations are capitalized as other intangible assets; previously, these fair values were expensed. There are several methods that can be used to determine the estimated fair value of the IPR&D acquired in a business combination. We utilized the "income method," which applies a probability weighting that considers the risk of development and commercialization, to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. This analysis is performed for each project independently. These assets are treated as indefinite-lived intangible assets until completion or abandonment of the projects, at which time the assets will be amortized over the remaining useful life or written off, as appropriate. We also capitalize milestone payments incurred at or after the product has obtained regulatory approval for marketing and amortize those amounts over the remaining estimated useful life of the underlying asset.

Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually and when certain impairment indicators are present. When required, a comparison of fair value to the carrying amount of assets is performed to determine the amount of any impairment. Finite-lived intangible assets are reviewed for impairment when an indicator of impairment is present.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (12 to 50 years for buildings and 3 to 18 years for equipment). We review the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted.

At December 31, property and equipment consisted of the following:

	2010	2009
Land	$ 207.8	$ 216.8
Buildings	6,029.3	6,121.9
Equipment	7,355.7	7,813.0
Construction in progress	893.8	948.3
	14,486.6	15,100.0
Less accumulated depreciation	(6,545.9)	(6,902.6)
Property and equipment, net	$ 7,940.7	$ 8,197.4

Depreciation expense for 2010, 2009, and 2008 was $749.1 million, $813.5 million, and $731.7 million, respectively. Interest costs of $26.0 million, $30.2 million, and $48.2 million were capitalized as part of property and equipment in 2010, 2009, and 2008, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to $339.3 million, $337.8 million, and $327.4 million for 2010, 2009, and 2008, respectively. Assets under capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Litigation and environmental liabilities: Litigation accruals and environmental liabilities and the related estimated insurance recoverables are reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets. With respect to the product liability claims currently asserted against us, we have accrued for our estimated exposures to the extent they are both probable and estimable based on the information available to us. We accrue for certain product liability claims incurred but not filed to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. Legal defense costs expected to be incurred in connection with significant product liability loss contingencies are accrued when probable and reasonably estimable. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We record receivables for insurance-related recoveries when it is probable they will be realized. These receivables are classified as a reduction of the litigation charges on the statement of operations. We estimate insurance recoverables based on existing deductibles, coverage limits, our assessment of any defenses to coverage that might be raised by the carriers, and the existing and projected future level of insolvencies among the insurance carriers. However, for substantially all of our currently marketed products, we are completely self-insured for future product liability losses.

Revenue recognition: We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For approximately 85 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales are recorded at the point of delivery. Provisions for returns, discounts, and rebates are established in the same period the related sales are recorded.

We also generate income as a result of collaboration agreements. Revenue from co-promotion services is based upon net sales reported by our co-promotion partners and, if applicable, the number of sales calls we perform. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized in net product sales over the term of the supply agreement. We immediately recognize the full amount of developmental milestone payments due to us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other—net, expense. If the payment to us is a commercialization payment that is part of a multiple-element collaborative commercialization arrangement and is a result of the initiation of the commercialization period (e.g., payments triggered by regulatory approval for marketing or launch of the product), we amortize the payment to income as we perform under the terms of the arrangement.

Royalty revenue from licensees, which are based on third-party sales of licensed products and technology, are recorded as earned in accordance with the contract terms when third-party sales can be reasonably measured and collection of the funds is reasonably assured. This royalty revenue is included in collaboration and other revenue.

Following is the composition of revenue:

	2010	2009	2008
Net product sales	**$22,442.2**	$21,171.5	$19,925.8
Collaboration and other revenue (Note 4)	**633.8**	664.5	446.1
Total revenue	**$23,076.0**	$21,836.0	$20,371.9

Research and development expenses and acquired research and development: Research and development expenses include the following:

- Research and development costs, which are expensed as incurred.
- Milestone payments incurred prior to regulatory approval of the product, which are accrued when the event requiring payment of the milestone occurs.

Acquired IPR&D expense includes the following:

- The initial costs of IPR&D projects acquired directly in asset acquisitions, unless they have an alternative future use.
- The fair values of IPR&D projects acquired in business combinations that closed prior to 2009. Beginning in 2009, the fair values of IPR&D projects acquired in business combinations are capitalized as other intangible assets.

Other—net, expense: Other—net, expense consisted of the following:

	2010	2009	2008
Interest expense	$ 185.5	$261.3	$ 228.3
Interest income	(51.9)	(75.2)	(210.7)
Other (income) expense	(128.6)	43.4	8.5
Other—net, expense	$ 5.0	$229.5	$ 26.1

Other income during 2010 is primarily related to net gains on equity investments, damages recovered from generic pharmaceutical companies following Zyprexa patent litigation in Germany, and an insurance recovery associated with the theft of product at our Enfield, Connecticut distribution center.

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Earnings per share: We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares. See Note 12 for further discussion.

Stock-based compensation: We recognize the fair value of stock-based compensation as expense over the requisite service period of the individual grantees, which generally equals the vesting period. Under our policy all stock-based awards are approved prior to the date of grant. The Compensation Committee of the Board of Directors approves the value of the award and date of grant. Stock-based compensation that is awarded as part of our annual equity grant is made on a specific grant date scheduled in advance.

Reclassifications: Certain reclassifications have been made to the December 31, 2009 and 2008 consolidated financial statements and accompanying notes to conform with the December 31, 2010 presentation.

Note 2: Implementation of New Financial Accounting Pronouncements

In 2010, the Financial Accounting Standards Board (FASB) issued an Accounting Standard Update (ASU) that applies to the nondeductible annual fee that will be imposed on pharmaceutical manufacturers and importers that sell branded prescription drugs to specified government programs as part of U.S. health care reform. This fee is allocated to companies based on their prior calendar year market share for branded prescription drug sales into these government programs. This guidance clarifies how pharmaceutical manufacturers should recognize and classify in their income statements fees mandated by U.S. Health Care Reform. This fee will be recorded as selling, general and administrative expense in our consolidated results of operations and will be amortized on a straight-line basis for the year. This guidance is effective for us January 1, 2011 and will not have a material impact on our consolidated financial position or results of operations.

In 2010, the FASB issued an ASU related to Revenue Recognition that applies to arrangements with milestones relating to research or development deliverables. This guidance provides criteria that must be met to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance is effective for us January 1, 2011 and is not expected to have a material impact to our consolidated financial position or results of operations.

In 2009, the FASB issued an ASU related to Revenue Recognition that amends the previous guidance on arrangements with multiple deliverables. This guidance provides principles and application guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration should be allocated. It also clarifies the method to allocate revenue in an arrangement using the estimated selling price. This guidance is effective for us January 1, 2011, and is not expected to have a material impact to our consolidated financial position or results of operations.

We adopted the FASB Statement on Transfers and Servicing, an amendment of previous authoritative guidance. The most significant amendments resulting from this Statement consist of the removal of the concept of a qualifying special-purpose entity (SPE) from previous authoritative guidance, and the elimination of the exception for qualifying SPEs from the Consolidation guidance regarding variable interest entities. This Statement was effective for us January 1, 2010, and had no effect on our consolidated financial position or results of operations.

We adopted the FASB Statement that amended the previous Consolidations guidance regarding variable interest entities and addressed the effects of eliminating the qualifying SPE concept from the guidance on Transfers and Servicing. This Statement responded to concerns about the application of certain key provisions of the previous guidance on Consolidations regarding variable interest entities, including concerns over the transparency of enterprises' involvement with variable interest entities. This Statement was effective for us January 1, 2010, and had no effect on our consolidated financial position or results of operations.

Note 3: Acquisitions

During 2010 and 2008 we acquired several businesses. These acquisitions were accounted for as business combinations under the acquisition method of accounting. Under the acquisition method of accounting, the assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The determination of estimated fair value required management to make significant estimates and assumptions. The excess of the purchase price over the fair value of the acquired net assets, where applicable, has been recorded as goodwill. The results of operations of these acquisitions are included in our consolidated financial statements from the date of acquisition.

Most of these acquisitions included IPR&D, which represented compounds, new indications, or line extensions under development that had not yet achieved regulatory approval for marketing. As discussed in Note 1, the fair values of IPR&D assets acquired as part of the acquisition of a business were expensed prior to 2009, but are capitalized as intangible assets for subsequent acquisitions. Accordingly, we capitalized IPR&D assets acquired in business combinations totaling $598.0 million in 2010 and expensed $4.71 billion in 2008 upon acquisition because the products had no alternative future use. The ongoing expenses with respect to each of these products in development are not material to our total research and development expense currently and are not expected to be material to our total research and development expense on an annual basis in the future.

Some of these acquisitions included contingent consideration, which is recorded at fair value as a liability as of the acquisition date for acquisitions that closed after 2008. The fair value of the contingent consideration was determined by utilizing a probability weighted estimated cash flow stream adjusted for the expected timing of each payment. Subsequent to the acquisition date, on a quarterly basis we remeasure the contingent consideration at current fair value with changes recorded in other—net, expense in the statement of operations.

In addition to the acquisitions of businesses, we also acquired several products in development. The acquired IPR&D related to these products of $50.0 million, $90.0 million, and $122.0 million in 2010, 2009, and 2008, respectively, was written off by a charge to income immediately upon acquisition because the products had no alternative future use.

2010 Acquisitions of Businesses

In 2010, we completed the acquisitions of Avid Radiopharmaceuticals, Inc. (Avid), Alnara Pharmaceuticals, Inc. (Alnara), and a group of animal health product lines, all of which have been accounted for as business combinations, and none of which were material to our consolidated financial statements.

Avid

On December 20, 2010, we acquired all of the outstanding stock of Avid, a company focusing on developing molecular radiopharmaceutical tracers in positron emission topography (PET) scan imaging with the potential for earlier and more effective detection, diagnosis, and monitoring of major chronic human diseases, for total purchase consideration of $346.1 million, which included an upfront payment of $286.3 million and up to $550 million in additional payments contingent upon potential future regulatory and commercial milestones. The fair value of the contingent consideration at the acquisition date was $59.8 million. Avid's lead product under development, florbetapir, is a PET agent indicated for imaging amyloid plaque pathology in the brain to aid the evaluation of patients with signs or symptoms of cognitive impairment, including Alzheimer's disease. The New Drug Application (NDA) was submitted to the U.S. Food and Drug Administration (FDA) in the third quarter of 2010, and the FDA assigned priority review designation to the marketing application. In connection with this acquisition, we preliminarily recorded $334.0 million of acquired IPR&D assets, $132.5 million of goodwill, and $116.9 million of deferred tax liability.

Alnara

On July 20, 2010, we acquired all of the outstanding stock of Alnara, a privately-held company developing protein therapeutics for the treatment of metabolic diseases, for total purchase consideration of $291.7 million, which included an upfront payment of $188.7 million and up to $200 million in additional payments contingent upon potential future regulatory and commercial milestones. The fair value of the contingent consideration at the acquisition date was $103.0 million. Alnara's lead product in development is liprotamase, a non-porcine pancreatic enzyme replacement therapy. Liprotamase is under review by the FDA for the treatment of exocrine pancreatic insufficiency. In connection with this acquisition, we preliminarily recorded $264.0 million of acquired IPR&D assets, $100.5 million of goodwill, and $92.4 million of deferred tax liability.

Animal Health Product Lines

On May 28, 2010, we acquired the European marketing rights to several animal health product lines divested by Pfizer Inc. as part of its acquisition of Wyeth, Inc., for total purchase consideration of $148.4 million paid in cash. These products, including vaccines, parasiticides, and feed additives, serve both the production animal and companion animal markets. We also acquired a manufacturing facility in Sligo, Ireland, currently used in the production of animal vaccines. In connection with this acquisition, we preliminarily recorded $76.2 million of developed product technology.

In connection with these 2010 acquisitions, certain estimated fair values are not yet finalized and are subject to change. We expect to finalize these amounts as soon as possible, but no later than one year from the acquisition date. Although the final determination may result in asset and liability fair values that are different than the preliminary estimates of these amounts included herein, it is not expected that those differences will be material to our financial results. The amortization of the Avid and Alnara acquired IPR&D assets will not be deductible for tax purposes.

2008 Acquisitions of Businesses

ImClone

On November 24, 2008, we acquired all of the outstanding shares of ImClone Systems Inc. (ImClone), a biopharmaceutical company focused on advancing oncology care, for a total purchase price of approximately $6.5 billion, which was financed through borrowings. This strategic combination offered both targeted therapies and oncolytic agents along with a pipeline spanning all phases of clinical development. The combination also expanded our biotechnology capabilities.

The acquisition was accounted for as a business combination under the purchase method of accounting, resulting in goodwill of $425.9 million. No portion of this goodwill was or is expected to be deductible for tax purposes.

Allocation of Purchase Price

The purchase price was allocated based on the fair value of assets acquired and liabilities assumed as of the date of acquisition.

	Fair Value at November 24, 2008
Cash and short-term investments	$ 982.9
Inventories	136.2
Developed product technology (Erbitux)[1]	1,057.9
Goodwill	425.9
Property and equipment	338.9
Debt assumed	(600.0)
Deferred taxes	(311.5)
Deferred income	(127.7)
Other assets and liabilities—net	(92.6)
Acquired in-process research and development	4,690.0
Total purchase price	$6,500.0

[1] This intangible asset is being amortized on a straight-line basis through 2023 in the U.S. and 2018 in the rest of the world.

All of the estimated fair value of the acquired IPR&D was attributable to oncology-related products in development, including $1.33 billion to line extensions for Erbitux. A significant portion (81 percent) of the remaining value of acquired IPR&D was attributable to ramucirumab, necitumumab, and cixutumumab. At the time of the acquisition, ramucirumab was in Phase III clinical testing, while necitumumab and cixutumumab were in Phase II clinical testing. The charge for acquired IPR&D of $4.69 billion was recorded in the fourth quarter of 2008 and was not deductible for tax purposes.

Pro Forma Financial Information (unaudited)

The following pro forma financial information presents the combined results of our operations with ImClone as if the acquisition and the financing for the acquisition had occurred as of the beginning of the year presented. We have adjusted the historical consolidated financial information to give effect to pro forma events that are directly attributable to the acquisition. The pro forma financial information is not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition at the beginning of the year. In addition, the pro forma financial information does not attempt to project the future results of operations of our combined company.

	2008
Revenue	$20,732.2
Net income[1]	2,356.2
Earnings per share:	
Basic and diluted	2.15

[1] The pro forma financial information above excludes the non-recurring charge incurred for acquired IPR&D of $4.69 billion and other merger-related costs.

The pro forma financial information above reflects the following:

- a reduction of the amortization of ImClone's deferred income of $86.2 million;
- the increase of amortization expense of $78.8 million related to the estimated fair value of identifiable intangible assets from the purchase price allocation which are being amortized over their estimated useful lives through 2023 in the U.S. and through 2018 in the rest of the world. The change in depreciation expense related to the change in the estimated fair value of property and equipment from the book value at the time of the acquisition was not material;
- the adjustment to increase interest expense related to the debt incurred to finance the acquisition and the adjustment to decrease interest income related to the lost interest income on the cash used to purchase ImClone by a total of $301.0 million;
- the reduction of ImClone's income tax expense to provide for income taxes at the statutory tax rate and the adjustment to income taxes for pro forma adjustments at the statutory tax rate, totaling $139.3 million. This excludes the acquired IPR&D charge of $4.69 billion, which was not tax deductible;
- certain reclassifications to conform to accounting policies and classifications that are consistent with our practices (e.g., ImClone's license fees and milestones were classified as other—net, expense, rather than net sales).

Other 2008 Acquisitions of Businesses

In addition to the ImClone acquisition noted above, in 2008, we completed the acquisitions of rights to Posilac from Monsanto Company (Monsanto) and SGX Pharmaceuticals, Inc. (SGX), both of which have been accounted for as business combinations, and neither of which are material individually or in the aggregate to our consolidated financial statements.

Posilac

On October 1, 2008, we acquired the worldwide rights to the dairy cow supplement Posilac, as well as the product's supporting operations, from Monsanto. The acquisition of Posilac provides us with a product that complements those of our animal health business. Under the terms of the agreement, we acquired the rights to the Posilac brand, as well as the product's U.S. sales force and manufacturing facility, for a $300.0 million upfront payment, transaction costs, and contingent consideration to Monsanto based on estimated future Posilac sales.

SGX Pharmaceuticals, Inc.

On August 20, 2008, we acquired all of the outstanding common stock of SGX. The acquisition allowed us to integrate SGX's structure-guided drug discovery platform into our drug discovery efforts. It also gave us access to FAST™, SGX's fragment-based, protein structure guided drug discovery technology, and to a portfolio of preclinical oncology compounds focused on a number of kinase targets. Under the terms of the agreement, the outstanding shares of SGX common stock were redeemed for an aggregate purchase price of $66.8 million.

In connection with the Monsanto and SGX acquisitions, we recorded $210.0 million of identifiable intangible assets, $167.6 million of inventories, $102.8 million of property and equipment and $133.1 million of liabilities.

Product Acquisitions

In March 2010, we entered into a license agreement with Acrux Limited to acquire the exclusive rights to commercialize its proprietary testosterone solution with the proposed tradename Axiron. In the fourth quarter of 2010, the product was approved by the FDA for the treatment of testosterone deficiency in men; however, at the time of the licensing the product had not yet been approved and had no alternative future use. The charge of $50.0 million for acquired IPR&D related to this arrangement was included as expense in the first quarter of 2010 and is deductible for tax purposes.

In December 2009, we entered into a licensing and collaboration agreement with Incyte Corporation to acquire rights to its compound, and certain follow-on compounds, for the treatment of inflammatory and autoimmune diseases. The lead compound was in the development stage (Phase II clinical trials for rheumatoid arthritis) and had no alternative future use. The charge of $90.0 million for acquired IPR&D related to this arrangement was included in expense in the fourth quarter of 2009 and is deductible for tax purposes. As part of this agreement, Incyte has the option to co-develop these compounds and the option to co-promote in the United States.

In June 2008, we entered into a licensing and development agreement with TransPharma Medical Ltd. (TransPharma) to acquire rights to its product and related drug delivery system for the treatment of osteoporosis. The charge of $35.0 million for acquired IPR&D related to this arrangement was included as expense in the second quarter of 2008 and is deductible for tax purposes.

In January 2008, our agreement with BioMS Medical Corp. to acquire the rights to its compound for the treatment of multiple sclerosis became effective. In the third quarter of 2009, data from the Phase III clinical trials showed there were no statistically significant differences between dirucotide and placebo on the primary or secondary endpoints of the study, and ongoing clinical trials and the arrangement were discontinued. The charge of $87.0 million for acquired IPR&D related to this arrangement was included as expense in the first quarter of 2008 and is deductible for tax purposes.

In connection with these arrangements, our partners are generally entitled to future milestones and royalties based on sales should these products be approved for commercialization.

FORM 10-K

Note 4: Collaborations

We often enter into collaborative arrangements to develop and commercialize drug candidates. Collaborative activities might include research and development, marketing and selling (including promotional activities and physician detailing), manufacturing, and distribution. These collaborations often require milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development, as well as expense reimbursements or payments to the third party. Revenues related to products sold by us pursuant to these arrangements are included in net product sales, while other sources of revenue (e.g., royalties and profit share payments) are included in collaboration and other revenue. Operating expenses for costs incurred pursuant to these arrangements are reported in their respective expense line item, net of any payments made to or reimbursements received from our collaboration partners. Each collaboration is unique in nature, and our more significant arrangements are discussed below.

Erbitux

We have several collaborations with respect to Erbitux, a product approved to fight cancer. The most significant collaborations operate in these geographic territories: the U.S., Japan, and Canada (Bristol-Myers Squibb Company); and worldwide except the U.S. and Canada (Merck KGaA). The agreements are expected to expire in 2018, upon which all of the rights with respect to Erbitux in the U.S. and Canada return to us. The following table summarizes the revenue recognized with respect to Erbitux:

	2010	2009	2008
Net product sales	$ 71.9	$ 92.5	$ 2.7
Collaboration and other revenue	314.2	298.3	26.7
Total revenue	$386.1	$390.8	$29.4

Bristol-Myers Squibb Company

Pursuant to a commercial agreement with Bristol-Myers Squibb Company and E.R. Squibb (collectively, BMS), relating to Erbitux, we are co-developing and co-promoting Erbitux in the U.S. and Canada with BMS, exclusively, and in Japan with BMS and Merck KGaA. The companies have jointly agreed to expand the investment in the ongoing clinical development plan for Erbitux to further explore its use in additional tumor types. Under this arrangement, Erbitux research and development and other costs are shared by both companies according to a predetermined ratio.

Responsibilities associated with clinical and other on-going studies are apportioned between the parties under the agreement. Collaborative reimbursements received by us for supply of clinical trial materials; for research and development; and for a portion of marketing, selling, and administrative expenses are recorded as a reduction to the respective expense line items on the consolidated statement of operations. We receive a distribution fee in the form of a royalty from BMS, based on a percentage of net sales in the U.S. and Canada, which is recorded in collaboration and other revenue. Royalty expense paid to third parties, net of any reimbursements received, is recorded as a reduction of collaboration and other revenue.

We are responsible for the manufacture and supply of all requirements of Erbitux in bulk-form active pharmaceutical ingredient (API) for clinical and commercial use in the territory, and BMS will purchase all of its requirements of API for commercial use from us, subject to certain stipulations per the agreement. Sales of Erbitux to BMS for commercial use are reported in net product sales.

Merck KGaA

A development and license agreement with Merck KGaA (Merck) with respect to Erbitux granted Merck exclusive rights to market Erbitux outside of the U.S. and Canada, and co-exclusive rights with BMS and us in Japan. Merck also has rights to manufacture Erbitux for supply in its territory. In 2009, we manufactured and provided a portion of Merck's requirements for API, which was included in net product sales. We also receive a royalty on the sales of Erbitux outside of the U.S. and Canada, which is included in collaboration and other revenue as earned. Collaborative reimbursements received for supply of product; for research and development; and marketing, selling, and administrative expenses are recorded as a reduction to the respective expense line items on the consolidated statement of operations. Royalty expense paid to third parties, net of any royalty reimbursements received, is recorded as a reduction of collaboration and other revenue.

Necitumumab

In January 2010, we restructured the commercial agreement with BMS described above to allow for the co-development and co-commercialization of necitumumab, which is currently in Phase III clinical testing for non-small cell lung cancer. Within this restructured arrangement, we and BMS have agreed to share in the cost of developing and potentially commercializing necitumumab in the U.S., Canada, and Japan. We maintain exclusive rights to necitumumab in all other markets. We will fund 45 percent of the development costs for studies that will be used only in the U.S., and 72.5 percent for global studies. We will be responsible for the manufacturing of API, and BMS will be responsible for manufacturing the finished product. We could receive a payment of $250.0 million upon approval in the U.S. In the U.S. and Canada, BMS will record sales and we will receive 45 percent of the profits for necitumumab, while we will provide 50 percent of the selling effort. In Japan, we and BMS will share costs and profits evenly.

Exenatide

We are in a collaborative arrangement with Amylin Pharmaceuticals (Amylin) for the joint development, marketing, and selling of Byetta (exenatide injection) and other forms of exenatide such as exenatide once weekly (proposed tradename Bydureon). Byetta is presently approved as an adjunctive therapy to improve glycemic control in patients with type 2 diabetes who have not achieved adequate glycemic control using metformin, a sulfonylurea, or a combination of metformin and sulfonylurea; and in the U.S. only, as an adjunctive therapy in patients using a thiazolidinedione (with or without metformin) and as a monotherapy. Lilly and Amylin are co-promoting Byetta in the U.S. Amylin is responsible for manufacturing and primarily utilizes third-party contract manufacturers to supply Byetta. However, we are manufacturing Byetta pen delivery devices for Amylin. We are responsible for development and commercialization costs outside the U.S.

Under the terms of our arrangement, we report as collaboration and other revenue our 50 percent share of gross margin on Amylin's net product sales in the U.S. We report as net product sales 100 percent of sales outside the U.S. and our sales of Byetta pen delivery devices to Amylin. The following table summarizes the revenue recognized with respect to Byetta:

	2010	2009	2008
Net product sales	$168.1	$147.7	$ 96.7
Collaboration and other revenue	262.5	300.8	299.4
Total revenue	$430.6	$448.5	$396.1

We pay Amylin a percentage of the gross margin of exenatide sales outside of the U.S., and these costs are recorded in cost of sales. Under the 50/50 profit-sharing arrangement for the U.S., in addition to recording as revenue our 50 percent share of exenatide's gross margin, we also record 50 percent of U.S. research and development costs and marketing and selling costs in the respective line items on the consolidated statements of operations.

A NDA has been submitted to the FDA for Bydureon. In October 2010, we received a complete response letter from the FDA that requested a safety study to measure the potential for heart rhythm disturbances when exenatide is used at higher than average doses. Our goal is to submit a reply to the complete response letter in the second half of 2011. Based on the requirements for additional data, this will likely be considered a Class 2 resubmission requiring a six-month review. We have also submitted Bydureon for review by the European Medicines Agency and we anticipate action in the first half of 2011.

Amylin is constructing and will operate a manufacturing facility for Bydureon, and we have entered into a supply agreement in which Amylin will supply Bydureon product to us for sales outside the U.S. The estimated total cost of the facility is approximately $550 million. In 2008, we paid $125.0 million to Amylin, which we will amortize to cost of sales over the estimated life of the supply agreement beginning with product launch. We would be required to reimburse Amylin for a portion of any future impairment of this facility, recognized in accordance with GAAP. A portion of the $125.0 million payment we made to Amylin would be creditable against any amount we would owe as a result of impairment. We have also agreed to loan up to $165.0 million to Amylin at an indexed rate. No amounts have been loaned pursuant to this arrangement. Draws must be made by June 30, 2011, and any borrowings must be repaid by June 30, 2014. We have also agreed to cooperate with Amylin in the development, manufacturing, and marketing of Bydureon in a dual-chamber cartridge pen configuration. We will contribute 60 percent of the total initial capital costs of the project, our portion of which will be approximately $130 million. As of December 31, 2010, we have contributed approximately $90 million.

Cymbalta

Boehringer Ingelheim

Beginning in 2002, we were in a collaborative arrangement with Boehringer Ingelheim (BI) to jointly develop, market and promote Cymbalta (duloxetine), a product for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, generalized anxiety disorder, and fibromyalgia, outside the U.S. and Japan. Pursuant to the terms of the agreement, we generally shared equally in development, marketing, and selling expenses, and paid BI a commission on sales in the co-promotion territories. We manufacture the product for all territories. Reimbursements or payments for the cost sharing of marketing, selling, and administrative expenses were recorded in the respective expense line items in the consolidated statements of operations. The commission paid to BI was recorded in marketing, selling, and administrative expenses. In March 2010, the parties agreed to terminate this agreement, and we re-acquired the exclusive rights to develop and market duloxetine for all indications in countries outside the U.S. and Japan. In connection with the arrangement, we paid BI approximately $400 million and will also pay to BI a percentage of our sales of duloxetine in these countries through 2012 as consideration for the rights acquired. We record these costs as intangible assets and will amortize to marketing, selling and administrative expenses using the straight-line method over the life of the original agreement, which is through 2015.

Quintiles

We were in a collaborative arrangement with Quintiles Transnational Corp. (Quintiles) to jointly market and promote Cymbalta in the U.S. since Cymbalta's launch in 2004. Pursuant to the terms of the agreement, Quintiles shared in the costs to co-promote Cymbalta with us and receives a commission based upon net product sales. According to that agreement, Quintiles' obligation to promote Cymbalta expired during 2009, and we pay a lower commission for three years after completion of the promotion efforts specified in that agreement. The commissions paid to Quintiles are recorded in marketing, selling, and administrative expenses.

Effient

We are in a collaborative arrangement with Daiichi Sankyo Company, Limited (D-S) to develop, market, and promote Effient, an antiplatelet agent for the treatment of patients with acute coronary syndrome who are being managed with an artery-opening procedure known as percutaneous coronary intervention. The product was approved for marketing by the European Commission under the trade name Efient® in February 2009, and the initial sales were recorded in the first quarter of 2009. The product was also approved for marketing by the FDA under the tradename Effient in July 2009, and the initial sales in the U.S. were recorded in the third quarter of 2009. Within this arrangement, we and D-S have agreed to co-promote under the same trademark in certain territories (including the U.S. and five major European markets), while we have exclusive marketing rights in certain other territories. D-S has exclusive marketing rights in Japan. Under the agreement, we paid D-S an upfront license fee and milestones related to successful development and product launch. The parties share approximately 50/50 in the profits, as well as in the costs of development and marketing in the co-promotion territories. A third party manufactures bulk product, and we produce the finished product for our exclusive and co-promotion territories. We record product sales in our exclusive and co-promotion territories. In our exclusive territories, we pay D-S a royalty specific to these territories. Profit share payments made to D-S are recorded as marketing, selling, and administrative expenses. All royalties paid to D-S and the third-party manufacturer are recorded in cost of sales. Worldwide Effient sales were $115.0 million and $27.0 million in 2010 and 2009, respectively.

Diabetes Collaboration

In January 2011, we and BI entered into a global agreement to jointly develop and commercialize a portfolio of diabetes compounds currently in mid- and late-stage development. Included are BI's two oral diabetes agents, linagliptin, for which an NDA has been submitted to the FDA, and BI10773, which is currently in Phase III clinical testing; our two basal insulin analogues, LY2605541 and LY2963016, both expected to begin Phase III clinical testing in 2011; and the option to co-develop and co-commercialize our anti-TGF-beta monoclonal antibody, which is currently in Phase II clinical testing. Under the terms of the agreement, we made an initial one-time payment to BI of €300.0 million for acquired IPR&D related to this arrangement, which will be included as expense in the first quarter of 2011 and is deductible for tax purposes. BI will be eligible to receive up to a total of €625.0 million in success-based regulatory milestones for linagliptin and BI10773. We will be eligible to receive up to a total of $650.0 million in success-based regulatory milestones on our two basal analogue insulins. Should BI elect to opt-in to the Phase III development and potential commercialization of the anti-TGF-beta monoclonal antibody, we would be eligible for up to $525.0 million in opt-in and success-based regulatory milestone payments. The companies will share ongoing development costs equally. Upon successful regulatory approval of any product resulting from the collaboration, the companies will equally share in the product's commercialization costs and gross margin. Each company will also be entitled to potential performance payments on sales of the molecules they contribute to the collaboration.

TPG-Axon Capital

In 2008, we entered into an agreement with an affiliate of TPG-Axon Capital (TPG) whereby both we and TPG were obligated to fund the Phase III development of semagacestat and solanezumab, our two lead molecules for the treatment of mild to moderate Alzheimer's disease. In the third quarter of 2010, we halted the development of semagacestat based on preliminary results of Phase III clinical trials which resulted in a charge to research and development of approximately $80 million. In February 2011, we amended this agreement. Under the amended agreement, TPG's remaining obligation to fund solanezumab costs incurred subsequent to 2010 will not be material and will not extend beyond the first half of 2011. In exchange for their funding, TPG may receive success-based sales milestones totaling approximately $70.0 million and mid-single digit royalties that are contingent upon the successful development of solanezumab. The royalties relating to solanezumab would be paid for approximately eight years after launch of a product. Reimbursements received from TPG for its portion of research and development costs incurred related to the Alzheimer's treatments are recorded as a reduction to the research and development expense line item on the consolidated statements of operations. The reimbursement from TPG has not been and is not expected to be material in any period.

Summary of Collaboration-Related Commission and Profit Share Payments

The aggregate amount of commissions and profit share payments included in marketing, selling, and administrative expense pursuant to the collaborations described above was $174.5 million, $319.2 million, and $307.6 million in 2010, 2009, and 2008, respectively.

Note 5: Asset Impairments, Restructuring, and Other Special Charges

The components of the charges included in asset impairments, restructuring, and other special charges in our consolidated statements of operations are described below.

	2010	2009	2008
Severance	**$142.0**	$ 99.0	$ 134.0
Asset impairments and other special charges	**50.0**	363.7	363.0
Product liability and other special charges—legal settlement	**0.0**	230.0	1,477.0
Asset impairments, restructuring, and other special charges	**$192.0**	$692.7	$1,974.0

Severance

Severance costs listed above, substantially all of which have been paid, are primarily the result of the 2009 initiative to reorganize global operations, streamline various functions of the business, and reduce total employees, as well as other previously announced strategic actions to reduce our cost structure and global workforce. Included in the 2009 severance charges is $61.1 million related to the sale of our Tippecanoe Laboratories manufacturing site which is further described below. We anticipate additional charges in 2011 relating to these previously announced initiatives and strategic decisions.

Asset Impairments and Other Special Charges

In 2010, we incurred $50.0 million of asset impairments and other special charges primarily consisting of lease termination costs and asset impairments outside the United States.

In 2009, we recognized non-cash asset impairments and other special charges of $363.7 million primarily due to the sale of our Tippecanoe Laboratories manufacturing site to an affiliate of Evonik Industries AG (Evonik) in early 2010. In connection with the sale of the site, we entered into a nine-year supply and services agreement, whereby Evonik will manufacture final and intermediate step API for certain of our human and animal health products. The decision to sell the site was based upon a projected decline in utilization of the site due to several factors, including upcoming patent expirations on certain medicines made at the site; our strategic decision to purchase, rather than manufacture, many late-stage chemical intermediates; and the evolution of our pipeline toward more biotechnology medicines. The fair value of assets used in determining impairment charges was based on contracted sales prices.

In 2008, we recognized non-cash asset impairments and other special charges of $363.0 million primarily due to the termination of development of our AIR Insulin program and the sale of our Greenfield, Indiana site to Covance Inc.

Product Liability and Other Special Charges

In 2009, we incurred other special charges of $230.0 million related to advanced discussions with the attorneys general for several states that were not part of the Eastern District of Pennsylvania settlement, seeking to resolve their Zyprexa-related claims. The charges represent the then-current probable and estimable exposures in connection with the states' claims. Refer to Note 15 for additional information.

As discussed further in Note 15, in the third quarter of 2008, we recorded a charge of $1.48 billion related to the Zyprexa investigations led by the U.S. Attorney for the Eastern District of Pennsylvania, as well as the resolution of a multi-state investigation regarding Zyprexa involving 32 states and the District of Columbia.

Note 6: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures and insurance. Major financial institutions represent the largest component of our investments in corporate debt securities. In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution or corporate issuer. We are exposed to credit-related losses in the event of nonperformance by counterparties to risk-management instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

At December 31, 2010, we had outstanding foreign currency forward commitments to purchase 182.0 million British pounds and sell 214.0 million euro, commitments to purchase 1.42 billion U.S. dollars and sell 1.07 billion euro, and commitments to buy 920.0 million euro and sell 1.23 billion U.S. dollars, which will all settle within 35 days.

At December 31, 2010, approximately 90 percent of our total debt is at a fixed rate. We have converted approximately 70 percent of our fixed-rate debt to floating rates through the use of interest rate swaps.

The Effect of Risk-Management Instruments on the Statement of Operations

The following effects of risk-management instruments were recognized in other—net, expense:

	2010	2009
Fair value hedges		
Effect from hedged fixed-rate debt	**$ 149.6**	$(369.5)
Effect from interest rate contracts	**(149.6)**	369.5
Cash flow hedges		
Effective portion of losses on interest rate contracts reclassified from accumulated other comprehensive loss	**9.0**	10.2
Net losses on foreign currency exchange contracts not designated as hedging instruments	**12.0**	82.6

The effective portion of net losses on equity contracts in designated cash flow hedging relationships recorded in other comprehensive income (loss) was $35.6 million for the year December 31, 2010. The effective portion of net gains on interest rate contracts in designated cash flow hedging relationships recorded in other comprehensive income (loss) was $0.0 and $38.0 million for the years ended December 31, 2010 and 2009, respectively.

We expect to reclassify $11.9 million of pretax net losses on cash flow hedges of the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during the next 12 months.

During the years ended December 31, 2010, 2009, and 2008, net losses related to ineffectiveness and net losses related to the portion of our risk-management hedging instruments, fair value and cash flow hedges excluded from the assessment of effectiveness were not material.

Fair Value of Financial Instruments

The following tables summarize certain fair value information at December 31 for assets and liabilities measured at fair value on a recurring basis, as well as the carrying amount and amortized cost of certain other investments:

			Fair Value Measurements Using			
Description	Carrying Amount	Amortized Cost	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
December 31, 2010						
Cash and cash equivalents	$5,993.2	$5,993.2	$2,138.6	$3,854.6	$	$5,993.2
Short-term investments						
Commercial paper	$ 540.8	$ 540.8	$	$ 540.8	$	$ 540.8
U.S. government and agencies	128.9	128.9	128.9			128.9
Corporate debt securities	63.4	63.9		63.4		63.4
Other securities	0.7	0.7		0.7		0.7
Short-term investments	$ 733.8	$ 734.3				
Noncurrent investments						
U.S. government and agencies	$ 359.2	$ 361.8	$ 359.2	$	$	$ 359.2
Corporate debt securities	367.9	368.9		367.9		367.9
Mortgage-backed	315.5	350.7		315.5		315.5
Asset-backed	132.4	140.8		132.4		132.4
Other debt securities	6.4	8.3		3.3	3.1	6.4
Marketable equity	433.7	182.6	433.7			433.7
Equity method and other investments[1]	164.4	164.4				
Investments	$1,779.5	$1,577.5				
December 31, 2009						
Cash and cash equivalents	$4,462.9	$4,462.9	$1,826.7	$2,636.2	$	$4,462.9
Short-term investments						
U.S. government and agencies	$ 18.5	$ 18.8	$ 18.5	$	$	$ 18.5
Corporate debt securities	15.8	16.1		15.8		15.8
Other securities	0.4	0.4		0.4		0.4
Short-term investments	$ 34.7	$ 35.3				
Noncurrent investments						
U.S. government and agencies	$ 81.3	$ 81.7	$ 81.3	$	$	$ 81.3
Corporate debt securities	185.9	195.4		185.9		185.9
Mortgage-backed	240.3	310.0		240.3		240.3
Asset-backed	78.7	94.1		78.7		78.7
Other debt securities	34.4	12.8		3.6	30.8	34.4
Marketable equity	378.7	184.0	378.7			378.7
Equity methods and other investments[1]	156.5	156.5				
Investments	$1,155.8	$1,034.5				

[1] – Fair value not applicable

Description	Carrying Amount	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Long-term debt, including current portion					
December 31, 2010	$(6,788.7)	$	$(7,030.0)	$	$(7,030.0)
December 31, 2009	(6,655.0)		(6,827.8)		(6,827.8)

Description	Carrying Amount	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
December 31, 2010					
Risk-management instruments					
Interest rate contracts designated as hedging instruments					
Sundry	$ 278.3	$	$ 278.3	$	$ 278.3
Foreign exchange contracts not designated as hedging instruments					
Other receivables	13.7		13.7		13.7
Other current liabilities	(31.6)		(31.6)		(31.6)
Equity contracts designed as hedging instruments					
Other current liabilities	(35.6)		(35.6)		(35.6)
December 31, 2009					
Risk-management instruments					
Interest rate contracts designated as hedging instruments					
Sundry	$ 134.9	$	$ 134.9	$	$ 134.9
Other noncurrent liabilities	(6.2)		(6.2)		(6.2)
Foreign exchange contracts not designated as hedging instruments					
Other receivables	8.8		8.8		8.8
Other current liabilities	(10.7)		(10.7)		(10.7)

The fair value of the contingent consideration liability related to the Avid and Alnara acquisitions (see Note 3), a Level 3 measurement in the fair value hierarchy, was $163.5 million as of December 31, 2010.

We determine fair values based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses. The fair value of equity method and other investments is not readily available.

Approximately $1.40 billion of our investments in debt securities, measured at fair value, mature within five years.

A summary of the fair value of available-for-sale securities in an unrealized gain or loss position and the amount of unrealized gains and losses (pretax) in accumulated other comprehensive loss at December 31 follows:

	2010	2009
Unrealized gross gains	$ 262.6	$222.4
Unrealized gross losses	61.1	101.7
Fair value of securities in an unrealized gain position	1,031.8	579.8
Fair value of securities in an unrealized loss position	758.1	449.4

Other-than-temporary impairment losses on fixed income securities of $12.0 million and $22.4 million were recognized in the statement of operations for the years ended December 31, 2010 and 2009, respectively. These losses primarily relate to credit losses on certain mortgage-backed securities. The amount of credit losses represents the difference between the present value of cash flows expected to be collected on these securities and the amortized cost. Factors considered in assessing the credit loss were the position in the capital structure, vintage and amount of collateral, delinquency rates, current credit support, and geographic concentration.

The securities in an unrealized loss position are comprised of fixed-rate debt securities of varying maturities. The value of fixed income securities is sensitive to changes to the yield curve and other market conditions which led to a decline in value during 2008. Approximately 80 percent of the securities in a loss position are investment-grade debt securities. The majority of these securities first moved into an unrealized loss position during 2008. At this time, there is no indication of default on interest or principal payments for debt securities other than those for which an other-than-temporary impairment charge has been recorded. We do not intend to sell and it is not more likely than not we will be required to sell the securities in a loss position before the market values recover or the underlying cash flows have been received, and we have concluded that no additional other-than-temporary loss is required to be charged to earnings as of December 31, 2010.

The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income (loss) by $53.5 million, $186.6 million, and $(125.8) million in 2010, 2009, and 2008, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2010	2009	2008
Proceeds from sales	**$760.3**	$1,227.4	$1,876.4
Realized gross gains on sales	**110.7**	68.9	45.7
Realized gross losses on sales	**4.8**	6.8	8.7

Note 7: Goodwill and Other Intangibles

Goodwill at December 31 was as follows:

	2010	2009
Goodwill	**$1,423.9**	$1,175.0

Substantially all of our goodwill balance is attributable to the human pharmaceutical business segment. See Note 3 for a further discussion of goodwill resulting from recent business combinations. No impairments occurred with respect to the carrying value of goodwill in 2010, 2009, or 2008.

The components of other intangible assets at December 31 were as follows:

	2010			2009		
Description	**Carrying Amount—Gross**	**Accumulated Amortization**	**Carrying Amount—Net**	**Carrying Amount—Gross**	**Accumulated Amortization**	**Carrying Amount—Net**
Finite-lived intangible assets						
Developed product technology	**$3,206.3**	**$ (890.3)**	**$2,316.0**	$3,101.2	$(621.0)	$2,480.2
Marketing rights	**575.9**	**(117.1)**	**458.8**	24.1	(9.2)	14.9
Other	**69.4**	**(47.3)**	**22.1**	68.5	(38.8)	29.7
Total finite-lived intangible assets	**3,851.6**	**(1,054.7)**	**2,796.9**	3,193.8	(669.0)	2,524.8
Indefinite-lived intangible assets						
In-process research and development	**598.0**	**0.0**	**598.0**	0.0	0.0	0.0
Total other intangible assets	**$4,449.6**	**$(1,054.7)**	**$3,394.9**	$3,193.8	$(669.0)	$2,524.8

Developed product technology consists of marketed assets acquired through business combinations and certain capitalized milestone payments. Marketing rights consists of acquired marketing rights to products in certain jurisdictions. Other intangibles consist primarily of licensed platform technologies that have alternative future uses in research and development. IPR&D consists of the acquisition date fair value of intangible assets acquired in business combinations which have not yet achieved regulatory approval for marketing. See Note 3 for a further discussion of indefinite-lived intangible assets acquired in recent business combinations.

The remaining weighted-average amortization period for finite-lived intangible assets is approximately 9 years. Amortization expense for 2010, 2009, and 2008 was $385.7 million, $277.0 million, and $193.4 million, respectively. The estimated amortization expense for finite-lived intangible assets for each of the five succeeding years approximates $440 million in 2011, $440 million in 2012, $440 million in 2013, $430 million in 2014, and $390 million in 2015. Amortization expense is included in either cost of sales or marketing, selling, and administrative depending on the nature of the intangible asset being amortized.

No impairments occurred with respect to the carrying value of other intangible assets in 2010, 2009, or 2008.

Note 8: Borrowings

Long-term debt at December 31 consisted of the following:

	2010	2009
3.55 to 7.13 percent notes (due 2012-2037)	$6,387.4	$6,387.4
Other, including capitalized leases	97.2	105.3
Fair value adjustment	304.1	162.3
	6,788.7	6,655.0
Less current portion	(18.2)	(20.3)
Long-term debt	$6,770.5	$6,634.7

In September 2010, we borrowed $125.0 million of short-term floating-rate debt due in 2011.

In March 2009, we issued $2.40 billion of fixed-rate notes with interest to be paid semi-annually.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because we guarantee them. The principal and interest on the debt are funded by contributions from us and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter. The balance was $63.7 million and $72.8 million at December 31, 2010 and 2009, respectively, and is included in Other in the table above.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2011, $18.2 million; 2012, $1.52 billion; 2013, $15.5 million; 2014, $1.01 billion; and 2015, $12.2 million.

At December 31, 2010 and 2009, short-term borrowings included $137.8 million and $7.1 million, respectively, of notes payable to banks and commercial paper. At December 31, 2010, we have $1.24 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program and matures in May, 2011. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

We have converted approximately 70 percent of all fixed-rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rates based on debt obligations and interest rates at December 31, 2010 and 2009, including the effects of interest rate swaps for hedged debt obligations, were 2.87 percent and 3.07 percent, respectively.

In 2010, 2009, and 2008, cash payments of interest on borrowings totaled $176.3 million, $205.9 million, and $203.1 million, respectively, net of capitalized interest.

In accordance with the requirements of derivatives and hedging guidance, the portion of our fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheets as an amount equal to the sum of the debt's carrying value plus the fair value adjustment representing changes in fair value of the hedged debt attributable to movements in market interest rates subsequent to the inception of the hedge.

Note 9: Stock-Based Compensation

Stock-based compensation expense in the amount of $231.0 million, $368.5 million, and $255.3 million was recognized in 2010, 2009, and 2008, respectively, as well as related tax benefits of $80.8 million, $128.9 million, and $88.6 million, respectively. Our stock-based compensation expense consists primarily of performance awards (PAs), shareholder value awards (SVAs), and restricted stock units (RSUs). We recognize the stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. We provide newly issued shares and treasury stock to satisfy stock option exercises and for the issuance of PA, SVA and RSU shares. We classify tax benefits resulting from tax deductions in excess of the compensation cost recognized for exercised stock options as a financing cash flow in the consolidated statements of cash flows.

At December 31, 2010, additional stock-based compensation awards may be granted under the 2002 Lilly Stock Plan for not more than 82.0 million shares.

Performance Award Program

PAs are granted to officers and management and are payable in shares of our common stock. The number of PA shares actually issued, if any, varies depending on the achievement of certain pre-established earnings-per-share targets over a two-year period. In 2009, we granted both a one-year and a two-year award to all global management as a transition to a two-year performance period for all PAs granted beginning in 2010. PA shares are accounted for at fair value based upon the closing stock price on the date of grant and fully vest at the end of the measurement periods. The fair values of PAs granted in 2010 and 2008 were $30.88 and $51.22, respectively. The fair values of PAs granted in 2009 were $36.17 for the one-year award and $34.12 for the two-year award. The number of shares ultimately issued for the PA program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 3.8 million shares, 2.8 million shares, and 2.5 million shares were issued in 2010, 2009, and 2008, respectively. Approximately 3.8 million shares are expected to be issued in 2011. As of December 31, 2010, the total remaining unrecognized compensation cost related to nonvested PAs amounted to $31.5 million, which will be amortized over the weighted-average remaining requisite service period of 12 months.

Shareholder Value Award Program

In 2007, we implemented a SVA program, which replaced our stock option program. SVAs are granted to officers and management and are payable in shares of common stock at the end of a three-year period. The number of shares actually issued varies depending on our stock price at the end of the three-year vesting period compared to pre-established target stock prices. We measure the fair value of the SVA unit on the grant date using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model are based on implied volatilities from traded options on our stock, historical volatility of our stock price, and other factors. Similarly, the dividend yield is based on historical experience and our estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The weighted-average fair values of the SVA units granted during 2010, 2009, and 2008 were $25.97, $33.97, and $43.46, respectively, determined using the following assumptions:

(Percents)	2010	2009	2008
Expected dividend yield	**4.50**	4.00	3.00
Risk-free interest rate	**.10 – 1.36**	.44 - 1.48	2.05 -2.29
Range of volatilities	**28.00 – 28.69**	24.34 - 24.92	20.48 - 21.48

A summary of the SVA activity is presented below:

	Units Attributable to SVAs (in thousands)
Outstanding at January 1, 2008	922
Granted	1,282
Forfeited or expired	(301)
Outstanding at December 31, 2008	1,903
Granted	1,416
Forfeited or expired	(559)
Outstanding at December 31, 2009	2,760
Granted	1,987
Issued	(365)
Forfeited or expired	(745)
Outstanding at December 31, 2010	3,637

The maximum number of shares that could ultimately be issued upon vesting of the SVA units outstanding at December 31, 2010, is 4.9 million. Approximately 0.3 million shares are expected to be issued in 2011. As of December 31, 2010, the total remaining unrecognized compensation cost related to nonvested SVAs amounted to $46.3 million, which will be amortized over the weighted-average remaining requisite service period of 20 months.

Restricted Stock Unit

RSUs are granted to certain employees and are payable in shares of our common stock. RSU shares are accounted for at fair value based upon the closing stock price on the date of grant. The corresponding expense is amortized over the vesting period, typically three years. The fair values of RSU awards granted in 2010, 2009, and 2008 were $34.78, $38.12, and $51.22, respectively. The number of shares ultimately issued for the RSU program remains constant with the exception of forfeitures. Pursuant to this plan, 1.5 million, 0.5 million and 0.4 million shares were granted in 2010, 2009, and 2008, respectively, and approximately 0.2 million shares were issued in 2010. Approximately 0.2 million shares are expected to be issued in 2011. As of December 31, 2010, the total remaining unrecognized compensation cost related to nonvested RSUs amounted to $40.6 million, which will be amortized over the weighted-average remaining requisite service period of 23 months.

Stock Option Program

Stock options were granted prior to 2007 to officers and management at exercise prices equal to the fair market value of our stock price at the date of grant. No stock options were granted subsequent to 2007. Options fully vest three years from the grant date and have a term of 10 years.

Stock option activity during 2010 is summarized below:

	Shares of Common Stock Attributable to Options (in thousands)	Weighted-Average Exercise Price of Options	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	59,449	$69.36		
Exercised	(5)	16.60		
Forfeited or expired	(3,937)	74.03		
Outstanding at December 31, 2010	55,507	69.04	2.1	$1.1
Exercisable at December 31, 2010	55,507	69.04	2.1	1.1

All options were vested as of December 31, 2010.

The intrinsic value of options exercised during 2010, 2009, and 2008 amounted to $0.1 million, $0.3 million, and $4.8 million, respectively. The total grant date fair value of options vested during 2009, and 2008 amounted to $68.5 million, and $84.1 million, respectively. We received cash of $0.1 million, $0.2 million, and $2.9 million from exercises of stock options during 2010, 2009, and 2008, respectively. The recognized related tax benefits for all three years were not material.

Note 10: Other Assets and Other Liabilities

Our other receivables include receivables from our collaboration partners, tax receivables, interest receivable for our interest rate swaps, and a variety of other items. The increase in other receivables is primarily attributable to an increase in receivables from our collaboration partners and an increase in tax receivables.

Prepaid expenses and other primarily includes global prepaid operating expenses and deferred tax assets (Note 13).

Our sundry assets primarily include our capitalized computer software, deferred tax assets (Note 13), receivables from our collaboration partners, and the fair value of our interest rate swaps. The decrease in sundry assets is primarily attributable to a decrease in deferred tax assets and a decrease in our net capitalized computer software offset by an increase in the fair value of our interest rate swaps.

Our other current liabilities include product litigation, other taxes payable, deferred tax liabilities (Note 13), deferred income from our collaboration arrangements, the current portion of our estimated product return liabilities, and a variety of other items.

Our other noncurrent liabilities include deferred income from our collaboration and out-licensing arrangements, deferred tax liabilities (Note 13), the fair value of contingent consideration from business combinations (Note 3), the long-term portion of our estimated product return liabilities, product litigation, and a variety of other items. The increase in other noncurrent liabilities is primarily due to an increase in contingent consideration offset by a decrease in deferred income.

Note 11: Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Additional Paid-in Capital	Retained Earnings	Deferred Costs - ESOP	Common Stock in Treasury	
				Shares (in thousands)	Amount
Balance at January 1, 2008	$3,805.2	$11,806.7	$(95.2)	899	$100.5
Net loss		(2,071.9)			
Cash dividends declared per share: $1.90		(2,079.9)			
Retirement of treasury shares	(10.9)			(170)	(11.1)
Issuance of stock under employee stock plans-net	(84.9)			160	9.8
Stock-based compensation	255.3				
ESOP transactions	11.9		8.9		
Balance at December 31, 2008	3,976.6	7,654.9	(86.3)	889	99.2
Net income		4,328.8			
Cash dividends declared per share: $1.96		(2,153.3)			
Retirement of treasury shares	(3.3)			(132)	(3.3)
Issuance of stock under employee stock plans-net	(85.0)			125	2.6
Stock-based compensation	368.5				
ESOP transactions	6.9		8.9		
Employee benefit trust contribution	371.9				
Balance at December 31, 2009	4,635.6	9,830.4	(77.4)	882	98.5
Net income		5,069.5			
Cash dividends declared per share: $1.96		(2,167.3)			
Retirement of treasury shares	(1.0)			(28)	(1.0)
Issuance of stock under employee stock plans-net	(87.6)			10	(1.1)
Stock-based compensation	231.0				
ESOP transactions	20.5		25.0		
Balance at December 31, 2010	$4,798.5	$12,732.6	$(52.4)	864	$ 96.4

As of December 31, 2010, we have purchased $2.58 billion of our announced $3.0 billion share repurchase program. No shares were repurchased in 2010, 2009, or 2008.

We have 5 million authorized shares of preferred stock. As of December 31, 2010 and 2009, no preferred stock has been issued.

We have an employee benefit trust which held 50.0 million and 50.0 million shares of our common stock at December 31, 2010 and 2009, respectively, to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. In February 2009, we contributed an additional 10 million shares to the employee benefit trust, which resulted in a reclassification within equity from additional paid-in capital of $371.9 million and common stock of $6.3 million to the employee benefit trust of $378.2 million. The funding had no net impact on shareholders' equity as we consolidate the employee benefit trust. The cost basis of the shares held in the trust was $3.01 billion and $3.01 billion at December 31, 2010 and 2009, respectively, and is shown as a reduction in shareholders' equity. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2010, 2009, or 2008.

We have an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from us to purchase shares of common stock from the treasury. The ESOP issued third-party debt, repayment of which was guaranteed by us (see Note 8). The proceeds were used to purchase shares of our common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of our savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

FORM 10-K

Note 12: Earnings (Loss) Per Share

Following is a reconciliation of the denominators used in computing earnings (loss) per share:

	2010	2009 (Shares in thousands)	2008
Income (loss) available to common shareholders	**$ 5,069.5**	$ 4,328.8	$ (2,071.9)
Basic earnings (loss) per share			
Weighted-average number of common shares outstanding, including incremental shares	**1,105,788**	1,098,338	1,094,499
Basic earnings (loss) per share	**$ 4.58**	$ 3.94	$ (1.89)
Diluted earnings (loss) per share			
Weighted-average number of common shares outstanding	**1,099,310**	1,094,623	1,092,041
Stock options and other incremental shares	**6,503**	3,744	2,458
Weighted-average number of common shares outstanding—diluted	**1,105,813**	1,098,367	1,094,499
Diluted earnings (loss) per share	**$ 4.58**	$ 3.94	$ (1.89)

Note 13: Income Taxes

Following is the composition of income tax expense:

	2010	2009	2008
Current			
Federal	**$ 376.2**	$ 45.7	$(207.6)
Foreign	**513.9**	772.2	623.6
State	**23.3**	49.2	(44.6)
Total current tax expense	**913.4**	867.1	371.4
Deferred			
Federal	**624.4**	82.5	363.0
Foreign	**(55.2)**	79.8	23.7
State	**(26.9)**	(0.4)	6.2
Total deferred tax expense	**542.3**	161.9	392.9
Income taxes	**$1,455.7**	$1,029.0	$ 764.3

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2010	2009
Deferred tax assets		
Compensation and benefits	$ 890.4	$ 1,153.2
Tax credit carryforwards and carrybacks	503.1	457.8
Tax loss carryforwards and carrybacks	414.0	425.8
Intercompany profit in inventories	316.7	270.6
Asset purchases	275.1	253.4
Debt	114.6	45.9
Sale of intangibles	112.8	119.6
Contingencies	106.6	81.1
Asset disposals	13.0	173.6
Other	434.4	552.3
Total gross deferred tax assets	3,180.7	3,533.3
Valuation allowances	(473.1)	(524.0)
Total deferred tax assets	2,707.6	3,009.3
Deferred tax liabilities		
Intangibles	(954.9)	(818.4)
Unremitted earnings	(741.8)	(442.9)
Inventories	(525.6)	(544.4)
Property and equipment	(505.2)	(623.8)
Financial instruments	(160.9)	0.0
Other	(19.1)	(68.6)
Total deferred tax liabilities	(2,907.5)	(2,498.1)
Deferred tax assets (liabilities)—net	$ (199.9)	$ 511.2

At December 31, 2010, no individually significant items were classified as "Other" deferred tax assets or liabilities.

The deferred tax asset and related valuation allowance amounts for U.S. and state net operating losses and tax credits shown above have been reduced for differences between financial reporting and tax return filings. At December 31, 2010, based on filed tax returns we had net operating losses and other carryforwards for international and U.S. income tax purposes of $858.0 million: $129.2 million will expire within 5 years; $649.5 million will expire between 5 and 20 years; and $79.3 million of the carryforwards will never expire. The remaining balance of the deferred tax asset for tax loss carryforwards and carrybacks is related to net operating losses for state income tax purposes that are substantially reserved.

Based on filed tax returns, we also have tax credit carryforwards and carrybacks of $795.9 million available to reduce future income taxes; $268.7 million will be carried back; $67.6 million of the tax credit carryforwards will expire between 10 and 20 years; and $17.8 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to federal tax credits of $94.6 million and state tax credits of $347.2 million, both of which are fully reserved.

Domestic and Puerto Rican companies contributed approximately 45 percent and 39 percent in 2010 and 2009, respectively, to consolidated income before income taxes and generated the entire consolidated loss before income taxes in 2008. We have a subsidiary operating in Puerto Rico under a tax incentive grant. The current tax incentive grant will not expire prior to 2017.

At December 31, 2010, we had an aggregate of $19.90 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in additional income tax expense at approximately the U.S. statutory rate.

Cash payments (refunds) of income taxes totaled $861.0 million, $1.14 billion, and $(52.0) million in 2010, 2009, and 2008, respectively.

Following is a reconciliation of the income tax expense (benefit) applying the U.S. federal statutory rate to income (loss) before income taxes to reported income tax expense:

	2010	2009	2008
Income tax (benefit) at the U.S. federal statutory tax rate	**$2,283.8**	$1,875.2	$ (457.7)
Add (deduct)			
International operations, including Puerto Rico	**(823.3)**	(741.1)	(641.3)
U.S. health care reform tax law change	**85.1**	0.0	0.0
General business credits	**(83.2)**	(79.4)	(58.0)
Government investigation charges	**0.0**	0.6	359.3
Acquisitions and non-deductible acquired IPR&D	**0.0**	0.0	1,819.4
IRS audit conclusion	**0.0**	(54.4)	(210.3)
Sundry	**(6.7)**	28.1	(47.1)
Income taxes	**$1,455.7**	$1,029.0	$ 764.3

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2010	2009
Beginning balance at January 1	**$1,351.2**	$1,223.2
Additions based on tax positions related to the current year	**186.2**	179.1
Additions for tax positions of prior years	**117.0**	170.4
Reductions for tax positions of prior years	**(30.2)**	(45.1)
Lapses of statutes of limitation	**(7.0)**	(3.3)
Settlements	**(0.1)**	(178.8)
Changes related to the impact of foreign currency translation	**2.5**	5.7
Balance at December 31	**$1,619.6**	$1,351.2

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $1.07 billion and $836.8 million at December 31, 2010 and 2009, respectively.

We file income tax returns in the U.S. federal jurisdiction and various state, local, and non-U.S. jurisdictions. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations in major taxing jurisdictions for years before 2005. The IRS began its examination of tax years 2005-2007 during the third quarter of 2008. In the third quarter of 2009, we settled an IRS administrative appeals matter from the 2001-2004 IRS audit. Considering the status of the 2005-2007 IRS examination at that time and the settlement of the IRS administrative appeals matter from the 2001-2004 audit, gross unrecognized tax benefits were reduced approximately $190 million in the third quarter of 2009. Additionally, in the third quarter of 2009, our income tax expense was reduced by $54.4 million, and a cash payment of $52.8 million was paid, after utilization of applicable tax credit carryovers.

The IRS continues its examination of tax years 2005-2007. In the first quarter of 2010, we began the process of advancing the examination procedures to tax years 2008-2009 for certain matters currently being examined in the 2005-2007 audit cycle. We believe it is reasonably possible these IRS examinations will be concluded separately as follows: first, the conclusion of tax years 2005-2006; and second, the conclusion of tax year 2007 along with certain matters related to tax years 2008-2009. It is reasonably possible that both of these examinations could conclude within the next 12 months; however, only matters relating to the resolution of 2005-2006 may be reasonably estimated at this time. As a result, we currently estimate that gross uncertain tax positions may be reduced up to an estimated $400 million within the next 12 months. Additionally, our consolidated results of operations could benefit up to $250 million through a reduction in income tax expense, and we anticipate up to $200 million of cash payments will be due upon resolution of the 2005-2006 tax years. Resolution of the IRS examination of 2007 and certain matters related to tax years 2008-2009 is still dependent upon a number of factors, including the potential for formal administrative and legal proceedings. As a result, it is not possible to estimate the range of the reasonably possible changes in unrecognized tax benefits that could occur within the next 12 months related to these years, nor is it possible to estimate the total future cash flows related to these unrecognized tax benefits.

The new U.S. health care legislation (both the primary "Patient Protection and Affordable Care Act" and the "Health Care and Education Reconciliation Act") eliminated the tax-free nature of the subsidy we receive for sponsoring retiree drug coverage that is "actuarially equivalent" to Medicare Part D. This provision is effective January 1, 2013. While this change has a future impact on our net tax deductions related to retiree health benefits, we were required to record a one-time charge to adjust our deferred tax asset for this change in the law in the quarter of enactment. Accordingly, we recorded a non-cash charge of $85.1 million in the first quarter of 2010.

We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2010, 2009, and 2008, we recognized income tax expense (benefits) of $38.3 million, $(1.9) million, and $(118.0) million, respectively, related to interest and penalties. At December 31, 2010 and 2009, our accruals for the payment of interest and penalties totaled $221.0 million and $166.7 million, respectively. Substantially all of the expense (benefit) and accruals relate to interest.

Note 14: Retirement Benefits

We use a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

	Defined Benefit Pension Plans		Retiree Health Benefit Plans	
	2010	**2009**	**2010**	**2009**
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 7,553.9**	$ 6,353.7	**$2,032.8**	$1,796.3
Service cost	**219.2**	242.1	**56.5**	53.7
Interest cost	**431.6**	417.5	**121.4**	119.6
Actuarial loss	**342.2**	819.9	**10.0**	162.0
Benefits paid	**(387.8)**	(351.7)	**(98.0)**	(94.5)
Plan amendments	**0.3**	0.0	**(64.2)**	(8.4)
Foreign currency exchange rate changes and other adjustments	**(44.4)**	72.4	**30.0**	4.1
Benefit obligation at end of year	**8,115.0**	7,553.9	**2,088.5**	2,032.8
Change in plan assets				
Fair value of plan assets at beginning of year	**6,008.5**	4,796.1	**1,180.7**	905.6
Actual return on plan assets	**818.3**	1,033.8	**152.2**	278.9
Employer contribution	**563.5**	447.6	**92.8**	90.7
Benefits paid	**(387.8)**	(351.7)	**(98.0)**	(94.5)
Foreign currency exchange rate changes and other adjustments	**(19.5)**	82.7	**0.0**	0.0
Fair value of plan assets at end of year	**6,983.0**	6,008.5	**1,327.7**	1,180.7
Funded status	**(1,132.0)**	(1,545.4)	**(760.8)**	(852.1)
Unrecognized net actuarial loss	**3,796.6**	3,804.3	**1,235.3**	1,340.5
Unrecognized prior service cost (benefit)	**56.1**	65.1	**(261.1)**	(234.1)
Net amount recognized	**$ 2,720.7**	$ 2,324.0	**$ 213.4**	$ 254.3
Amounts recognized in the consolidated balance sheet consisted of				
Prepaid expenses and other	**$ 58.5**	$ 0.0	**$ 0.0**	$ 0.0
Other current liabilities	**(54.7)**	(56.8)	**(9.2)**	(6.0)
Accrued retirement benefit	**(1,135.8)**	(1,488.6)	**(751.6)**	(846.1)
Accumulated other comprehensive loss before income taxes	**3,852.7**	3,869.4	**974.2**	1,106.4
Net amount recognized	**$ 2,720.7**	$ 2,324.0	**$ 213.4**	$ 254.3

The unrecognized net actuarial loss and unrecognized prior service cost (benefit) have not yet been recognized in net periodic pension costs and are included in accumulated other comprehensive loss at December 31, 2010.

In 2011, we expect to recognize from accumulated other comprehensive loss as components of net periodic benefit cost, $220.4 million of unrecognized net actuarial loss and $6.3 million of unrecognized prior service benefit related to our defined benefit pension plans, and $83.3 million of unrecognized net actuarial loss and $40.1 million of unrecognized prior service benefit related to our retiree health benefit plans. We do not expect any plan assets to be returned to us in 2011.

The following represents our weighted-average assumptions as of December 31:

(Percents)	Defined Benefit Pension Plans			Retiree Health Benefit Plans		
	2010	2009	2008	2010	2009	2008
Weighted-average assumptions as of December 31						
Discount rate for benefit obligation	**5.6**	5.9	6.7	**5.8**	6.0	6.9
Discount rate for net benefit costs	**5.9**	6.7	6.4	**6.0**	6.9	6.7
Rate of compensation increase for benefit obligation	**3.7**	3.7	4.1			
Rate of compensation increase for net benefit costs	**3.7**	4.1	4.6			
Expected return on plan assets for net benefit costs	**8.8**	8.8	9.0	**9.0**	9.0	9.0

In evaluating the expected return on plan assets annually we consider numerous factors, including; our historical assumptions compared with actual results, an analysis of current and future market conditions, our current and expected asset allocations, historical returns and the views of leading financial advisers and economists for future asset class returns. As noted, historical returns are just one of several factors considered and are not the starting point for determining the expected return. Our 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 9.4 percent as of December 31, 2010. Health-care-cost trend rates are assumed to increase at an annual rate of 7.8 percent in 2011, decreasing by approximately 0.4 percent per year to an ultimate rate of 5.3 percent by 2018.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2011	2012	2013	2014	2015	2016-2020
Defined benefit pension plans	$387.8	$398.1	$408.4	$423.8	$436.0	$2,466.5
Retiree health benefit plans-gross	$119.1	$121.9	$126.1	$131.3	$138.4	$ 787.2
Medicare rebates	(15.8)	(10.8)	(12.4)	(13.9)	(15.5)	(98.3)
Retiree health benefit plans-net	$103.3	$111.1	$113.7	$117.4	$122.9	$ 688.9

The total accumulated benefit obligation for our defined benefit pension plans was $7.23 billion and $6.67 billion at December 31, 2010 and 2009, respectively. The projected benefit obligation and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $7.12 billion and $5.93 billion, respectively, as of December 31, 2010, and $7.55 billion and $6.01 billion, respectively, as of December 31, 2009. The accumulated benefit obligation and fair value of the plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $1.10 billion and $136.3 million, respectively, as of December 31, 2010, and $1.01 billion and $107.4 million, respectively, as of December 31, 2009.

Net pension and retiree health benefit expense included the following components:

	Defined Benefit Pension Plans			Retiree Health Benefit Plans		
	2010	2009	2008	2010	2009	2008
Components of net periodic benefit cost						
Service cost	**$ 219.2**	$ 242.1	$ 260.1	**$ 56.5**	$ 53.7	$ 62.1
Interest cost	**431.6**	417.5	409.8	**121.4**	119.6	105.7
Expected return on plan assets	**(638.2)**	(584.9)	(603.0)	**(122.6)**	(117.9)	(118.4)
Amortization of prior service cost (benefit)	**8.8**	8.0	8.2	**(37.2)**	(36.0)	(36.0)
Recognized actuarial loss	**163.0**	84.5	76.6	**85.0**	71.8	62.7
Net periodic benefit cost	**$ 184.4**	$ 167.2	$ 151.7	**$ 103.1**	$ 91.2	$ 76.1

If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2010, accumulated postretirement benefit obligation would increase by $182.5 million (8.8 percent) and the aggregate of the service cost and interest cost components of the 2010 annual expense would increase by $14.4 million (8.1 percent). A one percentage point decrease in these rates would decrease the December 31, 2010, accumulated postretirement benefit obligation by $164.1 million (7.9 percent) and the aggregate of the 2010 service cost and interest cost by $11.7 million (6.6 percent).

The following represents the amounts recognized in other comprehensive income (loss) in 2010:

	Defined Benefit Pension Plans	Retiree Health Benefit Plans
Actuarial loss (gain) arising during period	$ 162.1	$ (19.6)
Plan amendments during period	0.3	(64.2)
Amortization of prior service cost (benefit) included in net income	(8.8)	37.2
Amortization of net actuarial loss included in net income	(163.0)	(85.0)
Foreign currency exchange rate changes	(7.3)	(0.6)
Total other comprehensive gain during period	$ (16.7)	$(132.2)

We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $119.8 million, $127.6 million, and $114.1 million for the years 2010, 2009, and 2008, respectively.

We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2010, 2009, and 2008 were not significant.

Benefit Plan Investments

Our benefit plan investment policies are set with specific consideration of return and risk requirements in relationship to the respective liabilities. U.S. plans represent 83 percent of our global investments. Given the long-term nature of our U.S. liabilities, the U.S. plans have the flexibility to manage an above average degree of risk in the asset portfolios. At the investment policy level, there are no specifically prohibited investments. However, within individual investment manager mandates, restrictions and limitations are contractually set to align with our investment objectives, ensure risk control, and limit concentrations.

We manage our portfolio to minimize any concentration of risk by allocating funds within asset categories. In addition, within a category we use different managers with various management objectives to eliminate any significant concentration of risk.

Our global benefit plans may enter into contractual arrangements (derivatives) to implement the local investment policy or manage particular portfolio risks. Derivatives are principally used to increase or decrease exposure to a particular public equity, fixed income, commodity or currency market more rapidly or less expensively than could be accomplished through the use of the cash markets. The plans utilize both exchange traded and over-the-counter instruments. The maximum exposure to either a market or counterparty credit loss is limited to the carrying value of the receivable, and is managed within contractual limits. We expect all of our counterparties to meet their obligations. The gross values of these derivative receivables and payables are not material to the global asset portfolio, and their values are reflected within the tables below.

The U.S. defined benefit pension and retiree health benefit plan allocation strategy is currently comprised of approximately 80 percent growth investments and 20 percent fixed income investments. The growth investment allocation encompasses U.S. and international public equity securities, hedge funds, and private equity-like investments. These portfolio allocations are intended to reduce overall risk by providing diversification, while seeking moderate to high returns over the long term.

Public equity securities are well diversified and invested in U.S. and international small-to-large companies across various asset managers and styles. The remaining portion of the growth portfolio is invested in private alternative investments.

Fixed income investments primarily consist of fixed income securities in U.S. Treasuries and Agencies, emerging market debt obligations, corporate bonds, mortgage-backed securities and commercial mortgage-backed obligations.

Hedge funds are privately owned institutional investment funds that generally have moderate liquidity. Hedge funds seek specified levels of absolute return regardless of overall market conditions, and generally have low correlations to public equity and debt markets. Hedge funds often invest substantially in financial market instruments (stocks, bonds, commodities, currencies, derivatives, etc.) using a very broad range of trading activities to manage portfolio risks. Hedge fund strategies focus primarily on security selection and seek to be neutral with respect to market moves. Common groupings of hedge fund strategies include relative value, tactical, and event driven. Relative value strategies include arbitrage, when the same asset can simultaneously be bought and sold at different prices, achieving an immediate profit. Tactical strategies often take long and short positions to reduce or eliminate overall market risks while seeking a particular investment opportunity. Event strategy opportunities can evolve from specific company announcements such as mergers and acquisitions, and typically have little correlation to overall market directional movements. Our hedge fund investments are made through limited partnership interests primarily in fund of funds structures to ensure diversification across many strategies and many individual managers. Plan holdings in hedge funds are valued based on net asset values (NAVs) calculated by each fund or general partner, as applicable, and we have the ability to redeem these investments at NAV.

FORM 10-K

Private equity-like investment funds typically have low liquidity and are made through long-term partnerships or joint ventures that invest in pools of capital invested in primarily non-publicly traded entities. Underlying investments include venture capital (early stage investing), buyout, and special situation investing. Private equity management firms typically acquire and then reorganize private companies to create increased long term value. Private equity-like funds usually have a limited life of approximately 10-15 years, and require a minimum investment commitment from their limited partners. Our private investments are made both directly into funds and through fund of funds structures to ensure broad diversification of management styles and assets across the portfolio. Plan holdings in private equity-like investments are valued using the value reported by the partnership, adjusted for known cash flows and significant events through our reporting date. Values provided by the partnerships are primarily based on analysis of and judgments about the underlying investments. Inputs to these valuations include underlying NAVs, discounted cash flow valuations, comparable market valuations, and may also include adjustments for currency, credit, liquidity and other risks as applicable. The vast majority of these private partnerships provide us with annual audited financial statements including their compliance with fair valuation procedures consistent with applicable accounting standards.

Other assets include cash and cash equivalents and mark-to-market value of derivatives.

The cash value of the trust-owned insurance contract is invested in investment grade publicly traded equity and fixed income securities.

Other than hedge funds and private equity-like investments, which are discussed above, we determine fair values based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses.

The fair values of our defined benefit pension plan and retiree health plan assets as of December 31, 2010 by asset category are as follows:

		Fair Value Measurements Using		
Asset Category	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Defined Benefit Pension Plans				
Public equity securities				
U.S.	$ 589.4	$ 421.4	$ 168.0	$
International	1,868.3	907.1	961.2	
Fixed income	1,127.8	77.6	1,050.2	
Private alternative investments				
Hedge funds	2,020.3		778.4	1,241.9
Equity-like funds	939.4	10.0		929.4
Other	437.8	195.9	241.9	
Total	$6,983.0	$1,612.0	$3,199.7	$2,171.3
Retiree Health Benefit Plans				
Public equity securities				
U.S.	$ 56.0	$ 39.7	$ 16.3	$
International	131.6	67.8	63.8	
Fixed income	84.4		84.4	
Private alternative investments				
Hedge funds	185.2		78.6	106.6
Equity-like funds	74.5			74.5
Cash value of trust-owned insurance contract	761.7		761.7	
Other	34.3	12.6	21.7	
Total	$1,327.7	$ 120.1	$1,026.5	$ 181.1

The activity in the Level 3 investments during 2010 was as follows:

	Hedge Funds	Equity-like Funds	International Equity	Fixed Income	Total
Defined Benefit Pension Plans					
Beginning balance at January 1, 2010	$1,381.5	$743.6	$ 3.9	$ 3.5	$2,132.5
Actual return on plan assets, including changes in foreign exchange rates:					
Relating to assets still held at the reporting date	106.1	70.4	0.1	0.1	176.7
Relating to assets sold during the period	0.0	6.0	(0.4)	(0.1)	5.5
Purchases, sales and settlements	176.3	108.6	(3.0)	(3.5)	278.4
Transfers in and/or out of Level 3	(422.0)	0.8	(0.6)	0.0	(421.8)
Ending balance at December 31, 2010	$1,241.9	$929.4	$ 0.0	$ 0.0	$2,171.3
Retiree Health Benefit Plans					
Beginning balance at January 1, 2010	$ 140.9	$ 63.6	$ 0.4	$ 0.4	$ 205.3
Actual return on plan assets, including changes in foreign exchange rates:					
Relating to assets still held at the reporting date	5.4	4.6	0.0	0.0	10.0
Relating to assets sold during the period	0.0	0.6	0.0	0.0	0.6
Purchases, sales and settlements	2.9	5.7	(0.4)	(0.4)	7.8
Transfers in and/or out of Level 3	(42.6)	0.0	0.0	0.0	(42.6)
Ending balance at December 31, 2010	$ 106.6	$ 74.5	$ 0.0	$ 0.0	$ 181.1

Substantially all of the Level 3 transfers are associated with assets which can be redeemed at their NAV per share within a reasonable period of time. This reclassification is in accordance with current accounting guidance.

The fair values of our defined benefit pension plan and retiree health plan assets as of December 31, 2009 by asset category are as follows:

		Fair Value Measurements Using		
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Defined Benefit Pension Plans				
Public equity securities				
U.S.	$ 864.7	$ 354.4	$ 510.3	$
International	2,160.2	1,105.9	1,050.4	3.9
Fixed income	600.5	76.0	521.0	3.5
Private alternative investments				
Hedge funds	1,381.5			1,381.5
Equity-like funds	743.6			743.6
Other	258.0	241.8	16.2	
Total	$6,008.5	$1,778.1	$2,097.9	$2,132.5
Retiree Health Benefit Plans				
Public equity securities				
U.S.	$ 87.0	$ 34.8	$ 52.2	$
International	154.0	85.8	67.8	0.4
Fixed income	46.9		46.5	0.4
Private alternative investments				
Hedge funds	140.9			140.9
Equity-like funds	63.6			63.6
Cash value of trust-owned insurance contract	675.7		675.7	
Other	12.6	12.0	0.6	
Total	$1,180.7	$ 132.6	$ 842.8	$ 205.3

The activity in the Level 3 investments during 2009 was as follows:

	Hedge Funds	Equity-like Funds	International Equity	Fixed Income	Total
Defined Benefit Pension Plans					
Beginning balance at January 1, 2009	$1,387.1	$699.6	$ 3.6	$ 6.5	$2,096.8
Actual return on plan assets, including changes in foreign exchange rates:					
Relating to assets still held at the reporting date	158.0	(41.6)	0.7	1.1	118.2
Relating to assets sold during the period	0.0	(22.9)	0.0	0.0	(22.9)
Purchases, sales and settlements	(163.6)	108.5	(0.4)	1.5	(54.0)
Transfers in and/or out of Level 3	0.0	0.0	0.0	(5.6)	(5.6)
Ending balance at December 31, 2009	$1,381.5	$743.6	$ 3.9	$ 3.5	$2,132.5
Retiree Health Benefit Plans					
Beginning balance at January 1, 2009	$ 137.1	$ 64.8	$ 0.4	$ 0.7	$ 203.0
Actual return on plan assets, including changes in foreign exchange rates:					
Relating to assets still held at the reporting date	15.2	(4.4)	0.1	0.1	11.0
Relating to assets sold during the period	0.0	0.0	0.0	0.0	0.0
Purchases, sales and settlements	(11.4)	3.2	(0.1)	0.2	(8.1)
Transfers in and/or out of Level 3	0.0	0.0	0.0	(0.6)	(0.6)
Ending balance at December 31, 2009	$ 140.9	$ 63.6	$ 0.4	$ 0.4	$ 205.3

In 2011, we expect to contribute approximately $80 million to our defined benefit pension plans to satisfy minimum funding requirements for the year. In addition, we expect to contribute approximately $250 million of additional discretionary funding in the aggregate in 2011 to several of our global defined benefit pension and post-retirement health benefit plans.

Note 15: Contingencies

We are a party to various legal actions and government investigations. The most significant of these are described below. While it is not possible to determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following U.S. patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Cymbalta: Sixteen generic drug manufacturers have submitted Abbreviated New Drug Applications (ANDAs) seeking permission to market generic versions of Cymbalta prior to the expiration of our relevant U.S. patents (the earliest of which expires in 2013). Of these challengers, all allege non-infringement of the patent claims directed to the commercial formulation, and nine allege invalidity (and some also allege nonenforceability) of the patent claims directed to the active ingredient duloxetine. Of the nine challengers to the compound patent claims, one further alleges invalidity of the claims directed to the use of Cymbalta for treating fibromyalgia. In November 2008 we filed lawsuits in U.S. District Court for the Southern District of Indiana against Actavis Elizabeth LLC; Aurobindo Pharma Ltd.; Cobalt Laboratories, Inc.; Impax Laboratories, Inc.; Lupin Limited; Sandoz Inc.; and Wockhardt Limited, seeking rulings that the compound patent claims are valid, infringed, and enforceable. We filed similar lawsuits in the same court against Sun Pharma Global, Inc. in December 2008 and against Anchen Pharmaceuticals, Inc. in August 2009. The cases have been consolidated and actions against all but Wockhardt Limited have been stayed pursuant to stipulations by the defendants to be bound by the outcome of the litigation through appeal. The Wockhardt Limited trial is scheduled to begin in June 2011.
- Gemzar: Teva Parenteral Medicines, Inc. (Teva); Sun Pharmaceutical Industries Inc. (Sun) and several other generic companies sought permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (compound patent expiring in 2010 and method-of-use patent expiring in 2013). We filed lawsuits in the U.S. District Court for the Southern District of Indiana against Teva (February 2006) and several other generic companies, seeking rulings that our patents are valid and are being infringed. In November 2007, Sun filed a declaratory judgment action in the U.S. District Court for the Eastern District of Michigan, seeking rulings that our method-of-use and compound patents are invalid or unenforceable, or would not be infringed by the sale of Sun's generic product. In August 2009, the district court in Michigan granted a motion by Sun for partial summary judgment, invalidating our method-of-use patent, and the opinion was affirmed by a panel of

the Court of Appeals for the Federal Circuit in July 2010. We are seeking review of this decision by the U.S. Supreme Court. In March 2010, the district court in Indiana upheld the validity of our compound patent in the Teva case, but applied collateral estoppel with regard to our method-of-use patent, given the ruling in the Sun case. Generic gemcitabine was introduced to the U.S. market in mid-November 2010.

- Alimta: Teva; APP Pharmaceuticals, LLC (APP); and Barr Laboratories, Inc. (Barr) each submitted ANDAs seeking approval to market generic versions of Alimta prior to the expiration of the relevant U.S. patent (licensed from the Trustees of Princeton University and expiring in 2016), and alleging the patent is invalid. We, along with Princeton, filed lawsuits in the U.S. District Court for the District of Delaware against Teva, APP, and Barr seeking rulings that the compound patent is valid and infringed. In November 2010, the district court ruled from the bench that judgment would be entered in Lilly's favor, upholding the patent's validity. Plaintiffs may appeal this decision once the judgment is entered.
- Evista: In 2006, Teva Pharmaceuticals USA, Inc. (Teva USA) submitted an ANDA seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In June 2006, we filed a lawsuit against Teva USA in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Teva USA. In September 2009, the court upheld our method-of-use patents (the last expires in 2014) and the court held that our particle-size patents (expiring 2017) are invalid. Both rulings were upheld by the appeals court in September 2010, and the period for further appeals has expired.
- Strattera: Actavis Elizabeth LLC (Actavis), Apotex Inc. (Apotex), Aurobindo Pharma Ltd. (Aurobindo), Mylan Pharmaceuticals Inc. (Mylan), Sandoz Inc. (Sandoz), Sun Pharmaceutical Industries Limited (Sun Ltd.), and Teva USA each submitted an ANDA seeking permission to market generic versions of Strattera prior to the expiration of our relevant U.S. patent (expiring in 2017), and alleging that this patent is invalid. In 2007, we brought a lawsuit against Actavis, Apotex, Aurobindo, Mylan, Sandoz, Sun Ltd., and Teva USA in the U.S. District Court for the District of New Jersey. In August 2010, the court ruled that our patent is invalid. Several companies have received final approval to market generic atomoxetine, but the Court of Appeals for the Federal Circuit granted an injunction prohibiting the launch of generic atomoxetine until the court renders an opinion. The appeal was heard by the court in December 2010 and we are waiting for a ruling. Zydus Pharmaceuticals (Zydus) filed an action in the New Jersey district court in October 2010 seeking a declaratory judgment that it has the right to launch a generic atomoxetine product, based on the district court ruling. We believe that Zydus is subject to the injunction issued by the court of appeals.

We believe each of these Hatch-Waxman challenges is without merit and expect to prevail in this litigation. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome in any of these cases could have a material adverse impact on our future consolidated results of operations, liquidity, and financial position.

We have received challenges to Zyprexa patents in a number of countries outside the U.S.:

- In Canada, several generic pharmaceutical manufacturers have challenged the validity of our Zyprexa patent (expiring in 2011). In April 2007, the Canadian Federal Court ruled against the first challenger, Apotex Inc. (Apotex), and that ruling was affirmed on appeal in February 2008. In June 2007, the Canadian Federal Court held that an invalidity allegation of a second challenger, Novopharm Ltd. (Novopharm), was justified and denied our request that Novopharm be prohibited from receiving marketing approval for generic olanzapine in Canada. Novopharm began selling generic olanzapine in Canada in the third quarter of 2007. In September 2009, the Canadian Federal Court ruled against us in the Novapharm suit, finding our patent invalid. However, in July 2010 the appeals court set aside the decision and remitted the limited issues of utility and sufficiency of disclosure to the trial court.
- In Germany, the German Federal Supreme Court upheld the validity of our Zyprexa patent (expiring in 2011) in December 2008, reversing an earlier decision of the Federal Patent Court. Following the decision of the Supreme Court, the generic companies who launched generic olanzapine based on the earlier decision either agreed to withdraw from the market or were subject to injunction. We have negotiated settlements of the damages arising from infringement with most of the generic companies.
- We have received challenges in a number of other countries, including Spain, Austria, Australia, Portugal, and several smaller European countries. In Spain, we have been successful at both the trial and appellate court levels in defeating the generic manufacturers' challenges, but additional actions against multiple generic companies are now pending. In March 2010, the District Court of Hague ruled against us and revoked our compound patent in the Netherlands. We have appealed this decision. We have also successfully defended Zyprexa patents in Austria and Portugal.

We are vigorously contesting the various legal challenges to our Zyprexa patents on a country-by-country basis. We cannot determine the outcome of this litigation. The availability of generic olanzapine in additional markets could have a material adverse impact on our consolidated results of operations.

Zyprexa Litigation

We were named as a defendant in a large number of Zyprexa product liability lawsuits in the U.S. and notified of other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (EDNY) (MDL No. 1596).

Since June 2005, we have settled approximately 32,720 claims. The two primary settlements were as follows:

- In 2005, we settled and paid more than 8,000 claims for approximately $700 million.
- In 2007, we settled and paid more than 18,000 claims for approximately $500 million.

We are prepared to continue our vigorous defense of Zyprexa in all remaining claims, consisting of approximately 70 lawsuits in the U.S. covering approximately 150 plaintiffs, of which about 50 lawsuits covering about 50 plaintiffs are part of the MDL. We have a trial scheduled in Texas State court in August 2011.

In January 2009, we reached resolution with the Office of the U.S. Attorney for the Eastern District of Pennsylvania (EDPA), and the State Medicaid Fraud Control Units of 36 states and the District of Columbia, of an investigation related to our U.S. marketing and promotional practices with respect to Zyprexa. As part of the resolution, we pled guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act for the off-label promotion of Zyprexa in elderly populations as treatment for dementia, including Alzheimer's dementia, between September 1999 and March 2001. We recorded a charge of $1.42 billion for this matter in the third quarter of 2008 and paid substantially all of this amount in 2009. As part of the settlement, we have entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services (HHS), which requires us to maintain our compliance program and to undertake a set of defined corporate integrity obligations for five years. The agreement also provides for an independent third-party review organization to assess and report on the company's systems, processes, policies, procedures, and practices.

In October 2008, we reached a settlement with 32 states and the District of Columbia related to a multistate investigation brought under various state consumer protection laws. While there was no finding that we violated any provision of the state laws under which the investigations were conducted, we paid $62.0 million and agreed to undertake certain commitments regarding Zyprexa for a period of six years, through consent decrees filed with the settling states.

We were served with lawsuits filed by the states of Alaska, Arkansas, Connecticut, Idaho, Louisiana, Minnesota, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Utah, and West Virginia alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. We settled the Zyprexa-related claims of all of these states, incurring pretax charges of $230.0 million in 2009 and $15.0 million in 2008.

In 2005, two lawsuits were filed in the EDNY purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions were consolidated into a single lawsuit, brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the EDNY in 2006 on similar grounds. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug. In September 2008, Judge Weinstein certified a class consisting of third-party payors, excluding governmental entities and individual consumers and denied our motion for summary judgment. In September 2010, both decisions were reversed by the Second Circuit Court of Appeals, which found that the case cannot proceed as a class action and entered a judgment in our favor on plaintiffs' overpricing claim. Plaintiffs are seeking review of this decision by the U.S. Supreme Court. An unfavorable outcome in this case could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

Other Product Liability Litigation

We have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES), thimerosal, and Byetta. Approximately a third of these claims are covered by insurance, subject to deductibles and coverage limits.

Product Liability Insurance

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past several years, we have been unable to obtain product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there is no assurance that we will be able to fully collect from our insurance carriers in the future.

Note 16: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign Currency Translation Gains (Losses)	Unrealized Net Gains on Securities	Defined Benefit Pension and Retiree Health Benefit Plans	Effective Portion of Cash Flow Hedges	Accumulated Other Comprehensive Loss
Beginning balance at January 1, 2010	$ 835.8	$ 75.4	$(3,264.3)	$(118.8)	$(2,471.9)
Other comprehensive income (loss)	(325.1)	53.5	88.5	(15.1)	(198.2)
Balance at December 31, 2010	$ 510.7	$128.9	$(3,175.8)	$(133.9)	$(2,670.1)

The amounts above are net of income taxes. The income taxes associated with the unrecognized net actuarial losses and prior service costs on our defined benefit pension and retiree health benefit plans (Note 14) were an expense of $60.4 million for 2010. The income taxes associated with the net unrealized gains on securities was an expense of $27.3 million for 2010. The income taxes related to the other components of comprehensive income (loss) were not significant, as income taxes were not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of net gains (losses) of $27.6 million, $19.0 million, and $(1.7) million, net of tax, in 2010, 2009, and 2008, respectively, for net realized gains (losses) on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of $0.0 and $0.0 for 2010 and 2009, respectively, and $9.6 million in 2008, net of tax, for realized losses on foreign currency options and $5.8 million, $6.7 million, and $7.9 million, net of tax, in 2010, 2009, and 2008, respectively, for interest expense on interest rate swaps designated as cash flow hedges.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders' equity rather than in income.

Management's Reports

Management's Report for Financial Statements—Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company and subsidiaries is responsible for the accuracy, integrity, and fair presentation of the financial statements. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management. In management's opinion, the consolidated financial statements present fairly our financial position, results of operations, and cash flows.

In addition to the system of internal accounting controls, we maintain a code of conduct (known as *The Red Book*) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. *The Red Book* is reviewed on a periodic basis with employees worldwide, and all employees are required to report suspected violations. A hotline number is published in *The Red Book* to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to *The Red Book*, the CEO, and all financial management must sign a financial code of ethics, which further reinforces their fiduciary responsibilities.

The consolidated financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm. Their responsibility is to examine our consolidated financial statements in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Ernst & Young's opinion with respect to the fairness of the presentation of the statements is included in Item 8 of our annual report on Form 10-K. Ernst & Young reports directly to the audit committee of the board of directors.

Our audit committee includes five nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is available on our web site, outlines the members' roles and responsibilities and is consistent with enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and nonaudit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, the internal auditors, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant, and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, our underlying system of internal controls, and our people, who are objective in their responsibilities and operate under a code of conduct and the highest level of ethical standards.

Management's Report on Internal Control Over Financial Reporting—Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. We have global financial policies that govern critical areas, including internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of corporate assets. Our internal accounting control systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls. The general auditor reports directly to the audit committee of the board of directors.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, we concluded that our internal control over financial reporting was effective as of December 31, 2010. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The internal control over financial reporting has been assessed by Ernst & Young LLP as of December 31, 2010. Their responsibility is to evaluate whether internal control over financial reporting was designed and operating effectively.

John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

Derica W. Rice
Executive Vice President, Global Services and Chief Financial Officer

February 22, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and comprehensive income (loss) for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Indianapolis, Indiana
February 22, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Eli Lilly and Company

We have audited Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eli Lilly and Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eli Lilly and Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Eli Lilly and Company and subsidiaries and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Indianapolis, Indiana
February 22, 2011

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures
Under applicable Security and Exchange Commission (SEC) regulations, management of a reporting company, with the participation of the principal executive officer and principal financial officer, must periodically evaluate the company's "disclosure controls and procedures," which are defined generally as controls and other procedures of a reporting company designed to ensure that information required to be disclosed by the reporting company in its periodic reports filed with the SEC (such as this Form 10-K) is recorded, processed, summarized, and reported on a timely basis.

Our management, with the participation of John C. Lechleiter, Ph.D., chairman, president, and chief executive officer, and Derica W. Rice, executive vice president, global services and chief financial officer, evaluated our disclosure controls and procedures as of December 31, 2010, and concluded that they are effective.

Internal Control over Financial Reporting
Dr. Lechleiter and Mr. Rice provided a report on behalf of management on our internal control over financial reporting, in which management concluded that the company's internal control over financial reporting is effective at December 31, 2010. In addition, Ernst & Young LLP as of December 31, 2010, the company's independent registered public accounting firm, provided an attestation report on the company's internal control over financial reporting. You can find the full text of management's report and Ernst & Young's attestation report in Item 8, and both reports are incorporated by reference in this Item.

Changes in Internal Controls
During the fourth quarter of 2010, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are pursuing a multi-year initiative to outsource some accounting transaction-processing activities, migrating to a consistent enterprise financial system across the organization, and moving certain activities to newly-established captive shared services centers. In addition, we are in the process of reducing financial human resources at various locations around the world. None of these initiatives is in response to any identified deficiency or weakness in our internal control over financial reporting. These initiatives are expected to continue to enhance our internal control over financial reporting, but in the short-term may increase our risk.

Item 9B. Other Information

Not applicable.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance

Directors and Executive Officers
Information relating to our Board of Directors is found in our Proxy Statement to be dated on or about March 8, 2010 (the "Proxy Statement") under "Board of Directors" and is incorporated in this report by reference.

Information relating to our executive officers is found at Item 1 of this Form 10-K under "Executive Officers of the Company."

Code of Ethics
We have adopted a code of ethics that complies with the applicable SEC and New York Stock Exchange requirements. The code is set forth in:

- *The Red Book,* a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our Board of Directors; and
- *Code of Ethical Conduct for Lilly Financial Management*, a supplemental code for our chief executive officer and all members of financial management that focuses on accounting, financial reporting, internal controls, and financial stewardship.

Both documents are online on our web site at http://lilly.com/about/compliance/conduct. In the event of any amendments to, or waivers from, a provision of the code affecting the chief executive officer, chief financial officer, chief accounting officer, controller, or persons performing similar functions, we intend to post on the above web site within four business days after the event a description of the amendment or waiver as required under applicable SEC rules. We will maintain that information on our web site for at least 12 months. Paper copies of these documents are available free of charge upon request to the company's secretary at the address on the front of this Form 10-K.

Corporate Governance
In our proxy statements, we describe the procedures by which shareholders can recommend nominees to our board of directors. There have been no changes in those procedures since they were last published in our proxy statement of March 8, 2010.

The board has appointed an audit committee consisting entirely of independent directors in accordance with applicable SEC and New York Stock Exchange rules for audit committees. The members of the committee are Michael L. Eskew (chair), Martin S. Feldstein, R. David Hoover, Douglas R. Oberhelman, and Kathi P. Seifert. The board has determined that Messrs. Eskew, Hoover, and Oberhelman are audit committee financial experts as defined in the SEC rules.

Item 11. Executive Compensation

Information on director compensation, executive compensation, and compensation committee matters can be found in the Proxy Statement under "Directors' Compensation", "Executive Compensation", and "Compensation Committee Interlocks and Insider Participation." That information is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information relating to ownership of the Company's common stock by management and by persons known by the Company to be the beneficial owners of more than five percent of the outstanding shares of common stock is found in the Proxy Statement under "Ownership of Company Stock." That information is incorporated in this report by reference.

Information relating to securities authorized for issuance under the Company's equity compensation plans is found in the Proxy Statement under "Executive Compensation." That information is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Person Transactions
Information relating to a related person transaction and the board's policies and procedures for approval of related person transactions can be found in the Proxy Statement under "Highlights of the Company's Corporate Governance Guidelines—Review and Approval of Transactions with Related Persons." That information is incorporated in this report by reference.

Director Independence
Information relating to director independence can be found in the Proxy Statement under "Highlights of the Company's Corporate Governance Guidelines—Independence Determinations" and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

Information related to the fees and services of our principal independent accountants, Ernst & Young LLP, can be found in the Proxy Statement under "Services Performed by the Independent Auditor" and "Independent Auditor Fees." That information is incorporated in this report by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)1. Financial Statements
The following consolidated financial statements of the Company and its subsidiaries are found at Item 8:

- Consolidated Statements of Operations—Years Ended December 31, 2010, 2009, and 2008

- Consolidated Balance Sheets—December 31, 2010 and 2009
- Consolidated Statements of Cash Flows—Years Ended December 31, 2010, 2009, and 2008
- Consolidated Statements of Comprehensive Income (Loss)—Years Ended December 31, 2010, 2009, and 2008
- Segment Information
- Notes to Consolidated Financial Statements

(a)2. Financial Statement Schedules

The consolidated financial statement schedules of the Company and its subsidiaries have been omitted because they are not required, are inapplicable, or are adequately explained in the financial statements.

Financial statements of interests of 50 percent or less, which are accounted for by the equity method, have been omitted because they do not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary.

(a)3. Exhibits

2	Agreement and Plan of Merger dated October 6, 2008, among Eli Lilly and Company, Alaska Acquisition Corporation and ImClone Systems Incorporated
3.1	Amended Articles of Incorporation
3.2	By-laws, as amended
4.1	Form of Indenture with respect to Debt Securities dated as of February 1, 1991, between Eli Lilly and Company and Citibank, N.A., as Trustee
4.2	Agreement dated September 13, 2007 appointing Deutsche Bank Trust Company Americas as Successor Trustee under the Indenture listed above
4.3	Form of Standard Multiple-Series Indenture Provisions dated, and filed with the Securities and Exchange Commission on, February 1, 1991
4.4	Form of Indenture dated March 10, 1998, among The Lilly Savings Plan Master Trust Fund C, as issuer; Eli Lilly and Company, as guarantor; and The Chase Manhattan Bank, as Trustee, relating to ESOP Amortizing Debentures due 2017[1]
4.5	Form of Fiscal Agency Agreement dated May 30, 2001, between Eli Lilly and Company and Citibank, N.A., Fiscal Agent, relating to Resetable Floating Rate Debt Security due 2037[1]
4.6	Form of Resetable Floating Rate Debt Security due 2037[1]
10.1	1998 Lilly Stock Plan, as amended[2]
10.2	2002 Lilly Stock Plan, as amended[2]
10.3	Form of two-year Performance Award under the 2002 Lilly Stock Plan[2]
10.4	Form of Shareholder Value Award under the 2002 Lilly Stock Plan[2]
10.5	Form of Restricted Stock Unit under the 2002 Lilly Stock Plan[2]
10.6	The Lilly Deferred Compensation Plan, as amended[2]
10.7	The Lilly Directors' Deferral Plan, as amended[2]
10.8	The Eli Lilly and Company Bonus Plan, as amended[2]
10.9	2007 Change in Control Severance Pay Plan for Select Employees, as amended effective October 20, 2010[2]
10.10	2007 Change in Control Severance Pay Plan for Select Employees, as amended effective October 18, 2012[2]
10.11	Letter agreement dated September 15, 2004 between the company and Steven M. Paul, M.D. concerning retirement benefits[2]
10.12	Letter agreement dated November 11, 2009 between the company and Steven M. Paul, M.D. concerning retirement benefits[2]
10.13	Arrangement regarding retirement benefits for Robert A. Armitage[2]
10.14	Arrangement regarding severance for Dr. Jan Lundberg[2]
10.15	Guilty Plea Agreement in *The United States District Court for the Eastern District of Pennsylvania, United States of America v. Eli Lilly and Company*
10.16	Settlement Agreement among the company and the United States of America, acting through the United States Department of Justice, Civil Division, and the United States Attorney's Office of the Eastern District of Pennsylvania, the Office of the Inspector General of the Department of Health and Human Services, TRICARE Management Activity, and the United States Office of Personnel Management, and certain individual relators

(a)3. Exhibits

10.17	Corporate Integrity Agreement between the company and the Office of Inspector General of the Department of Health and Human Services
12	Statement re: Computation of Ratio of Earnings (Loss) to Fixed Charges
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-14(a) Certification of John C. Lechleiter, Ph.D., Chairman of the Board, President and Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Derica W. Rice, Executive Vice President, Global Services and Chief Financial Officer
32	Section 1350 Certification
101	Interactive Data File

[1] This exhibit is not filed with this report. Copies will be furnished to the Securities and Exchange Commission upon request.
[2] Indicates management contract or compensatory plan.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Eli Lilly and Company

By /s/ John C. Lechleiter

John C. Lechleiter, Ph.D.,
Chairman of the Board, President, and Chief Executive Officer

February 22, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 22, 2011 by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title
/s/ John C. Lechleiter, Ph.D. JOHN C. LECHLEITER, Ph.D.	Chairman of the Board, President, and Chief Executive Officer, and a Director (principal executive officer)
/s/ Derica W. Rice DERICA W. RICE	Executive Vice President, Global Services and Chief Financial Officer (principal financial officer)
/s/ Arnold C. Hanish ARNOLD C. HANISH	Vice President, Finance and Chief Accounting Officer (principal accounting officer)
/s/ Ralph Alvarez RALPH ALVAREZ	Director
/s/ Sir Winfried Bischoff SIR WINFRIED BISCHOFF	Director
/s/ Michael L. Eskew MICHAEL L. ESKEW	Director
/s/ Martin S. Feldstein, Ph.D. MARTIN S. FELDSTEIN, Ph.D.	Director
/s/ J. Erik Fyrwald J. ERIK FYRWALD	Director
/s/ Alfred G. Gilman, M.D., Ph.D. ALFRED G. GILMAN, M.D., Ph.D.	Director
/s/ R. David Hoover R. DAVID HOOVER	Director
/s/ Karen N. Horn, Ph.D. KAREN N. HORN, Ph.D.	Director
/s/ Ellen R. Marram ELLEN R. MARRAM	Director
/s/ Douglas R. Oberhelman DOUGLAS R. OBERHELMAN	Director
/s/ Franklyn G. Prendergast, M.D., Ph.D. FRANKLYN G. PRENDERGAST, M.D., Ph.D.	Director
/s/ Kathi P. Seifert KATHI P. SEIFERT	Director


Notice of 2011 Annual Meeting
Proxy Statement
Answers That Matter.

Notice of 2011 Annual Meeting and Proxy Statement

March 7, 2011

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders on Monday, April 18, 2011, at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, at 11:00 a.m. EDT.

The notice of meeting and proxy statement that follow describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet to be certain your shares are represented at the meeting, even if you plan to attend.

Please note our procedures for admission to the meeting described under "What should I do if I want to attend the annual meeting?" below.

I look forward to seeing you at the meeting.

John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

Important notice regarding the availability of proxy materials for the shareholder meeting to be held April 18, 2011: The annual report and proxy statement are available at http://www.lilly.com/pdf/lillyar2010.pdf

---

Notice of Annual Meeting of Shareholders

April 18, 2011

The annual meeting of shareholders of Eli Lilly and Company will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 18, 2011, at 11:00 a.m. EDT for the following purposes:

- to elect four directors of the company to serve three-year terms
- to ratify the appointment by the audit committee of Ernst & Young LLP as principal independent auditor for the year 2011
- to approve, by non-binding vote, 2010 compensation paid to the company's named executive officers
- to recommend, by non-binding vote, the frequency of future advisory votes on executive compensation
- to approve amendments to the articles of incorporation to provide for annual election of all directors
- to approve amendments to the articles of incorporation to eliminate all supermajority voting requirements
- to approve the executive officer incentive plan.

Shareholders of record at the close of business on February 15, 2011, will be entitled to vote at the meeting and at any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this report contains an admission ticket. If you plan to attend the meeting, please bring this ticket with you.

This combined proxy statement and annual report to shareholders and the proxy voting card are being mailed on or about March 7, 2011.

By order of the board of directors,

James B. Lootens
Secretary

March 7, 2011
Indianapolis, Indiana

General Information

Why did I receive this proxy statement?
The board of directors of Eli Lilly and Company is soliciting proxies to be voted at the annual meeting of shareholders (the annual meeting) to be held on Monday, April 18, 2011, and at any adjournment of the annual meeting. When the company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

What will the shareholders vote on at the annual meeting?
Seven items:
- election of directors
- ratification of the appointment of principal independent auditor
- advisory approval of 2010 compensation paid to named executive officers
- frequency of future advisory votes on executive compensation
- amendments to the company's articles of incorporation to provide for annual election of all directors
- amendments to the company's articles of incorporation to eliminate all supermajority voting requirements
- approval of the executive officer incentive plan.

Will there be any other items of business on the agenda?
We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, if necessary, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?
Shareholders as of the close of business on February 15, 2011 (the record date) may vote at the annual meeting. You have one vote for each share of common stock you held on the record date, including shares:
- held directly in your name as the shareholder of record
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in The Eli Lilly and Company Employee 401(k) Plan (the 401(k) plan).

What constitutes a quorum?
A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the annual meeting. As of the record date, 1,157,664,779 shares of company common stock were issued and outstanding.

How many votes are required for the approval of each item?
There are differing vote requirements for the various proposals.
- The four nominees for director will be elected if the votes cast for the nominee exceed the votes cast against the nominee. Abstentions will not count as votes cast either for or against a nominee.
- The following items of business will be approved if the votes cast for the proposal exceed those cast against the proposal:
  —ratification of the appointment of principal independent auditor
  —advisory approval of 2010 executive compensation
  —approval of the executive officer incentive plan
  Abstentions will not be counted either for or against these proposals.
- The vote on frequency of future advisory votes on executive compensation asks shareholders to express their preference for one of three choices for future advisory votes on executive compensation—every year, every other year, or every three years. Abstentions have the same effect as not expressing a preference.
- The proposals to amend the articles of incorporation to provide for annual election of all directors and to eliminate all supermajority voting requirements require the vote of 80 percent of the outstanding shares. For these items, abstentions have the same effect as a vote against the proposals.

Broker discretionary voting. If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the ratification of the auditor and the proposals on annual election of all directors and elimination of all supermajority voting requirements, the broker may vote your shares in its discretion. For all other proposals, the broker may not vote your shares at all.

How do I vote by proxy?
If you are a shareholder of record, you may vote your proxy by any one of the following methods:

By mail. Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf with the board's recommendations.

If you did not receive a proxy card in the materials you received from the company and you wish to vote by mail rather than by telephone or on the Internet as discussed below, you may request a paper copy of these materials and a proxy card by calling 317-433-5112. If you received an e-mail message notifying you of the electronic availability of these materials, please provide the control number from the e-mail, along with your name and mailing address.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on your proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. Telephone voting will be available until 11:59 p.m. EDT, April 17, 2011.

On the Internet. You may vote online at **www.proxyvote.com**. Follow the instructions on your proxy card or, if you received these materials electronically, follow the instructions in the e-mail message that notified you of their availability. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. Internet voting will be available until 11:59 p.m. EDT, April 17, 2011.

You have the right to revoke your proxy at any time before the meeting by (i) notifying the company's secretary in writing or (ii) delivering a later-dated proxy by telephone, on the Internet, or by mail. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

How do I vote shares that are held by my broker?
If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides to you. Most brokers offer voting by mail, by telephone, and on the Internet.

How do I vote in person?
If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by mail, by telephone, or on the Internet even if you plan to attend the meeting.

How do I vote my shares in the 401(k) plan?
You may instruct the plan trustee on how to vote your shares in the 401(k) plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

How many shares in the 401(k) plan can I vote?
You may vote all the shares allocated to your account on the record date. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the 401(k) plan for which voting directions are not received. These undirected shares include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants to whose accounts the shares are credited)
- shares held in the plan that are not yet credited to individual participants' accounts.

All participants are named fiduciaries under the terms of the 401(k) plan and under the Employee Retirement Income Security Act (ERISA) for the limited purpose of voting shares credited to their accounts and the portion of undirected shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the undirected shares, you should check the box marked "I decline." Otherwise, the trustee will automatically apply your voting preferences to the undirected shares proportionally with all other participants who elected to have their votes applied in this manner.

What happens if I do not vote my 401(k) plan shares?
Your shares will be voted by other plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received.

What does it mean if I receive more than one proxy card?
It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

What does it mean if I did not receive a proxy card?
You may have elected to receive your proxy statement electronically, in which case you should have received an email with directions on how to access the proxy statement and how to vote your shares. If you wish to request a paper copy of these materials and a proxy card, please call 317-433-5112.

Who tabulates the votes?
The votes are tabulated by an independent inspector of election, IVS Associates, Inc.

What should I do if I want to attend the annual meeting?
All shareholders as of the record date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please fill it out and bring it with you to the meeting. The meeting will be held at the Lilly Center Auditorium. Please use the Lilly Center entrance to the south of the fountain at the intersection of Delaware and McCarty streets. You will need to pass through security, including a metal detector. Present your ticket to an usher at the meeting.

Parking will be available on a first-come, first-served basis in the garage indicated on the map at the end of this report. If you have questions about admittance or parking, you may call 317-433-5112.

How do I contact the board of directors?
You may send written communications to one or more members of the board, addressed to:

Lead Director, Board of Directors
Eli Lilly and Company
c/o Corporate Secretary
Lilly Corporate Center
Indianapolis, Indiana 46285

All such communications (from shareholders or other interested parties) will be forwarded to the relevant director(s), except for solicitations or other matters unrelated to the company.

How do I submit a shareholder proposal for the 2012 annual meeting?
The company's 2012 annual meeting is currently scheduled for April 16, 2012. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 8, 2011. Proposals should be addressed to the company's corporate secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the company's bylaws provide that any shareholder wishing to propose any other business at the annual meeting must give the company written notice by November 8, 2011 and no earlier than September 9, 2011. That notice must provide certain other information as described in the bylaws. Copies of the bylaws are available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

Does the company offer an opportunity to receive future proxy materials electronically?
Yes. If you are a shareholder of record or a member of the 401(k) plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available, along with a web address for viewing the materials and instructions for voting by telephone or on the Internet. If you have more than one account, you may receive separate e-mail notifications for each account.

You may sign up for electronic delivery in two ways:

- If you vote online as described above, you may sign up for electronic delivery at that time.
- You may sign up at any time by visiting **http://investor.lilly.com/services.cfm**.

If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

What are the benefits of electronic delivery?

Electronic delivery reduces the company's printing and mailing costs. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares online. If you have shares in more than one account, it is an easy way to avoid receiving duplicate copies of proxy materials.

What are the costs of electronic delivery?

The company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

Can I change my mind later?

Yes. You may discontinue electronic delivery at any time. For more information, call 317-433-5112.

What is "householding"?

We have adopted householding, a procedure under which shareholders of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure saves printing and postage costs by reducing duplicative mailings.

Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings.

Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

What if I want to receive a paper copy of the annual report and proxy statement?

If you wish to receive a paper copy of the 2010 annual report and 2011 proxy statement, or future annual reports and proxy statements, please call 1-800-542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will deliver the requested documents to you promptly upon your request.

Board of Directors

Directors' Biographies

Class of 2011
The following four directors' terms will expire at this year's annual meeting. Each of these directors has been nominated and is standing for election to serve a term that will expire in 2014. See "Item. 1 Election of Directors" below for more information.



Michael L. Eskew Age 61 Director since 2008
Former Chairman and Chief Executive Officer, United Parcel Service, Inc.
Mr. Eskew served as chairman and chief executive officer of United Parcel Service, Inc., from January 2002 until December 2007. He continues to serve on the UPS board of directors. Mr. Eskew began his UPS career in 1972 as an industrial engineering manager and held various positions of increasing responsibility, including time with UPS's operations in Germany and with UPS Airlines. In 1993, Mr. Eskew was named corporate vice president for industrial engineering. Two years later he became group vice president for engineering. In 1998, he was elected to the UPS board of directors. In 1999, Mr. Eskew was named executive vice president and a year later was given the additional title of vice chairman. He serves as chairman of the board of trustees of The Annie E. Casey Foundation. Mr. Eskew also serves on the boards of 3M Corporation and IBM Corporation.
Board Committees: audit (chair) and compensation



Alfred G. Gilman, M.D., Ph.D. Age 69 Director since 1995
Chief Scientific Officer, Cancer Prevention and Research Institute of Texas
Dr. Gilman is the chief scientific officer of the Cancer Prevention and Research Institute of Texas and regental professor of pharmacology emeritus at the University of Texas Southwestern Medical Center at Dallas. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 to 1981 and was named a professor of pharmacology there in 1977. He previously served as executive vice president for academic affairs and provost of the University of Texas Southwestern Medical Center at Dallas, dean of the University of Texas Southwestern Medical School, and professor of pharmacology at the University of Texas Southwestern Medical Center. He held the Raymond and Ellen Willie Distinguished Chair of Molecular Neuropharmacology; the Nadine and Tom Craddick Distinguished Chair in Medical Science; and the Atticus James Gill, M.D., Chair in Medical Science at the university and was named a regental professor in 1995. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.
Board Committees: public policy and compliance and science and technology (chair)



Karen N. Horn, Ph.D. Age 67 Director since 1987
Retired President, Private Client Services, and Managing Director, Marsh, Inc.
Ms. Horn serves as the board's lead director. She served as president of private client services and managing director of Marsh, Inc. from 1999 until her retirement in 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chairman and chief executive officer of Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell Telephone Company of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of T. Rowe Price Mutual Funds; Simon Property Group, Inc.; and Norfolk Southern Corporation and vice chairman of the U.S. Russia Foundation. She previously served on the board of Fannie Mae and Georgia-Pacific Corporation. Ms. Horn has been senior managing director of Brock Capital Group since 2004.
Board Committees: compensation (chair) and directors and corporate governance



John C. Lechleiter, Ph.D. Age 57 Director since 2005

Chairman, President, and Chief Executive Officer

Dr. Lechleiter is chairman, president, and chief executive officer of Eli Lilly and Company. He served as president and chief operating officer from 2005 to 2008. He joined Lilly in 1979 as a senior organic chemist and has held management positions in England and the U.S. He was named vice president of pharmaceutical product development in 1993 and vice president of regulatory affairs in 1994. In 1996, he was named vice president for development and regulatory affairs. Dr. Lechleiter became senior vice president of pharmaceutical products in 1998 and executive vice president for pharmaceutical products and corporate development in 2001. He was named executive vice president for pharmaceutical operations in 2004. He is a member of the American Chemical Society, Business Roundtable, and Business Council. Dr. Lechleiter serves on the boards of Pharmaceutical Research and Manufacturers of America (PhRMA); United Way Worldwide; Xavier University (Cincinnati, Ohio); Life Sciences Foundation; Central Indiana Corporate Partnership; and the 2012 Indianapolis Super Bowl Host Committee. He also serves on the board of Nike, Inc.

Board Committees: none

Class of 2012

The following four directors will continue in office until 2012.



Martin S. Feldstein, Ph.D. Age 71 Director since 2002

George F. Baker Professor of Economics, Harvard University

Dr. Feldstein is the George F. Baker Professor of Economics at Harvard University and president emeritus of the National Bureau of Economic Research. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic adviser. Dr. Feldstein served as president and chief executive officer of the National Bureau of Economic Research from 1977 to 1982 and 1984 to 2008. In 2009, President Obama appointed him to the President's Economic Recovery Advisory Board. He is a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a trustee of the Council on Foreign Relations and a member of the Trilateral Commission, the Group of 30, the American Academy of Arts and Sciences, and the Council of Academic Advisors of the American Enterprise Institute and past president of the American Economic Association. He previously served on the boards of American International Group, Inc. and HCA Inc.

Board Committees: audit, finance, and public policy and compliance (chair)



J. Erik Fyrwald Age 51 Director since 2005

Chairman, President, and Chief Executive Officer, Nalco Company

Mr. Fyrwald joined Nalco Company (a leading integrated water treatment and process improvement company) as chairman, president, and chief executive officer in February 2008 following a 27-year career at DuPont. From 2003 to 2008, Mr. Fyrwald served as group vice president of the agriculture and nutrition division at DuPont. From 2000 until 2003, he was vice president and general manager of DuPont's nutrition and health business. In 1999, Mr. Fyrwald was vice president for corporate strategic planning and business development. At DuPont, he held a broad variety of assignments in a number of divisions covering many industries. He has worked in several locations throughout North America and Asia. In addition to serving as chairman of Nalco's board of directors, Mr. Fyrwald serves as a director of the Society of Chemical Industry, the American Chemistry Council, and the Chicago Public Education Fund, and is a trustee of the Field Museum of Chicago.

Board Committees: public policy and compliance and science and technology



Ellen R. Marram Age 64 Director since 2002

President, The Barnegat Group LLC

Ms. Marram is the president of The Barnegat Group LLC, a firm that provides business advisory services. She was a managing director at North Castle Partners, LLC from 2000 to 2005 and is currently an advisor to the firm. From 1993 to 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, she was president and chief executive officer of the Nabisco Biscuit Company, the largest operating unit of Nabisco, Inc.; from 1987 to 1988, she was president of Nabisco's grocery division; and from 1970 to 1986, she held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company and The New York Times Company, as well as several private companies. She previously served on the board of Cadbury plc. She also serves on the boards of Institute for the Future, New York-Presbyterian Hospital, Lincoln Center Theater, and Families and Work Institute.

Board Committees: compensation and directors and corporate governance (chair)



Douglas R. Oberhelman Age 58 Director since 2008

Chairman and Chief Executive Officer, Caterpillar Inc.

Mr. Oberhelman has been chairman of the board of Caterpillar Inc. since November 2010 and chief executive officer since July 2010. He previously served as vice chairman and chief executive officer-elect of Caterpillar. He joined Caterpillar in 1975 and has held a variety of positions, including senior finance representative based in South America for Caterpillar Americas Co; region finance manager and district manager for the company's North American commercial division; and managing director and vice general manager for strategic planning at Caterpillar Japan Ltd. Mr. Oberhelman was elected a vice president in 1995, serving as Caterpillar's chief financial officer from 1995 to November 1998. In 1998, he became vice president with responsibility for the engine products division and he was elected a group president and member of Caterpillar's executive office in 2002. Mr. Oberhelman serves on the boards of Caterpillar, The Nature Conservancy–Illinois Chapter, the National Association of Manufacturers, the Manufacturing Institute, and the Wetlands America Trust. He previously served on the board of Ameren Corporation.

Board Committees: audit and finance

Class of 2013

The following five directors will continue in office until 2013.



Ralph Alvarez Age 55 Director since 2009

Retired President and Chief Operating Officer, McDonald's Corporation

Mr. Alvarez served as president and chief operating officer of McDonald's Corporation from August 2006 until December 2009. Previously, he served as president of McDonald's North America, with responsibility for all the McDonald's restaurants in the U.S. and Canada. Prior to that, he was president of McDonald's USA. Mr. Alvarez joined McDonald's in 1994 and has held a variety of leadership roles throughout his career, including chief operations officer and president of the central division, both with McDonald's USA, and president of McDonald's Mexico. Prior to joining McDonald's, he held leadership positions at Burger King Corporation and Wendy's International, Inc. Mr. Alvarez serves on the board of directors of Lowe's Companies, Inc. He also serves on the President's Council, the School of Business Administration Board of Overseers, and the International Advisory Board of the University of Miami. He was previously a member of the boards of McDonald's Corporation and KeyCorp.

Board Committees: finance, public policy and compliance, and science and technology



Sir Winfried Bischoff Age 69 Director since 2000

Chairman, Lloyds Banking Group plc

Sir Winfried Bischoff has been chairman of the board of Lloyds Banking Group plc since September 2009. He served as chairman of Citigroup Inc. from December 2007 until February 2009 and as interim chief executive officer for a portion of 2007. He served as chairman of Citigroup Europe from 2000 to 2009. From 1995 to 2000, he was chairman of Schroders plc. He joined the Schroder Group in 1966 and held a number of positions there, including chairman of J. Henry Schroder & Co. and group chief executive of Schroders plc. He is also a director of The McGraw-Hill Companies, Inc. He previously served on the boards of Citigroup Inc., Prudential plc, Land Securities plc, and Akbank T.A.S.

Board Committees: directors and corporate governance and finance (chair)



R. David Hoover Age 65 Director since 2009

Chairman, Ball Corporation

Mr. Hoover is chairman of Ball Corporation. Mr. Hoover joined Ball Corporation in 1970 and has held a variety of leadership roles throughout his career, including vice president and treasurer; executive vice president and chief financial officer; vice chairman, president, and chief operating officer; and chairman, president, and chief executive officer. He is a member of the boards of Ball Corporation; Energizer Holdings, Inc.; and Qwest Communications International Inc. Mr. Hoover previously served on the board of Irwin Financial Corporation. He is a member and past chair of the board of trustees of DePauw University and on the Indiana University Kelley School of Business Dean's Council. He is also a director of Boulder Community Hospital and a member of the Colorado Forum.

Board Committees: audit and compensation



Franklyn G. Prendergast, M.D., Ph.D. Age 66 Director since 1995

Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School; and Director, Mayo Clinic Center for Individualized Medicine

Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School and the director of the Mayo Clinic Center for Individualized Medicine. He has held several other teaching positions at the Mayo Medical School since 1975.

Board Committees: public policy and compliance and science and technology



Kathi P. Seifert Age 61 Director since 1995

Retired Executive Vice President, Kimberly-Clark Corporation

Ms. Seifert served as executive vice president for Kimberly-Clark Corporation until June 2004. She joined Kimberly-Clark in 1978 and served in several capacities in connection with both the domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She is chairman of Katapult, LLC. Ms. Seifert serves on the boards of Supervalu Inc.; Revlon Consumer Products Corporation; Lexmark International, Inc.; Appleton Papers Inc.; the U.S. Fund for UNICEF; and the Fox Cities Performing Arts Center.

Board Committees: audit and compensation

Highlights of the Company's Corporate Governance Guidelines

The following summary provides highlights of the company's guidelines established by the board of directors. A complete copy of the guidelines is available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

I. Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the company's management. Their responsibilities include:

- providing general oversight of the business
- approving corporate strategy
- approving major management initiatives
- providing oversight of legal and ethical conduct
- overseeing the company's management of significant business risks
- selecting, compensating, and evaluating directors
- evaluating board processes and performance
- selecting, compensating, evaluating, and, when necessary, replacing the chief executive officer, and compensating other senior executives
- ensuring that a succession plan is in place for all senior executives.

II. Composition of the Board

Mix of Independent Directors and Officer-Directors

There should always be a substantial majority (75 percent or more) of independent directors. The chief executive officer should be a board member. Other officers may, from time to time, be board members, but no officer other than the chief executive officer should expect to be elected to the board by virtue of his or her position in the company.

Selection of Director Candidates

The board selects candidates for board membership and establishes the criteria to be used in identifying potential candidates. The board delegates the screening process to the directors and corporate governance committee. For more information on the director nomination process, including the current selection criteria, see "Directors and Corporate Governance Committee Matters."

Independence Determinations

The board annually determines and discloses the independence of directors based on a review by the directors and corporate governance committee. No director is considered independent unless the board has determined that he or she has no material relationship with the company, either directly or as a partner, significant shareholder, or officer of an organization that has a material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the board has adopted categorical independence standards consistent with the New York Stock Exchange (NYSE) listing standards, except that the "look-back period" for determining whether a director's prior relationship with the company impairs independence is extended from three to four years.

Specifically, a director is not considered independent if (i) the director or an immediate family member is a current partner of the company's independent auditor (currently Ernst & Young LLP); (ii) the director is a current employee of such firm; (iii) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was within the last four years (but is no longer) a partner or employee of such firm and personally worked on our audit within that time.

In addition, a director is not considered independent if any of the following relationships existed within the previous four years:

- a director who is an employee of the company, or whose immediate family member is an executive officer of the company. Temporary service by an independent director as interim chairman or chief executive officer will not disqualify the director from being independent following completion of that service.
- a director who receives any direct compensation from the company other than the director's normal director compensation, or whose immediate family member receives more than $120,000 per year in direct compensation from the company other than for service as a nonexecutive employee.

- a director who is employed (or whose immediate family member is employed as an executive officer) by another company where any Lilly executive officer serves on the compensation committee of that company's board.
- a director who is employed by, who is a 10 percent shareholder of, or whose immediate family member is an executive officer of a company that makes payments to or receives payments from Lilly for property or services that exceed the greater of $1 million or 2 percent of that company's gross revenue in a single fiscal year.
- a director who is an executive officer of a nonprofit organization that receives grants or contributions from the company exceeding the greater of $1 million or 2 percent of that organization's gross revenue in a single fiscal year.

Members of board committees must meet all applicable independence tests of the NYSE, Securities and Exchange Commission (SEC), and Internal Revenue Service (IRS).

The directors and corporate governance committee determined that all 12 nonemployee directors listed below are independent, and that the members of each committee also meet the independence standards referenced above. The committee recommended this conclusion to the board and explained the basis for its decision, and this conclusion was adopted by the board. The committee and the board determined that none of the 12 directors has had during the last four years (i) any of the relationships listed above or (ii) any other material relationship with the company that would compromise his or her independence. In reaching this conclusion, the directors and corporate governance committee reviewed directors' responses to a questionnaire asking about their relationships with the company and other potential conflicts of interest, as well as information provided by management related to transactions, relationships, or arrangements between the company and the directors or parties related to the directors. The table below includes a description of categories or types of transactions, relationships, or arrangements considered by the board in reaching its determinations. All of these transactions were entered into at arm's length in the normal course of business and, to the extent they are commercial relationships, have standard commercial terms. None of these transactions exceeded the thresholds described above or otherwise compromises the independence of the named directors.

Name	Independent	Transactions/Relationships/Arrangements
Mr. Alvarez	Yes	None
Sir Winfried Bischoff	Yes	None
Mr. Eskew	Yes	None
Dr. Feldstein	Yes	None
Mr. Fyrwald	Yes	Nalco water treatment services—immaterial
Dr. Gilman	Yes	None
Mr. Hoover	Yes	None
Ms. Horn	Yes	None
Ms. Marram	Yes	None
Mr. Oberhelman	Yes	None
Dr. Prendergast	Yes	Lilly grants and contributions to Mayo Clinic and Mayo Foundation—immaterial
Ms. Seifert	Yes	None

Director Tenure and Retirement Policy

Subject to the company's charter documents, the following are the board's expectations for director tenure:

- A company officer-director, including the chief executive officer, will resign from the board at the time he or she retires or otherwise ceases to be an active employee of the company.
- Nonemployee directors will retire from the board not later than the annual meeting of shareholders that follows their seventy-second birthday.
- Directors may stand for reelection even though the board's retirement policy would prevent them from completing a full three-year term.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the board. The directors and corporate governance committee will assess the situation and recommend to the board whether to accept the resignation.

Other Board Service

Effective November 1, 2009, no new director may serve on more than three other public company boards, and no incumbent director may accept new positions on public company boards that would result in service on more than three other public company boards. The directors and corporate governance committee or the chair of that committee may approve exceptions to this limit upon a determination that such additional service will not impair the director's effectiveness on the board.

Voting for Directors

In an uncontested election, any nominee for director who fails to receive a majority of the votes cast shall promptly tender his or her resignation following certification of the shareholder vote. The directors and corporate governance committee will consider the resignation offer and recommend to the board whether to accept it. The board will act on the committee's recommendation within 90 days following certification of the shareholder vote. Board action on the matter will require the approval of a majority of the independent directors.

The company will disclose the board's decision on a Form 8-K within four business days after the decision, including a full explanation of the process by which the decision was reached and, if applicable, the reasons why the board rejected the director's resignation. If the resignation is accepted, the directors and corporate governance committee will recommend to the board whether to fill the vacancy or reduce the size of the board.

Any director who tenders his or her resignation under this provision will not participate in the committee or board deliberations regarding the resignation offer. If all members of the directors and corporate governance committee fail to receive a majority of the votes cast at the same election, the independent directors who did receive a majority of the votes cast will appoint a committee amongst themselves to consider the resignation offers and recommend to the board whether to accept them.

III. Director Compensation and Equity Ownership

The directors and corporate governance committee annually reviews board compensation. Any recommendations for changes are made to the board by the committee.

Directors should hold meaningful equity ownership positions in the company; accordingly, a significant portion of director compensation is in the form of company equity. Directors are required to hold company stock valued at not less than five times their annual cash retainer; new directors are allowed five years to reach this ownership level.

IV. Key Board Responsibilities

Selection of Chairman and Chief Executive Officer; Succession Planning

The board currently combines the role of chairman of the board with the role of chief executive officer, coupled with a lead director position to further strengthen the governance structure. The board believes this provides an efficient and effective leadership model for the company. Combining the chairman and CEO roles fosters clear accountability, effective decision-making, and alignment on corporate strategy. To assure effective independent oversight, the board has adopted a number of governance practices, including:

- a strong, independent, clearly-defined lead director role (see below for a full description of the role)
- executive sessions of the independent directors after every regular board meeting
- annual performance evaluations of the chairman and CEO by the independent directors.

However, no single leadership model is right for all companies and at all times. The board recognizes that depending on the circumstances, other leadership models, such as a separate independent chairman of the board, might be appropriate. Accordingly, the board periodically reviews its leadership structure.

The lead director recommends to the board an appropriate process by which a new chairman and chief executive officer will be selected. The board has no required procedure for executing this responsibility because it believes that the most appropriate process will depend on the circumstances surrounding each such decision.

A key responsibility of the CEO and the board is ensuring that an effective process is in place to provide continuity of leadership over the long term. Each year, succession-planning reviews are held at every significant organizational level of the company, culminating in a detailed review of senior leadership talent by the compensation committee and a summary review by the independent directors as a whole. During this review, the CEO and the independent directors discuss future candidates for senior leadership positions, succession timing for those positions, and development plans for the highest-potential candidates. This process ensures continuity of leadership over the long term, and it forms the basis on which the company makes ongoing leadership assignments. It is a key success factor in managing the long planning and investment lead times of our business.

In addition, the CEO maintains in place at all times, and reviews with the independent directors, a confidential plan for the timely and efficient transfer of his or her responsibilities in the event of an emergency or his or her sudden incapacitation or departure.

Evaluation of Chief Executive Officer

The lead director is responsible for leading the independent directors in executive session to assess the performance of the chief executive officer at least annually. The results of this assessment are reviewed with the chief executive officer and considered by the compensation committee in establishing the chief executive officer's compensation for the next year.

Corporate Strategy

Once each year, the board devotes an extended meeting with senior management to discuss the strategic issues and opportunities facing the company, allowing the board an opportunity to provide direction for the corporate strategic plan. These strategy sessions also provide the board an opportunity to interact extensively with the company's senior leadership team. This assists the board in its succession-management responsibilities.

Throughout the year, significant corporate strategy decisions are brought to the board for approval.

Code of Ethics

The board approves the company's code of ethics. This code is set out in:

- *The Red Book,* a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our board of directors
- *Code of Ethical Conduct for Lilly Financial Management,* a supplemental code for our chief executive officer and all members of financial management that recognizes the unique responsibilities of those individuals in assuring proper accounting, financial reporting, internal controls, and financial stewardship.

Both documents are available online at **http://www.lilly.com/about/compliance/conduct/** or in paper form upon request to the company's corporate secretary.

The audit committee and public policy and compliance committee assist in the board's oversight of compliance programs with respect to matters covered in the code of ethics.

Risk Oversight

The company has an enterprise risk management program overseen by its chief ethics and compliance officer and senior vice president of enterprise risk management, who reports directly to the CEO and is a member of the company's top leadership committee. Enterprise risks are identified and prioritized by management, and the top prioritized risks are assigned to a board committee or the full board for oversight. For example, strategic risks are typically overseen by the full board; financial risks are overseen by the audit or finance committee; compliance and reputational risks are typically overseen by the public policy and compliance committee; and scientific risks are overseen by the science and technology committee. Management periodically reports on each such risk to the relevant committee or the board. The enterprise risk management program as a whole is reviewed annually at a joint meeting of the audit and public policy and compliance committees, and enterprise risks are also addressed at the annual board strategy session. Additional review or reporting on enterprise risks is conducted as needed or as requested by the board or committee. Also, the compensation committee periodically reviews the most important enterprise risks to ensure that compensation programs do not encourage excessive risk-taking. The board's role in the oversight of risk had no effect on the board's leadership structure.

V. Functioning of the Board

Executive Sessions of Directors

The independent directors meet alone in executive session and in private session with the chief executive officer at every regularly scheduled board meeting.

Lead Director

The board annually appoints a lead director from among the independent directors (currently Ms. Horn). The board has no set policy for rotation of the lead director role but believes that periodic rotation is appropriate. The lead director:

- leads the board's processes for selecting and evaluating the chief executive officer;
- presides at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors unless the directors decide that, due to the subject matter of the session, another independent director should preside;
- serves as a liaison between the chairman and the independent directors;
- approves meeting agendas and schedules and generally approves information sent to the board;
- has the authority to call meetings of the independent directors; and
- has the authority to retain advisors to the independent directors.

Conflicts of Interest

Occasionally a director's business or personal relationships may give rise to an interest that conflicts, or appears to conflict, with the interests of the company. Directors must disclose to the company all relationships that create a conflict or an appearance of a conflict. The board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any conflict or appearance of a conflict, board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

Review and Approval of Transactions with Related Persons

The board has adopted a written policy and written procedures for review, approval, and monitoring of transactions involving the company and related persons (directors and executive officers, their immediate family members, or shareholders of 5 percent or greater of the company's outstanding stock). The policy covers any related-person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

- *Policy*. Related-person transactions must be approved by the board or by a committee of the board consisting solely of independent directors, who will approve the transaction only if they determine that it is in the best interests of the company. In considering the transaction, the board or committee will consider all relevant factors, including:
  - —the company's business rationale for entering into the transaction;
  - —the alternatives to entering into a related-person transaction;
  - —whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally;
  - —the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and
  - —the overall fairness of the transaction to the company.

  The board or relevant committee will periodically monitor the transaction to ensure that there are no changed circumstances that would render it advisable for the company to amend or terminate the transaction.
- *Procedures*.
  - —Management or the affected director or executive officer will bring the matter to the attention of the chairman, the lead director, the chair of the directors and corporate governance committee, or the secretary.
  - —The chairman and the lead director shall jointly determine (or, if either is involved in the transaction, the other shall determine in consultation with the chair of the directors and corporate governance committee) whether the matter should be considered by the board or by one of its existing committees consisting only of independent directors.
  - —If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction.
  - —The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable.
  - —The board or relevant committee will review the transaction annually to determine whether it continues to be in the company's best interests.

Dr. John Bamforth, spouse of Dr. Susan Mahony, senior vice president and president, Lilly oncology, has been employed by the company for over 20 years. In 2010, he was paid approximately $400,000 (including base salary and cash incentive compensation). In addition, he received grants under the company's performance-based equity program with target payouts of approximately 2,900 shares of company stock. Dr. Bamforth also participated in the company's benefit programs generally available to U.S. employees. Dr. Bamforth's compensation was established in accordance with the company's compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

Orientation of New Directors; Director Education

A comprehensive orientation process is in place for new directors. In addition, directors receive ongoing continuing education through educational sessions at meetings, the annual strategy retreat, and periodic communications between meetings. We hold periodic mandatory training sessions for the audit committee, to which other directors and executive officers are invited. We also afford directors the opportunity to attend external director education programs.

Director Access to Management and Independent Advisors

Independent directors have direct access to members of management whenever they deem it necessary. The independent directors and committees are also free to retain their own independent advisors, at company expense, whenever they feel it would be desirable to do so. In accordance with NYSE listing standards, the audit, compensation, and directors and corporate governance committees have sole authority to retain independent advisors to their respective committees.

Assessment of Board Processes and Performance

The directors and corporate governance committee annually assesses the performance of the board, its committees, and board processes based on inputs from all directors. The committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

Committees of the Board of Directors

Number, Structure, and Independence

The duties and membership of the six board-appointed committees are described below. Only independent directors may serve on the committees.

Committee membership and selection of committee chairs are recommended to the board by the directors and corporate governance committee after consulting the chairman of the board and after considering the backgrounds, skills, and desires of the board members. The board has no set policy for rotation of committee members or chairs but annually reviews committee memberships and chair positions, seeking the best blend of continuity and fresh perspectives on the committees.

Functioning of Committees

Each committee reviews and approves its own charter annually, and the directors and corporate governance committee reviews and approves all committee charters annually. The chair of each committee determines the frequency and agenda of committee meetings. In addition, the audit, compensation, and public policy and compliance committees meet alone in executive session on a regular basis; all other committees meet in executive session as needed.

All six committee charters are available online at **http://investor.lilly.com/governance.cfm**.

Audit Committee

The duties of the audit committee are described in the "Audit Committee Report."

Compensation Committee

The duties of the compensation committee are described on pages 23-24, and the "Compensation Committee Report" is shown on page 37.

Directors and Corporate Governance Committee

The duties of the directors and corporate governance committee are described in the "Directors and Corporate Governance Committee Matters" section.

Finance Committee

The finance committee reviews and makes recommendations regarding capital structure and strategies, including dividends, stock repurchases, capital expenditures, financings and borrowings, and significant business development projects.

Public Policy and Compliance Committee

- oversees the processes by which the company conducts its business so that the company will do so in a manner that complies with laws and regulations and reflects the highest standards of integrity
- reviews and makes recommendations regarding policies, practices, and procedures of the company that relate to public policy and social, political, and economic issues.

Science and Technology Committee

- reviews and makes recommendations regarding the company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development
- oversees matters of scientific and medical integrity and risk management.

Membership and Meetings of the Board and Its Committees

In 2010, each director attended more than 78 percent of the total number of meetings of the board and the committees on which he or she serves. In addition, all board members are expected to attend the annual meeting of shareholders, and 11 directors attended in 2010. Current committee membership and the number of meetings of the board and each committee in 2010 are shown in the table below.

Name	Board	Audit	Compensation	Directors and Corporate Governance	Finance	Public Policy and Compliance	Science and Technology
Mr. Alvarez	Member				Member	Member	Member
Sir Winfried Bischoff	Member			Member	Chair		
Mr. Eskew	Member	Chair	Member				
Dr. Feldstein	Member	Member			Member	Chair	
Mr. Fyrwald	Member					Member	Member
Dr. Gilman	Member					Member	Chair
Mr. Hoover	Member	Member	Member				
Ms. Horn	Lead Director		Chair	Member			
Dr. Lechleiter	Chair						
Ms. Marram	Member		Member	Chair			
Mr. Oberhelman	Member	Member			Member		
Dr. Prendergast	Member					Member	Member
Ms. Seifert	Member	Member	Member				
Number of 2010 Meetings	7	10	10	4	8	8	7

PROXY STATEMENT

Directors' Compensation

Director compensation is reviewed and approved annually by the board, on the recommendation of the directors and corporate governance committee. Directors who are employees receive no additional compensation for serving on the board or its committees.

Cash Compensation

In 2010, the company provided nonemployee directors the following cash compensation:

- retainer of $80,000 per year (payable monthly)
- $1,000 for each committee meeting attended
- $2,000 to the committee chair for each committee meeting conducted as compensation for the chair's preparation time
- retainer of $30,000 per year to the lead director
- reimbursement for customary and usual travel expenses.

In 2011, cash compensation for directors will be revised to eliminate meeting fees, and instead provide an annual retainer of $100,000 (payable monthly). In addition, certain board roles will receive additional annual retainers:

- $3,000 for audit committee and science and technology committee members
- $12,000 for committee chairs ($18,000 for audit committee chair and $15,000 for science and technology committee chair)
- $30,000 for the lead director.

Directors will continue to be reimbursed for customary and usual travel expenses.

Stock Compensation

Stock compensation for nonemployee directors consists of shares of company stock equaling $145,000, deposited annually in a deferred stock account in the Lilly Directors' Deferral Plan (as described below), payable after service on the board has ended.

Lilly Directors' Deferral Plan

This plan allows nonemployee directors to defer receipt of all or part of their cash compensation until after their service on the board has ended. Each director can choose to invest the funds in one or both of two accounts:

- *Deferred Stock Account.* This account allows the director, in effect, to invest his or her deferred cash compensation in company stock. In addition, the annual award of shares to each director noted above (4,187 shares in 2010) is credited to this account on a pre-set annual date. Funds in this account are credited as hypothetical shares of company stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are "reinvested" in additional shares based on the market price of the stock on the date dividends are paid. Actual shares are issued or transferred after the director ends his or her service on the board.
- *Deferred Compensation Account.* Funds in this account earn interest each year at a rate of 120 percent of the applicable federal long-term rate, compounded monthly, as established the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code. The aggregate amount of interest that accrued in 2010 for the participating directors was $181,203, at a rate of 4.9 percent. The rate for 2011 is 4.2 percent.

Both accounts may be paid in a lump sum or in annual installments for up to 10 years, beginning the second January following the director's departure from the board. Amounts in the deferred stock account are paid in shares of company stock.

Directors' Compensation

In 2010, we provided the following compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($) [2]	All Other Compensation and Payments ($) [3]	Total ($) [4]
Mr. Alvarez	$98,000	$145,000	$0	$243,000
Sir Winfried Bischoff	$106,000	$145,000	$0	$251,000
Mr. Eskew	$119,000	$145,000	$0	$264,000
Dr. Feldstein	$115,000	$145,000	$41,000	$301,000
Mr. Fyrwald	$99,000	$145,000	$61,784	$305,784
Dr. Gilman	$109,000	$145,000	$9,500	$263,500
Mr. Hoover	$99,000	$145,000	$30,000	$274,000
Ms. Horn	$144,000	$145,000	$4,700	$293,700
Ms. Marram	$102,000	$145,000	$45,000	$292,000
Mr. Oberhelman	$96,000	$145,000	$49,838	$290,838
Dr. Prendergast	$95,000	$145,000	$0	$240,000
Ms. Seifert	$98,000	$145,000	$37,511	$280,511

[1] In 2010, no director deferred cash compensation into their deferred stock accounts under the Lilly Directors' Deferral Plan (further described above).

[2] Each nonemployee director received an award of stock valued at $145,000 (4,187 shares). This stock award and all prior stock awards are fully vested in that they are not subject to forfeiture; however, the shares are not issued until the director ends his or her service on the board, as further described above under "Lilly Directors' Deferral Plan." The column shows the grant date fair value for each director's stock award. Aggregate outstanding stock awards are shown in the table on page 49 under "Common Stock Ownership by Directors and Executive Officers" in the "Directors' Deferral Plan Shares" column. Aggregate outstanding stock options as of December 31, 2010 are shown in the table below. Nonemployee directors received no stock options in 2010. The company discontinued granting stock options to nonemployee directors in 2005. All outstanding stock options are currently under water, meaning they have no realizable value.

Name	Outstanding Stock Options (Exercisable)	Weighted Average Exercise Price
Mr. Alvarez	—	—
Sir Winfried Bischoff	11,200	$70.22
Mr. Eskew	—	—
Dr. Feldstein	8,400	$68.96
Mr. Fyrwald	—	—
Dr. Gilman	11,200	$70.22
Mr. Hoover	—	—
Ms. Horn	11,200	$70.22
Ms. Marram	5,600	$65.48
Mr. Oberhelman	—	—
Dr. Prendergast	11,200	$70.22
Ms. Seifert	11,200	$70.22

[3] This column consists of amounts donated by the Eli Lilly and Company Foundation, Inc. under its matching gift program, which is generally available to U.S. employees as well as the outside directors. Under this program, the foundation matched 100 percent of charitable donations over $25 made to eligible charities, up to a maximum of $90,000 per year for each individual (beginning in 2011, the maximum has been decreased to $30,000). The foundation matched these donations via payments made directly to the recipient charity.

[4] Directors do not participate in a company pension plan or non-equity incentive plan.

Directors and Corporate Governance Committee Matters

Overview

The directors and corporate governance committee recommends to the board candidates for membership on the board and board committees and for lead director. The committee also oversees matters of corporate governance, including board performance, director independence and compensation, and the corporate governance guidelines. The committee's charter is available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

All committee members are independent as defined in the NYSE listing requirements.

Director Qualifications

The board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the board's deliberations and decisions. Candidates shall have substantial experience with one or more publicly-traded national or multinational companies or shall have achieved a high level of distinction in their chosen fields.

Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, and ethnicity. The board is particularly interested in maintaining a mix that includes the following backgrounds:

- active or retired chief executive officers and senior executives, particularly those with experience in operations, finance, accounting, banking, marketing, and sales
- international business
- medicine and science
- government and public policy
- health care system (public or private).

Finally, board members should display the personal attributes necessary to be an effective director: unquestioned integrity, sound judgment, independence in fact and mindset, ability to operate collaboratively, and commitment to the company, its shareholders, and other constituencies.

Our board members represent a desirable mix of backgrounds, skills, and experiences, and they all share the personal attributes of effective directors described above. The board monitors the effectiveness of this approach via an annual internal board assessment as well as ongoing director succession planning discussions by the directors and corporate governance committee. Below are some of the specific experiences and skills of our independent directors:

Ralph Alvarez

Through his senior executive positions at McDonald's Corporation and other global restaurant businesses, Mr. Alvarez has extensive experience in consumer marketing, global operations, international business, and strategic planning. His international experience includes a special focus on emerging markets.

Sir Winfried Bischoff

Sir Winfried Bischoff has a distinguished career in banking and finance, including commercial banking, corporate finance, and investment banking. He has CEO experience both in Europe and the U.S. He is a globalist, with particular expertise in European matters but with extensive experience overseeing worldwide operations. He has broad corporate governance experience from his service on public company boards in the U.S., UK, and other European and Asian countries.

Michael L. Eskew

Mr. Eskew has CEO experience with UPS, where he established a record of success in managing complex worldwide operations, strategic planning, and building a strong consumer brand focus. He is an audit committee financial expert, based on his CEO experience and his service on other U.S. company audit committees. He has extensive corporate governance experience through his service on the boards of other companies.

Martin S. Feldstein

Dr. Feldstein is a renowned economist, academic, and adviser to U.S. presidents of both political parties. He has deep economic and public policy expertise, financial acumen, and a global perspective. His background as an academic brings a diversity of experience and perspective to the board's deliberations. He has also served on the boards of several major public companies.

J. Erik Fyrwald
Mr. Fyrwald has a strong record of operational and strategy leadership in two complex worldwide businesses with a focus on technology and innovation. An engineer by training, he has extensive senior executive experience at DuPont, a multinational chemical company, where he led their agriculture and nutrition division, which used chemical and biotechnology solutions to enhance plant health. For the last three years he has been chairman and CEO of Nalco, a global technology-based water products and services company.

Alfred G. Gilman
Dr. Gilman is a Nobel Prize winning pharmacologist, researcher, and professor. He has deep expertise in basic science, including mechanisms of drug action, and experience with pharmaceutical discovery research. As the former dean of a major medical school, he brings to the board important perspectives of both the academic and practicing medical communities.

R. David Hoover
Mr. Hoover has extensive CEO experience at Ball Corporation, with a strong record of leadership in operations and strategy. He is an audit committee financial expert as a result of his experience as CEO and CFO of Ball. He also has extensive corporate governance experience through his service on other public company boards.

Karen N. Horn
Ms. Horn is a former CEO with extensive experience in various segments of the financial industry, including banking and financial services. Through her for-profit and her public-private partnership work, she has significant experience in international economics and finance. Ms. Horn has extensive corporate governance experience through service on other public company boards in a variety of industries.

John C. Lechleiter
Dr. Lechleiter is our chairman, president, and chief executive officer. Under our corporate governance guidelines, the CEO is expected to serve on the board of directors. Dr. Lechleiter, a Ph.D. chemist, has over 30 years of experience with the company in a variety of roles of increasing responsibility in research and development, sales and marketing, and corporate administration. As a result, he has a deep understanding of pharmaceutical research and development, sales and marketing, strategy, and operations. He also has significant corporate governance experience through service on other public company boards.

Ellen R. Marram
Ms. Marram is a former CEO with a strong marketing and consumer brand background. Through her nonprofit and private company activities, she has a special focus and expertise in wellness and consumer health. Ms. Marram has extensive corporate governance experience through service on other public company boards in a variety of industries.

Douglas R. Oberhelman
Mr. Oberhelman has a strong strategic and operational background as a senior executive (and most recently as chairman and CEO) of Caterpillar, a leading manufacturing company with worldwide operations and a special focus on emerging markets. He is an audit committee financial expert as a result of his prior experience as CFO of Caterpillar and as a member and chairman of the audit committee of another U.S. public company.

Franklyn G. Prendergast
Dr. Prendergast is a prominent medical clinician, researcher, and academician. He has extensive experience in senior-most administration at Mayo Clinic, a major medical institution, and as director of its renowned cancer center. He has special expertise in two critical areas for Lilly—oncology and personalized medicine. As a medical doctor, he brings an important practicing physician perspective to the board's deliberations.

Kathi P. Seifert
Ms. Seifert is a retired senior executive of Kimberly-Clark, a global consumer products company. She has strong expertise in consumer marketing and brand management, having led sales and marketing for several worldwide brands, with a special focus on consumer health. She has extensive corporate governance experience through her other board positions.

Director Nomination Process

The board delegates the screening process to the directors and corporate governance committee, which receives direct input from other board members. Potential candidates are identified through recommendations from several sources, including:

- incumbent directors
- management
- shareholders
- independent executive search firms that may be retained by the committee to assist in locating and screening candidates meeting the board's selection criteria.

The committee employs the same process for evaluating all candidates, including those submitted by shareholders. The committee initially evaluates a candidate based on publicly available information and any additional information supplied by the party recommending the candidate. If the candidate appears to satisfy the selection criteria and the committee's initial evaluation is favorable, the committee, assisted by management or the search firm, gathers additional data on the candidate's qualifications, availability, probable level of interest, and any potential conflicts of interest. If the committee's subsequent evaluation continues to be favorable, the candidate is contacted by the chairman of the board and one or more of the independent directors for direct discussions to determine the mutual levels of interest in pursuing the candidacy. If these discussions are favorable, the committee makes a final recommendation to the board to nominate the candidate for election by the shareholders (or to select the candidate to fill a vacancy, as applicable).

Process for Submitting Recommendations and Nominations

A shareholder who wishes to recommend a director candidate for evaluation by the committee pursuant to this process should forward the candidate's name and information about the candidate's qualifications to the chair of the directors and corporate governance committee, in care of the corporate secretary, at Lilly Corporate Center, Indianapolis, Indiana 46285. The candidate must meet the selection criteria described above and must be willing and expressly interested in serving on the board.

Under Section 1.9 of the company's bylaws, a shareholder who wishes to directly nominate a director candidate at the 2012 annual meeting (i.e., to propose a candidate for election who is not otherwise nominated by the board through the recommendation process described above) must give the company written notice by November 8, 2011 and no earlier than September 9, 2011. The notice should be addressed to the corporate secretary at Lilly Corporate Center, Indianapolis, Indiana 46285. The notice must contain prescribed information about the candidate and about the shareholder proposing the candidate as described in more detail in Section 1.9 of the bylaws. A copy of the bylaws is available online at **http://investor.lilly.com/governance.cfm**. The bylaws will also be provided by mail without charge upon request to the corporate secretary.

Audit Committee Matters

Audit Committee Membership

All members of the audit committee are independent as defined in the SEC regulations and NYSE listing standards applicable to audit committee members. The board of directors has determined that Mr. Eskew, Mr. Hoover, and Mr. Oberhelman are audit committee financial experts, as defined in the rules of the SEC.

Audit Committee Report

The audit committee ("we" or "the committee") reviews the company's financial reporting process on behalf of the board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls and disclosure controls. In this context, we have met and held discussions with management and the independent auditor. Management represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles (GAAP), and we have reviewed and discussed the audited financial statements and related disclosures with management and the independent auditor, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent auditor reports to us. We have sole authority to appoint and to replace the independent auditor.

We have discussed with the independent auditor matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended and as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, we have received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding communications with the audit committee concerning independence, and have discussed with the independent auditor the auditor's independence from the company and its management. In concluding that the auditor is independent, we determined, among other things, that the nonaudit services provided by Ernst & Young LLP (as described below) were compatible with its independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, we have adopted policies to avoid compromising the independence of the independent auditor, such as prior committee approval of nonaudit services and required audit partner rotation.

We discussed with the company's internal and independent auditors the overall scope and plans for their respective audits, including internal control testing under Section 404 of the Sarbanes-Oxley Act. We periodically meet with the internal and independent auditors, with and without management present, and in private sessions with members of senior management (such as the chief financial officer and the chief accounting officer) to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. We also periodically meet in executive session.

In reliance on the reviews and discussions referred to above, we recommended to the board (and the board subsequently approved the recommendation) that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2010, for filing with the SEC. We have also appointed the company's independent auditor, subject to shareholder ratification, for 2011.

Audit Committee
Michael L. Eskew, Chair
Martin S. Feldstein, Ph.D.
R. David Hoover
Douglas R. Oberhelman
Kathi P. Seifert

Services Performed by the Independent Auditor
The audit committee preapproves all services performed by the independent auditor, in part to assess whether the provision of such services might impair the auditor's independence. The committee's policy and procedures are as follows:

- The committee approves the annual **audit services** engagement and, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, company structure, or other matters. Audit services include internal controls attestation work under Section 404 of the Sarbanes-Oxley Act. The committee may also preapprove other audit services, which are those services that only the independent auditor reasonably can provide.
- **Audit-related services** are assurance and related services that are reasonably related to the performance of the audit, and that are traditionally performed by the independent auditor. The committee believes that the provision of these services does not impair the independence of the auditor.
- **Tax services.** The committee believes that, in appropriate cases, the independent auditor can provide tax compliance services, tax planning, and tax advice without impairing the auditor's independence.
- The committee may approve **other services** to be provided by the independent auditor if (i) the services are permissible under SEC and PCAOB rules, (ii) the committee believes the provision of the services would not impair the independence of the auditor, and (iii) management believes that the auditor is the best choice to provide the services.
- **Process.** At the beginning of each audit year, management requests prior committee approval of the annual audit, statutory audits, and quarterly reviews for the upcoming audit year as well as any other engagements known at that time. Management will also present at that time an estimate of all fees for the upcoming audit year. As specific engagements are identified thereafter, they are brought forward to the committee for approval. To the extent approvals are required between regularly scheduled committee meetings, preapproval authority is delegated to the committee chair.

For each engagement, management provides the committee with information about the services and fees, sufficiently detailed to allow the committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor.

After the end of the audit year, management provides the committee with a summary of the actual fees incurred for the completed audit year.

Independent Auditor Fees

The following table shows the fees incurred for services rendered on a worldwide basis by the company's independent auditor, in 2010 and 2009. All such services were preapproved by the committee in accordance with the preapproval policy.

	2010 (millions)	2009 (millions)
Audit Fees • Annual audit of consolidated and subsidiary financial statements, including Sarbanes-Oxley 404 attestation • Reviews of quarterly financial statements • Other services normally provided by the auditor in connection with statutory and regulatory filings	$8.7	$8.0
Audit-Related Fees • Assurance and related services reasonably related to the performance of the audit or reviews of the financial statements — 2010 and 2009: primarily related to employee benefit plan and other ancillary audits, and due diligence services on potential acquisitions	$0.8	$1.1
Tax Fees • 2010 and 2009: primarily related to consulting and compliance services	$0.9	$1.2
All Other Fees • 2010 and 2009: primarily related to compliance services outside the U.S.	$0.1	$0.1
Total	$10.5	$10.4

Compensation Committee Matters

Scope of Authority

The compensation committee oversees the company's global compensation philosophy and establishes the compensation of executive officers. The committee also acts as the oversight committee with respect to the company's deferred compensation plans, management stock plans, and other management incentive compensation programs. The committee may delegate authority to company officers for day-to-day plan administration and interpretation, including selecting participants, determining award levels within plan parameters, and approving award documents. However, the committee may not delegate any authority for matters affecting the executive officers.

The Committee's Processes and Procedures

The committee's primary processes for establishing and overseeing executive compensation can be found in the "Compensation Discussion and Analysis" section under "The Committee's Processes and Analyses" below. Additional processes and procedures include:

- *Meetings.* The committee meets several times each year (10 times in 2010). Committee agendas are approved by the committee chair in consultation with the committee's independent compensation consultant. The committee meets in executive session after each meeting.
- *Role of independent consultant.* The committee has retained Frederic W. Cook and his firm, Frederic W. Cook & Co., Inc., as its independent compensation consultant to assist the committee. Mr. Cook reports directly to the committee, and neither he nor his firm is permitted to perform any services for management. The consultant's duties include the following:
  - —review committee agendas and supporting materials in advance of each meeting and raise questions with the company's global compensation group and the committee chair as appropriate
  - —review the company's total compensation philosophy, peer group, and target competitive positioning for reasonableness and appropriateness
  - —review the company's executive compensation program and advise the committee of plans or practices that might be changed in light of evolving best practices
  - —provide independent analyses and recommendations to the committee on the CEO's pay
  - —review draft "Compensation Discussion and Analysis" and related tables for the proxy statement
  - —proactively advise the committee on best practices for board governance of executive compensation
  - —undertake special projects at the request of the committee chair.

  The consultant interacts directly with members of company management only on matters under the committee's oversight and with the knowledge and permission of the committee chair.
- *Role of executive officers and management.* With the oversight of the CEO and the senior vice president of human resources, the company's global compensation group formulates recommendations on compensation philosophy, plan design, and the specific compensation recommendations for executive officers (other than the CEO, as noted below). The CEO gives the committee a performance assessment and compensation recommendation for each of the other executive officers. The committee considers those recommendations

with the assistance of its compensation consultant. The CEO and the senior vice president of human resources attend committee meetings but are not present for executive sessions or for any discussion of their own compensation. (Only nonemployee directors and the committee's consultant attend executive sessions.)

The CEO normally does not participate in the formulation or discussion of his pay recommendations; however, as he did last year, Dr. Lechleiter requested that no increases be made to his base salary or incentive targets for 2011. The CEO has no prior knowledge of the recommendations that the consultant makes to the committee.

- *Risk assessment.* With the help of its compensation consultant, in 2010 the committee reviewed the company's compensation policies and practices for all employees, including executive officers. The committee concluded that the company's compensation programs will not have a material adverse effect on the company, after reviewing the business risks disclosed in the 2009 Form 10-K in relation to the design of compensation programs. The committee noted several design features of the company's cash and equity incentive programs that reduce the likelihood of inappropriate risk-taking:
  —incentive plans include payouts at threshold levels that provide for payouts below target
  —incentive payouts are capped at appropriate levels
  —different measures are used across multiple incentive plans
  —the cost of incentive program payouts is included when determining payout results
  —performance objectives are appropriately difficult
  —company performance targets and individual incentive payment targets are set using multiple inputs
  —the bonus program has a continuum of payout levels for individual performance.

  The committee concluded that, for all employees, the company's compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

Compensation Committee Interlocks and Insider Participation

None of the compensation committee members:

- has ever been an officer or employee of the company
- is or was a participant in a related-person transaction in 2010 (see "Review and Approval of Transactions with Related Persons" for a description of our policy on related-person transactions)
- is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

Compensation Discussion and Analysis

Summary

Executive compensation for 2010 aligned well with the objectives of our compensation philosophy and with our performance, driven by these factors:

- *Strong growth in operating results drove strong annual bonus and performance award (PA) payouts.* Strong operating performance included 6.7 percent revenue growth (adjusted for the impact of U.S. health care reform) and 12.7 percent non-GAAP earnings per share (EPS) growth (adjusted for the impact of U.S. health care reform). For the 2009-2010 PA, the annual compounded EPS growth rate was 14.2 percent. These results exceeded our targets (based on expected peer group performance) and resulted in above-target cash bonus and PA payouts for all participants.
- *Lagging stock price resulted in no payout of shareholder value awards (SVAs).* Total shareholder return (TSR) for 2008-2010 failed to meet the threshold for the SVA; as a result, awards granted to executive officers did not pay out.
- *Cost-effective equity design maintained for 2010, with emphasis on long-term performance.* In 2010, we continued our two-year PA program and our three-year SVA program and maintained a 50/50 mix of PAs and SVAs for all members of senior management.
- *A balanced program fosters employee achievement, retention, and engagement.* We delivered a total compensation package composed of salary, performance-based cash and equity incentives, and a competitive employee benefits program. Together these elements reinforced pay-for-performance, provided a balanced focus on both long- and short-term performance, and encouraged employee retention and engagement.

In addition:

- *No increase in CEO target compensation for 2010 or 2011.* As he did last year and in light of the business challenges the company currently faces, Dr. Lechleiter requested, and the compensation committee approved, no increases to his 2011 salary or incentive targets.
- *The compensation committee reviewed the connection between compensation and risk.* The committee reviewed our compensation programs and policies for features that may encourage excessive risk taking and found the overall program to be sound.

Highlights:
- *Strong operating results*
- *Stock price results in no executive officer SVA payout*
- *No increase to CEO salary or incentive targets for 2010 or 2011*



Lilly Performance
Revenue Growth 2010
Non-GAAP EPS Growth 2010
Non-GAAP EPS Growth 2009
3-Year TSR Growth**
Percentage Growth
20%
10%
0%
-10%
-20%
2%
7%*
8%
13%*
8%
16%
-34%
Expected peer group performance
Lilly 2010 performance
2010 Incentive Program Payouts
Multiple of Target
4.00
3.00
2.00
1.00
0.00
1.00
1.42
1.00
2.00
1.00
0.00
Target
Actual
Bonus (cash) 2010
PA (stock) 2009-2010
SVA (stock)** 2008-2010

*adjusted for U.S. health care reform

**SVA payout based on performance against absolute target set when award is initially granted using an expected compounded annual rate of total shareholder return (TSR) for large-cap companies

The Committee's Processes and Analyses

Linking Business Strategy and Compensation Program Design

At Lilly, we aim to discover, develop, and acquire innovative new therapies—medicines that make a real difference for patients and deliver clear value for payers. In addition, we must continually improve productivity in all that we do. To achieve these goals, we must attract, engage, and retain highly-talented individuals who are committed to the company's core values of integrity, excellence, and respect for people. Our compensation and benefits programs are based on these objectives:

Executive Compensation Philosophy:
- *Individual and company performance*
- *Long-term focus*
- *Efficient and egalitarian*
- *Consideration of both internal relativity and competitive pay*

- *Reflect individual and company performance.* We link all employees' pay to individual and company performance.
  - —As employees assume greater responsibilities, more of their pay is linked to company performance and shareholder returns through increased participation in equity programs.
  - —We seek to deliver above-market compensation given top-tier individual and company performance, but below-market compensation where individual performance falls short of expectations or company performance lags the industry.

—Our 2010 incentive programs used a combination of financial metrics (revenue, EPS, and TSR), as measured against the performance of our peer companies. We design our programs to be simple and clear, so that employees can understand how their efforts affect their pay.
—We balance the objectives of pay-for-performance and employee retention. Even during downturns in company performance, the program should continue to motivate and engage successful, high-achieving employees.

- *Foster a long-term focus.* In our industry, long-term focus is critical to success and is consistent with our goal of retaining highly-talented employees as they build their careers. A competitive benefits program aids retention. As employees progress to higher levels of the organization, a greater portion of compensation is tied to long-term performance through our equity programs.
- *Provide compensation consistent with the level of job responsibility and reflective of the market.* We seek internal pay relativity, meaning that pay differences among jobs should be commensurate with differences in job responsibility and impact. In addition, the committee compares the company's programs with a peer group of global pharmaceutical companies. Pharmaceutical companies' needs for scientific and sales and marketing talent are unique to the industry and we must compete with these companies for talent.
- *Provide efficient and egalitarian compensation.* We seek to deliver superior long-term shareholder returns and to share value created with employees in a cost-effective manner. While compensation will always reflect differences in job responsibilities, geographies, and marketplace considerations, the overall structure of compensation and benefits programs should be broadly similar across the organization.
- *Appropriately mitigate risk.* The compensation committee reviews the company's compensation policies and practices annually and works with management to ensure that program design does not inadvertently create inappropriate incentives.

Setting Compensation

The compensation committee uses several tools to set compensation targets that meet company objectives. Among those are:

- *Assessment of individual performance.* Individual performance has a strong impact on compensation.
  —The independent directors, under the direction of the lead director, meet with the CEO at the beginning of the year to agree upon the CEO's performance objectives for the year. At the end of the year, the independent directors meet with the CEO and in executive session to assess the CEO's performance based on his achievement of the objectives, contribution to the company's performance, ethics and integrity, and other leadership accomplishments. This evaluation is shared with the CEO by the lead director and is used by the compensation committee in setting the CEO's compensation for the following year.
  —For the other executive officers, the committee receives performance assessments and compensation recommendations from the CEO and also exercises its judgment based on the board's interactions with the executive officers. As with the CEO, an executive officer's performance assessment is based on his or her achievement of objectives established between the executive officer and the CEO, contribution to the company's performance, ethics and integrity, and other leadership attributes and accomplishments.
- *Assessment of company performance.* The committee uses company performance measures in two ways:
  —In establishing total compensation ranges, the committee uses as a reference the performance of the company and its peer group with respect to revenue, EPS, return on assets, return on equity, and TSR.
  —The committee establishes specific company performance targets that determine payouts under the company's cash and equity incentive programs.
- *Peer group analysis.* The committee reviews peer group data as a market check for compensation decisions, but does not base compensation targets on peer group data only.
  —*Overall competitiveness.* The committee uses aggregated market data as a reference point to ensure that executive compensation is competitive, meaning within the broad middle range of comparative pay at peer companies when the company achieves the targeted performance levels. The committee does not target a specific position within the range.
  —*Individual competitiveness.* The committee compares the overall pay of individual executives if the jobs are sufficiently similar to make the comparison meaningful. The individual's pay is driven primarily by individual and company performance and internal relativity; the peer group data is used as a market check to ensure that individual pay remains within the broad middle range of peer group pay. The committee does not target a specific position within the range.

Compensation Considerations:
- *Individual metrics*
- *Company metrics*
- *Peer group analysis*
- *External advisor*
- *Internal relativity*

The peer group consists of Abbott Laboratories; Amgen Inc.; AstraZeneca plc; Bristol-Myers Squibb Company; GlaxoSmithKline plc; Hoffmann-La Roche Inc.; Johnson & Johnson; Merck & Co., Inc.; Novartis AG; Pfizer Inc.; and Sanofi-Aventis (Schering-Plough Corporation and Wyeth are no longer included independently, due to industry consolidation). The committee reviews the peer group for appropriateness at least every three years, and the current peer group was used in both 2009 and 2010 (with the exception of Schering-Plough Corporation and Wyeth in 2010). The peer companies are direct competitors for our products, operate in a similar business model, and employ people with the unique skills required to operate an established biopharmaceutical company. The committee also considers market cap and revenue as measures of size; with the exception of Johnson & Johnson, all peer companies were between one-half to three times our size with regard to both measures at the time the peer group was approved in 2008. The committee included Johnson & Johnson, despite its size, because it competes directly with Lilly for talent at all management levels.

- *CEO compensation.* To provide further assurance of independence, the compensation recommendation for the CEO is developed by the committee's independent consultant with limited support from company staff. The consultant prepares analyses showing competitive CEO compensation among the peer group for the individual elements of compensation and total direct compensation. The consultant develops a range of recommendations for any change in the CEO's base salary, annual cash incentive target, equity grant value, and equity mix. The recommendations take into account the peer competitive pay analysis, expected future pay trends, and importantly, the position of the CEO in relation to other senior company executives and proposed pay actions for all key employees of the company. The range allows the committee to exercise its discretion based on the CEO's individual performance and other factors. The CEO has no prior knowledge of the recommendations and normally takes no part in the recommendations, committee discussions, or decisions. For 2011, as he did for 2010, Dr. Lechleiter requested that no increases be made to his base salary or incentive targets.

Executive Compensation for 2010

Overview

In setting target compensation for 2010, the committee reviewed 2009 individual and company performance and peer group data as discussed above, and also considered expected competitive trends in executive pay. That review showed:

- *Company performance.* In 2009, the company performed in the upper tier of the peer group in non-GAAP EPS growth, revenue growth, return on assets, and return on equity and in the lower tier in one-year and five-year TSR.
- *Individual performance.* As described above under "Setting Compensation," base salary increases were driven largely by individual performance assessments. In assessing the 2009 performance of executive officers, the independent directors (for the CEO) and the compensation committee (with regard to all executive officers) considered the company's and the executive officer's accomplishment of objectives established at the beginning of the year and their own subjective assessment of the executive officer's performance.
  - —In assessing Dr. Lechleiter's performance, the independent directors noted that under Dr. Lechleiter's leadership in 2009, the company:
    - delivered strong pro forma revenue growth (5 percent actual vs. 3 percent expected industry growth) and pro forma non-GAAP EPS growth (16 percent actual vs. 7 percent expected industry growth)
    - held the growth of marketing, selling, and administrative expenses at a rate slower than revenue while increasing our investment in research and development as a percentage of revenue
    - exceeded its targeted product pipeline milestones related to advancing potential medicines through the development process (100 actual vs. 89 targeted)
    - announced and began implementation of sweeping organizational changes designed to speed development, improve competitiveness in key therapeutic areas and geographies, and reduce its cost base
    - effectively integrated ImClone, the largest acquisition in the company's history.

    The committee also noted Dr. Lechleiter's successful accomplishment of his objectives to implement the company's Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services and reinforce ethics and compliance across the company, engage with the new U.S. administration and Congress on matters of importance to the company, continue to place emphasis on business development, ensure robust succession management plans for all key roles, and as incoming chairman, foster continued effectiveness of the board of directors and board processes.

    Despite Dr. Lechleiter's strong performance, the committee agreed with Dr. Lechleiter's request that his base salary and incentive plan targets not be increased for 2010.
  - —Dr. Lundberg began employment with the company in January 2010, and the committee approved his compensation during the recruiting process.
  - —Under Mr. Rice's leadership as chief financial officer, expense reduction efforts contributed to the above-plan earnings growth noted above, despite below-plan results of the company's animal health segment. In addition, the company strengthened its balance sheet through strong operating cash flows, careful

management of capital expenditures, and the successful refinancing (in a difficult financial market) of the short-term debt incurred in 2008 to acquire ImClone. Mr. Rice maintained proper internal controls and financial compliance, drove business transformation efforts, demonstrated his commitment to diversity and succession management, and took a leadership role in the design of the company's new global shared services function.
—Under Mr. Carmine's leadership of the sales and marketing organization, worldwide revenue growth of 5 percent exceeded plan, as noted above, with all geographic regions contributing to above-plan growth, although initial Effient® sales were slower than expected. Cost-containment measures led to sales and marketing expenses growing only 1 percent, slightly below plan. Mr. Carmine reinforced a culture of high performance with high integrity in the sales and marketing organization and demonstrated strong leadership in the company's organizational redesign efforts.
—Mr. Armitage successfully mitigated the company's risks related to several legal matters, including Zyprexa®-related litigation matters, the defense of the company's worldwide patents, and the implementation of the company's Corporate Integrity Agreement. In addition, Mr. Armitage continued to provide industry leadership in shaping intellectual property laws and policies to foster pharmaceutical innovation, supported diversity and succession management initiatives, and demonstrated his commitment to ethics and integrity.

- *Pay relative to peer group.* The company's total compensation to executive officers, in the aggregate, for 2009 was in the broad middle range of the peer group.

The committee determined the following:

- *Program elements.* The 2010 program consisted of base salary, a cash incentive bonus, and two forms of performance-based equity grants: PAs and SVAs. Executives also received the company employee benefits package. This total compensation program balances the mix of cash and equity compensation, the mix of current and longer-term compensation, the mix of financial and market goals, and the security of foundational benefits in a way that furthers the compensation objectives discussed above.
- *Targets.* The company generally maintained pay ranges and a balance of pay elements similar to 2009. The committee believes this overall program continues to provide cost-effective delivery of total compensation that:
  —encourages employee retention and engagement by delivering competitive cash and equity components
  —maintains a strong link to company performance and shareholder returns through a balanced equity incentive program without encouraging excessive risk-taking
  —maintains appropriate internal pay relativity
  —provides opportunity for total pay within the broad middle range of expected peer-group pay given company performance comparable to that of our peers.

The graph below shows the balance of fixed and performance-based target compensation determined by the committee and actual compensation received for 2010. The target compensation reflects decisions made by the compensation committee for 2010. This includes the 2010-2011 PA and the 2010-2012 SVA. For comparison purposes, actual compensation includes compensation *earned or paid* in 2010, including 2010 base salary and cash incentive bonus as well as the equity awards that completed their performance periods in 2010—the 2009-2010 PA and the 2008-2010 SVA.



2010 Target and Actual Compensation (millions)
Lechleiter
Target
$11.1
Actual
$12.1
Lundberg
Target
$4.3
Rice
Target
$4.8
Actual
$5.2
Carmine
Target
$4.8
Actual
$5.2
Armitage
Target
$3.5
Actual
$3.8
Fixed
Performance based
Base salary
Bonus
PA
SVA
Cash
Long-term equity

Actual base salary and bonus amounts are shown in the Summary Compensation Table. The PA payout for 2009-2010 performance paid out at 200 percent of target, as shown in the Outstanding Equity Awards at December 31, 2010 table. The SVA payout for 2008-2010 performance was zero for all named executive officers. Since Dr. Lundberg joined the company after these awards were granted, he was not eligible for either payout. The graph above shows 2010 target compensation for Dr. Lundberg and excludes one-time incentive compensation he received upon joining the company.

Base Salary

In setting base salaries for 2010, in addition to the considerations described above, the committee considered the corporate budget for salary increases, which was established at 3 percent based on company performance for 2009, expected performance for 2010, and general external trends. Mr. Rice's base salary increase reflects his promotion to executive vice president and added responsibility for global services. The objective of the budget is to allow salary increases to retain, motivate, and reward successful performers while maintaining affordability within the company's business plan. Individual pay increases can be more or less than the budget amount depending on individual performance, but aggregate increases must stay within the budget. The aggregate increases for the named executive officers and the other executive officers were within this budget. In setting 2010 compensation, peer group data confirmed that proposed salaries were within the broad middle range of competitive pay.

Base Salary (thousands)

Name	2009	2010	Percentage Increase
Dr. Lechleiter	$1,500	$1,500	0%
Dr. Lundberg	—	$950	—
Mr. Rice	$901	$955	6%
Mr. Carmine	$924	$952	3%
Mr. Armitage	$816	$841	3%

Cash Incentive Bonuses

The company's annual cash bonus program aligns employees' goals with the company's revenue and earnings growth objectives for the current year. Cash incentive bonuses for all management employees worldwide, as well as a substantial number of nonmanagement employees in the U.S., are determined under The Eli Lilly and Company Bonus Plan (the bonus plan). Under the plan, the company sets bonus targets for all participants at the beginning of each year. Bonus payouts range from 0 to 200 percent of target depending on the company's financial results relative to predetermined performance measures. At the end of the performance period, the committee has discretion to adjust a bonus payout downward (but not upward) from the amount yielded by the formula.

- *Bonus targets.* Consistent with our compensation objectives, as employees assume greater responsibilities, more of their pay is linked to company performance. Bonus targets (expressed as a percentage of base salary) were based on job responsibilities, internal relativity, individual performance, and peer group data. For three named executive officers, the committee maintained the same bonus targets as 2009. Mr. Rice's bonus target was increased to reflect his promotion to executive vice president and added responsibility for global services.

Bonus Weighting:
- *25% revenue growth*
- *75% non-GAAP EPS growth*

Targets slightly above expected peer performance:
- *4% revenue growth*
- *8% non-GAAP EPS growth*

Bonus Targets (as a percentage of base salary)

Name	2009	2010
Dr. Lechleiter	140%	140%
Dr. Lundberg	—	90%
Mr. Rice	80%	90%
Mr. Carmine	90%	90%
Mr. Armitage	80%	80%

- *Company performance measures.* The committee established 2010 company performance measures with a 25 percent weighting on revenue growth and a 75 percent weighting on growth in non-GAAP EPS (reported EPS adjusted as described below under "Non-GAAP Results"). This mix of performance measures focuses employees appropriately on improving both top-line revenue and bottom-line earnings, with special emphasis on earnings in order to tie rewards directly to productivity improvements. The measures are also effective motivators because they are easy for employees to track and understand.

In establishing the 2010 target growth rates, the committee considered the expected 2010 performance of our peer group, based on published investment analyst estimates. The target growth rates of 4 percent for revenue and 8 percent for non-GAAP EPS were slightly above the median expected growth rates for our peer group. These targets were aligned with our compensation objectives of producing above-target payouts if the company outperformed the peer group and below-target payouts if company performance lagged the peer group. Payouts were determined by this formula:

(0.25 x revenue multiple) + (0.75 x EPS multiple) = bonus multiple

Bonus multiple X bonus target X base salary earnings = payout

2010 revenue and EPS multiples are illustrated by this chart:



Revenue Multiple 1.27
Target
Revenue Multiple
0.0
0.5
1.0
1.5
2.0
Revenue Growth
-6%
-1%
4%
9%
14%+
EPS Multiple
0.0
0.5
1.0
1.5
2.0
EPS Growth
2%
3%
8%
13%
18%+
EPS Multiple 1.47

2010 revenue (adjusted for U.S. health care reform) of $23,305 million represented 6.7 percent growth over 2009 revenue of $21,836 million and resulted in a revenue multiple of 1.27. 2010 non-GAAP EPS (adjusted for U.S. health care reform) of $4.98 represented growth of 12.7 percent over 2009 non-GAAP EPS of $4.42 and resulted in an EPS multiple of 1.47.

Together, the revenue multiple and the EPS multiple yielded a bonus multiple of 1.42.

(0.25 x 1.27) + (0.75 x 1.47) = 1.42 bonus multiple

See page 34 for a reconciliation of 2009 and 2010 reported revenue and revenue adjusted for U.S. health care reform, as well as reported and non-GAAP EPS (adjusted for U.S. health care reform).

Equity Incentives—Total Equity Program

We employ two forms of equity incentives granted under the 2002 Lilly Stock Plan: performance awards (PAs) and shareholder value awards (SVAs). These incentives are designed to focus company leaders on long-term shareholder value. For executive officers, SVAs have a three-year performance period followed by a one-year holding requirement; PAs have a two-year performance period and pay out in restricted stock units that vest one year after the performance period. Participants must achieve satisfactory performance throughout the relevant performance period of the grant in order for either SVA or PA grants to vest. The following chart shows the performance and holding periods for PA and SVA grants over time:

Performance and Holding Periods for PAs and SVAs


2008
2009
2010
2011
2012
2013
2014
2008 PA
2009 PA
2009-2010 PA
2010-2011 PA
2011-2012 PA
2008-2010 SVA
2009-2011 SVA
2010-2012 SVA
2011-2013 SVA
Performance Period
Restricted Stock Units
Performance Period
Required Holding Period

Target grant values. For 2010, the committee held aggregate grant values flat for the four continuing named executive officers unchanged, based on internal relativity, individual performance, and aggregated peer-group data suggesting that the 2009 grant values were in the broad middle range compared to those of peers. Consistent with the company's compensation objectives, individuals at higher levels received a greater proportion of total compensation in the form of equity. The committee determined that for members of senior management, a 50/50 split between PAs and SVAs appropriately balances the company financial performance and shareholder equity return metrics of the two programs. Target values for 2009 and 2010 equity grants for the named executive officers were as follows:

Equity Compensation:
- *Performance metrics of growth in non-GAAP EPS and share price are objective and align with shareholder interests*
- *Target grant values set based on internal relativity, performance, and peer data*
- *2010 target grant values held flat*

Target Grant Values (thousands)

Name	2009-2010 PA	2010-2011 PA	2009-2011 SVA	2010-2012 SVA	Percentage Increase (total)
Dr. Lechleiter	$3,750	$3,750	$3,750	$3,750	0%
Dr. Lundberg	—	$1,250	—	$1,250	—
Mr. Rice	$1,500	$1,500	$1,500	$1,500	0%
Mr. Carmine	$1,500	$1,500	$1,500	$1,500	0%
Mr. Armitage	$1,000	$1,000	$1,000	$1,000	0%

Equity Incentives—Performance Awards

PAs provide employees with shares of company stock if certain company performance goals are achieved. The awards are structured as a schedule of shares of company stock based on growth in non-GAAP EPS. In 2010, the company granted a two-year award to global management (approximately 8 percent of our employee population). Possible payouts for the 2010-2011 PA range from 0 to 150 percent of the target depending on non-GAAP EPS growth over the performance period. In order to reduce potential payout volatility, in 2010 the committee lowered the maximum payout from 200 to 150 percent and lowered the company performance required to receive a minimum payout. No dividends are accrued or paid on the awards during the performance period. At the end of the performance period, the committee has discretion to adjust an award payout downward (but not upward) from the amount yielded by the formula.

Performance Awards:
- *Target EPS growth (8%) slightly above expected peer group performance*
- *Two-year performance period*
- *Payout in restricted stock*
- *Payout volatility lowered*

Company performance measure. For the 2010 grants, the committee established the performance measure as non-GAAP EPS growth. The committee believes non-GAAP EPS growth is an effective motivator because it is closely linked to shareholder value, is broadly communicated to the public, is easily understood by employees, and allows for objective comparisons to peer-group performance. The target growth percentage of 8 percent per year was slightly above the median expected non-GAAP EPS of companies in our peer group, based on investment analysts' published estimates. Accordingly, consistent with our compensation objectives, company performance exceeding the expected peer-group median would result in above-target payouts, while company performance lagging the expected peer-group median would result in below-target payouts.

Payouts for 2010-2011 PAs are illustrated by the chart below:

2010-2011 PA



50% payout
Target

Payout Multiple	0.00	0.50	0.75	1.00	1.25	1.50
EPS Growth	-29%	2%	5%	8%	11%	14%+
Cumulative 2-Year EPS	$4.42	$9.11	$9.51	$9.92	$10.34	$10.79

Equity Incentives—Shareholder Value Awards

In 2007, the company replaced its stock option program with the SVA program. SVAs are structured as a schedule of shares of company stock based on the performance of the company's stock over a three-year period. No dividends are accrued or paid on the awards during the performance period. Payouts range from 0 to 140 percent of the target amount, depending on stock performance over the period. At the end of the performance period, the committee has discretion to adjust an award payout downward (but not upward) from the amount yielded by the formula. The SVA program delivers equity compensation that is strongly linked to long-term TSR. It is more cost-effective than the stock option program it replaced because the SVA program delivers, at a lower cost to the company, an equity incentive that is equally or more effective in aligning employee interests with long-term shareholder returns.

Shareholder Value Awards:

- *Three-year performance period*
- *Target is determined by applying an expected three-year rate of return for large-cap companies*
- *Shares earned must be held one year*

Company performance measure. For the 2010 grants, the SVA pays above target if company stock outperforms an expected compounded annual rate of return for large-cap companies and below target if company stock underperforms that rate of return. The expected rate of return was determined considering total return that a reasonable investor would consider appropriate for investing in a large-cap U.S. company based on input from external money managers, less the company's dividend yield (calculated based on starting price). Executive officers receive no payout if the stock price, less three years of dividends at the current rate, does not grow over the three-year performance period—in other words, if total shareholder return for the three-year period is zero or negative.

The starting price for the 2010-2012 SVAs was $35.92 per share, representing the average of the closing prices of company stock for all trading days in November and December 2009, and the dividend yield was 5.5 percent. The ending price to determine payouts will be the average of the closing prices of company stock for all trading days in November and December 2012.

The 2010-2012 SVA will be paid out to executive officers according to the grid below in early 2013:

2010-2012 SVA

Ending Stock Price	Less than $30.05	$30.05-$34.27	$34.28-$38.49	$38.50-$40.99	$41.00-$43.49	$43.50-$45.99	Greater than $45.99
Compounded Annual Growth Rate (adjusted for dividends)	Less than (5.8%)	(5.8%)-(1.6%)	(1.5%)-2.3%	2.3%-4.5%	4.5%-6.6%	6.6% -8.6%	Greater than 8.6%
Percent of Target	0%	40%	60%	80%	100%	120%	140%

Restricted Stock Units

Dr. Lundberg received a one-time restricted stock unit award, granted February 1, 2010, as an incentive to join the company. One third vested on February 1, 2011, and, provided he remains an employee, one third will vest February 1, 2012, and the remaining shares will vest February 1, 2013. Restricted stock units accrue dividends during the restriction period and are paid out in the form of common stock.

Stock Options

The company stopped granting stock options in 2007. All outstanding stock options are currently under water. The stock option granted in 2000 expired in 2010, and the named executive officers forfeited the award having realized no value. These awards (and other expired stock options) were not replaced.

Non-GAAP Results

Consistent with past practice, the committee adjusted the results on which 2010 bonuses and 2009-2010 PAs were determined to eliminate the distorting effect of certain unusual income or expense items on year-over-year growth percentages. The adjustments are intended to:

- align award payments with the underlying growth of the core business
- avoid volatile, artificial inflation or deflation of awards due to the unusual items in either the award year or the previous (comparator) year
- eliminate certain counterproductive short-term incentives—for example, incentives to refrain from acquiring new technologies, to defer disposing of underutilized assets, or to defer settling legacy legal proceedings to protect current bonus payments.

To assure the integrity of the adjustments, the committee establishes adjustment guidelines at the beginning of the year. These guidelines are generally consistent with the company guidelines for reporting non-GAAP earnings to the investment community, which are reviewed by the audit committee of the board. The adjustments apply equally to income and expense items. The compensation committee reviews all adjustments and retains downward discretion—i.e., discretion to reduce compensation below the amounts that are yielded by the adjustment guidelines.

When the committee set company performance targets for 2010, U.S. health care reform legislation had not yet passed. Given the scope and uncertainty of the legislation, the committee decided not to include the potential impact of U.S. health care reform when the targets were set, and to adjust results based on the actual impact of U.S. health care reform for the 2010 incentive bonus and the 2009-2010 and 2010-2011 PAs. In 2011, an adjustment will be made for U.S. health care reform for the 2010-2011 PA only.

For the 2010 bonus and 2009-2010 PA payout calculations, the committee made these adjustments to EPS:

- For 2010: Eliminated the impact of U.S. health care reform
- For 2008, 2009, and 2010: Eliminated the impact of (i) significant asset impairments and restructuring charges and (ii) one-time accounting charges for the acquisition of in-process research and development
- For 2008 and 2009: Eliminated the impact of special charges related to the resolution of government investigations of prior sales and marketing practices of the company
- For 2008: Eliminated the impact of (i) the ImClone Systems Incorporated acquisition, (ii) a one-time benefit to income resulting from the settlement of a tax audit.

The adjustments were intended to align award payments more closely with underlying business growth trends and eliminate volatile swings (up or down) caused by the unusual items. This is demonstrated by the 2008, 2009, and 2010 adjustments:

Percent Growth vs. Prior Years


20%
15%
10%
5%
0%
2008
2009
2010
Revenue growth
Adjusted revenue growth


20%
15%
10%
5%
0%
-5%
-10%
2008
2009
2010
EPS growth
Non-GAAP EPS growth (adjusted)

PROXY STATEMENT

Reconciliations of the adjustments to our reported revenue and earnings per share are below. The shaded numbers are the growth percentages used to calculate payouts under the compensation programs.

	2010	2009	% Growth 2010 vs. 2009	2008	% Growth 2009 vs. 2008
Revenue as reported (millions)	$23,076.0	$21,836.0	5.7%	$20,371.9	7.2%
Pro forma ImClone adjustment	—	—		$360.3	
Revenue—pro forma adjusted (sales and royalties)	—	—		$20,732.2	5.3%
Impact of U.S. health care reform	$229.0	—		—	
Revenue—adjusted (U.S. health care reform)	$23,305.0	$21,836.0	6.7%	—	
EPS as reported	$4.58	$3.94	16.2%	($1.89)	NM
Eliminate net impact associated with ImClone acquisition	—	—		$4.46	
Eliminate IPR&D charges for acquisitions and in-licensing transactions	$0.03	$0.05		$0.10	
Eliminate asset impairments, restructuring and other special charges (including product liability charges)	$0.13	$0.42		$1.54	
Eliminate benefit from resolution of IRS audit	—	—		($0.19)	
Non-GAAP EPS	$4.74	$4.42		$4.02	
Pro forma ImClone adjustment	—	—		($0.20)	
EPS—adjusted for ImClone	—	—		$3.82	15.7%
U.S. health care reform adjustment	$0.24	—			
EPS—adjusted for U.S. health care reform	$4.98	$4.42	12.7%		

NM—Not meaningful
Numbers in the 2009 column do not add due to rounding.

Equity Incentive Grant Mechanics and Timing

The committee approves target grant values for equity incentives prior to the grant date. On the grant date, those values are converted to shares based on:

- the closing price of company stock on the grant date
- the same valuation methodology the company uses to determine the accounting expense of the grants under Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718.

The committee's procedure for the timing of equity grants assures that grant timing is not being manipulated for employee gain. The annual equity grant date for all eligible employees is in mid-February. The committee establishes this date in October. The mid-February grant date timing is driven by these considerations:

- It coincides with the company's calendar-year-based performance management cycle, allowing supervisors to deliver the equity awards close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.
- It follows the annual earnings release by approximately two weeks, so that the stock price at that time can reasonably be expected to fairly represent the market's collective view of our then-current results and prospects.

Grants to new hires and other off-cycle grants are effective on the first trading day of the following month.

Employee and Post-Employment Benefits

The company offers core employee benefits coverage to:

- provide our global workforce with a reasonable level of financial support in the event of illness, injury, and retirement
- enhance productivity and job satisfaction through programs that focus on work/life balance.

The benefits available are the same for all U.S. employees and include medical and dental coverage, disability insurance, and life insurance.

In addition, the 401(k) plan and The Lilly Retirement Plan (the retirement plan) provide U.S. employees a reasonable level of retirement income reflecting employees' careers with the company. To the extent that any employee's retirement benefit exceeds IRS limits for amounts that can be paid through a qualified plan, the company also offers a nonqualified pension plan and a nonqualified savings plan. These plans provide only the difference between the calculated benefits and the IRS limits, and the formula is the same for all U.S. employees.

The cost of both employee and post-employment benefits is partially borne by the employee, including each executive officer.

Perquisites

The company provides very limited perquisites to executive officers. Executive officers generally do not have access to the corporate aircraft for personal use; however, the aircraft is made available for the personal use of Dr. Lechleiter when the security and efficiency benefits to the company outweigh the expense. Dr. Lechleiter did not use the corporate aircraft for personal flights during 2010. Until March 2009, the company aircraft was made available to other executive officers for the limited purpose of travel to outside board meetings. However, the company no longer allows this use. Depending on seat availability, family members and personal guests of executive officers may travel on the company aircraft to accompany executives who are traveling on business. There is no incremental cost to the company for these trips.

The Lilly Deferred Compensation Plan

Executives may defer receipt of part or all of their cash compensation under The Lilly Deferred Compensation Plan (the deferred compensation plan), which allows executives to save for retirement in a tax-effective way at minimal cost to the company. Under this unfunded plan, amounts deferred by the executive are credited at an interest rate of 120 percent of the applicable federal long-term rate, as described in more detail following the Nonqualified Deferred Compensation in 2010 table.

Severance Benefits

Except in the case of a change in control of the company, the company is not obligated to pay severance to named executive officers upon termination of their employment; any such payments are at the discretion of the committee. See footnote 4 to the Potential Payments Upon Termination of Employment table for a description of a severance arrangement for Dr. Lundberg.

The company has adopted a change-in-control severance pay plan for nearly all employees of the company, including the executive officers. The plan is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executives, the plan is intended to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives' own employment.

Although benefit levels may differ depending on the employee's job level and seniority, the basic elements of the plan are comparable for all regular employees:

Change in Control Severance:
- *All regular employees covered*
- *Double trigger*
- *Two-year cash pay protection*
- *18-month benefit continuation*
- *Tax gross-up eliminated effective October 2012*

- *Double trigger.* Unlike "single trigger" plans that pay out immediately upon a change in control, the company plan generally requires a "double trigger"—a change in control followed by an involuntary loss of employment within two years thereafter. This is consistent with the purpose of the plan, which is to provide employees with financial protection upon loss of employment. A partial exception is made for outstanding PAs, a portion of which would be paid out upon a change in control on a pro-rated basis for time worked based on the forecasted payout level at the time of the change in control. The committee believes this partial payment is appropriate because of the difficulties in converting the company EPS targets into an award based on the surviving company's EPS. Likewise, if Lilly is not the surviving entity, a portion of outstanding SVAs is paid out on a pro-rated basis for time worked up to the change in control based on the merger price for company stock.
- *Covered terminations.* Employees are eligible for payments if, within two years of the change in control, their employment is terminated (i) without cause by the company or (ii) for good reason by the employee, each as is defined in the plan. See "Potential Payments Upon Termination or Change in Control" for a more detailed discussion, including a discussion of what constitutes a change in control.
- Employees who suffer a covered termination receive up to two years of pay and 18 months of benefits protection. These provisions assure employees a reasonable period of protection of their income and core employee benefits upon which they depend for financial security.
  - —*Severance payment.* Eligible terminated employees would receive a severance payment ranging from six months' to two years' base salary. Executives are all eligible for two years' base salary plus two times the then-current year's target bonus.
  - —*Benefit continuation.* Basic employee benefits such as health and life insurance would be continued for up to 18 months following termination of employment. All executives, including named executive officers, are entitled to 18 months benefit continuation.
- *Accelerated vesting of equity awards.* Any unvested equity awards at the time of termination of employment would vest.
- *Excise tax.* In some circumstances, the payments or other benefits received by the employee in connection with a change in control could exceed limits established under Section 280G of the Internal Revenue Code. The

employee would then be subject to an excise tax on top of normal federal income tax. Because of the way the excise tax is calculated, it can impose a large burden on some employees while similarly compensated employees will not be subject to the tax. The costs of this excise tax and associated gross-ups would be borne by the company. (Employees would pay income tax resulting from severance payments.) To avoid triggering the excise tax, payments that would otherwise be due under the plan that are up to 5 percent over the IRS limit will be cut back to the limit. Effective October 2012, this tax gross-up will be eliminated.

Share Ownership and Retention Guidelines; Hedging Prohibition

Share ownership and retention guidelines help to foster a focus on long-term growth. The committee has adopted a guideline requiring the CEO to own company stock valued at least five times his or her annual base salary. Other executive officers are required to own a fixed number of shares based on their position. The fixed number of shares eliminates volatility in the share ownership requirements that can occur with sharp movements in share price. Until the guideline level is reached, the executive officer must retain all existing holdings as well as 50 percent of net shares resulting from new equity payouts. Our executives have a long history of maintaining extensive holdings in company stock, and all established executive officers already meet or exceed the guideline. All new executive officers are on track to meet or exceed the guideline within the next few years. As of February 1, 2011, Dr. Lechleiter held shares valued at approximately 14 times his salary. The following table shows the required share levels for the named executive officers:

Name	Revised Share Requirement	Meets Requirement
Dr. Lechleiter	five times base salary	Yes
Dr. Lundberg	55,000	Yes
Mr. Rice	55,000	Yes
Mr. Carmine	55,000	Yes
Mr. Armitage	42,000	Yes

Executive officers are also required to retain all shares received from the company equity programs, net of acquisition costs and taxes, for at least one year, even once share requirements have been met. For PAs, this requirement is met by paying the award in the form of restricted stock units. Employees are not permitted to hedge their economic exposures to company stock through short sales or derivative transactions.

Tax Deductibility Cap on Executive Compensation

U.S. federal income tax law prohibits the company from taking a tax deduction for non-performance based compensation paid in excess of $1,000,000 to named executive officers. However, performance-based compensation is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation objectives.

We have taken steps to qualify all incentive awards (bonuses, PAs, and SVAs) for full deductibility as performance-based compensation. The committee may make payments that are not fully deductible if, in its judgment, such payments are necessary to achieve the company's compensation objectives and to protect shareholder interests. For 2010, the non-deductible compensation was approximately $410,000 for Dr. Lechleiter, slightly less than the portion of his base salary that exceeded $1,000,000, and approximately $915,000 for Dr. Lundberg, who received a signing bonus upon his employment with the company as shown in the Summary Compensation Table.

Executive Compensation Recovery Policy and Other Risk Mitigation Tools

All incentive awards are subject to forfeiture prior to payment upon termination of employment or for disciplinary reasons. Under the company's executive officer compensation recovery policy, the company can recover incentive compensation (cash or equity) that was based on achievement of financial results that were subsequently the subject of a restatement if the executive officer engaged in intentional misconduct that caused or partially caused the need for the restatement and the effect of the wrongdoing was to increase the amount of bonus or incentive compensation. The company can also recover or "claw back" all or a portion of any incentive compensation or payment in the case of materially inaccurate financial statements or material errors in the performance calculation, whether or not they result in a restatement and whether or not the executive officer has engaged in wrongful conduct. Recoveries under this "no-fault" provision cannot extend back more than two years.

The recovery policy applies to any incentive compensation awarded or paid to an employee at a time when he or she is an executive officer. Subsequent changes in status, including retirement or termination of employment, do not affect the company's rights to recover compensation under the policy.

In addition to the executive compensation recovery policy, the committee and management have implemented compensation-program design features to mitigate the risk of compensation programs encouraging misconduct or imprudent risk-taking. First, incentive programs are designed using a diversity of meaningful financial metrics (growth in TSR, measured over three years, net revenue, and EPS, measured over one and two years), thus providing a balanced approach between short- and long-term performance. The committee reviews incentive programs each year against the objectives of the programs, assesses any features that could encourage excessive risk-taking, and makes changes as necessary. Second, management has implemented effective controls that minimize unintended and willful reporting errors.

The committee does not believe it is practical to apply a specific claw-back policy to SVAs since it is very difficult to isolate the amount, if any, by which the stock price might benefit from misstated earnings over a three-year performance period. In this case, the committee has the authority reduce or withhold payouts.

Compensation Changes for 2011 and 2012

Several changes to the company's executive compensation program will take effect in 2011 or 2012:

- In light of the business challenges the company faces, Dr. Lechleiter requested that he receive no increase in base salary or incentive targets in 2011. The committee agreed to maintain his 2010 compensation package for 2011.
- Amendments to the change-in-control severance pay plans to eliminate tax gross-ups are effective October 2012.
- The following changes have been made to the bonus plan, effective January 2011:
  —We added a research metric that measures the output and sustainability of our pipeline portfolio. Specific measures of pipeline output include product approvals and new molecular entities that enter Phase III clinical trials during the calendar year. Pipeline sustainability is measured by tracking each project's progression toward its next milestone and by an evaluation of pipeline quality.
  —Financial performance will be measured against company goals.
- We are asking shareholders to approve a new executive officer incentive plan (see Item 7 below). This plan will work in conjunction with the existing bonus plan and is not intended to change the annual cash bonus for named executive officers, but to preserve the tax deductibility of these incentive payments.

Compensation Committee Report

The compensation committee ("we" or "the committee") evaluates and establishes compensation for executive officers and oversees the deferred compensation plan, the company's management stock plans, and other management incentive, benefit, and perquisite programs. Management has the primary responsibility for the company's financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the "Compensation Discussion and Analysis" found on pages 25-37 of this proxy statement. The committee is satisfied that the "Compensation Discussion and Analysis" fairly and completely represents the philosophy, intent, and actions of the committee with regard to executive compensation. We recommended to the board of directors that the "Compensation Discussion and Analysis" be included in this proxy statement for filing with the SEC.

Compensation Committee

Karen N. Horn, Ph.D., Chair
Michael L. Eskew
R. David Hoover
Ellen R. Marram
Kathi P. Seifert

Executive Compensation

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) [3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) [4]	Change in Pension Value ($) [5]	All Other Compensation ($) [6]	Total Compensation ($)
John C. Lechleiter, Ph.D. [1] Chairman, President, and Chief Executive Officer	2010 2009 2008	$1,500,000 $1,483,333 $1,339,125	$0 $0 $0	$8,175,000 $11,250,000 $8,125,000	$0 $0 $0	$2,982,000 $3,551,100 $2,709,053	$3,757,545 $4,553,125 $2,221,597	$90,000 $90,091 $87,107	$16,504,545 $20,927,649 $14,481,882
Jan M. Lundberg, Ph.D. [2] Executive Vice President, Science and Technology and President, Lilly Research Laboratories	2010	$946,401	$1,000,000	$6,225,000	$0	$1,209,501	$83,150	$87,833	$8,551,885
Derica W. Rice Executive Vice President, Global Services and Chief Financial Officer	2010 2009 2008	$955,000 $892,500 $834,117	$0 $0 $0	$3,270,000 $4,500,000 $3,000,000	$0 $0 $0	$1,220,490 $1,220,940 $1,027,632	$996,723 $977,741 $455,226	$57,300 $54,838 $86,034	$6,499,513 $7,646,019 $5,403,009
Bryce D. Carmine Executive Vice President and President, Lilly Bio-Medicines	2010 2009 2008	$947,083 $916,667 $783,113	$0 $0 $0	$3,270,000 $4,500,000 $3,750,000	$0 $0 $0	$1,210,373 $1,410,750 $1,006,135	$2,252,560 $1,776,537 $1,158,720	$56,825 $57,001 $53,497	$7,736,841 $8,660,955 $6,751,465
Robert A. Armitage Senior Vice President and General Counsel	2010 2009 2008	$836,817 $811,167 $778,767	$0 $0 $0	$2,180,000 $3,000,000 $2,137,500	$0 $0 $0	$950,624 $1,109,676 $959,441	$521,237 $775,287 $536,284	$50,209 $49,902 $53,138	$4,538,886 $5,746,032 $4,465,130

[1] *Supplement to the Summary Compensation Table.* In 2009, we granted both a one-year and a two-year PA as part of our transition to a two-year award, which was implemented in response to shareholder feedback. The two grants in 2009 provided the opportunity for participants to receive *one and only one* PA payout each year—without skipping a year. In 2010, we returned to our regular grant cycle and granted a single two-year PA. As a result, the amount in the "Stock Awards" column decreased. The 2010-2011 PA grant values shown in this column are based on the probable payout outcome anticipated at the time of grant. For purposes of comparison, the supplemental table below shows target compensation for Dr. Lechleiter (with one rather than two PA grants in 2009), approved by the compensation committee, given target company performance.

Name	Year	Annualized Salary	Target Stock Awards	Target Cash Incentive Bonus	Total
John C. Lechleiter, Ph.D.	2010	$1,500,000	$7,500,000	$2,100,000	$11,100,000
	2009	$1,500,000	$7,500,000	$2,100,000	$11,100,000
	2008	$1,400,000	$6,500,000	$1,960,000	$9,860,000

[2] The one-time incentive compensation Dr. Lundberg received upon joining the company in January 2010 included a signing bonus and an award of restricted stock units (further described in the Grants of Plan-Based Awards During 2010 table).

[3] This column shows the grant date fair value of awards computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). Values for awards subject to performance conditions (PAs) are computed based upon the probable outcome of the performance condition as of the grant date. (See the Target Grant Values table for target grant values for the 2009 and 2010 equity awards.) A discussion of assumptions used in calculating award values may be found in Note 9 to our 2010 audited financial statements in our Form 10-K.

The table below shows the minimum, target, and maximum payouts for the 2010-2011 PA grant included in this column of the Summary Compensation Table.

Name	Payout Date	Minimum Payout	Target Payout	Maximum Payout
Dr. Lechleiter	January 2012	$0	$3,750,000	$5,625,000
Dr. Lundberg	January 2012	$0	$1,250,000	$1,875,000
Mr. Rice	January 2012	$0	$1,500,000	$2,250,000
Mr. Carmine	January 2012	$0	$1,500,000	$2,250,000
Mr. Armitage	January 2012	$0	$1,000,000	$1,500,000

[4] Payments for 2010 performance were made in March 2011 under the bonus plan. All bonuses paid to named executive officers were part of a non-equity incentive plan, except for Dr. Lundberg's signing bonus, shown in the "Bonus" column.
[5] The amounts in this column are the change in pension value for each individual, calculated by our actuary. No named executive officer received preferential or above-market earnings on deferred compensation.
[6] The table below shows the components of the "All Other Compensation" column for 2008 through 2010, which includes the company match for each individual's savings plan contributions, tax reimbursements, and perquisites.

Name	Year	Savings Plan Match	Tax Reimbursements [1]	Perquisites	Other	Total "All Other Compensation"
Dr. Lechleiter	2010	$90,000	$0	$0	$0	$90,000
	2009	$89,000	$1,091	$0	$0	$90,091
	2008	$80,348	$6,759	$0	$0	$87,107
Dr. Lundberg	2010	$56,784	$12,876	$0	$18,173 [2]	$87,833
Mr. Rice	2010	$57,300	$0	$0	$0	$57,300
	2009	$53,550	$1,288	$0	$0	$54,838
	2008	$50,047	$6,246	$29,741 [3]	$0	$86,034
Mr. Carmine	2010	$56,825	$0	$0	$0	$56,825
	2009	$55,000	$2,001	$0	$0	$57,001
	2008	$46,987	$6,510	$0	$0	$53,497
Mr. Armitage	2010	$50,209	$0	$0	$0	$50,209
	2009	$48,670	$1,232	$0	$0	$49,902
	2008	$46,726	$6,412	$0	$0	$53,138

[1] These amounts reflect tax reimbursements for expenses for each executive's spouse to attend certain company functions involving spouse participation. Beginning in 2010, the company no longer reimburses executive officers for these taxes. For Mr. Rice, these amounts include taxes on income imputed for use of the corporate aircraft to attend outside board meetings in 2008 and 2009. For Dr. Lundberg, these amounts include taxes on income imputed for relocation expenses.
[2] Relocation expenses reimbursed under a company policy available to any employee asked to relocate by the company.
[3] This amount includes the incremental cost of Mr. Rice's use of the corporate aircraft to travel to outside board meetings in 2008 ($25,839) and Mrs. Nelson-Rice's expenses to attend certain company functions involving spouse participation. We calculate the incremental cost to the company of any personal use of the corporate aircraft based on the cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar and parking costs, and smaller variable costs, offset by any time-share lease payments by the executive. Since the company-owned aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of the company-owned aircraft, and the cost of maintenance not related to trips. Executive officers are no longer permitted to use corporate aircraft to attend outside board meetings.

We have no employment agreements with our named executive officers, except a limited severance agreement with Dr. Lundberg which expires January 4, 2012 and is described in footnote 4 to the Potential Payments Upon Termination of Employment table.

Grants of Plan-Based Awards During 2010

The compensation plans under which the grants in the following table were made are described in the "Compensation Discussion and Analysis" and include the bonus plan (a non-equity incentive plan) and the 2002 Lilly Stock Plan (which provides for PAs, SVAs, stock options, restricted stock grants, and stock units).

				Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Possible and Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Equity Awards
Name	Award	Grant Date	Compensation Committee Action Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (# shares)	Target (# shares)	Maximum (# shares)		
Dr. Lechleiter		—	—	$52,500	$2,100,000	$4,200,000					
	2010-2011 PA	2/8/2010 [2]	12/14/2009				60,719	121,438	182,157		$4,425,000
	2010-2012 SVA	2/8/2010 [3]	12/14/2009				68,058	170,145	238,203		$3,750,000
										0	
Dr. Lundberg		—	—	$21,294	$851,761	$1,703,523					
	2010-2011 PA	2/8/2010 [2]	12/14/2009				20,240	40,479	60,719		$1,475,000
	2010-2012 SVA	2/8/2010 [3]	12/14/2009				22,686	56,715	79,401		$1,250,000
	Grant upon hire	2/1/2010 [4]	10/22/2009							100,000	$3,500,000
Mr. Rice		—	—	$21,488	$859,500	$1,719,000					
	2010-2011 PA	2/8/2010 [2]	12/14/2009				24,288	48,575	72,863		$1,770,000
	2010-2012 SVA	2/8/2010 [3]	12/14/2009				27,223	68,058	95,281		$1,500,000
										0	
Mr. Carmine		—	—	$21,309	$852,375	$1,704,750					
	2010-2011 PA	2/8/2010 [2]	12/14/2009				24,288	48,575	72,863		$1,770,000
	2010-2012 SVA	2/8/2010 [3]	12/14/2009				27,223	68,058	95,281		$1,500,000
										0	
Mr. Armitage		—	—	$16,736	$669,453	$1,338,907					
	2010-2011 PA	2/8/2010 [2]	12/14/2009				16,192	32,383	48,575		$1,180,000
	2010-2012 SVA	2/8/2010 [3]	12/14/2009				18,149	45,372	63,521		$1,000,000
										0	

[1] These columns show the threshold, target, and maximum payouts for performance under the bonus plan. As described in the section titled "Cash Incentive Bonuses" in the "Compensation Discussion and Analysis," bonus payouts range from 0 to 200 percent of target. The bonus payment for 2010 performance was based on the metrics described, at 142 percent of target, and is included in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation."

[2] This row shows the range of payouts for 2010-2011 PA grants as described in the section titled "Equity Incentives—Performance Awards" in the "Compensation Discussion and Analysis." The 2010-2011 PA will pay out in January 2012 based on cumulative EPS for 2010 and 2011. Payouts will range from 0 to 150 percent of target.

[3] This row shows the range of payouts for 2010-2012 SVA grants as described in the section titled "Equity Incentives—Shareholder Value Awards" in the "Compensation Discussion and Analysis." The 2010-2012 SVA payout will be determined in January 2013. SVA payouts range from 0 to 140 percent of target.

[4] This row shows a one-time grant of restricted stock units awarded to Dr. Lundberg when he joined the company in 2010.

To receive a payout under the 2010-2011 PA, a participant must remain employed with the company through December 31, 2011 (except in the case of death, disability, or retirement). In addition, an employee who was an executive officer at the time of grant will receive payment in restricted share units according to the chart on page 32 of the "Compensation Discussion and Analysis." SVAs granted in 2010 will pay out at the end of the three-year performance period according to the grid on page 32 of the "Compensation Discussion and Analysis." No dividends accrue on either PAs or SVAs during the performance period. Non-preferential dividends accrue during the PAs' one-year restriction period and are paid upon vesting.

Outstanding Equity Awards at December 31, 2010

Name	Option Awards			Stock Awards				
	Number of Securities Underlying Unexercised Options (#) [1] Exercisable	Option Exercise Price ($)	Option Expiration Date	Award	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Dr. Lechleiter				2010-2012 SVA			170,145 [2]	$5,961,881
				2009-2011 SVA			121,872 [3]	$4,270,395
				2010-2011 PA			121,438 [4]	$4,255,188
				2009-2010 PA	219,812 [5]	$7,702,212		
				2009 PA	207,354 [6]	$7,265,684		
	140,964	$56.18	2/9/2016					
	127,811	$55.65	2/10/2015					
	200,000	$73.11	2/14/2014					
	120,000	$57.85	2/15/2013					
	120,000 [8]	$75.92	2/17/2012					
	60,000	$79.28	10/4/2011					
Dr. Lundberg				2010-2012 SVA			56,715 [2]	$1,987,294
				2010-2011 PA			40,479 [4]	$1,418,384
				Grant upon hire	100,000 [7]	$3,504,000		
Mr. Rice				2010-2012 SVA			68,058 [2]	$2,384,752
				2009-2011 SVA			48,749 [3]	$1,708,165
				2010-2011 PA			48,575 [4]	$1,702,068
				2009-2010 PA	87,924 [5]	$3,080,857		
				2009 PA	82,942 [6]	$2,906,288		
	30,000	$52.54	4/29/2016					
	27,108	$56.18	2/9/2016					
	23,077	$55.65	2/10/2015					
	25,000	$73.11	2/14/2014					
	11,200	$57.85	2/15/2013					
	10,000	$75.92	2/17/2012					
	5,000	$79.28	10/4/2011					
	12,000	$73.98	2/18/2011					
Mr. Carmine				2010-2012 SVA			68,058 [2]	$2,384,752
				2009-2011 SVA			48,749 [3]	$1,708,165
				2010-2011 PA			48,575 [4]	$1,702,068
				2009-2010 PA	87,924 [5]	$3,080,857		
				2009 PA	82,942 [6]	$2,906,288		
	37,651	$56.18	2/9/2016					
	42,604	$55.65	2/10/2015					
	55,000	$73.11	2/14/2014					
	57,000	$57.85	2/15/2013					
	50,000	$75.92	2/17/2012					
	23,000	$79.28	10/4/2011					
	50,600	$73.98	2/18/2011					
Mr. Armitage				2010-2012 SVA			45,372 [2]	$1,589,835
				2009-2011 SVA			32,499 [3]	$1,138,765
				2010-2011 PA			32,383 [4]	$1,134,700
				2009-2010 PA	58,616 [5]	$2,053,905		
				2009 PA	55,294 [6]	$1,937,502		
	54,217	$56.18	2/9/2016					
	53,254	$55.65	2/10/2015					
	80,000	$73.11	2/14/2014					
	80,000	$57.85	2/15/2013					
	23,800	$75.92	2/17/2012					
	7,000	$79.28	10/4/2011					
	23,100	$73.98	2/18/2011					

[1] These options vested as listed in the table below by expiration date.

Expiration Date	Vesting Date
04/29/2016	05/01/2009
02/09/2016	02/10/2009
02/10/2015	02/11/2008
02/14/2014	02/19/2007

Expiration Date	Vesting Date
02/15/2013	02/17/2006
02/17/2012	02/18/2005
10/04/2011	10/03/2003
02/18/2011	02/20/2004

[2] SVAs granted for the 2010-2012 performance period that will end December 31, 2012. The number of shares reported in the table reflects the target payout, which will be made if the average closing stock price in November and December 2012 is between $41.00 and $43.49. Actual payouts may vary from 0 to 140 percent of target. Had the performance period ended at year-end 2010, the payout would have been 60 percent of target.
[3] SVAs granted for the 2009-2011 performance period that will end December 31, 2011. The number of shares reported in the table reflects the target payout, which will be made if the average closing stock price in November and December 2011 is between $39.50 and $41.99. Actual payouts may vary from 0 to 140 percent of target. Had the performance period ended at year-end 2010, the payout would have been 60 percent of target.
[4] Target number of PA shares that could pay out in January 2012 for 2010-2011 performance, provided performance goals are met. Any shares resulting from this award will pay out in the form of restricted stock units, vesting February 2013. Actual payouts may vary from 0 to 150 percent of target.
[5] The 2009-2010 PA paid out at maximum in January 2011 in the form of restricted stock units, vesting February 2012.
[6] PA shares paid out in January 2010 for 2009 performance. These shares vested in February 2011.
[7] Dr. Lundberg's restricted stock unit award was granted February 1, 2010; one third vested on February 1, 2011, one third will vest February 1, 2012, and the remaining shares will vest February 1, 2013.
[8] Dr. Lechleiter transferred 118,683 shares of this option to a trust for the benefit of his children, and these shares vested on April 30, 2002. 50,734 shares of this option are held in trust for the benefit of Dr. Lechleiter's children, and the remainder has been transferred back to Dr. Lechleiter.

Options Exercised and Stock Vested in 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Dr. Lechleiter	0	$0	111,041 [3] 0 [4]	$3,908,643 $0
Dr. Lundberg [5]	0	$0	— —	— —
Mr. Rice	0	$0	40,999 [3] 0 [4]	$1,443,165 $0
Mr. Carmine	0	$0	51,249 [3] 0 [4]	$1,803,965 $0
Mr. Armitage	0	$0	29,213 [3] 0 [4]	$1,028,298 $0

[1] All outstanding stock options are currently under water.
[2] Amounts reflect the market value of the stock on the day the stock vested.
[3] These shares represent PAs issued in January 2009 (as restricted stock units) for company performance in 2008 and were subject to forfeiture until they vested in February 2010.
[4] The 2008-2010 SVA did not pay out for any executive officer, because the company's stock price was below $46.79.
[5] These awards were granted prior to Dr. Lundberg joining the company.

Retirement Benefits

We provide retirement income to U.S. employees, including executive officers, through the following plans:

- *The 401(k) plan,* a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Participants may elect to contribute a portion of their salary to the plan, and the company provides matching contributions on employees' contributions, in the form of company stock, up to 6 percent of base salary. The employee contributions, company contributions, and earnings thereon are paid out in accordance with elections made by the participant. See the Summary Compensation Table for information about company contributions to the named executive officers.
- *The retirement plan,* a tax-qualified defined benefit plan that provides monthly benefits to retirees. See the Summary Compensation Table for additional information about the value of these pension benefits.

Sections 401 and 415 of the Internal Revenue Code generally limit the amount of annual pension that can be paid from a tax-qualified plan ($195,000 in 2010) as well as the amount of annual earnings that can be used to calculate a pension benefit ($245,000 in 2010). However, since 1975, the company has maintained a nonqualified pension plan that pays retirees the difference between the amount payable under the retirement plan and the amount they would have received without the Internal Revenue Code limits. The nonqualified pension plan is unfunded and subject to forfeiture in the event of bankruptcy.

The following table shows benefits that the named executive officers are entitled to under the retirement plan and the nonqualified pension plan.

Pension Benefits in 2010

Name	Plan	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Dr. Lechleiter[2]	retirement plan (pre-2010)	30	$1,068,438	
	retirement plan (post-2009)	1	$19,358	
	nonqualified plan (pre-2010)	30	$16,470,129	
	nonqualified plan (post-2009)	1	$271,987	
	total		$17,829,912	$0
Dr. Lundberg[3]	retirement plan (pre-2010)	1	$21,526	
	retirement plan (post-2009)	1	$61,624	
	total		$83,150	$0
Mr. Rice	retirement plan (pre-2010)	20	$423,793	
	retirement plan (post-2009)	1	$10,466	
	nonqualified plan (pre-2010)	20	$2,735,937	
	nonqualified plan (post-2009)	1	$62,879	
	total		$3,233,075	$0
Mr. Carmine[4]	retirement plan (pre-2010)	34	$1,352,792	
	retirement plan (post-2009)	1	$21,648	
	nonqualified plan (pre-2010)	34	$8,109,493	
	nonqualified plan (post-2009)	1	$118,498	
	total		$9,602,431	$0
Mr. Armitage[5]	retirement plan (pre-2010)	10	$308,455	
	retirement plan (post-2009)	1	$27,074	
	nonqualified plan (pre-2010)	10	$2,470,280	
	nonqualified plan (post-2009)	1	$164,161	
	total		$2,969,970	$0

[1] The following standard actuarial assumptions were used to calculate the present value of each individual's accumulated pension benefit:

Discount rate:	5.75 percent
Mortality (post-retirement decrement only):	RP 2000CH
Pre-2010 joint and survivor benefit (% of pension):	50% until age 62; 25% thereafter
Post-2009 benefit payment form:	life annuity

[2] Dr. Lechleiter is currently eligible for early retirement. Under the old plan formula described below (pre-2010 benefits), he qualifies for approximately 2 percent less than his full retirement benefit. Early retirement benefits under the new plan formula (post-2009 benefits) are also described below.

[3] Dr. Lundberg joined the company in January 2010. He is covered under our retirement plans and has no special retirement arrangement or enhanced benefits.

[4] Mr. Carmine is currently eligible for full retirement benefits under the old plan formula and qualifies for early retirement under the new plan formula.

[5] Mr. Armitage is currently eligible for full retirement benefits under the old plan formula and qualifies for early retirement under the new plan formula. His additional service credit, described below, applies only to benefits calculated under the old plan formula and increases the present value of his nonqualified pension benefit by $296,434.

The retirement plan benefits shown in the table are net present values. The benefits are not payable as a lump sum; they are generally paid as a monthly annuity for the life of the retiree and, if elected, any qualifying survivor. The annual benefit under the retirement plan is calculated using years of service and the average of the annual earnings for the highest five out of the last 10 calendar years of service (final average earnings). Annual earnings covered by the retirement plan consist of salary and bonus paid in those calendar years. For calendar years prior to 2003, the calculation includes PA payouts.

Following amendment of our retirement plan formulae, employees hired on or after February 1, 2008 have accrued retirement benefits only under the new plan formula. Employees hired before that date have accrued benefits under both the old and new plan formulae. All eligible employees, including those hired on or after February 1, 2008, can retire at age 65 with at least five years of service and receive an unreduced benefit. The annual benefit under the new plan formula is equal to 1.2 percent of final average earnings multiplied by years of service. Early retirement benefits under this plan formula are reduced 6 percent for each year under age 65. Transition benefits were afforded to employees with 50 points (age plus service) or more as of December 31, 2009. These benefits were intended to ease the transition to the new retirement formula for those employees who are closer to retirement or have been with the company longer. For the transition group, early retirement benefits are reduced 3 percent for each year from age 65 to age 60 and 6 percent for each year under age 60. With the exception of Dr. Lundberg, all of the named executive officers are in this transition group.

Employees hired prior to February 1, 2008 accrued benefits under both plan formulae. Benefits accrued before January 1, 2010 under the old plan formula. The amount of the benefit is calculated using actual years of service through December 31, 2009, while total years of service is used to determine eligibility and early retirement reductions. The benefit amount is increased (but not decreased) proportionately, based on final average earnings at termination compared to final average earnings at December 31, 2009. Full retirement benefits are earned by employees with 90 or more points (the sum of his or her age plus years of service). Employees electing early retirement receive reduced benefits as described below:

- The benefit for employees with between 80 and 90 points is reduced by 3 percent for each year under 90 points or age 62.
- The benefit for employees who have less than 80 points, but who reached age 55 and have at least 10 years of service, is reduced as described above and is further reduced by 6 percent for each year under 80 points or age 65.

For retirees with spouses, domestic partners, or unmarried dependents, the plan will pay survivor annuity benefits upon the retiree's death at 25, 50, or 75 percent of the retiree's annuity benefit, depending on the employee's elections. Election of the higher survivor benefit will result in a lower annuity payment during the retiree's life. All U.S. retirees, or their eligible survivors, are entitled to medical insurance under the company's plans.

When Mr. Armitage joined the company in 1999, the company agreed to provide him with a retirement benefit based on his actual years of service and earnings at age 60. Since Mr. Armitage reached age 60 with 8.75 years of service, for purposes of determining eligibility and calculating his early retirement reduction, he has been treated as though he has 20 years of service. The additional service credit made him eligible to begin reduced benefits 15 months early, but did not change the timing or amount of his unreduced benefits (shown in the Pension Benefits in 2010 table). A grant of additional years of service credit to any employee must be approved by the compensation committee of the board of directors.

Nonqualified Deferred Compensation in 2010

Name	Plan	Executive Contributions in Last Fiscal Year ($) [1]	Registrant Contributions in Last Fiscal Year ($) [2]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($) [3]
Dr. Lechleiter	nonqualified savings	$75,300	$75,300	$73,225		$1,221,291
	deferred compensation	$887,775	—	$322,795		$7,050,888
	total	$963,075	$75,300	$396,020	$0	$8,272,179
Dr. Lundberg	nonqualified savings	$42,084	$42,084	$936		$85,889
	deferred compensation	$0	—	$0		$0
	total	$42,084	$42,084	$936	$0	$85,889
Mr. Rice	nonqualified savings	$42,600	$42,600	$25,215		$420,311
	deferred compensation	$0	—	$0		$0
	total	$42,600	$42,600	$25,215	$0	$420,311
Mr. Carmine	nonqualified savings	$42,125	$42,125	$55,826		$487,038
	deferred compensation	$0	—	$75,524		$1,613,707
	total	$42,125	$42,125	$131,350	$0	$2,100,745
Mr. Armitage	nonqualified savings	$35,509	$35,509	$38,269		$540,304
	deferred compensation	$1,082,850	—	$277,744		$6,122,082
	total	$1,118,359	$35,509	$316,012	$0	$6,662,386

[1] The amounts in this column are also included in the Summary Compensation Table, in the "Salary" column (nonqualified savings) or the "Non-Equity Incentive Plan Compensation" column (deferred compensation).

[2] The amounts in this column are also included in the Summary Compensation Table, in the "All Other Compensation" column as a portion of the savings plan match.

[3] Of the totals in this column, the following amounts have previously been reported in the Summary Compensation Table for this year and for previous years:

Name	2010 ($)	Previous Years ($)	Total ($)
Dr. Lechleiter	$1,038,375	$5,382,656	$6,421,031
Dr. Lundberg	$84,168	—	$84,168
Mr. Rice	$85,200	$260,304	$345,504
Mr. Carmine	$84,250	$994,463	$1,078,713
Mr. Armitage	$1,153,868	$4,710,559	$5,864,427

The Nonqualified Deferred Compensation in 2010 table above shows information about two company programs: the nonqualified savings plan and the deferred compensation plan. The nonqualified savings plan is designed to allow each employee to contribute up to 6 percent of his or her base salary, and receive a company match, beyond the contribution limits prescribed by the IRS with regard to 401(k) plans. This plan is administered in the same manner as the 401(k) plan, with the same participation and investment elections. Executive officers and other U.S. executives may also defer receipt of all or part of their cash compensation under the deferred compensation plan. Amounts deferred by executives under this plan are credited with interest at 120 percent of the applicable federal long-term rate as established the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code with monthly compounding, which was 4.9 percent for 2010 and is 4.2 percent for 2011. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the compensation committee. All deferral elections and associated distribution schedules are irrevocable. Both plans are unfunded and subject to forfeiture in the event of bankruptcy.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits under the company's compensation and benefit plans and arrangements to which the named executive officers would be entitled upon termination of employment. Except for (i) certain terminations following a change in control of the company, as described below, and (ii) certain pension arrangements described under "Retirement Benefits" above, there are no agreements, arrangements, or plans that entitle named executive officers to severance, perquisites, or other enhanced benefits upon termination of their employment (other than Dr. Lundberg's limited severance benefit described in footnote 4 to the table below). Any agreement to provide such payments or benefits to a terminating executive officer (other than following a change in control) would be at the discretion of the compensation committee.

Potential Payments Upon Termination of Employment (as of December 31, 2010)

	Cash Severance Payment	Incremental Pension Benefit (present value)	Continuation of Medical / Welfare Benefits (present value) [1]	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/10) [2]	Excise Tax Gross-Up [3]	Total Termination Benefits
Dr. Lechleiter						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control	$7,200,000	$0	$42,078	$11,289,675	$7,333,958	$25,865,712
Dr. Lundberg						
• Voluntary termination	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination [4]	$3,610,000	$0	$0	$0	$0	$3,610,000
• Involuntary or good reason termination after change in control	$3,610,000	$0	$17,100	$3,009,742	$2,343,421	$8,980,262
Mr. Rice						
• Voluntary termination	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control	$3,629,000	$0	$33,300	$4,515,864	$3,202,376	$11,380,540
Mr. Carmine						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control	$3,616,460	$0	$17,100	$4,515,864	$3,280,292	$11,429,716
Mr. Armitage [5]						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary retirement or termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control	$3,027,240	$0	$17,100	$3,010,558	$2,294,209	$8,349,107

[1] See "Accrued Pay and Regular Retirement Benefits" and "Change-in-Control Severance Pay Plan—Continuation of medical and welfare benefits" below.
[2] Beginning in 2010, equity grants included an individual performance criteria to vest. As a result, even retirement-eligible employees have the possibility of forfeiting their grants.
[3] Beginning in October 2012, the company will eliminate excise tax gross-ups.
[4] Dr. Lundberg is eligible for a severance benefit equal to two times his base salary plus target bonus if he is involuntarily terminated before January 4, 2012. After this date, there is no guaranteed severance for involuntary retirement or termination.
[5] Mr. Armitage's incremental pension benefit is described in the "Retirement Benefits" section.

Accrued Pay and Regular Retirement Benefits. The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

- accrued salary and vacation pay.
- regular pension benefits under the retirement plan and the nonqualified pension plan. See "Retirement Benefits."
- welfare benefits provided to all U.S. retirees, including retiree medical and dental insurance. The amounts shown in the table above as "Continuation of Medical / Welfare Benefits" are explained below.
- distributions of plan balances under the 401(k) plan and the nonqualified savings plan. See the narrative following the Nonqualified Deferred Compensation in 2010 table for information about these plans.
- the value of accelerated vesting of certain unvested equity grants upon retirement. Under the company's stock plans, employees who terminate employment while retirement-eligible receive accelerated vesting of outstanding PAs and SVAs (which are paid on a reduced basis for time worked during the performance period), and restricted stock awarded in payment of previous PAs.

- the value of option continuation upon retirement. When an employee terminates prior to retirement, his or her stock options are terminated 30 days thereafter. However, when a retirement-eligible employee terminates, his or her options remain in force until the earlier of five years after retirement or the option's normal expiration date.

Deferred Compensation. The amounts shown in the table do not include distributions of plan balances under the deferred compensation plan. Those amounts are shown in the Nonqualified Deferred Compensation in 2010 table.

Death and Disability. A termination of employment due to death or disability does not entitle named executive officers to any payments or benefits that are not available to salaried employees generally.

Termination for Cause. Except for Dr. Lundberg (as described above), executives receive no severance or medical benefits and forfeit any unvested equity grants. Mr. Armitage's pension arrangement is described in the "Retirement Benefits" section; no other executive officer has an enhanced pension arrangement.

Change-in-Control Severance Pay Plan. As described in the "Compensation Discussion and Analysis" under "Severance Benefits," the company maintains a change-in-control severance pay plan (CIC plan) for nearly all employees, including the named executive officers. The CIC plan defines a change in control very specifically, but generally the terms include the occurrence of, or entry into, an agreement to do one of the following: (i) acquisition of 20 percent or more of the company's stock; (ii) replacement by the shareholders of one half or more of the board of directors; (iii) consummation of a merger, share exchange, or consolidation of the company; or (iv) liquidation of the company or sale or disposition of all or substantially all of its assets. The amounts shown in the table for "involuntary or good reason termination after change in control" are based on the following assumptions and plan provisions:

- *Covered terminations.* The table assumes a termination of employment that is eligible for severance under the terms of the current plan, based on the named executive officer's compensation, benefits, age, and service credit at December 31, 2010. Eligible terminations include an involuntary termination for reasons other than for cause or a voluntary termination by the executive for good reason, within two years following the change in control.
  - —A termination of an executive officer by the company is for cause if it is for any of the following reasons: (i) the employee's willful and continued refusal to perform, without legal cause, his or her material duties, resulting in demonstrable economic harm to the company; (ii) any act of fraud, dishonesty, or gross misconduct resulting in significant economic harm or other significant harm to the business reputation of the company; or (iii) conviction of or the entering of a plea of guilty or *nolo contendere* to a felony.
  - —A termination by the executive officer is for good reason if it results from: (i) a material diminution in the nature or status of the executive's position, title, reporting relationship, duties, responsibilities, or authority, or the assignment to him or her of additional responsibilities that materially increase his or her workload; (ii) any reduction in the executive's then-current base salary; (iii) a material reduction in the executive's opportunities to earn incentive bonuses below those in effect for the year prior to the change in control; (iv) a material reduction in the executive's employee benefits from the benefit levels in effect immediately prior to the change in control; (v) the failure to grant to the executive stock options, stock units, performance shares, or similar incentive rights during each 12-month period following the change in control on the basis of a number of shares or units and all other material terms at least as favorable to the executive as those rights granted to him or her on an annualized average basis for the three-year period immediately prior to the change in control; or (vi) relocation of the executive by more than 50 miles.
- *Cash severance payment.* Represents the CIC plan benefit of two times the employee's 2010 annual base salary plus two times the employee's bonus target for 2010 under the bonus plan.
- *Continuation of medical and welfare benefits.* Represents the present value of the CIC plan's guarantee, following a covered termination, for 18 months of continued coverage equivalent to the company's current active employee medical, dental, life, and long-term disability insurance. The same actuarial assumptions were used to calculate continuation of medical and welfare benefits as were used to calculate incremental pension benefits, with the addition of actual COBRA rates based on their current benefits elections.
- *Acceleration and continuation of equity awards.* Under the CIC plan, upon a covered termination, any unvested equity awards would vest. Payment of SVAs is accelerated in the case of a change in control in which Lilly is not the surviving entity. The amount in this column represents the previously unamortized expense that would be recognized in connection with the acceleration of unvested equity grants.
- *Excise tax reimbursement.* Upon a change in control, employees may be subject to certain excise taxes under Section 280G of the Internal Revenue Code. The company has agreed to reimburse the affected employees for

those excise taxes as well as any income and excise taxes payable by the employee as a result of the reimbursement. The amounts in the table are based on a 280G excise tax rate of 20 percent and a 40 percent federal, state, and local income tax rate. To reduce the company's exposure to these reimbursements, the employee's severance will be cut back by up to 5 percent if the effect is to avoid triggering the excise tax under Section 280G. Beginning in October 2012, excise taxes will no longer be reimbursed.

Payments Upon Change in Control Alone. In general, the CIC plan is a "double trigger" plan, meaning payments are made only if the employee suffers a covered termination of employment within two years following the change in control. Employees do not receive payments upon a change in control alone, except that upon consummation of a change in control a partial payment of outstanding PAs would be made, reduced to reflect the portion of the performance period worked prior to the change in control. Likewise, in the case of a change in control in which Lilly is not the surviving entity, SVAs will pay out based on the change-in-control stock price and be prorated for the portion of the three-year performance period elapsed.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information as of December 31, 2010, about our compensation plans under which shares of company stock have been authorized for issuance.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a))
Equity compensation plans approved by security holders	49,479,780	$68.19	82,072,966
Equity compensation plans not approved by security holders [1]	5,984,210	$76.12	0
Total	55,463,990	$69.04	82,072,966

[1] Represents shares in the Lilly GlobalShares Stock Plan, which permitted the company to grant stock options to nonmanagement employees worldwide. The plan was administered by the senior vice president responsible for human resources. The stock options are nonqualified for U.S. tax purposes. The option price cannot be less than the fair market value at the time of grant. The options shall not exceed 11 years in duration and shall be subject to vesting schedules established by the plan administrator. There are provisions for early vesting and early termination of the options in the event of retirement, disability, or death. In the event of stock splits or other recapitalizations, the administrator may adjust the number of shares available for grant, the number of shares subject to outstanding grants, and the exercise price of outstanding grants.

Ownership of Company Stock

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of company common stock beneficially owned by the directors, the named executive officers, and all directors and executive officers as a group, as of February 1, 2011.

The table shows shares held by named executive officers in the 401(k) plan, shares credited to the accounts of outside directors in the Lilly Directors' Deferral Plan, and total shares beneficially owned by each individual, including the shares in these two plans. In addition, the table shows restricted stock units that will be issued as shares of common stock at the end of the restriction period and shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 1, 2011. All of the stock options shown are currently under water.

Name	401(k) Plan Shares	Directors' Deferral Plan Shares [1]	Total Shares Owned Beneficially [2]	Restricted Stock Units [3]	Stock Options Exercisable Within 60 Days of February 1, 2011
Ralph Alvarez	—	8,455	8,455	—	—
Robert A. Armitage	3,096	—	120,143	58,616	321,371
Sir Winfried Bischoff	—	26,646	28,646	—	11,200
Bryce D. Carmine	6,218	—	112,725	87,924	315,855
Michael L. Eskew	—	13,511	3,511	—	—
Martin S. Feldstein, Ph.D.	—	24,732	25,732	—	8,400
J. Erik Fyrwald	—	29,988	30,088	—	—
Alfred G. Gilman, M.D., Ph.D.	—	33,577	33,577	—	11,200
R. David Hoover	—	10,506	11,506	—	—
Karen N. Horn, Ph.D.	—	48,527	48,527	—	11,200
John C. Lechleiter, Ph.D.	16,812	—	376,859 [4]	219,812	768,775
Jan M. Lundberg, Ph.D.	574	—	22,926	66,667	—
Ellen R. Marram	—	24,732	25,732	—	5,600
Douglas R. Oberhelman	—	8,455	8,455	—	—
Franklyn G. Prendergast, M.D., Ph.D.	—	40,178	40,178	—	11,200
Derica W. Rice	7,167	—	132,052	87,924	143,385
Kathi P. Seifert	—	35,539	39,072	—	11,200
All directors and executive officers as a group (25 people):			1,349,418 [5]		

[1] See the description of the Lilly Directors' Deferral Plan on page 17.

[2] Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to their shares. No person listed in the table owns more than 0.10 percent of the outstanding common stock of the company. All directors and executive officers as a group own 0.32 percent of the outstanding common stock of the company. The company includes restricted stock units for purposes of determining whether share ownership guidelines are met.

[3] The 2009-2010 PAs paid out in January 2011 in restricted stock units. These shares will vest in February 2012, and have no voting rights until they vest. Dr. Lundberg's restricted stock unit award was granted February 1, 2010; one half of these shares will vest February 1, 2012 and the remaining shares will vest February 1, 2013.

[4] The shares shown for Dr. Lechleiter include 11,558 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power with respect to the shares held by the foundation.

[5] Of the total, 27,124 shares have been pledged.

Principal Holders of Stock

To the best of the company's knowledge, the only beneficial owners of more than 5 percent of the outstanding shares of the company's common stock are the shareholders listed below:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. (the "Endowment") 2801 North Meridian Street Indianapolis, Indiana 46208	135,670,804 (as of 2/7/11)	11.7%
PRIMECAP Management Company 225 South Lake Ave., #400 Pasadena, California 91101	62,331,633 (as of 12/31/10)	5.4%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	60,655,191 (as of 12/31/10)	5.3%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	59,387,000 (as of 12/31/10)	5.1%

The Endowment has sole voting and sole investment power with respect to its shares. The board of directors of the Endowment is composed of Thomas M. Lofton, chairman; N. Clay Robbins, president; Mary K. Lisher; Otis R. Bowen; William G. Enright; Daniel P. Carmichael; Charles E. Golden; and Eli Lilly II. Each of the directors is, either directly or indirectly, a shareholder of the company.

PRIMECAP Management Company acts as investment advisor to various clients. It has sole voting power with respect to 20,848,270 shares (approximately 1.81 percent of shares outstanding) and sole investment power with respect to all of its shares.

BlackRock, Inc. provides investment management services for various clients. It has sole voting and sole investment power with respect to its shares.

Capital World Investors is a division of Capital Research and Management Company. It has sole voting power with respect to 47,837,000 shares (approximately 4.15 percent of shares outstanding) and sole investment power with respect to all of its shares.

Items of Business To Be Acted Upon at the Meeting

Item 1. Election of Directors

Under the company's articles of incorporation, the board is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the annual meeting of shareholders held in 2014. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxy may be voted for a substitute director.

The board recommends that you vote FOR each of the following nominees:

- Michael L. Eskew
- Alfred G. Gilman, M.D., Ph.D.
- Karen N. Horn, Ph.D.
- John C. Lechleiter, Ph.D.

Biographical information about these nominees may be found in the "Directors' Biographies" section.

Item 2. Proposal to Ratify the Appointment of Principal Independent Auditor

The audit committee has appointed the firm of Ernst & Young LLP as principal independent auditor for the company for the year 2011. In accordance with the bylaws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditor for the company in 2010. Representatives of Ernst & Young are expected to be present at the annual meeting and will be available to respond to questions. Those representatives will have the opportunity to make a statement if they wish to do so.

The board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditor for 2011.

Item 3. Advisory Vote on 2010 Compensation Paid to Named Executive Officers

Our compensation philosophy is designed to attract and retain highly-talented individuals and motivate them to create long-term shareholder value by achieving top-tier corporate performance while embracing the company's values of integrity, excellence, and respect for people. Our programs seek to:

- closely link compensation with company performance and individual performance
- foster a long-term focus
- reflect the market for pharmaceutical talent
- be efficient and egalitarian
- appropriately mitigate risk.

The compensation committee and the board of directors believe that our 2010 executive compensation aligns well with our philosophy and with corporate performance. We urge shareholders to read the "Compensation Discussion and Analysis" section of this proxy statement beginning on page 25, for a more detailed discussion of our executive compensation programs and how they reflect our philosophy and are linked to company performance.

Executive compensation is an important matter for our shareholders. We have a strong record of engagement with shareholders on compensation matters and have made a number of changes to our programs and disclosures in response to shareholder input, including several enhancements discussed in the "Compensation Discussion and Analysis."

We request shareholder approval, on an advisory basis, of the 2010 compensation of the company's named executive officers as disclosed in this proxy statement in the "Compensation Discussion and Analysis," the compensation tables, and related narratives. As an advisory vote, this proposal is not binding on the company. However, the compensation committee values input from shareholders and will consider the outcome of the vote when making future executive compensation decisions.

The board recommends that you vote FOR the approval, on an advisory basis, of the 2010 compensation paid to the named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and related narratives in this proxy statement.

Item 4. Frequency of Future Advisory Votes on Executive Compensation

In accordance with federal legislation enacted in 2010 requiring advisory shareholder votes on executive compensation of the type found in Item 3 above, we are required this year to ask shareholders, on an advisory basis, whether they would prefer advisory compensation votes every year, every two years, or every three years. Your proxy or voting instruction card allows you to choose the frequency you prefer.

Shareholders should consider the value of having the opportunity every year to voice their opinion on the company's executive compensation through an advisory vote, weighing that against the additional burden and expense to the company and shareholders of preparing and responding to proposals annually, as well as the other means available to shareholders to provide input on executive compensation.

On balance, we support advisory votes on executive compensation every year. We welcome shareholder input and anticipate that the value of an annual vote will likely outweigh the burden of preparing annual proposals.

The board is not bound by this advisory shareholder vote; however, it will give significant weight to shareholder preferences on this matter.

The board recommends that you vote, on an advisory basis, for future shareholder advisory votes on executive compensation to be held EVERY YEAR.

Item 5. Proposal to Amend the Company's Articles of Incorporation to Provide for Annual Election of All Directors

The company's amended articles of incorporation provide that the board of directors is divided into three classes, with each class elected every three years. On the recommendation of the directors and corporate governance committee, the board has approved, and recommends that the shareholders approve, amendments to provide for the annual election of all directors. This proposal was brought before shareholders at each of the last four annual meetings, and received the vote of more than 74 percent of the outstanding shares at each meeting; however, the proposal requires the vote of 80 percent of the outstanding shares to pass.

If approved, this proposal would become effective upon the filing of amended and restated articles of incorporation with the Secretary of State of Indiana, which the company would do promptly after shareholder approval is obtained. Directors elected prior to the effectiveness of these amendments would stand for election for one-year terms once their then-current terms expire. This means that directors whose terms expire at the 2012 and 2013 annual meetings of shareholders would be elected for one-year terms, and beginning with the 2014 annual meeting, all directors would be elected for one-year terms at each annual meeting. In the case of any vacancy on the board occurring after the 2011 annual meeting created by an increase in the number of directors, the vacancy would be filled through an interim election by the board with the new director to serve a term ending at the next annual meeting. Vacancies created by resignation, removal or death would be filled by interim election of the board for a term until the end of the term of the director being replaced. This proposal would not change the present number of directors or the board's authority to change that number and to fill any vacancies or newly created directorships.

Background of Proposal

As part of its ongoing review of corporate governance matters, the board, assisted by the directors and corporate governance committee, considered the advantages and disadvantages of maintaining the classified board structure and eliminating the supermajority voting provisions of the articles of incorporation (see Item 6 below). The board considered the view of some shareholders who believe that classified boards have the effect of reducing the accountability of directors to shareholders because shareholders are unable to evaluate and elect all directors on an annual basis. The board gave considerable weight to the approval at the 2006 annual meeting of a shareholder proposal requesting that the board take all necessary steps to elect the directors annually, and to the favorable votes of over 74 percent of the outstanding shares for management's proposals in the preceding four years.

The board also considered benefits of retaining the classified board structure, which has a long history in corporate law. A classified structure may provide continuity and stability in the management of the business and affairs of the company because a majority of directors always have prior experience as directors of the company. In some circumstances classified boards may enhance shareholder value by forcing an entity seeking control of the company to initiate discussions at arm's-length with the board of the company, because the entity cannot replace the entire board in a single election. The board also considered that even without a classified board (and without the supermajority voting requirements, which the board also recommends eliminating), the company has defenses that work together to discourage a would-be acquirer from proceeding with a proposal that undervalues the company and to assist the board in responding to such proposals. These defenses include other provisions of the company's articles of incorporation and bylaws as well as certain provisions of Indiana corporation law.

The board believes it is important to maintain appropriate defenses to inadequate takeover bids, but also important to retain shareholder confidence by demonstrating that it is accountable and responsive to shareholders. After balancing these interests, the board has decided to resubmit this proposal to eliminate the classified board structure.

Text of Amendments

Article 9(b) of the company's amended articles of incorporation contains the provisions that will be affected if this proposal is adopted. This article, set forth in Appendix A to this proxy statement, shows the proposed changes with deletions indicated by strike-outs and additions indicated by underlining. The board has also made conforming changes to the company's bylaws, to be effective immediately upon the effectiveness of the amendments to the articles of incorporation.

Vote Required

The affirmative vote of at least 80 percent of the outstanding common shares is needed to pass this proposal.

The board recommends that you vote FOR amending the company's articles of incorporation to provide for annual election of all directors.

Item 6. Proposal to Amend the Company's Articles of Incorporation to Eliminate All Supermajority Voting Requirements

Under the company's amended articles of incorporation, nearly all matters submitted to a vote of shareholders can be adopted by a majority of the votes cast. However, our articles require a few fundamental corporate actions to be approved by the holders of 80 percent of the outstanding shares of common stock (a "supermajority vote"). Those actions are:

- amending certain provisions of the articles of incorporation that relate to the number and terms of office of directors:
  - —the company's classified board structure, under which directors serve staggered three-year terms
  - —a provision that the number of directors shall be specified solely by resolution of the board of directors
- removing directors prior to the end of their elected term
- entering into mergers, consolidations, recapitalizations, or certain other business combinations with a "related person"—a party who has acquired at least 5 percent of the company's stock (other than the Lilly Endowment or a company benefit plan) without the prior approval of the board of directors.
- modifying or eliminating any of the above supermajority voting requirements.

Background of Proposal

This proposal is the result of the board's ongoing review of corporate governance matters. In 2007, 2008, and 2009, shareholder proposals requesting that the board take action to eliminate the supermajority voting provisions were supported by a majority of votes cast. In 2010, the board responded by submitting a proposal seeking shareholder approval to eliminate the provisions. The proposal received the votes of 74 percent of the outstanding shares, falling short of the required 80 percent.

Assisted by the directors and corporate governance committee, the board considered the advantages and disadvantages of maintaining the supermajority voting requirements. The board considered that under certain circumstances, supermajority voting provisions can provide benefits to the company. The provisions can make it more difficult for one or a few large shareholders to take over or restructure the company without negotiating with the board. In the event of an unsolicited bid to take over or restructure the company, supermajority voting provisions may encourage bidders to negotiate with the board and increase the board's negotiating leverage on behalf of the shareholders. They can also give the board time to consider alternatives that might provide greater value for all shareholders.

The board also considered the potential adverse consequences of opposing elimination of the supermajority voting requirements. While it is important to maintain appropriate defenses against inadequate takeover bids, it is also important for the board to maintain shareholder confidence by demonstrating that it is responsive and accountable to shareholders and committed to strong corporate governance. This requires the board to carefully balance sometimes competing interests. In this regard, the board gave considerable weight to the fact that for four consecutive years, a substantial majority of shares voted have supported eliminating the supermajority voting provisions. Many shareholders believe that supermajority voting provisions impede accountability to shareholders and contribute to board and management entrenchment. If the board were to oppose eliminating the supermajority vote, there is a risk that those shareholders would lose confidence in the company's governance and its board, which could threaten the company's leadership stability and ability to carry out its long-term strategies for growth and success.

The board also considered that even without the supermajority vote (and without the classified board, which the board also recommends eliminating), the company has defenses that work together to discourage a would-be acquirer from proceeding with a proposal that undervalues the company and to assist the board in responding to such proposals. These defenses include other provisions of the company's articles of incorporation and bylaws as well as certain provisions of Indiana corporation law.

Therefore, the board believes the balance of interests is best served by recommending to shareholders that the articles of incorporation be amended to eliminate all supermajority voting provisions.

A shareholder submitted a proposal for the 2011 annual meeting requesting that the company take actions to eliminate the supermajority vote provisions. The shareholder withdrew the proposal based on the company's commitment to submit this management proposal and to take steps to secure its passage. By recommending these amendments, the board is demonstrating its accountability and willingness to take steps that address shareholder-expressed concerns.

Text of Amendments

Articles 9(c), 9(d), and 13 of the company's amended articles of incorporation contain the provisions that will be affected if this proposal is adopted. These articles, set forth in Appendix A to this proxy statement, show the proposed changes with deletions indicated by strike-outs and additions indicated by underlining. The board has also made conforming changes to the company's bylaws, to be effective immediately upon the effectiveness of the amendments to the articles of incorporation.

Vote Required

The affirmative vote of at least 80 percent of the outstanding common shares is needed to pass this proposal.

The board recommends that you vote FOR amending the company's articles of incorporation to eliminate all supermajority voting requirements.

Item 7. Approval of Executive Officer Incentive Plan

Under Section 162(m) of the Internal Revenue Code (the code), the company cannot take a federal income tax deduction for certain compensation paid in excess of $1 million to the chief executive officer and certain other executive officers. However, performance-based compensation is not counted against this limit if the program under which it is paid is approved by shareholders and meets other requirements. The annual cash incentive bonuses paid to our top executives under The Eli Lilly and Company Bonus Plan (the bonus plan) (described in the "Compensation Discussion and Analysis") have qualified for this full tax deductibility. In order to provide additional assurance of continued tax deductibility of future annual incentive bonuses in light of changes to the bonus plan, we are asking shareholders to approve The Eli Lilly and Company Executive Officer Incentive Plan (EOIP).

The EIOP will work in conjunction with the bonus plan to provide executive officers with annual cash incentives that align the executives' goals with important company performance goals while preserving full tax deductibility of the incentive payments.

Summary of Plan

The primary features of the EOIP are summarized below. This summary is qualified by reference to the full text of the EOIP which is set forth as Appendix B to this proxy statement.

Eligibility

Executive officers of the company (as determined by the board pursuant to SEC regulations) are eligible to participate in the EOIP. There are currently 13 executive officers.

Plan Administration

The EOIP will be administered by the compensation committee of the board (the committee), which is composed of at least three outside directors as defined under the code.

Determination of Annual Incentive Bonus

The EOIP operates by establishing a maximum annual incentive bonus and granting the committee discretion to reduce the bonus from the maximum. Under the EOIP, the maximum bonuses are based on Non-GAAP Net Income (as defined below) for the year. For the chief executive officer, chief operating officer (if any), and executive chairman (if any), the maximum is 0.3 percent of Non-GAAP Net Income. For other executive officers, the maximum is 0.15 percent of Non-GAAP Net Income. No payments can be made unless the company has positive Non-GAAP Net Income for the year. The committee has discretion to reduce, but not increase, the annual incentive bonus.

In exercising this discretion, the committee intends generally to award executive officers the lesser of (i) the bonuses they would have received under the bonus plan or (ii) the EOIP maximum amounts. Each year the committee will establish target bonuses for the executive officers based on a percentage of salary. At the end of the year, the committee will reduce the bonuses from the EOIP maximum based on the company's achievement relative to performance-based goals set by the committee (currently non-GAAP EPS growth, revenue growth, and progress of our research and development pipeline) in a manner consistent with the committee's administration of the bonus plan. Accordingly, actual payouts under the EOIP are expected to be less than the EOIP maximum amounts. The committee retains further discretion to reduce the bonuses below the results that would have been yielded under the bonus plan.

"Non-GAAP Net Income" is the company's positive consolidated net income as reported in its audited financial statements, adjusted to exclude the effects during the year of (i) any acquisition occurring during the year, (ii) material charges or income arising from litigation, (iii) corporate restructuring, asset impairments, or other special charges, (iv) acquired in-process research and development costs, and (v) cumulative effect of changes to U.S. generally accepted accounting principles.

Payments

Payments will be made in cash after the end of the year and prior to March 15 of the following year. Prior to payment, the committee will certify the calculation of positive Non-GAAP Net Income, the EOIP maximums, and any reduction of bonuses based on the committee's exercise of discretion.

Amendment of EOIP

The board of directors or the committee may amend or terminate the EOIP at any time. To the extent the board or committee determines that Section 162(m) requires shareholder approval of an amendment, it shall make such action contingent on shareholder approval.

New Plan Benefits

No determination has been made as to the amounts payable in the future under the EOIP. If the EOIP had been in effect in 2010, the following amounts would have been paid. These are equivalent to the payments made under the bonus plan and are less than the EOIP maximum bonus amounts based on 2010 Non-GAAP Net Income of $5,240.8 million.

Name	Dollar Value
John C. Lechleiter, Ph.D.	$2,982,000
Jan M. Lundberg, Ph.D.	$1,209,501
Derica W. Rice	$1,220,490
Bryce D. Carmine	$1,210,373
Robert A. Armitage	$950,624
All executive officers as a group (13 people):	$11,858,095

The board recommends that you vote FOR the Executive Officer Incentive Plan.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Under SEC rules, our directors and executive officers are required to file with the SEC reports of holdings and changes in beneficial ownership of company stock. We have reviewed copies of reports provided to the company, as well as other records and information. Based on that review, we concluded that all reports were timely filed, except that, due to an administrative error, Mr. Rice incorrectly reported the total number of shares he held at the time he became an officer. The filing was amended to include these shares promptly after the issue was discovered.

Other Information Regarding the Company's Proxy Solicitation

We will pay all expenses in connection with our solicitation of proxies. We will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to and obtaining instructions from persons for whom they hold stock of the company. We expect to solicit proxies primarily by mail, but directors, officers, and other employees of the company may also solicit in person or by telephone, fax, or electronic mail. We have retained Georgeson Inc. to assist in the distribution and solicitation of proxies. Georgeson may solicit proxies by personal interview, telephone, fax, mail, and electronic mail. We expect that the fee for those services will not exceed $17,500 plus reimbursement of customary out-of-pocket expenses.

By order of the board of directors,

James B. Lootens
Secretary

March 7, 2011

Appendix A

Proposed Amendments to the Company's Articles of Incorporation

Proposed changes to the company's articles of incorporation are shown below related to Items 5 and 6, "Items of Business To Be Acted Upon at the Meeting." The changes shown to Article 9(b) will be effective if "Item 5. Proposal to Amend the Company's Articles of Incorporation to Provide for Annual Election of All Directors" (pages 52-53) receives the vote of at least 80 percent of the outstanding shares. The changes to Articles 9(c), 9(d), and 13 will be effective if "Item 6. Proposal to Amend the Company's Articles of Incorporation to Eliminate All Supermajority Voting Requirements" (pages 53-54) receives the vote of at least 80 percent of the outstanding shares. Additions are indicated by underlining and deletions are indicated by strike-outs.

. . . . .

9. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation or exclusion of the powers conferred by statute:

(a) The number of directors of the Corporation, exclusive of directors who may be elected by the holders of any one or more series of Preferred Stock pursuant to Article 7(b) (the "Preferred Stock Directors"), shall not be less than nine, the exact number to be fixed from time to time solely by resolution of the Board of Directors, acting by not less than a majority of the directors then in office.

(b) ~~The~~ Prior to the 2012 annual meeting of directors, the Board of Directors (exclusive of Preferred Stock Directors) shall be divided into three classes, with the term of office of one class expiring each year. ~~At the annual meeting of shareholders in 1985, five directors of the first class shall be elected to hold office for a term expiring at the 1986 annual meeting, five directors of the second class shall be elected to hold office for a term expiring at the 1987 annual meeting, and six directors of the third class shall be elected to hold office for a term expiring at the 1988 annual meeting.~~ Commencing with the annual meeting of shareholders in ~~1986~~2012, each class of directors whose term shall then expire shall be elected to hold office for a ~~three-~~one-year term expiring at the next annual meeting of shareholders. In the case of any vacancy on the Board of Directors, ~~including a vacancy created by an increase in the number of directors,~~ the vacancy shall be filled by election of the Board of Directors with the director so elected to serve for the remainder of the term of the director being replaced or, in the case of an additional director~~, for the remainder of the term of the class to which the director has been assigned.~~ until the next annual meeting of shareholders. All directors shall continue in office until the election and qualification of their respective successors in office. ~~When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so assigned among the classes by a majority of the directors then in office, though less than a quorum, as to make all classes as nearly equal in number as possible.~~ No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Election of directors need not be by written ballot unless the By-laws so provide.

(c) Any director or directors (exclusive of Preferred Stock Directors) may be removed from office at any time, but only for cause and only by the affirmative vote of ~~at least 80% of the votes entitled to be cast by holders of all the outstanding shares~~ a majority of votes cast by the holders of Voting Stock (as defined in Article 13 hereof), voting together as a single class.

~~(d) Notwithstanding any other provision of these Amended Articles of Incorporation or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or these Amended Articles of Incorporation, the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article 9.~~

. . . . .

13. In addition to all other requirements imposed by law and these Amended Articles ~~and except as otherwise expressly provided in paragraph (c) of this Article 13~~, none of the actions or transactions listed in paragraph (a) below shall be effected by the Corporation, or approved by the Corporation as a shareholder of any majority-owned subsidiary of the Corporation if, as of the record date for the determination of the shareholders entitled to vote

thereon, any Related Person (as hereinafter defined) exists, unless the applicable requirements of paragraphs (b), (c), (d), ~~(e),~~ and (fe) of this Article 13 are satisfied.

(a) The actions or transactions within the scope of this Article 13 are as follows:

(i) any merger or consolidation of the Corporation or any of its subsidiaries into or with such Related Person;
(ii) any sale, lease, exchange, or other disposition of all or any substantial part of the assets of the Corporation or any of its majority-owned subsidiaries to or with such Related Person;
(iii) the issuance or delivery of any Voting Stock (as hereinafter defined) or of voting securities of any of the Corporation's majority-owned subsidiaries to such Related Person in exchange for cash, other assets or securities, or a combination thereof;
(iv) any voluntary dissolution or liquidation of the Corporation;
(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its subsidiaries, or any other transaction (whether or not with or otherwise involving a Related Person) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of capital stock of the Corporation, or any securities convertible into capital stock of the Corporation or into equity securities of any subsidiary, that is beneficially owned by any Related Person; or
(vi) any agreement, contract, or other arrangement providing for any one or more of the actions specified in the foregoing clauses (i) through (v).

(b) The actions and transactions described in paragraph (a) of this Article 13 shall have been authorized by the affirmative vote of ~~at least 80% of all~~ a majority of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock, voting together as a single class.

~~(c) Notwithstanding paragraph (b) of this Article 13, the 80% voting requirement shall not be applicable if any action or transaction specified in paragraph (a) is approved by the Corporation's Board of Directors and by a majority of the Continuing Directors (as hereinafter defined).~~

(dc) Unless approved by a majority of the Continuing Directors, after becoming a Related Person and prior to consummation of such action or transaction~~.~~:

(i) the Related Person shall not have acquired from the Corporation or any of its subsidiaries any newly issued or treasury shares of capital stock or any newly issued securities convertible into capital stock of the Corporation or any of its majority-owned subsidiaries, directly or indirectly (except upon conversion of convertible securities acquired by it prior to becoming a Related Person or as a result of a pro rata stock dividend or stock split or other distribution of stock to all shareholders pro rata);
(ii) such Related Person shall not have received the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial assistance or tax credits provided by the Corporation or any of its majority-owned subsidiaries, or made any major changes in the Corporation's or any of its majority-owned subsidiaries' businesses or capital structures or reduced the current rate of dividends payable on the Corporation's capital stock below the rate in effect immediately prior to the time such Related Person became a Related Person; and
(iii) such Related Person shall have taken all required actions within its power to ensure that the Corporation's Board of Directors included representation by Continuing Directors at least proportionate to the voting power of the shareholdings of Voting Stock of the Corporation's Remaining Public Shareholders (as hereinafter defined), with a Continuing Director to occupy an additional Board position if a fractional right to a director results and, in any event, with at least one Continuing Director to serve on the Board so long as there are any Remaining Public Shareholders.

(ed) A proxy statement responsive to the requirements of the Securities Exchange Act of 1934, as amended, whether or not the Corporation is then subject to such requirements, shall be mailed to the shareholders of the Corporation for the purpose of soliciting shareholder approval of such action or transaction and shall contain at the front thereof, in a prominent place, any recommendations as to the advisability or inadvisability of the action or transaction which the Continuing Directors may choose to state and, if deemed advisable by a majority of the Continuing Directors, the opinion of an investment banking firm selected by a majority of the Continuing Directors as to the fairness (or not) of the terms of the action or transaction from a financial point of view to the Remaining Public Shareholders, such investment banking firm to be paid a reasonable fee for its services by the Corporation. The requirements of this paragraph (ed) shall not apply to any such action or transaction which is approved by a majority of the Continuing Directors.

(~~f~~e) For the purpose of this Article 13

(i) the term "Related Person" shall mean any other corporation, person, or entity which beneficially owns or controls, directly or indirectly, 5% or more of the outstanding shares of Voting Stock, and any Affiliate or Associate (as those terms are defined in the General Rules and Regulations under the Securities Exchange Act of 1934) of a Related Person; *provided, however,* that the term Related Person shall not include (a) the Corporation or any of its subsidiaries, (b) any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any subsidiary of the Corporation or any trustee of or fiduciary with respect to any such plan when acting in such capacity, or (c) Lilly Endowment, Inc.; and *further provided,* that no corporation, person, or entity shall be deemed to be a Related Person solely by reason of being an Affiliate or Associate of Lilly Endowment, Inc.;

(ii) a Related Person shall be deemed to own or control, directly or indirectly, any outstanding shares of Voting Stock owned by it or any Affiliate or Associate of record or beneficially, including without limitation shares

a. which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants, or options, or otherwise or

b. which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause a. above), by any other corporation, person, or other entity with which it or its Affiliate or Associate has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of Voting Stock, or which is its Affiliate (other than the Corporation) or Associate (other than the Corporation);

(iii) the term "Voting Stock" shall mean all shares of any class of capital stock of the Corporation which are entitled to vote generally in the election of directors;

(iv) the term "Continuing Director" shall mean a director who is not an Affiliate or Associate or representative of a Related Person and who was a member of the Board of Directors of the Corporation immediately prior to the time that any Related Person involved in the proposed action or transaction became a Related Person or a director who is not an Affiliate or Associate or representative of a Related Person and who was nominated by a majority of the remaining Continuing Directors; and

(v) the term "Remaining Public Shareholders" shall mean the holders of the Corporation's capital stock other than the Related Person.

(~~g~~f) A majority of the Continuing Directors of the Corporation shall have the power and duty to determine for the purposes of this Article 13, on the basis of information then known to the Continuing Directors, whether (i) any Related Person exists or is an Affiliate or an Associate of another and (ii) any proposed sale, lease, exchange, or other disposition of part of the assets of the Corporation or any majority-owned subsidiary involves a substantial part of the assets of the Corporation or any of its subsidiaries. Any such determination by the Continuing Directors shall be conclusive and binding for all purposes.

(~~h~~g) Nothing contained in this Article 13 shall be construed to relieve any Related Person or any Affiliate or Associate of any Related Person from any fiduciary obligation imposed by law.

(~~i~~h) The fact that any action or transaction complies with the provisions of this Article 13 shall not be construed to waive or satisfy any other requirement of law or these Amended Articles of Incorporation or to impose any fiduciary duty, obligation, or responsibility on the Board of Directors or any member thereof, to approve such action or transaction or recommend its adoption or approval to the shareholders of the Corporation, nor shall such compliance limit, prohibit, or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such action or transaction. The Board of Directors of the Corporation, when evaluating any actions or transactions described in paragraph (a) of this Article 13, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers, and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located.

~~(j) Notwithstanding any other provision of these Amended Articles of Incorporation or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or these Amended Articles of Incorporation, the affirmative vote of the holders of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend, or repeal this Article 13.~~

. . . . .

Appendix B

The Eli Lilly and Company Executive Officer Incentive Plan

Section 1. Purpose

The purpose of The Eli Lilly and Company Executive Officer Incentive Plan ("Plan") is to provide an incentive for covered Executive Officers to use their best efforts to further the business objectives of the Company and thereby create shareholder value. To achieve this purpose, the Plan provides for a significant annual incentive bonus component tied directly to the achievement of stated business objectives as part of each covered Executive Officer's compensation package.

All payments made pursuant to the Plan are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Section 2. Effective Date and Term

The Plan is effective as of January 1, 2011, subject to approval by the affirmative vote of a majority of shares of the Company's common stock voting at the annual meeting of shareholders in April, 2011. The Plan shall remain in effect until it is terminated by the Compensation Committee or the Board.

Section 3. Definitions and Rules of Interpretation

3.1 **Definitions.** The following words and phrases have the following meanings, when used in the Plan, unless a different meaning is clearly required by the context.

(a) "Annual Incentive Bonus" means the bonus with respect to a Participant determined pursuant to Section 6.

(b) "Board" means the Board of Directors of Eli Lilly and Company.

(c) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations thereunder. Any reference to a provision of the Code shall include its successor.

(d) "Committee" or "Compensation Committee" means the Compensation Committee of the Board or the successor of such committee, which in each case shall consist solely of two or more members who are "outside directors" within the meaning of Code Section 162(m).

(e) "Company" means Eli Lilly and Company and its subsidiaries.

(f) "Disabled" means, (i) with respect to a Participant eligible to participate in The Lilly Extended Disability Plan, that the Participant has become eligible for payment under that plan, or (ii) with respect to a Participant who is not eligible to participate in The Lilly Extended Disability Plan, that the Participant is "disabled" under the Company-sponsored disability benefit plan or program in which he participates.

(g) "Executive Officer" means, with respect to a Performance Year, any person designated by the Board as an executive officer within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended.

(h) "Lilly" means Eli Lilly and Company.

(i) "Non-GAAP Net Income" means, with respect to a Performance Year, the Company's positive consolidated net income, as determined in accordance with U.S. GAAP, adjusted to exclude the effects, as shown on the financial statements filed as part of Form 10-K for the Performance Year, of (i) any acquisition during the Performance Year, including the amortization expense of intangible assets acquired during the Performance Year, (ii) material charges or income arising from litigation, (iii) corporate restructuring, asset impairment, or other special charges, (iv) in-process research and development costs, and (v) cumulative effect of changes to U.S. GAAP accounting.

(j) "Participant" means, with respect to a Performance Year, an Executive Officer who participates in the Plan for part or all of the Performance Year.

(k) "Performance Year" means the calendar year for which the Company's performance determines the amount of a Participant's Annual Incentive Bonus. The Performance Year shall be the calendar year preceding the year of payment.

(l) "Plan" means The Eli Lilly and Company Executive Officer Incentive Plan, as set forth herein and as hereafter amended from time to time.

(m) "Retirement" means, (i) with respect to a Participant eligible to participate in The Lilly Retirement Plan ("Retirement Plan"), cessation of employment with the Company after having (A) reached age 55 with at least ten years of service, (B) reached age 65 with at least five years of service, or (C) completed at least 80 points, all as determined under the provisions of the Retirement Plan, as amended from time to time, and (ii) with respect to a Participant who is not eligible to participate in the Retirement Plan, cessation of employment with the Company as a retired employee under the applicable retirement benefit plan or program as provided by the Company or applicable law.

(n) "Retirement Plan" means The Lilly Retirement Plan.

3.2 **Rules of Interpretation.** For purposes of the Plan, the following rules of interpretation apply:
(a) Masculine pronouns refer both to males and to females.

(b) Reference to a Section of the Code shall be deemed a reference to its successor.

(c) The Plan shall be interpreted and administered to effect compliance with the provisions of Code Section 162(m).

(d) The Plan shall be interpreted in accordance with the internal laws of the State of Indiana, without regard to conflict of law principles, and applicable federal law.

Section 4. Administration

4.1 **Powers of the Committee.** The Committee shall administer the Plan. The Committee has the authority to interpret the terms and provisions of the Plan and to determine any and all questions arising under the Plan. The Committee also has the authority to adopt, amend, and rescind rules consistent with the Plan and Code Section 162(m).

4.2 **Certification of Results.** Before any amount is paid under the Plan with respect to a Performance Year, the Committee shall certify in writing (i) that the performance goal described in Section 6.1 has been met for the Performance Year, (ii) the calculation of Non-GAAP Net Income for the Performance Year, (iii) any reduction of an Annual Incentive Bonus pursuant to the Committee's discretionary authority under Section 6.2.

4.3 **Finality of Committee Determinations.** Any determination by the Committee of Non-GAAP Net Income and the level and entitlement to an Annual Incentive Bonus, and any interpretation, rule, or decision adopted by the Committee under the Plan or in carrying out or administering the Plan, is final and binding for all purposes and upon all interested persons, their heirs, and personal representatives. The Committee may rely conclusively on determinations made by Lilly and its auditors to determine Non-GAAP Net Income and related information for administration of the Plan, whether such information is determined by Lilly, its auditors, or a third-party vendor engaged to provide such information to Lilly. This Subsection is not intended to limit the Committee's power, to the extent it deems proper in its discretion, to take any action permitted under the Plan and Code Section 162(m).

Section 5. Eligibility and Participation

5.1 **Commencement of Participation.** An individual shall become a Participant on the later of the effective date of the Plan or upon becoming an Executive Officer.

5.2 **Termination of Participation.** A Participant shall cease to be such upon ceasing to hold a position designated by the Board as an Executive Officer position; provided, however, if guidance under Code Section 162(m)(3) would cause such individual to be a "covered employee" within the meaning of Code Section 162(m)(3) for the Performance Year, the individual shall continue as a Participant for the remainder of the Performance Year on the same basis as if he were an Executive Officer on the last day of the Performance Year.

Section 6. Determination of Annual Incentive Bonus

6.1 **Performance Goal and Formula for Determining Annual Incentive Award.** The amount of a Participant's Annual Incentive Bonus, before any reduction pursuant to Section 6.2, shall be based entirely on the Company's Non-GAAP Net Income. No Annual Incentive Bonus shall be paid to any Participant for a Performance Year unless the Company has positive Non-GAAP Net Income for the Performance Year. The amount of an Executive Officer's Annual Incentive Bonus, prior to reduction pursuant to Section 6.2, shall be .3% of Non-GAAP Net Income for the Chief Executive Officer, Chief Operating Officer, or Executive Chairman, and .15% of Non-GAAP Net Income for all other Participants. If an individual serves as Chief Executive Officer, Chief Operating Officer and/or Executive Chairman for part of a Performance Year and as an Executive Officer in another position for part of the same Performance Year, the amount of the Annual Incentive Bonus shall be pro-rated based on the number of days during the Performance Year served in each capacity.

6.2 **Discretion of Committee to Reduce Award.** The Committee shall have the authority, in its sole discretion, to reduce (but not increase) the amount of any Annual Incentive Bonus. The Committee may establish factors that it will take into account in determining whether to exercise its discretion pursuant to this Section and may inform each Participant of such factors; provided, however, the Committee may further reduce an Annual Incentive Bonus at any time before payment on the basis of such additional factors as it deems relevant.

6.3 **Required Employment.**

(a) Except as provided in Subsection (b), a Participant must be an employee of the Company on the last day of a Performance Year to receive payment of an Annual Incentive Bonus for such Performance Year.

(b) A Participant who (i) is treated as an Executive Officer on the last day of a Performance Year pursuant to Section 5.2 and (ii) who has taken Retirement or died during the Performance Year or who became Disabled during the Performance Year and remained Disabled through the end of such Performance Year will be considered to satisfy the requirements of Subsection (a), provided that he did not take Retirement in lieu of termination of employment because of an immediately terminable offense.

Section 7. Payment of Annual Incentive Bonus

7.1 **Timing of Payment.** Payment of the Annual Incentive Bonus for a Performance Year, including payments made with respect to a Retired, Disabled, or deceased Participant, shall be made after the end of the Performance Year and not later than March 15 of the year following the Performance Year.

7.2 **Terminated Employee.** Except as provided in Section 6.3(b), if a Participant's employment with the Company ends for any reason prior to the last day of the Performance Year, he will not receive an Annual Incentive Bonus for such Performance Year.

7.3 **Deceased Participant.** If a Participant dies before payment is made pursuant to Section 7.1, payment of any amount that would otherwise be paid to the Participant shall be made to his personal representative or beneficiary, as determined by the Committee.

Section 8. Miscellaneous

8.1 **No Vested Right.** No Participant or beneficiary of a Participant will have a vested right to an Annual Incentive Bonus until payment is made to him under Section 7.1.

8.2 **No Employment Rights.** No provision of the Plan or any action taken by the Company, the Board, or the Committee will give any person any right to be retained in the employ of the Company. The right and power of the Company to dismiss or discharge any Participant for any reason or no reason, with or without notice, is specifically reserved.

8.3 **No Adjustments.** After the certifications described in Section 4.2 for a Performance Year, no adjustments will be made to reflect any subsequent change in accounting, the effect of federal, state, or municipal taxes later assessed or determined, or otherwise.

8.4 **Company's Right of Recovery.** Notwithstanding any other provision of the Plan, including Section 8.3, all payments pursuant to the Plan are subject to the Company's Executive Compensation Recovery Policy, as in effect from time to time. In addition, nothing herein shall limit the Company's power to take such action as it deems necessary to remedy any misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner that it deems appropriate.

8.5 **Other Representations.** Nothing contained in this Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any employee, participant, beneficiary, legal representative, or any other person. Although Participants generally have no right to any payment from this Plan, to the extent that any Participant acquires a right to receive payments from the Company under the Plan, such right will be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder will be paid from the general funds of the Company and no special or separate fund will be established, and no segregation of assets will be made, to assure payment of such amount.

8.6 **Tax Withholding.** The Company will make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all federal, state, local, and other taxes required by law to be withheld with respect to Annual Incentive Bonus payments under the Plan, including, but not limited to, deducting the amount required to be withheld from the amount of cash otherwise payable under the Plan, or from salary or any other amount then or thereafter payable to an employee, Participant, beneficiary, or legal representative.

8.7 **Effect of Plan on other Company Plans.** Nothing contained in this Plan is intended to amend, modify, terminate, or rescind other benefit or compensation plans established or maintained by the Company. Whether and to what extent a Participant's Annual Incentive Bonus is taken into account under any other plan will be determined solely in accordance with the terms of such plan.

8.8 **Notice.** Any notice to be given to the Company or Committee pursuant to the provisions of the Plan will be in writing and directed to Secretary, Eli Lilly and Company, Lilly Corporate Center, Indianapolis, IN 46285.

Section 9. Amendment, Suspension, or Termination

The Board or Committee may amend, suspend, or terminate the Plan, in whole or in part, at any time and without notice, by written resolution of the Board or Committee, as applicable. To the extent that the Board or Committee determines that Code Section 162(m) requires shareholder approval of such action, it shall make such action contingent on approval by the Company's shareholders.

. . . . .



Executive Committee

John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

Susan Mahony, Ph.D.
Senior Vice President, and President, Lilly Oncology

Bryce D. Carmine
Executive Vice President, and President, Lilly Bio-Medicines

Derica W. Rice
Executive Vice President, Global Services, and Chief Financial Officer

Robert A. Armitage
Senior Vice President and General Counsel

Stephen F. Fry
Senior Vice President, Human Resources and Diversity

Jacques Tapiero
Senior Vice President, and President, Emerging Markets

Senior Leadership

E. Paul Ahern, Ph.D.
Senior Vice President, Global API Manufacturing

Robert W. Armstrong, Ph.D.
Vice President, Global External Research and Development, Lilly Research Laboratories

Alex M. Azar II
Vice President, Managed Healthcare Services and Puerto Rico, Lilly USA

Karim Bitar
President, Europe, Australia, and Canada Operations

Robert B. Brown
Senior Vice President, Marketing, and Chief Marketing Officer

Thomas F. Bumol, Ph.D.
Vice President, Biotechnology Discovery Research, and President, Applied Molecular Evolution, Lilly Research Laboratories

Newton F. Crenshaw
Vice President, Global Business to Payer, Bio-Medicines, and Corporate Affairs

Maria Crowe
Senior Vice President, Global Drug Products

Andrew M. Dahlem, Ph.D.
Vice President, Operations, Lilly Research Laboratories, and Lilly Research Laboratories, Europe

J. Carmel Egan, Ph.D.
Vice President, Portfolio Project Management, Lilly Research Laboratories

Timothy J. Garnett, M.D.
Senior Vice President, Development Center of Excellence, Lilly Research Laboratories, and Chief Medical Officer

Thomas W. Grein
Senior Vice President, Finance, and Treasurer



Jan M. Lundberg, Ph.D.
Executive Vice President, Science and Technology, and President, Lilly Research Laboratories

Enrique A. Conterno
Senior Vice President, and President, Lilly Diabetes

Jeffrey N. Simmons
Senior Vice President, and President, Elanco Animal Health

Anne Nobles
Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer

Barton R. Peterson
Senior Vice President, Corporate Affairs and Communications

Frank M. Deane, Ph.D.
President, Manufacturing Operations

William F. Heath Jr., Ph.D.
Senior Vice President, Product Research and Development, Lilly Research Laboratories

Michael C. Heim
Senior Vice President, Information Technology, and Chief Information Officer

Peter J. Johnson
Vice President, Corporate Strategy

Elizabeth H. Klimes
Vice President, Six Sigma

W. Darin Moody
Vice President, Corporate Engineering and Continuous Improvement

Elizabeth G. O'Farrell
Senior Vice President, Finance

David A. Ricks
President, Lilly USA

Sharon L. Sullivan
Vice President, Human Resources

Thomas R. Verhoeven, Ph.D.
Senior Vice President, Development Center of Excellence, Lilly Research Laboratories

Fionnuala Walsh, Ph.D.
Senior Vice President, Global Quality

James A. Ward
Vice President, Procurement, and Chief Procurement Officer

J. Anthony Ware, M.D.
Group Vice President, Neuroscience/Cardiovascular Acute Care/Urology Product Development, Lilly Bio-Medicines

Andreas F. Witzel, Pharm.D.
Vice President, Manufacturing, Science and Technology/Supply Chain/Global Packaging

Alfonso G. Zulueta
President and General Manager, Lilly Japan

Corporate Information

Annual meeting

The annual meeting of shareholders will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 18, 2011, at 11:00 a.m. EDT. For more information, see the proxy statement section of this report.

10-K and 10-Q reports

Paper copies of the company's annual report to the Securities and Exchange Commission on Form 10-K and quarterly reports on Form 10-Q are available upon written request to:

Eli Lilly and Company
P.O. Box 88665
Indianapolis, Indiana 46208-0665

To access these reports more quickly, you can find all of our SEC filings online at: **http://investor.lilly.com/sec.cfm**

Stock listings

Eli Lilly and Company common stock is listed on the New York, London, and Swiss stock exchanges. NYSE ticker symbol: LLY. Most newspapers list the stock as "Lilly (Eli) and Co."

CEO and CFO certifications

The company's chief executive officer and chief financial officer have provided all certifications required under Securities and Exchange Commission regulations with respect to the financial information and disclosures in this report. The certifications are available as exhibits to the company's Form 10-K and 10-Q reports.

In addition, the company's chief executive officer has filed with the New York Stock Exchange a certification to the effect that, to the best of his knowledge, the company is in compliance with all corporate governance listing standards of the Exchange.

Transfer agent and registrar

Wells Fargo Shareowner Services
Mailing address:
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Overnight address:
161 North Concord Exchange
South St. Paul, Minnesota 55075
Telephone: 1-800-833-8699
E-mail: stocktransfer@wellsfargo.com
Internet:
https://wellsfargo.com/contactshareownerservices

Dividend reinvestment and stock purchase plan

Wells Fargo Shareowner Services administers the Shareowner Service Plus Plan, which allows registered shareholders to purchase additional shares of Lilly common stock through the automatic investment of dividends. The plan also allows registered shareholders and new investors to purchase shares with cash payments, either by check or by automatic deductions from checking or savings accounts. The minimum initial investment for new investors is $1,000. Subsequent investments must be at least $50. The maximum cash investment during any calendar year is $150,000. Please direct inquiries concerning the Shareowner Service Plus Plan to:

Wells Fargo Shareowner Services
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 1-800-833-8699

Online delivery of proxy materials

Shareholders may elect to receive annual reports and proxy materials online. This reduces paper mailed to the shareholder's home and saves the company printing and mailing costs. To enroll, go to **http://investor.lilly.com/services.cfm** and follow the directions provided.

Annual Meeting Admission Ticket

Eli Lilly and Company 2011 Annual Meeting of Shareholders
Monday, April 18, 2011
11:00 a.m. EDT

Lilly Center Auditorium
Lilly Corporate Center
Indianapolis, Indiana 46285

The top portion of this page will be required for admission to the meeting.

Please write your name and address in the space provided below and present this ticket when you enter the Lilly Center.

Doors open at 10:15 a.m.

Name ____

Address ____

City, State, and Zip Code ________________________________

Detach here

Detach here


I-865
I-465
I-69
I-65
US 31
I-74
Meridian Street
I-65
I-70
I-65
I-70
Washington Street
US 40
I-70
Lilly
I-74
I-65
I-465


Ohio Street
Ohio Street
Market Street
Washington Street
Washington Street
Maryland Street
Virginia Avenue
West Street
Capitol Avenue
Illinois Street
Meridian Street
Pennsylvania Street
Delaware Street
East Street
College Avenue
I-65
I-70
South Street
South Street
Fletcher Ave
Missouri Street
McCarty Street
Meridian Street
Madison Avenue
Lilly
P
I-70
EXIT 79B
EXIT 79B
I-65

Directions and Parking

From I-70 take Exit 79B; follow signs to McCarty Street. Turn right (east) on McCarty Street; go straight into Lilly Corporate Center. You will be directed to parking. **Be sure to take the admission ticket (the top portion of this page) with you to the meeting and leave this parking pass on your dashboard.**

Take the top portion of this page with you to the meeting.

Detach here

Detach here

Eli Lilly and Company
Annual Meeting of Shareholders
April 18, 2011

Complimentary Parking
Lilly Corporate Center

Please place this identifier on the dashboard of your car as you enter Lilly Corporate Center so it can be clearly seen by security and parking personnel.

Our Responsibility

Lilly believes that we can best carry out our corporate responsibility by achieving our vision as a company: We will make a significant contribution to humanity by improving global health in the 21st century.

Building on the work we do each day to bring new medicines to patients, Lilly is committing not only money but also scientific, technical, and business expertise to improve the health of under-served people across the globe—specifically, people in low- and middle-income countries who lack the resources to obtain quality health care.


Lilly
Hands
and Hearts

We complement these efforts with initiatives focused on bettering the communities that are home to our major operations, with a special emphasis on programs to improve the quality of education. We also aim to demonstrate our commitment to environmental sustainability in all aspects of our business.

We're using our financial resources and expertise to create *shared value* for society and our company where we can have a lasting impact through our corporate responsibility efforts.

For more information on Lilly's commitment to corporate responsibility and transparency:

Corporate Responsibility .... **www.lilly.com/responsibility**
Communication on Progress to the United Nations Global Compact ... **http://www.lilly.com/responsibility/business/**
Lilly MDR-TB (Multi-drug Resistant Tuberculosis) Partnership .... **www.lillymdr-tb.com**
Lilly Clinical Trial Registry .... **www.lillytrials.com**
Lilly Grant Office Registry.......... **www.lillygrantoffice.com/pages/grant_registry.aspx**
Lilly Faculty Registry .... **www.lillyfacultyregistry.com**
Lilly Physician Payment Registry .... **www.lillyphysicianpaymentregistry.com**
LillyPAC Report of Political Financial Support .... **www.lilly.com/about/public_affairs/**

For more information on Lilly and pharmaceutical industry patient-assistance programs:

Partnership for Prescription Assistance (industry program) .... **www.pparx.org**
LillyMedicareAnswers (for eligible Medicare recipients)............ **www.lillymedicareanswers.com**
Lilly Cares (for eligible low-income uninsured patients) .... **www.lillycares.com** or call toll-free **1-800-545-6962**

For perspectives on health care innovation:

LillyPAD, an official blog of Eli Lilly and Company .... **lillypad.lilly.com**

Trademarks Used In This Report

Trademarks or service marks owned by Eli Lilly and Company or its subsidiaries or affiliates, when first used in this report, appear with an initial capital and are followed by the symbol® or™, as applicable. In subsequent uses of the marks in the report, the symbols are omitted.

Actos® is a trademark of Takeda Chemical Industries, Ltd.
Axid® is a trademark of Reliant Pharmaceuticals, LLC
Bydureon™ and Byetta® are trademarks of Amylin Pharmaceuticals, Inc.
Livalo® is a trademark of Kowa Company Ltd.
Vancocin® is a trademark of ViroPharma Incorporated

 YEAR2010AR

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA
317-276-2000
www.lilly.com

Lilly
Answers That Matter.